As filed with the Securities and Exchange Commission on February 10, 2026

Registration No. 333-292822

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Clear Street Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6211	86-2376416
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Greenwich Street, 45th Floor

New York, NY 10007

Telephone: (646) 845-0036

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward T. Tilly

Chief Executive Officer

Clear Street Group Inc.

150 Greenwich Street, 45th Floor

New York, NY 10007

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr. Hillary A. Coleman Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Kenneth A. Sicklick Chief Legal Officer Clear Street Group Inc. 150 Greenwich Street, 45th Floor New York, NY 10007 (646) 845-0036	Daniel I. Goldberg Eric Blanchard Richard Segal Minkyu Park Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 10, 2026

PRELIMINARY PROSPECTUS

23,809,524 Shares

Clear Street Group Inc.

Class A Common Stock

This is an initial public offering of Clear Street Group Inc. We are offering 23,809,524 shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the public offering price will be between $40.00 and $44.00 per share. We have applied to list our Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CLRS.”

Upon completion of this offering, we will have two classes of common stock: Class A common stock and Class B common stock (together, our “common stock”). The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class B common stock is entitled to ten votes per share and convertible at any time into one share of Class A common stock. Upon completion of this offering, all of our Class B common stock will be held by Clear Street Global Corp. (“Global Corp.”). For more information about our capital stock, see the section titled “Description of Capital Stock.”

Upon completion of this offering, all shares of our Series A preferred stock will remain outstanding. The rights of the holders of our Series A preferred stock include a quarterly dividend and a liquidation preference. We may redeem the Series A preferred stock, in whole or in part, on any dividend payment date on or after October 30, 2026 for $25.00 per share, plus accrued and unpaid dividends. Our Series A preferred stock is not convertible. See the section titled “Description of Capital Stock” for additional information regarding the rights of the holders of our Series A preferred stock.

Upon completion of this offering, the holders of our Class A common stock issued in this offering will collectively hold approximately 8.86% of our capital stock and approximately 1.86% of the combined voting power in us, and Global Corp. will beneficially own approximately 44.08% of our capital stock and approximately 88.28% of the combined voting power in us. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management—Controlled Company Exemption.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Clear Street Group Inc.	$	$

(1)	See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters.

We have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to an additional 3,571,428 shares of Class A common stock at the initial public offering price, less certain of the underwriting discounts and commissions.

At our request, the underwriters have reserved up to 1,190,476 shares of our Class A common stock, or 5% of the shares being offered pursuant to this prospectus, for sale at the initial public offering price to certain individuals and entities as determined by certain of our officers through a directed share program. See “Underwriting (Conflicts of Interest)—Directed Share Program” for additional information.

Certain funds and accounts managed by BlackRock, Inc. (the “cornerstone investor”) have indicated an interest in purchasing up to an aggregate of $200 million of shares of our Class A common stock in this offering at the initial public offering price. The shares to be purchased by the cornerstone investor will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of our Class A common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on     , 2026.

Goldman Sachs & Co. LLC	BofA Securities	Morgan Stanley	UBS Investment Bank	Clear Street

BMO Capital Markets	Barclays	RBC Capital Markets	TD Securities

Piper Sandler	CIBC Capital Markets	Regions Securities LLC	BTIG	M&T Securities

Cohen & Company Capital Markets	Hovde Group, LLC	Roberts & Ryan	Rosenblatt	Wedbush Securities

Prospectus dated     , 2026

Through and including    , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

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Basis of Presentation

As used in this prospectus, unless the context otherwise requires. “Company,” “we,” “us,” “our,” “Clear Street,” the “Issuer,” the “Registrant,” and similar references refer to Clear Street Group Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries.

Market, Industry, and Other Data

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus is reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”); however, management evaluates our results of operations using, among other measures, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income (loss), which are non-GAAP financial measures.

We present Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income (loss) because we view them as important supplemental measures of operating performance and we believe they are useful to securities analysts, investors, and other interested parties in evaluating our results. Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income (loss) allow for an assessment of ongoing platform performance without the effect of (cash and non-cash) charges that do not relate to the core operations of our business.

These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently than we do or may not calculate them at all. Additionally, these non-GAAP financial measures are not measurements of financial performance under GAAP. In order to facilitate a

ii

clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical consolidated financial statements and notes thereto included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for more information regarding our use of non-GAAP financial measures.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus. Some of the statements in this prospectus are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Our Mission

Clear Street’s mission is to give every sophisticated investor access to every asset, in every market, through a unified platform built for speed, transparency and scale.

We give our clients the technology, tools, and service once reserved for the largest institutions, rebuilt with modern infrastructure. Our single, cloud-native, end-to-end capital markets platform powers investor growth today and is transforming how investors can interact with markets tomorrow.

Business Overview

Capital markets are the greatest engine of wealth creation in the world, with trillions of dollars and billions of trades moving through them every day.

Today, all but the largest investors are constrained by legacy capital markets infrastructure that was often built decades ago. We believe that the vast majority of sophisticated investors are caught in between, too complex for retail and self-directed platforms, but not prioritized by global incumbents. As a result, these sophisticated investors typically hold excess capital and devote significant time and resources to managing fragmented workflows, from funding and risk management, to reconciliation and reporting—leaving capital trapped instead of invested for growth.

Clear Street is a financial infrastructure technology company that has built a cloud-native, end-to-end capital markets platform powered by a single real-time ledger. Our platform supports our clients’ capital markets activity by unifying trading, risk management, and financing on a single platform. As a result, our system provides clients efficient market access plus accurate and real-time visibility into their positions and risk. We operate within the financial services ecosystem enabling sophisticated investors to access the global market on a growing set of asset classes, financial instruments and markets. We connect our infrastructure to banks, clearing houses, depositories, brokers and exchanges to facilitate client activity.

Because every activity runs on one platform rather than across multiple systems, we have observed that adoption compounds naturally. Clients benefit from faster onboarding, more efficient financing, and deeper integration. In addition, our single real-time ledger captures a record of all client activity on the platform, which forms a differentiated dataset that provides deep insights into market activity and risk levels. As client activity scales and is captured by our ledger, our dataset is further enriched, which sharpens our risk models and supports more efficient uses in capital. This in turn creates a self-reinforcing cycle of growth and defensibility that makes the platform increasingly difficult for competitors to replicate.

Our infrastructure underpins every client interaction and allows us to expand functionality without rebuilding or duplicating systems. Our cloud-native platform enables clients to trade, manage risk, and finance activity across asset classes, financial instruments and geographies through a modular, connected suite of proprietary applications. Studio, the client interface of our platform, unifies access to these applications—providing a single environment through which clients interact with our infrastructure via a Clear Street web interface or through Clear Street application programming interfaces (“APIs”). Applications form the functional layers of our platform by transforming client activity into value. All applications draw from the same real-time dataset and connect directly to counterparties, exchanges, and clearing houses globally turning trading, risk, and financing into one unified platform. Together, they span the full lifecycle of a trade:

•

Trading and Execution. Clients can trade by utilizing our execution management system (“EMS”) application or by connecting directly to our infrastructure through the Financial Information Exchange connectivity protocol (“FIX”) or our APIs. These enable clients to send electronic trade orders directly to executing brokers, trading algorithms, exchange or trading venues. Clients may also choose to engage our high-touch trading desk, where experienced market professionals provide tailored trading strategies, source liquidity across venues, and advise on complex or sensitive trades. This service enables clients to leverage our market expertise and relationships to optimize outcomes that may not be achievable through fully electronic trading.

•

Clearing and Custody applications handle settlement, recordkeeping, and safekeeping of client assets, ensuring trades are processed accurately, positions and collateral are reconciled, and assets remain protected.

•	Risk and Margin applications then calculate exposure and capital requirements in real time.

•	Portfolio Management and Analytics applications provide a single view of performance and positions across accounts, asset classes and financial instruments.

•	Lifecycle Management applications automate post-trade events such as option exercises, assignments, and other corporate actions.

•	Financing and Stock Loan applications handle funding and securities lending, helping clients finance positions, optimize collateral, facilitate shorts, and generate yield.

•

Other Operational Workflow and Compliance applications facilitate the entire end-to-end trade lifecycle, including regulatory reporting, reconciliation, trade surveillance, account onboarding, account master, security master, and pricing.

Clients have the optionality of utilizing the entire suite of applications, or selecting specific ones based on their needs. These applications also support various asset classes and financial instruments, including equities, options, futures, security-based swaps, foreign exchange, fixed income, and a select number of digital assets. We also build specialized applications on the same infrastructure to support new markets and client needs, extending the platform without duplicating technology stacks. For example, clients can leverage our algorithmic trading models to reduce trading costs.

Today our platform serves Individuals, Institutions, Intermediaries, and Corporates. All of these market participants are impacted by legacy infrastructure’s costly and fragmented processes. Because every one of our clients runs on our single platform, regardless of which applications they choose to use, we believe we can serve a broader range of clients, more profitably, than our competitors.

We generate revenue primarily across two categories: net financing and transactions. Net financing revenues are primarily generated by our financing, stock loan and custody applications and include net financing generated from customer margin debit, credit and short balances associated with equities, options, futures, and fixed income positions, as well as net financing generated from security-based swaps in equities. Transaction revenues are primarily generated by our trading, execution and clearing applications and include (i) commissions, clearing fees and locate service fees, (ii) investment banking income, and (iii) client pass-through fees. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

For the month of September 2025, our platform supported over 2,000 clients and more than $31.3 billion in daily trading activity. As of September 30, 2025, our platform supported more than $17.2 billion in interest-bearing client balances, clearing approximately 3.8% of the U.S. equity market. As of December 31, 2025, our platform supported more than $17.7 billion in interest-bearing client balances. For the nine months ended September 30, 2025, we generated $783.7 million in revenue, representing 160% year-over-year growth, and $157.2 million in net income. For the year ended December 31, 2024, we generated $463.6 million in revenue, representing 137% year-over-year growth, and $89.1 million in net income. From 2020 to 2024, our net revenues grew at a compound annual growth rate of 44%, exclusive of revenues generated by a subsidiary we sold in March 2024. In total, our clients traded more than $4 trillion across equities and other asset classes and financial instruments through our platform in 2024, averaging 50 million transactions per month. For the nine months ended September 30, 2025, our clients traded more than $5 trillion across equities and other asset classes and financial instruments through our platform, with approximately 90 million transactions in September 2025.

With the platform and applications we have today, we estimate that our serviceable addressable market (“SAM”) is approximately $128 billion in annual revenue based on market activity in the geographies we serve across the asset classes and financial instruments we currently support and client personas we currently serve. In addition, we estimate that our total addressable market (“TAM”) is approximately $310 billion and includes approximately $182 billion of additional opportunity for us. We believe that our current growth roadmap will allow us to generate additional revenue and capture more of our TAM by adding new platform applications, such as subscription-based revenue models for certain products; servicing new client personas, such as wealth managers; launching in new geographies, such as Europe, the Middle East and Africa as well as Asia-Pacific; and expanding our capabilities into new asset classes and financial instruments, such as digital assets. See “Business—Market Opportunity” and “Business—Growth Strategies” for additional information on our estimated market opportunity and growth plans.

Our clients are deepening their use of our platform. Through September 30, 2025, the number of Institutional clients engaged in three or more activities on our platform has grown 81% since 2023, from 48 to 87, measured by transactions across different asset classes, financial instruments and financing activities on our platform. Our adoption continues to scale: during 2024, 37 clients each generated at least $1.0 million in annual revenue for us and on an annualized basis for the first nine months of 2025, 90 clients have generated at least $1.0 million in annual revenue for us. Among Institutions and Intermediaries, 99.4% of our clients at the beginning of 2024 remained with us by the end of 2024, with revenues from retained clients representing virtually 100% of prior-year levels. Clients using our platform directly or indirectly serve more than 40 million end-users. Each new client integration brings us closer to the underlying flow of capital markets activity, expanding the reach and data depth of our platform.

Clear Street’s platform gives us three core competitive advantages:

•	Client-driven. A single view of each client allows us to anticipate needs, provide high quality tailored service and empower growth opportunities.

•	Speed. We launch new asset classes, financial instruments and applications in months rather than years, without duplicating technology stacks or requiring capital-intensive builds.

•

Scale and Reliability. Our cloud-native platform expands dynamically with market activity, is designed to power any market in real time. For example, we architected our platform to be able to clear the full U.S. equity-market volume, the largest and most liquid market globally.

Since our architecture is designed to extend quickly into new asset classes, financial instruments, applications, geographies, and client personas, our infrastructure is the foundation for continued expansion and growth.

Other industries have already shifted to cloud-based, data-centric platforms that operate in real or near real-time. Cloud computing providers such as Amazon Web Services (“AWS”) have transformed how companies deploy technology by offering flexible, scalable resources on demand. Snowflake has demonstrated how a unified data architecture can eliminate silos and enable secure data collaboration across organizations in near real-time. Stripe has shown how payments can be simplified through modern APIs that abstract away legacy complexity while creating compounding network effects as adoption grows.

By contrast, capital markets infrastructure has not undergone the same transformation. As a result, capital markets remain one of the last major industries not yet rebuilt around modern, real-time platforms.

We believe we will define the next era of global capital markets. We see a future where global capital markets run in real time on unified infrastructure, data replaces legacy manual processes, access replaces hierarchy, and efficiency compounds for every participant. That future is Clear Street.

Recent Developments

Series C Preferred Financing

In December 2025 and January 2026, we issued and sold an aggregate of 3,501,748 shares of our Series C preferred stock, par value $0.00001 per share (the “Series C Preferred Stock”), at a price per share of $40.06, for an aggregate purchase price of approximately $140.3 million.

2030 Notes

On January 13, 2026, our subsidiary, Clear Street Holdings LLC (“CSH LLC”), issued $78.5 million of its 2030 Notes pursuant to the 2030 Note Purchase Agreement (each as defined herein), bringing the total amount outstanding under the 2030 Notes to $300.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on the terms of our outstanding indebtedness.

Boom Acquisition

On January 30, 2026, we entered into an agreement to acquire all outstanding equity of Ignition Holdings Limited, the parent company of Boom Securities (H.K.) Limited (“Boom Securities”) and its affiliates (the “Boom Acquisition”). The Boom Acquisition will provide Clear Street with its first fully licensed clearing brokerage operation in the Asia-Pacific market and, along with our newly obtained Capital Markets Services License in Singapore, is intended to accelerate our global footprint and commitment to the Asia-Pacific market, which we believe represents an estimated $56 billion opportunity. The Boom Acquisition consideration is expected to equal approximately $70 million in cash and stock, which we intend to finance with cash on hand, with up to an additional $50 million in stock to be paid over two years post-closing subject to Boom Securities’ achievement of agreed financial and operational targets.

Boom Securities is Asia’s first online brokerage, serving retail clients, brokers and institutions in Hong Kong and throughout Asia. Licensed by Hong Kong’s Securities & Futures Commission (“SFC”), Boom Securities is trusted by clients with more than $2 billion in global assets. Boom Securities offers trading access to 18 global equity markets and 10 currencies. If the Boom Acquisition closes, we have the potential to access equity markets in Hong Kong, China, Taiwan, Japan, Korea, Australia, Singapore, Malaysia, Thailand, Indonesia and the Philippines.

The Boom Acquisition is subject to customary closing conditions, including approval from the SFC, and is expected to close in the first half of 2026, however we cannot assure you that the acquisition will occur on or before a certain time, or at all.

Preliminary Estimated Unaudited Financial Results for the Year Ended December 31, 2025

Set forth below are preliminary estimates of selected unaudited financial information, including non-GAAP financial measures, as of and for the year ended December 31, 2025 and financial information as of and for the year ended December 31, 2024, certain of which was derived from the audited financial statements included elsewhere in this prospectus. We have provided a range for the preliminary estimated financial results for the year ended December 31, 2025 because our closing procedures for our year ended December 31, 2025 are not yet complete, and are subject to the completion of our financial closing procedures, including our management’s and our audit committee’s reviews, and our independent auditor’s audit of our consolidated financial statements as of and for the year ended December 31, 2025. Actual results for such period will not be available until after the completion of this offering. The following information reflects our preliminary estimates based on currently available information and is subject to change. As a result, while the preliminary estimated results provided below sets forth ranges that we consider to be reasonable, they are inherently uncertain and remain, in all cases, subject to change pending finalization. Accordingly, you should not place undue reliance on the preliminary financial results provided below, which are not guarantees of future performance and are not necessarily indicative of the results to be achieved in any future period. In addition, the preliminary estimates and actual results provided below do not represent a comprehensive statement of our financial results and should not be viewed as a substitute for full annual financial statements prepared in accordance with GAAP. This information should be read in conjunction with our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our independent registered public accounting firm has not audited, compiled, reviewed or otherwise applied any procedures to the preliminary estimated unaudited financial results presented herein and, accordingly, does not express an opinion or any other form of assurance on it.

	Year Ended December 31,
	2025		2024
(in thousands)	Low	High	Actual
Net revenues	$1,042,000	$1,062,000	$463,609
Net income	$220,000	$236,000	$89,128
Adjusted EBITDA(1)	$460,000	$484,000	$142,911
Adjusted net income(1)	$312,000	$331,000	$88,033

(1)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information.

As reflected above, we expect to report increases in revenue, net income, adjusted net income and adjusted EBITDA for the year ended December 31, 2025 as compared to the year ended December 31, 2024. We estimate net revenues to range from $1,042.0 million to $1,062.0 million for the year ended December 31, 2025, as compared to $463.6 million for the year ended December 31, 2024. The expected increase in net revenues is driven by higher net financing revenues and transaction revenues. The growth in net financing revenues is primarily attributable to the continued increase in interest-bearing balances in equities and equity derivatives on our platform from new and existing clients, as well as the ramp up of the futures business which we launched in 2024. The increase in transaction revenues is primarily driven by higher client activity on the platform, along with the successful integration of the Fox River technology into our electronic trade execution offering and higher investment banking revenues.

We estimate net income to range from $220.0 million to $236.0 million for the year ended December 31, 2025, as compared to $89.1 million for the year ended December 31, 2024. We estimate Adjusted EBITDA to range from $460.0 million to $484.0 million for the for the year ended December 31, 2025, as compared to $142.9 million the year ended December 31, 2024. We estimate Adjusted net income to range from $312.0 million to $331.0 million for the year ended December 31, 2025, as compared to $88.0 million for the year ended December 31, 2024. The expected increases in net income, Adjusted EBITDA and Adjusted net income are primarily due to achieving operating leverage, with expenses scaling at a slower rate than net revenues as our platform expanded.

The following table shows a reconciliation of estimated Adjusted EBITDA to the most comparable GAAP measure, net income, for the year ended December 31, 2025, and a reconciliation of actual Adjusted EBITDA to the most comparable GAAP measure, net income, for the year ended December 31, 2024:

	Year Ended December 31,
	2025		2024
(in thousands)	Low	High	Actual
Net income	$220,000	$236,000	$89,128
Non-GAAP adjustments:
Interest expense on borrowings	18,000	18,250	10,039
Amortization and depreciation	35,500	36,500	29,236
Income tax expense (benefit)	101,000	105,500	10,618
Share-based compensation expense(1)	1,500	2,500	3,890
Loss from change in fair value of warrant liability	84,000	85,250	—
Adjusted EBITDA	$460,000	$484,000	$142,911

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.

The following table shows a reconciliation of estimated Adjusted net income to the most comparable GAAP measure, net income, for the year ended December 31, 2025 and a reconciliation of actual Adjusted net income to the most comparable GAAP measure, net income, for the year ended December 31, 2024.

	Year Ended December 31,
	2025		2024
(in thousands)	Low	High	Actual
Net income	$220,000	$236,000	$89,128
Non-GAAP adjustments:
Share-based compensation expense(1)	1,500	2,500	3,890
Amoritzation related to acquisitions(2)	9,000	10,000	8,180
Loss from change in fair value of warrant liability(3)	84,000	85,250	—
Tax impact of non-GAAP adjustments to net income (loss)	(2,500)	(2,750)	(13,165)
Adjusted net income	$312,000	$331,000	$88,033

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents amortization expense related to intangible assets recognized in connection with acquisitions, including client relationships, developed technology, and trade names.
(3)	Represents the loss from the change in fair value of the VC Right to Purchase (as defined herein) warrant liability.

Key Performance Metrics for the Year Ended December 31, 2025

Set forth below are our key performance metrics we use to evaluate our business as of and for the years ended December 31, 2025 and December 31, 2024:

	Year Ended December 31,
	2025	2024
($ in thousands)
Interest-Bearing Client Balances(1)	$14,378,703	$7,814,722
Average Daily Trades(2)	4,032,770	2,442,633
Average Daily Volume(3)	621,733,009	364,780,295

(1)	Interest-bearing client balances represent the average daily balances held in client accounts that generate net financing revenues, including margin, cash and securities balances, during the period.
(2)	Average daily trades (“ADT”) represent the average number of trades cleared and/or executed by us per day during the period.
(3)	Average daily volume (“ADV”) represents the average number of shares or contracts cleared and/ or executed by us per day during the period.

Summary of Risk Factors

There are a number of risks relating to our business, this offering and our Class A common stock that you should consider before you decide to invest in our Class A common stock, as they could have an adverse effect on our business, financial condition, results of operations, and prospects, which could in turn have an adverse effect on the trading price of our Class A common stock and could cause you to lose all or part of any investment you make in our Class A common stock. You should consider carefully the risks described under the heading “Risk Factors” beginning on page 26 of this prospectus, and other risks discussed in this prospectus. Among the principal risks are the following:

Risks Related to Our Business and Industry

•	If we are unable to manage our growth effectively, our business may suffer;

•

If we fail to provide and monetize new and innovative applications on our platform that are adopted by clients and maintain our technological differentiation, our business may become less competitive, and our revenue may decline;

•	Our involvement in securities, futures, security-based swaps, options and other derivatives markets subjects us to the risks inherent in conducting business in those markets; and

•	We are subject to risk of defaults by parties with whom we do business.

Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity

•

Applications on our platform, including Studio, and services we offer rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external;

•

If our systems and infrastructure fail to keep pace with the operational requirements of our clients, we may experience operating inefficiencies, client dissatisfaction and lost revenue opportunities; and

•

We may not be able to adequately establish, maintain, protect and enforce our intellectual property and other proprietary rights or may be prevented from using intellectual property necessary for our business.

Risks Related to Regulatory and Legal Matters

•

We are subject to extensive, complex and evolving statutes, rules and regulations, which are interpreted and enforced by various federal, state, local and foreign government authorities and SROs and can result in substantial compliance costs, and our business would be adversely affected if our qualifications, memberships or licenses are impaired as a result of non-compliance with those requirements;

•	We have been, and expect to continue to be, subject to regulatory inquiries, examinations, audits, investigations and enforcement matters; and

•

Our businesses are subject to the regulatory frameworks applicable to broker-dealers, security-based swap dealers, futures commission merchants (“FCMs”) and investment firms in the United States and their respective foreign equivalents.

Risks Related to Digital Assets

•	The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate; and

•

Our failure to safeguard and adequately custody our clients’ digital assets, or any failures in transacting with digital assets on our platform, could adversely impact our business, financial condition, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Class A Common Stock

•

We will be a “controlled company” under Nasdaq listing rules and, as a result, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies; and

•

The dual class structure of our common stock will have the effect of concentrating voting power with Global Corp., and we cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

Organizational Structure

The following diagrams depict our simplified ownership structure immediately prior to and immediately following the completion of this offering and the transactions related thereto, including the Pre-IPO Transactions (as defined herein) (assuming that the underwriters’ option to purchase additional shares of our Class A common stock in this offering is not exercised and based on our issued and outstanding capital stock immediately prior to and immediately following the completion of this offering):

*

Other Existing Stockholders include all stockholders that hold shares of our capital stock prior to the offering, including certain stockholders that hold more than 5% of our Class A common stock prior to the completion of this offering and holders of our Series A preferred stock. See “Principal Stockholders.”

**

Four (4) broker-dealers each hold one Class B Unit as joint back-office participants in Clear Street LLC within the meaning of Section 220.7(c) of Regulation T under the Securities Exchange Act of 1934 and FINRA Rule 4210.

*

Other Existing Stockholders include all stockholders that hold shares of our capital stock prior to the offering, including certain stockholders that hold more than 5% of our Class A common stock prior to the completion of this offering and holders of our Series A preferred stock. See “Principal Stockholders.”

**

Four (4) broker-dealers each hold one Class B Unit as joint back-office participants in Clear Street LLC within the meaning of Section 220.7(c) of Regulation T under the Securities Exchange Act of 1934 and FINRA Rule 4210.

Corporate Information

We launched our operations in 2019, and our holding company and the issuer of Class A common stock in this offering, Clear Street Group Inc., was incorporated in the state of Delaware on December 29, 2020. Our principal executive offices are located at 150 Greenwich Street, 45th Floor, New York, NY 10007. Our telephone number is (646) 845-0036. Our website address is www.clearstreet.io. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock.

This prospectus includes our trademarks and service marks, including our corporate names and logos, which are protected under applicable intellectual property laws and are our property and the property of our subsidiaries. This prospectus also contains trademarks, service marks, trade names, and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the rights of any applicable licensor, to these trademarks and trade names.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion (as adjusted for inflation from time to time pursuant to SEC rules) in revenue during our last fiscal year, and because we have not, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•

we will be exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 for up to five years following the completion of this offering or until we no longer qualify as an emerging growth company;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of some or all of these reduced disclosure requirements, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year.

THE OFFERING

Class A common stock offered	23,809,524 shares.

Underwriters’ option to purchase additional shares of Class A common stock	3,571,428 shares.

Class A common stock to be outstanding immediately following the completion of this offering	155,290,972 shares (or 158,862,400 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding immediately following the completion of this offering	112,605,223 shares.

Total Class A common stock and Class B common stock to be outstanding immediately following the completion of this offering	267,896,195 shares.

Series A preferred stock to be outstanding immediately following the completion of this offering	960,000 shares.

Voting and conversion rights of our common stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Shares of our Class A common stock are entitled to one vote per share and shares of our Class B common stock are entitled to ten votes per share. Each share of our Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. In addition, shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in our New Charter (as defined below). See “Description of Capital Stock.”

Upon completion of this offering, all shares of our Class B common stock will be held by Global Corp., and Global Corp. will beneficially own approximately 44.08% of our capital stock and approximately 88.28% of the combined voting power of our outstanding capital stock (or approximately 43.50% of our capital stock and approximately 88.03% of the combined voting power of our outstanding capital stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). All shares of our Class B common stock will convert automatically into shares of Class A common stock on the earliest to occur of (a) the date fixed by the board of directors (the “Board of Directors”) that is no less than 61 days and no more than 180 days following the date that the outstanding shares of Class B common stock represent less than thirty percent (30)% of the shares of Class B common stock outstanding upon the filing of our New Charter (provided, for the avoidance of doubt, that if no such date is fixed by the Board, then the Final Conversion Date for purposes of this clause shall be the 180th day following such trigger date) or (b) at such date and time, or the occurrence of an event, specified by the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock, voting as a separate class (the “Final Conversion Date”). In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer (as defined in our New Charter), whether or not for value, except for certain permitted transfers (as defined in our New Charter). See “Description of Capital Stock” for additional information regarding permitted transfers.

Additional rights of our Series A preferred stock

Shares of our Series A preferred stock, par value $0.00001 per share (the “Series A preferred stock”), have voting rights that are equal to the voting rights of the Class A common stock, in addition to certain additional rights with respect to amendments to our New Charter that would adversely affect the rights of the holders of the Series A preferred stock. Holders of the Series A preferred stock are entitled to receive quarterly dividends at a rate of 7.0% per annum up to, but excluding, October 30, 2026 (the “First Reset Date”). From and after the First Reset Date, the holders of the Series A preferred stock are entitled to quarterly dividends at a rate equal to the sum of the five-year treasury date on the applicable Reset Date (as defined below) and 6.0%. The dividend rate on the Series A preferred stock resets every five years (each such date, a “Reset Date”).

In the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our Series A preferred stock will be entitled to receive out of the net assets legally available for distribution to stockholders, and in the event of a deemed liquidation event (as defined in our New Charter), the holders of our Series A preferred stock will be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds (as defined in our amended and restated certificate of incorporation), on a pari passu basis, an amount per share equal to the sum of, an amount of $25.00 per share for each then-outstanding share of Series A preferred stock, which is equal to $24.0 million in the aggregate as of the date of this prospectus, plus accrued and unpaid dividends on such shares.

We may redeem the Series A preferred stock, in whole or in part, on any dividend payment date on or after the First Reset Date for $25.00 per share of Series A preferred stock, plus accrued and unpaid dividends. Shares of Series A preferred stock are not convertible.

See the section titled “Description of Capital Stock” for additional information regarding the rights of the Series A preferred stock.

Indication of interest	The cornerstone investor has indicated an interest in purchasing up to an aggregate of $200 million of shares of our Class A common stock in this offering at the initial public offering price. The shares to be purchased by the cornerstone investor will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of our Class A common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $922.4 million (or approximately $1,063.7 million if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full) assuming a public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. We will receive all proceeds from sales of shares in this offering made to the public through Clear Street LLC (“CS LLC”). See “Underwriting (Conflicts of Interest).”

The principal purpose of this offering is to increase our capitalization and financial flexibility. We intend to use the net proceeds of this offering for working capital, capital expenditures and general corporate purposes. See “Use of Proceeds.”

Directed share program	At our request, the underwriters have reserved up to 1,190,476 shares of our Class A common stock, or 5% of the shares being offered pursuant to this prospectus, for sale at the initial public offering price to certain individuals and entities as determined by certain of our officers through a directed share program. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent these individuals and entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development, operation and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future on our common stock. Holders of the Series A preferred stock are entitled to receive quarterly dividends at a cumulative rate of 7.0% per annum up to, but excluding the First Reset Date. From and after the First Reset Date, holders of the Series A preferred stock are entitled to quarterly dividends at a rate equal to the sum of the five-year treasury date on the applicable Reset Date and 6.0%. See “Dividend Policy.”

Controlled company	Upon completion of this offering, Global Corp. will hold approximately 88.28% of the voting power of our outstanding capital stock (or approximately 88.03% if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we will be a “controlled company” as defined under the corporate governance rules of the and, therefore, will qualify for exemptions from certain corporate governance requirements of Nasdaq. See “Management—Controlled Company Exemption.”

Conflicts of interest	Clear Street Group Inc. is an affiliate of CS LLC, a member of Financial Industry Regulatory Authority, Inc. (“FINRA”), which will act as an underwriter for the sale of shares of Class A common stock to the public in this offering. Because Clear Street Group Inc. will receive all the net proceeds from sales of shares made to the public through CS LLC, CS LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with Rule 5121, CS LLC is not permitted to sell shares of Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. Goldman Sachs & Co. LLC, one of the underwriters of this offering, will act as “qualified independent underwriter” as defined in FINRA Rule 5121. In that role, Goldman Sachs & Co. LLC has participated in the preparation of the registration statement of which this prospectus forms a part and has exercised the usual standards of “due diligence” in connection with this offering, as required by FINRA Rule 5121. We have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Goldman Sachs & Co. LLC will not receive any additional compensation for acting as a qualified independent underwriter. See “Underwriting (Conflicts of Interest)” for more information.

Listing	We have applied to have our Class A common stock listed on Nasdaq under the symbol “CLRS.”

The number of shares of our capital stock to be outstanding immediately after the completion of this offering is based on 131,481,448 shares of our Class A common stock outstanding, 112,605,223 shares of our Class B common stock outstanding and 960,000 shares of our Series A preferred stock outstanding, which does not include:

•

9,699,667 shares of our Class A common stock issuable upon vesting and exercise of stock options outstanding under our 2021 Clear Street Group Inc. 2021 Stock Incentive Plan (the “2021 Plan”) as of September 30, 2025, at a weighted average exercise price of $8.60 per share (exclusive of any stock options forfeited or cancelled subsequent to September 30, 2025);

•	30,122,198 shares of our Class A common stock issuable upon vesting and settlement of restricted stock units (“RSUs”) outstanding under the 2021 Plan as of September 30, 2025;

•	2,125,077 shares of our Class A common stock issuable upon vesting and settlement of RSUs outstanding under the 2021 Plan and granted subsequent to September 30, 2025;

•

8,400,000 shares of our Class A common stock issuable upon the vesting and settlement of the RSUs granted to Global Corp. (the “Global Corp. RSUs”) pursuant to the Global Corp. RSU Agreement (as defined in “Executive and Director Compensation-Grants to Clear Street Global Corporation”) subsequent to September 30, 2025;

•

an aggregate of 33,365,587 shares of Class A common stock issuable upon the vesting and exercise of the Global Corp. Options (as defined under “Executive and Director Compensation—Grants to Clear Street Global Corporation”), with an exercise price equal to our initial public offering price;

•	35,172,179 shares of our Class A common stock reserved for future issuance under our Clear Street Group Inc. 2026 Omnibus Incentive Plan (the “2026 Plan”);

•	5,275,827 shares of our Class A common stock reserved for future issuance under our Clear Street Group Inc. Employee Stock Purchase Plan (the “ESPP”); and

•

113,065 shares of our Class A common stock issuable upon vesting and settlement of RSUs held by certain current and former clients and service providers originally issued outside the 2021 Plan and the 2026 Plan.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•

the reclassification of all shares of Class Z common stock, par value $0.00001 (“Class Z common stock”), into an equal number of shares of Class B common stock in December 2025 as if such reclassification had occurred on September 30, 2025 (the “Share Reclassification”);

•

the exercise of the VC Right to Purchase into 8,982,036 shares of Series B-1 Preferred Stock in October 2025 (the “Warrant Exercise”) and subsequent forfeiture of 25,221 shares of Series B-1 Preferred Stock in December 2025 (the “Series B-1 Forfeiture”) as if the Warrant Exercise and Series B-1 Forfeiture each had occurred on September 30, 2025;

•

the forfeiture of 51,471 shares of Class A common stock by Global Corp. in December 2025 (the “Global Corp. Forfeiture” and, together with the Series B-1 Forfeiture, the “Mirror Forfeitures”) (as further described in “Certain Relationships and Related Party Transactions—2024 Distributions” herein) as if the Global Corp. Forfeiture had occurred on September 30, 2025;

•	the issuance and sale of 3,501,748 shares of Series C Preferred Stock in December 2025 and January 2026 as if such issuances and sales had occurred on September 30, 2025 (the “Series C Issuances”);

•

the issuance and sale of 1,040,974 shares of Class A common stock issued in connection with the Pulse Acquisition (as defined herein) in November 2025 as if such issuance had occurred on September 30, 2025;

•

the subsequent automatic conversion of all outstanding shares of our Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series C Preferred Stock into 100,152,272 shares of Class A common stock, which will occur immediately prior to the completion of this offering (the “Preferred Stock Conversion”);

•	no exercise or settlement of the outstanding stock options or RSUs described above;

•	no exercise by the underwriters of their option to purchase up to an additional 3,571,428 shares of our Class A common stock;

•	an initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•

the adoption, filing and effectiveness of our amended and restated certificate of incorporation (the “New Charter”) and the adoption of our amended and restated bylaws (the “New Bylaws”), each of which will occur immediately prior to the completion of this offering.

The Share Reclassification, Warrant Exercise, Mirror Forfeitures, Series C Issuances, Pulse Acquisition, and Preferred Stock Conversion are hereafter referred to as the “Pre-IPO Transactions.”

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data and other financial and key performance metrics. The summary consolidated financial statement data as of and for the nine months ended September 30, 2025 and 2024 and for the years ended December 31, 2024 and 2023 are derived from our consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share amounts)	2025	2024	2024	2023
	(unaudited)
Revenues
Net financing revenues	$515,711	$210,558	$325,704	$100,935
Transaction revenues	267,130	90,333	136,698	93,719
Other revenue	866	990	1,207	1,137

Net revenues	$783,707	$301,881	$463,609	$195,791

Expenses
Compensation and benefits	$239,235	$124,768	$170,002	$87,976
Transaction and market access costs, net	82,747	46,853	72,965	48,919
Technology and market data	49,726	28,780	42,617	30,238
Professional fees, marketing and other	50,714	28,427	47,046	27,432
Amortization and depreciation	25,664	20,404	29,236	19,491
Interest expense on borrowings	11,043	6,558	10,039	8,150

Total operating expenses	459,129	255,790	371,905	222,206

Operating income (loss)	324,578	46,091	91,704	(26,415)
Gain on the termination of lease	—	—	—	1,835
Loss from change in fair value of warrant liability	(87,186)	—	—	—
Income (loss) from continuing operations before income tax expense	237,392	46,091	91,704	(24,580)

Income tax expense (benefit)	80,196	5,386	10,618	(714)

Income (loss) from continuing operations	157,196	40,705	81,086	(23,866)
Discontinued operations:
Net income from discontinued operations	—	8,042	8,042	6,032

Net income (loss)	$157,196	$48,747	$89,128	$(17,834)

Net income (loss) attributable to noncontrolling interests	—	24,991	46,257	(20,388)
Net income attributable to redeemable noncontrolling interests	—	3,076	3,493	7,578

Net income (loss) attributable to Clear Street Group Inc.	$157,196	$20,680	$39,378	$(5,024)

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share amounts)	2025	2024	2024	2023
	(unaudited)
Basic earnings per share attributable to Class A and Class Z common shares(1)(2):
Basic earnings per share from continuing operations	$0.68	$0.14	$(0.35)	$(0.29)
Basic earnings per share from discontinued operations.	—	0.03	$0.10	$0.06

Basic earnings per share attributable to stockholders	$0.68	$0.17	$(0.25)	$(0.23)
Diluted earnings per share attributable to Class A and Class Z common shares(1)(2):
Diluted earnings per share from continuing operations	$0.68	$0.14	$(0.35)	$(0.29)
Diluted earnings per share from discontinued operations.	—	0.03	$0.10	$0.06
Diluted earnings per share attributable to stockholders	$0.68	$0.17	$(0.25)	$(0.23)
Weighted-average shares used in computing per share amounts:
Basic	142,762	30,880	30,966	32,514
Diluted	229,928	115,580	30,966	32,514

	Nine Months Ended September 30, 2025		Year Ended December 31, 2024
Pro Forma Presentation
Basic earnings per share from continuing operations attributable to stockholders—pro forma as adjusted(3)		$0.76		$(0.07)
Diluted earnings per share from continuing operations attributable to stockholders—pro forma as adjusted(3)		$0.72		$(0.07)
Basic weighted-average shares outstanding—pro forma as adjusted(2)		284,486		167,606
Diluted weighted-average shares outstanding—pro forma as adjusted(2)		302,036		167,606

(1)	The sum of the earnings per share amounts may not equal the totals due to rounding.
(2)	Subsequent to September 30, 2025, we reclassified our Class Z common stock as Class B common stock.
(3)

Basic and diluted pro forma as adjusted basic earnings (loss) per share, and the basic and diluted weighted-average shares in computing pro forma net income (loss) per share, give effect to (i) the Pre-IPO Transactions (including the Share Reclassification), (ii) share-based compensation expense of $173.1 million related to the vesting of certain stock options and RSUs for which the service-based vesting condition has been met as of the date of this prospectus and for which the liquidity-based vesting condition is expected to be met within 180 days of the date of this prospectus, (iii) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, and (iv) the issuance and sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. We will receive all proceeds from sales of shares in this offering made to the public through CS LLC. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

	As of September 30, 2025
	(unaudited)
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
Consolidated Balance Sheet Data
Cash and cash equivalents	$327,392	$575,709	$1,498,875
Cash segregated under federal and other regulations	532,387	532,387	532,387
Total assets	72,698,879	72,947,108	73,966,502
Total liabilities	71,759,691	71,661,874	71,655,305
Total temporary equity	755,937	—	—
Total stockholders’ equity	183,251	1,285,234	2,311,197

(1)

The pro forma consolidated balance sheet data gives effect to (i) the Pre-IPO Transactions, (ii) the issuance and sale of $78.5 million of the 2030 Notes in January 2026, (iii) the repayment in full of all outstanding 2025 Notes upon maturity, and (iv) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws as if each occurred on September 30, 2025.

(2)

The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above, and (ii) our sale of shares of Class A common stock in this offering at an assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us, excluding share-based compensation expense of $173.1 million related to the vesting of certain stock options and RSUs for which the service-based vesting condition has been met as of the date of this prospectus and for which the liquidity-based vesting condition is expected to be met within 180 days of the date of this prospectus and the application of the net proceeds therefrom as described under “Use of Proceeds” as if each occurred on September 30, 2025.

(3)

The pro forma as adjusted information is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. For example, a $1.00 increase or decrease in the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, each of cash and cash equivalents, total assets and total stockholders’ equity by $22.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, respectively, each of cash and cash equivalents, total assets and total stockholders’ equity by $39.6 million, assuming the assumed initial public offering price of $42.00 per share remains the same, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. We will receive all proceeds from sales of shares in this offering made to the public through CS LLC. See “Underwriting (Conflicts of Interest).”

Key Performance Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we monitor the following key performance metrics and non-GAAP financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions.

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) adjusted for interest expense on borrowings, amortization and depreciation expense, income tax expense

(benefit), and share-based compensation expense. Adjusted EBITDA margin is a non-GAAP financial measure that we define as Adjusted EBITDA divided by Net revenues for the same period. Adjusted net income (loss) is a non-GAAP financial measure that we define as net income (loss) adjusted for share-based compensation expense, amortization related to acquisitions, and tax impact of non-GAAP adjustments to net income (loss). We believe that the key performance metrics and non-GAAP financial measures, together with GAAP financial measures, such as net income (loss), are useful to securities analysts, investors, and other interest parties in evaluating our results, and are helpful in assessing our ongoing platform performance without the effect of (cash and non-cash) charges that do not relate to the core operations of our business.

The following table sets forth our key performance metrics and non-GAAP financial measures we use to evaluate our business for the nine months ended September 30, 2025 and 2024 and for the years ended December 31, 2024 and 2023.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2025	2024	2024	2023
Interest-Bearing Client Balances(1)	$13,217,831	$7,013,391	$7,814,722	$2,577,375
Average Daily Trades(2)	4,051,090	2,163,479	2,442,633	1,872,477
Average Daily Volume(3)	607,662,022	331,819,446	364,780,295	269,267,466
Adjusted EBITDA(4)	$362,817	$84,059	$142,911	$8,879
Adjusted EBITDA margin(4)	46.3%	27.8%	30.8%	4.5%
Adjusted net income (loss)(4)	$251,039	$50,486	$88,033	$(9,564)

(1)	Interest-bearing client balances represent the average daily balances held in client accounts that generate net financing revenues, including margin, cash and securities balances, during the period.
(2)	Average daily trades represents the average number of trades cleared and/or executed by us per day during the period.
(3)	Average daily volume represents the average number of shares or contracts cleared and/or executed by us per day during the period.
(4)	See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information.

The following table shows reconciliations of Adjusted EBITDA and Adjusted EBITDA margin to the most comparable GAAP measures, net income (loss) and net income (loss) margin, respectively, for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2025	2024	2024	2023
Net income (loss)	$157,196	$48,747	$89,128	$(17,834)
Non-GAAP adjustments:
Interest expense on borrowings	11,043	6,558	10,039	8,150
Amortization and depreciation	25,664	20,404	29,236	19,491
Income tax expense (benefit)	80,196	5,386	10,618	(714)
Share-based compensation expense(1)	1,532	2,964	3,890	(214)
Loss from change in fair value of warrant liability(2)	(87,186)	—	—	—
Adjusted EBITDA	$362,817	$84,059	$142,911	$8,879
Net revenues	$783,707	$301,881	463,609	195,791

Net income (loss) margin	20.1%	16.1%	19.2%	(9.1)%

Adjusted EBITDA margin	46.3%	27.8%	30.8%	4.5%

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents the loss from the change in fair value of the VC Right to Purchase warrant liability.

The following table shows a reconciliation of Adjusted net income (loss) to the most comparable GAAP measure, net income (loss) for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2025	2024	2024	2023
Net income (loss)	$157,196	$48,747	$89,128	$(17,834)
Non-GAAP adjustments:
Share-based compensation expense(1)	1,532	2,964	3,890	(214)
Amortization related to acquisitions(2)	7,155	5,760	8,180	6,498
Loss from change in fair value of warrant liability(3)	87,186	—	—	—
Tax impact of non-GAAP adjustments to net income (loss)	(2,030)	(6,985)	(13,165)	1,986

Adjusted net income (loss)(4)	$251,039	$50,486	$88,033	$(9,564)

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents amortization expense related to intangible assets recognized in connection with acquisitions, including client relationships, developed technology, and trade names.
(3)	Represents the loss from the change in fair value of the VC Right to Purchase warrant liability.
(4)

For purposes of calculating Adjusted net income (loss), we have presented our results as if all member units of CSH LLC were converted into Class A common stock (as if the termination of the Up-C structure was enacted on January 1, 2023) and the adjusted results would be subject to U.S. federal corporate income tax.

See “—Key Performance Metrics” and “—Non-GAAP Financial Measures” under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the events described in the following risk factors occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

If we are unable to manage our growth effectively, our business may suffer.

We have experienced significant growth in recent years. Our net revenues were $783.7 million and $301.8 million for the nine months ended September 30, 2025 and 2024, respectively, representing a year over year increase of 160%, and $463.6 million and $195.8 million for the years ended December 31, 2024 and 2023, respectively, representing a year over year increase of 137%. However, we cannot assure you that our operations and business will continue to grow at a similar rate, if at all, and investors should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, our revenue growth rate may decline in the future as a result of a variety of factors, including the maturation of our business, slowing demand for our platform, our failure to continue to capitalize on growth opportunities, including as a result of our inability to scale to meet such growth, regulatory issues, including increasing regulatory costs, increasing capital requirements imposed by federal, state and international regulators and self-regulatory organizations (“SROs”), cash deposit and collateral requirements under the rules of the Depository Trust and Clearing Corporation (“DTCC”), the National Securities Clearing Corporation (“NSCC”) and the Options Clearing Corporation (“OCC”), economic conditions that reduce financial activity and increased competition.

To effectively manage the expected growth of our operations, we will need to continue to improve our operational, compliance, financial and management processes and systems, as well as adjust our strategy to meet changing market dynamics. Our growth strategy contemplates significant expenditures to increase client acquisition, invest in client service, develop our technological systems, launch new applications, broaden asset classes and financial instruments on our platform, and expand into new countries and markets organically and through strategic acquisitions, and we cannot guarantee that we will be successful in these efforts. Specifically, we intend to offer our clients the ability to invest and trade in digital assets, including stablecoins, and prediction markets, which will make us subject to additional regulations and could be time-consuming and costly to incorporate into our existing platform and, if trading does not grow as we expect, our business, financial condition, results of operations and prospects could be adversely affected. Execution of our growth strategies entails significant risks and may be impacted by factors outside of our control, including competition, general economic, political and market conditions and industry, legal and regulatory changes. In addition, the rapid growth and expansion of our business places a significant strain on our management, operational, including risk management and compliance, engineering, and financial resources. Failure to manage our growth effectively could result in our costs increasing at a faster rate than our revenues and distracting management from our core business and operations. For example, we may incur substantial development, sales and marketing expenses and expend significant management effort to create and update applications on our platform, and the period before such applications are successfully developed, introduced and adopted, if ever, may extend over many months or years. Even after we have incurred these costs, such applications may not achieve market acceptance or may otherwise have a limited impact, if any, on our business.

In addition, our business is highly dependent on our technology stack, and we also rely on certain third-party service providers and computer systems. Any failure to maintain or upgrade our technology or network infrastructure effectively as necessary to support our growth, particularly as our client base grows, our geographic presence expands and we experience any corresponding surges in trading volume could adversely affect our business, financial condition, results of operations and prospects. Any interruption in the third-party services or deterioration in the quality of such services or their performance, could result in unanticipated system disruptions, platform outages or other performance problems, which may result in degraded service, partial or full service outages on our platforms, costly litigation, regulatory inquiries, examinations and investigations, client dissatisfaction, arbitration and complaints and reputational harm and may have an adverse effect on our ability to grow our business. Further, any growth must be accomplished in a manner that is consistent with regulatory requirements that apply to our business. If we do not adapt to meet these evolving challenges and requirements, or if our management team does not effectively scale our business, we may experience erosion to our brand, the quality of our applications and value-added services may suffer, and we may face regulatory investigations that may result in adverse enforcement actions, fines, censures, other regulatory restrictions on growth or expansion, or failure to obtain regulatory approvals required for certain types of business or for geographic or personnel expansion. We may also experience difficulty in providing adequate client services to our growing client base. Failure to improve maintain or increase client support now or in the future may inhibit our growth. The occurrence of any of these events could have an adverse effect on our business, financial condition, results of operations and prospects.

We have experienced losses in the past, and we may be unable to sustain profitability or generate profitable growth in the future.

Although we generated net income in prior periods, including net income of $157.2 million for the nine months ended September 30, 2025, $48.7 million for the nine months ended September 30, 2024, and $89.1 million for the year ended December 31, 2024, we have experienced net losses in prior periods, including a net loss of $17.8 million for the year ended December 31, 2023. We may not maintain profitability in the future. We will need to sustain or increase revenue while managing our costs to sustain profitability or generate profitable growth in the future.

Our efforts to maintain and increase our profitability may not succeed as we continue to invest in the growth of our business due to increasing operating expenses, including due to increasing our sales and marketing efforts, continuing investments in research and development, further developments to our technological systems and applications, broadening into improving and expanding our client support functions, broadening asset classes and financial instruments on our platform and expanding into new geographies. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Further, our revenue growth may slow or our revenue may decline for a number of reasons, including those described in these “Risk Factors.”

In addition, upon completion of this offering, we expect to recognize share-based compensation expense of approximately $173.1 million for stock options and RSUs for which the service-based vesting condition was satisfied or partially satisfied as of the expected date of this offering as set forth on the cover page of this prospectus and for which we expect the liquidity-based vesting condition to be satisfied within 180 days of the date of this prospectus. Following this offering, our future cost of revenue and operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of share-based compensation expense with respect to these stock options and RSUs, as well as any other equity awards we have granted and may grant in the future, which will have an adverse impact on our ability to maintain profitability.

We have a limited operating history, which makes it difficult to evaluate our business, future expenses and prospects.

We began our operations in 2019 and, in the period since then, we have continued to design and develop our platform, introducing new asset classes and financial instruments, features and applications. As a result, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. We face numerous challenges to our success, including our ability to:

•	accurately forecast our key performance metrics, revenue or volume, and to plan our operating expenses;

•	successfully attract new clients;

•	successfully build our brand and protect our reputation from negative publicity;

•	increase the effectiveness of our marketing strategies;

•	add additional asset classes and financial instruments to our platform;

•	successfully adjust our proprietary technology, applications, and services in a timely manner in response to changing macroeconomic conditions and fluctuations in the markets in which we operate;

•	successfully introduce new applications and services;

•	adapt to rapidly evolving trends in the way our clients and our network of partners interact with technology;

•	comply with and successfully adapt to complex and evolving regulatory environments;

•	avoid interruptions or disruptions in our platform;

•	effectively secure and maintain the confidentiality of the information received, accessed, stored, provided, used, and otherwise processed across our systems and our third-party vendors;

•	successfully obtain and maintain funding and liquidity to support continued growth and general corporate purposes;

•	attract, integrate, and retain qualified employees; and

•	effectively manage growth in our personnel and operations.

Our historical revenue, revenue growth and key performance metrics should not be considered indicative of our future performance.

Our operating results have fluctuated and will continue to fluctuate from period to period, including due to market conditions.

Our business is impacted by conditions of the various markets in which our platform is offered (such as equities, options and derivatives markets) and our operating results and key performance metrics have fluctuated in the past and can be expected to continue to fluctuate significantly from period to period. See also “—Our business may be harmed by events beyond our control, including overall slowdowns in securities trading and market fluctuations, which could have an adverse impact on our business.”

Any prolonged period of market weakness and low trading volumes could adversely impact parts of our business, as there is a correlation between the volume of our clients’ trading activity and our results of operations. Investment strategies, asset classes, and financial instruments could come in and out of favor for reasons outside of our control, which could lead to unpredictable market activities. A downturn in trading activity in certain asset classes or financial instruments on which our clients depend, such as equities, options, and leveraged exchange-traded funds (“ETFs”), among others, would have an adverse impact on our revenues and overall financial condition of our business. In addition, a significant portion of our revenues is generated from financing activities, including margin lending, securities lending and related funding transactions. Significant market movements in either direction can impact our client’s ability to meet their margin requirements, which could lead to reduced client activity and expose us to potential losses where the collateral is not sufficient to meet the client’s obligations. As a result of the foregoing, period to period comparisons of our performance may not be meaningful, and historical results should not be relied upon as indicators of future outcomes and any future changes in market volatility and investor appetite could have an adverse effect on our business, financial condition, cash flows and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on our net revenues.

We depend on a limited number of clients for a significant portion of our revenues.

Our ten largest clients as of September 30, 2025 and September 30, 2024 accounted for approximately 53.7% and 39.2%, respectively, of our net revenues for the nine months then ended. Our largest client, an Institution, accounted for approximately 14.3% and 21.9% for the nine months ended September 30, 2025 and September 30, 2024, respectively, of our net revenues. Our ten largest clients as of December 31, 2024 and December 31, 2023 accounted for approximately 39.6% and 15.0%, respectively, of our net revenues for the years then ended. Our largest client, an Institution, accounted for approximately 22.9% and 2.4% for the years ended December 31, 2024 and December 31, 2023, respectively, of our net revenues. We believe our revenue for the foreseeable future will continue to depend on these large clients. In the future, these clients may decide not to utilize our platform or services at all or utilize our platform or services to a lesser extent than in past years. The loss of any of these clients, or their election to utilize our platform to a lesser extent, could cause our revenues to decline significantly. To attract new clients or retain existing clients, we may offer these clients favorable terms, including pricing reductions or financial incentives, any of which could impair our operating results. We cannot guarantee that any of our largest clients will continue to use our applications or services in the future. The loss of any large clients would have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks, including potential losses, as a result of our clearing activities, particularly during periods of market volatility.

In providing clearing services to certain of our brokerage clients, we are ultimately responsible for their financial performance in connection with various stock, options and futures transactions. Where a client enters into a transaction that is cleared by us, we will post margin with a central clearing party (a “clearing house”) to cover the clearing house’s margin requirements in connection with the client’s open positions. We will issue a margin call to the client for the payment of the margin due to us when the client’s margin is below our house or regulatory determined threshold. If adequate collateral cannot be collected from a client through the life of its trades or if the client fails to pay any cash settlement amount due to us on termination or expiry of the transaction, we remain financially liable for such obligations. Although these obligations are collateralized, we are subject to the market risk that the liquidation of the client’s collateral is not sufficient to satisfy those obligations. There can be no assurance that our risk management procedures will be adequate. Any liability arising from clearing operations could have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, we are dependent on clearing houses to clear certain of our trading activity. There can be no assurance that a clearing house’s risk management methodology will be adequate to manage one or more defaults, and any failure by a clearing house to manage a default properly could lead to a systemic market failure.

We have in the past experienced, and may experience in the future, heightened credit and clearing house risk during periods of significant market volatility. Clearing house margin requirements are generally tied to the size and volume of transactions submitted for clearing. As our business has expanded, we have experienced sizeable increases in these requirements. In periods of market stress, counterparties and clearing houses may demand increased collateral, delay settlement or otherwise adjust their risk management practices in ways that could adversely impact our liquidity, capital resources and ability to transact. In addition, our clients’ trading activity, especially high levels of trading in volatile securities, can cause unexpected spikes in our deposit requirements, which, in extreme cases, may exceed our excess net capital, resulting in premium charges from the NSCC. In addition, our clients may face liquidity issues due to increased margin calls, which may, in turn, lead to an increase in late or failed margin payments to us by clients. While to date we have managed through such circumstances, there can be no assurance that future periods of market volatility will not result in more severe disruptions or losses. If our clients or other trading counterparties do not meet their obligations to us, or if any clearing houses fail to manage defaults by market participants properly, there could be an adverse effect on our business, financial condition, results of operations and prospects.

Further, clearing houses require member firms to deposit cash and/or approved government securities to a clearing fund. If a clearing member defaults in its obligations to the clearing house in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from remaining clearing members. These clearing houses have the authority to assess their members for additional funds if the default fund is depleted. Thus, a large clearing member default could result in substantial costs to us if the clearing house used our margin or clearing fund deposits, and/or if we were required to pay any such assessments. In addition to failures to meet margin or default funds requirements established by these clearing houses, errors in performing settlement functions, including clerical, technological and other operational errors related to the handling of funds and securities and failure to properly monitor our clients, could lead to suspension of clearing privileges, censures, fines, or other sanctions imposed by applicable regulatory authorities, as well as losses, liability and reputational harm as a result of related lawsuits and proceedings brought by transaction counterparties and others. Any such suspension of clearing services, sanctions or liability arising from our clearing operations could have an adverse effect on our business, financial condition, results of operations and prospects.

While our clearing platform, operational processes, risk methodologies, infrastructure and current and future financing arrangements have been carefully designed, we may nevertheless encounter difficulties that may lead to operating inefficiencies, including delays in implementation, disruption in the infrastructure that supports the business, inadequate liquidity and financial loss, which could negatively impact our ability to effect transactions and manage our exposure to risk.

Our risk management processes and procedures as a regulated financial services company may not be effective, including due to abrupt and erratic market movements, which may cause us to be unable to execute or adjust our risk management practices in a timely manner, which could result in potential losses, client dissatisfaction, regulatory investigations, and litigation.

Our risk management processes and procedures are vital to the mitigation of financial, settlement, interest rate, liquidity, cybersecurity, trading, funding, credit and other risks. While we have invested significant resources in developing policies, processes, procedures and controls intended to reduce risk, there can be no assurance that these measures will be effective in mitigating our risk exposures in all market environments or against all types of risks, including risks that are unidentified or unanticipated. Our framework relies on technical systems and human oversight, both subject to errors and limitations, and incorporates discretionary strategies based on historical data and industry practices, which may not account for extreme or unprecedented market events. Reassessments of our policies may reveal gaps requiring additional resources and management attention. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, our risk management policies and procedures may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing software or hardware failures. Furthermore, technical errors or adjustments to increase risk tolerance could expose us to greater losses.

Additionally, periods of erratic or unexpected market movements can cause significant market volatility, which we may not have foreseen, and which could prove our policies to be insufficient or fail. Sudden movements in the various markets in which we offer our services may also result in us being unable to execute or adjust our risk management practices in a timely manner or implementing measures such as restrictions on trading, which could result in potential losses, client dissatisfaction, regulatory investigations and litigation. Our market risk analysis is based on, among other things, regular scenario-based stress tests, position-level surveillance, automated margin and value at risk analysis and may not be able to fully anticipate extreme market conditions or “black swan events.” Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or “short squeezes,” or strong and atypical investor interest in the markets may significantly adversely affect our business. Further, when conducting trading activities as a principal we hold positions that are at risk of significant price fluctuations, rapid changes in the liquidity of markets, deterioration in the creditworthiness of our counterparties and other risks that may cause the value of our positions to decline, which would lead to greater losses.

We are subject to risk of defaults by parties with whom we do business.

We, our clients, and other counterparties are exposed to credit risk in the event of sudden market movements. By permitting clients to purchase securities on margin, we are subject to risks inherent in extending credit. If securities prices decline rapidly and/or drastically, the value of collateral may fall below the indebtedness it secures. Conversely, in rapidly and/or drastically appreciating markets, our credit risk may increase as we are required to post additional cash to finance stock borrowings to support client short positions and may be unable to recoup the funds from our clients depending on the nature of their positions. In securities transactions, we are also subject to credit risk during the period between the trade initiation and its settlement by the client. Our financing, securities lending, and trading activities expose us to credit risk if a counterparty fails to perform or if the collateral supporting its obligations proves insufficient to cover potential losses as we remain financially liable for a counterparty’s obligations.

Any inability to execute trades or liquidate our clients’ positions could lead to client dissatisfaction and adversely affect our business.

We are highly susceptible to client disgruntlement and dissatisfaction and to loss of clients if clients are unable to execute trades as desired. Any inability to execute trades or any liquidation of our clients’ positions, whether due to events within or outside of our control, could lead to client dissatisfaction, which would in turn increase our risk of client complaints, litigation and regulatory scrutiny, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Provisions typically included in our client agreements that attempt to limit our exposure to claims may not be enforceable or adequate to protect us from liability with respect to any particular claim. Even if not successful, a claim brought against us by any of our clients, and any related regulatory engagement or review, would likely be time-consuming, costly to manage and defend, divert the attention of management and could seriously damage our reputation and brand.

Our involvement in securities, futures, security-based swaps, options and other derivatives markets subjects us to the risks inherent in conducting business in those markets.

Our participation in securities, futures, security-based swaps, options and other derivatives markets exposes us to the risks inherent in conducting business in highly regulated and often volatile and levered markets. We act as a clearing member for securities, options and futures on behalf of our clients and their respective clients, engage in security-based swap transactions as principal with clients and trade securities, options and futures on a proprietary basis using our own capital as risk mitigation tools in order to hedge certain of our clients’ transactions and in our role as a market marker. These activities often involve leverage, which amplifies both potential gains and potential losses for our clients. The heightened leverage associated with these instruments increases the likelihood that clients may incur substantial trading losses. In turn, such losses may impair a client’s ability to satisfy its obligations to us. A client default of this nature could expose us to financial losses, increase our capital requirements and adversely impact our liquidity. A particular risk arises in the options and derivatives markets when clients maintain positions that are sensitive to sharp increases in market volatility, especially when such positions are held overnight and are susceptible to price changes before they are able to liquidate their positions. For example, a significant market event occurring outside of trading hours could cause volatility levels to escalate abruptly, resulting in substantially higher margin requirements when markets reopen. If a client is unable to meet these increased obligations due to illiquidity or default, we may be required to fund the shortfall on behalf of the client and incur losses. The chance of subsequently recouping those losses from clients is subject to a variety of factors and may never occur. In addition, such events could subject us to heightened regulatory scrutiny, reputational harm and reduced client confidence in us, our platform and our services. Any of these outcomes could adversely affect our business, financial condition, results of operations and prospects.

A failure in the operational systems of third-parties or any failure of third parties in performing the services they provide for us or maintaining their systems adequately, or any interruption, delay or cessation of these services, could have an adverse effect on our business, financial condition, results of operations and prospects.

We rely on various third parties, including exchanges, clearing houses and other financial intermediaries, to facilitate our business. Any operational failure, termination, capacity constraints or other disruptions of these third parties could adversely affect our business operations. In recent years, there has been significant consolidation of financial intermediaries, and an increasing number of derivative transactions are cleared on exchanges, which has increased our exposure to operational failure, termination, capacity constraints or other disruptions of the particular financial intermediaries that we use and could affect our ability to find adequate and cost-effective alternatives in the event of any such failure, termination, constraint or other disruptions. Any such failure, termination, or other constraints could adversely affect our ability to effect transactions, service our clients and manage our exposure to risk, which could significantly disrupt our business.

In addition, we rely on various third-party providers for portions of our platforms, including financial market data, cost basis and tax reporting, order management, order routing and trade processing, regulatory reporting and securities lending, among other functions. Specifically, we rely heavily on AWS to deliver our platform to our clients. See “—We rely on third-party cloud infrastructure services providers, such as AWS, to deliver our platform to our clients, and any disruption of, or interference with, our use of these providers could adversely affect our business, financial condition and results of operations.” In addition, we rely on third-party systems for email, security and authentication and data and analytics for our business. Any shut down, unavailability or breach of those third-party systems could result in a significant disruption of our business and our results of operations could be negatively impacted. Further, we have contracted with a number of major financial market data providers for our pre- and post-trade checks and risk controls, which is fundamental to our ability to provide accurate and reliable trade processing on behalf of our clients. Any failure of such financial market data providers to update or deliver the data in a timely and accurate manner could lead to potential losses for us or for our clients, which would in turn affect our business operations and reputation.

We do not control these third-parties or their employees and contractors, and their inability to meet our business needs could have an adverse effect on our business, financial condition, results of operations and prospects. These third-party service providers face technical, operational, and security risks of their own, including financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics, and other events beyond our or their control. We also cannot control the costs of these third parties and are susceptible to the risk that they greatly increase our costs or that we will be unable to find a replacement in a timely manner or on a cost-efficient basis. Our platform and software applications may contain defects or errors, especially when first introduced or when new versions or enhancements are released. Further, any interruption in service of our third-party providers could adversely impact our ability to conduct our business. The inability of third parties to supply us with software or systems and facilitate our integration of new software and system updates on a reliable, timely basis or to allocate sufficient capacity to meet our trading and new account volume requirements could harm relationships with our clients and our ability to achieve our target growth levels.

Furthermore, in the event that any of the agreements with the third-party service providers we rely on are terminated, there are eliminations of the services or features that we utilize, or there is damage to any such facilities, we would experience interruptions in access to our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition and results of operations. In addition, such contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy, data protection and cybersecurity obligations.

We rely on third-party cloud infrastructure services providers, such as AWS, to deliver our platform to our clients, and any disruption of, or interference with, our use of these providers could adversely affect our business, financial condition and results of operations.

We rely on third-party cloud infrastructure services providers, in particular AWS, to deliver our platform to our clients. We outsource substantially all of the infrastructure relating to our cloud-native platform to AWS. For our platform to operate effectively, our clients need to be able to access our platform at any time, without substantial interruption or degradation of performance. Although we have disaster recovery plans, any incident affecting the AWS infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking, each of which have become more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or clients’ data or disrupt our ability to provide our platform or service. Any of the aforementioned incidents could lead to outages of such third-party cloud infrastructure providers’ services, including AWS. Such outages have in the past caused, and may in the future cause, interruptions in access to our platform. For example, in October 2025, AWS experienced a widespread outage which affected their customers’ services, including ours, for several hours. Although access to our platform was not interrupted severely or for a substantial amount of time, any prolonged service disruption affecting our platform for any of the foregoing reasons would adversely impact our ability to serve our marketplace and could damage our reputation with current and potential clients, including the loss of clients, expose us to liability, result in substantial costs for remediation, or otherwise harm our business, financial condition or results of operations. In addition, we may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS services we use.

Furthermore, our relationship with AWS is governed by their standard customer agreement (the “AWS Agreement”). The AWS Agreement will remain in effect until terminated by either party in accordance with the agreement. AWS can change or discontinue services provided under the AWS Agreement from time to time, provided that they provide twelve months’ prior notice if such changes are material (except in certain situations, for example, if such notice period would be economically or technically burdensome or cause AWS to violate legal requirements). AWS can also modify the AWS Agreement at any time by posting a revised version of the customer agreement or standard terms of service on their website or by notifying us, provided that they provide at least 90 days’ advance notice of any adverse changes. In the event that the AWS Agreement is terminated, there is an elimination of the AWS services or features that we utilize, or there is damage to any such facilities, we would experience interruptions in access to our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition and results of operations.

We require financial liquidity to facilitate our day-to-day operations. Lack of sufficient liquidity could adversely impact our operations and limit our future growth potential.

We require substantial financial liquidity to facilitate our operations. Our business involves the establishment and carrying of substantial open positions for our clients on securities exchanges. We must post and maintain margin or credit support for these positions. Significant adverse price movements can occur that require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our clients. From time to time, we access our debt financing arrangements with other financial institutions to fund margin calls and other operating activities. As a result, our business relies heavily on our relationship with our lenders, and if we are unable to maintain relationships with such parties and enter into new arrangements, we may be unable to execute our clients’ trades or enter into hedge trades, and our business and financial performance could be negatively affected, and we may encounter a reduction in client confidence. Any limitations on these sources of liquidity may limit our future growth potential. Our failure to fund margin calls and other operating activities, or a general lack of sufficient liquidity, may prohibit us from developing, enhancing and growing our business, taking advantage of future opportunities and responding to competitive pressure, any of which may adversely affect our business, financial condition, results of operations and prospects. As of September 30, 2025, we had $770.0 million available for borrowing under our credit facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on our outstanding credit facilities.

There can be no assurance that our lenders will actually lend funds to us when needed. Additionally, consistent with industry practice, all of our existing facilities require periodic renewal. If any of our borrowing facilities is terminated or is not renewed, we may be unable to find replacement financing on favorable terms, or at all, and we might not be able to grow our business or have sufficient liquidity to settle transactions and operate our businesses, which would have an adverse effect on our business, financial condition, results of operations and prospects. In addition, the agreements governing our existing indebtedness contain, and the agreements governing any future debt financings could contain, financial covenants, that may make it difficult to draw down on the facilities if we are not otherwise in compliance with these covenants. Furthermore, a downgrade in our credit rating could affect borrowing rates and increase borrowing costs under our senior unsecured notes outstanding, which could also increase our exposure to credit and counterparty risk.

We could also be adversely affected by the actions and commercial soundness of such financial services institutions. As a result, defaults by, or even negative speculation about, one or more financial services institutions, or the financial services industry in general, have led to market-wide liquidity problems in the past and could lead to losses or defaults by us or by other institutions in the future.

If we fail to provide and monetize new and innovative applications on our platform, asset classes, financial instruments and services that are adopted by clients and maintain our technological differentiation, our business may become less competitive, and our revenue might decline.

Our ability to provide our platform and brokerage, clearing, custody and related services and our success in these areas are largely attributable to our sophisticated proprietary technology. The financial services industry is continually undergoing rapid technological change, with frequent introductions of new technology-driven applications and other value-added services. New services, applications and technologies may render our existing services, applications and technologies less competitive or obsolete. Our future success will depend, in part, on our ability to maintain our technological differentiation, including by introducing new applications, asset classes, financial instruments and catalysts on a timely and cost-effective basis and adapting to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our clients. We cannot assure you that we will be successful in developing, accessing, introducing, integrating or marketing new services, applications, asset classes, financial instruments, such as digital assets, including stablecoins, and prediction markets, on a cost-effective basis or at all, which may cause us to fail to attract and retain clients and expand, or even maintain client engagement, and thereby adversely affect our business, financial condition, results of operations and prospects. Our international expansion efforts may increase these risks as we expect to adapt our platform to reflect local regulatory requirements, client preferences, and other location-specific factors. See “—We currently operate in certain international markets and plan to further expand our international operations, which exposes us to increased business, economic and regulatory risks” for additional information on certain risks related to our international operations. These risks may be heightened as a result of our competitors having substantially greater resources to invest in technological improvements than we do.

To remain technologically competitive and operationally efficient, we have made, and expect to continue to make, significant investments in new technological solutions, substantial core system upgrades and other technology enhancements. Our efforts to innovate have been and might continue to be inhibited or delayed by industry-wide standards, regulatory scrutiny, legal restrictions, incompatible client expectations, demands, and preferences, or third-party intellectual property and other proprietary rights. Many of our services, applications and platform enhancements have a significant ramp-up time, include phased implementation schedules, are tied to critical systems and require substantial internal and external resources for design, implementation, maintenance and service. We may encounter significant adverse developments in the completion and implementation of these initiatives. These may include time delays, cost overruns, loss of key personnel, technological problems, processing failures, distraction of management and other adverse developments. In addition, new services, applications and platform enhancements may not achieve market acceptance to the level necessary to offset the related costs. Any failure on our part to anticipate or respond adequately to technological advancements, client requirements or changing industry standards, or any delays or interruptions in the development, access, introduction, integration or availability of new services, applications or other platform enhancements could have an adverse effect on our business, financial condition, results of operations and prospects.

Any significant service interruptions could result in loss of clients or funds, regulatory scrutiny, enforcement and fines, a decrease in demand for our platform and adversely affect our business, financial condition, results of operations and prospects.

We rely heavily on technology to conduct our business and allow clients to complete financial transactions on our platform. Our reputation and ability to attract and retain clients, expand client engagement with our platform and grow our business depends, in part, on our ability to operate our platform and services at high levels of reliability, scalability and performance, including the ability to process and monitor a large number of transactions that occur at high volume and frequencies across multiple systems. Events beyond our control, including hurricanes, earthquakes, fires, floods and other natural disasters, public health crises, power outages, telecommunications failures and similar events, terrorism, cyberattacks, insider threats, sabotage, human errors, computer viruses and other malware, and other criminal, tortious or unintentional actions, may damage our ability to maintain our platform and provide services to our clients. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. Because we rely heavily on our servers, computer and communications systems and the internet to conduct our business, disruptions could harm our ability to run our business effectively. We may be unable to switch instantly or completely to an alternative cloud system or systems in the event of failure to access the cloud services we currently use. This means that an outage could result in the system being impaired or unavailable for a period of time, which may lead to, among other things, the inability of clients to access Clear Street Studio, our client-facing user interface (“Studio”), and their accounts and trades, slower response times, delays in our clients’ trade activities and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades, loss of client information, increased demand on limited client support resources, client claims, complaints with regulatory organizations, lawsuits, or enforcement actions.

We may not have sufficient funds to cover our losses that may result from interruptions in service as a result of system failures or other disruptions. Comparable natural and other risks may reduce demand for our platform or cause our clients to suffer significant losses and/or incur significant disruption in their respective operations, which may affect their ability to satisfy their obligations towards us. All of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

If we lose access to exchanges or clearing houses, or otherwise lose access to other market infrastructure arrangements, our ability to undertake some or all of our trading and clearing services would be affected.

As of September 30, 2025, we were members of 52 exchanges and clearing houses including the New York Stock Exchange (“NYSE”), the Nasdaq Stock Market LLC (“Nasdaq Stock Market”), the Chicago Mercantile Exchange (“CME”), the DTCC, NSCC, Fixed Income Clearing Corporation (“FICC”), OCC, Eurex, the London Metal Exchange, the Intercontinental Exchange and significant alternative trading system (“ATS”) venues such as IntelligentCross, Level, Blue Ocean, Moon OTC, and Bruce. Our memberships with exchanges allows us to generate revenue through commissions earned on executing and clearing trades. In order to maintain these memberships, we are required to comply with the rules of the exchanges and trading systems. We have in the past been, and may in the future be, subject to inquiries or actions by exchanges and trading systems for non-compliance with applicable rules. If we fail to comply with such rules or default on our membership obligations (for example, by failing to pay required margin), we may be exposed to potential action from such exchanges and trading systems including warnings, monetary penalties, suspension or cancellation of membership. If we lose some or all of our memberships, or if any of the relevant exchanges and trading systems cease their operations, we will lose access to these revenue streams. We would be required to enter into contractual arrangements with counterparties who do have access, which could be time-consuming and costly. In addition, if any exchange or trading system implements structural changes, such as adverse fee structures or higher margin requirements, our business could be negatively impacted. If the exchanges or trading systems relax membership requirements, our clients may decide to become members, and the demand for our platform and services may decline as a result.

In addition, we use various clearing houses and settlement systems across our businesses. Loss of access to, or restrictions on our use of, these services due to non-compliance with membership or participants’ requirements, regulatory changes, credit or reputational issues or for other reasons could impact our ability to carry out our activities. If exchanges, clearing houses or other relevant counterparties fail to perform their obligations, or they take certain actions in response to, for example, market volatility, we and our clients may experience financial losses and margin calls and our business, financial condition, results of operations and prospects would suffer.

If we fail to retain existing clients or attract new clients, or if our clients decrease their level of engagement with our platform, our business, financial condition, results of operations and prospects may be adversely affected.

Our success depends on our ability to retain existing clients and attract new clients to increase engagement with our platform. To do so, in addition to adding new assets and financial instruments, we must continue to ensure that our platform is secure, reliable and engaging. We must also expand our platform, the applications on our platform and/or the services we offer and may offer competitive prices in an increasingly price-sensitive and competitive market. Any decline in our client base or the growth rate thereof could have a negative impact on our business, financial condition, results of operations and prospects.

Our efforts to attract and retain clients and expand client engagement with our platform might fail due to a number of factors, including clients losing confidence in us or preferring a competitor’s offerings. Additional factors that could impact our ability to retain existing clients, add new clients and expand client engagement include:

•	client demand shifting to other applications and services, including those that we are unable to offer;

•	our failure to introduce new and improved applications, asset classes, financial instruments or services that are favorably received;

•	our failure to support new and in-demand asset classes and financial instruments or if we elect to support certain asset classes and financial instruments with negative reputations;

•	a decline in our brand and reputation;

•	ineffective marketing efforts or a reduction in marketing activity;

•	changes in client sentiment about the quality or usefulness of our platform;

•	adverse changes in our applications and/or the services we offer that are mandated by legislation, regulatory authorities or litigation;

•	restrictions on our ability to access markets in certain jurisdictions due to legislation, regulatory requirements, or interventions by regulatory authorities;

•	technical or other problems preventing us from delivering our applications and services with the speed, functionality, security and reliability that our clients expect;

•	delays in withdrawal from client accounts;

•	our inability to comply with current and evolving regulatory requirements;

•	our inability to keep up with technological developments;

•	cybersecurity incidents, employee or service provider misconduct or other unforeseen activities causing losses to us or our clients, including losses to assets held by us on behalf of our clients;

•	modifications to our pricing model or modifications by competitors to their pricing models;

•	our failure to provide adequate client service; or

•	adverse media reports or other negative publicity relating to our business, competitors or the industry as a whole.

From time to time, certain of these factors have negatively affected, and may continue to negatively affect, client retention, growth and engagement to varying degrees. Any decrease in client retention, growth or engagement could render our applications and the other services we offer less attractive to clients and may have an adverse effect on our revenue, business, financial condition, results of operations and prospects.

Our business may be harmed by events beyond our control, including overall slowdowns in securities trading and market fluctuations, which could have an adverse impact on our business.

Our business and profitability are affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, the availability and cost of capital and credit, inflation, deflation, incidences of client fraud, changes in federal, state and local laws and regulatory oversight, changes in the volume of securities, futures and other derivatives transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. We are, and may in the future be, subject to heightened risks as a result of fluctuations in the securities, futures and other derivatives markets, including digital asset and prediction markets, and our trading, lending and clearing activities may subject our capital to significant risks. Each of these factors could result in increased costs to operate our business, including costs related to compensation, clearing and technology, which could reduce profitability.

We are exposed to macroeconomic conditions and their effect, in turn, on market conditions. Although our risk management practices and procedures have helped protect us during past periods of unexpected volatility, there can be no assurance that we will be able to fully mitigate losses or other adverse impact during future periods of extreme volatility. Any such events may put significant strain on our platform, decrease revenues, force us to reassess our risk management procedures and lead to client dissatisfaction in our applications and other services we offer.

Our business may also be adversely affected by unstable economic and political conditions outside the United States and geopolitical conflict, among other disruptions to global markets. A weakness in equity markets, such as a slowdown causing a reduction in trading volume in U.S. or foreign securities, futures and derivatives, has historically resulted in reduced transaction revenues. Any future weakness in equity markets could similarly cause a reduction in our transaction revenues, which would have an adverse effect on our business, financial condition, results of operations and prospects and may impact the amount of margin balances our clients take on, which would in turn reduce our net financing revenues. Some of our clients derive revenue from offering financial products, such as ETFs, to the investing public and any reduction in market conditions and trends could impact the utilization of their products, which in turn would reduce the transaction and net financing revenues we earn from such clients. Other elements beyond our control could impact us and the financial services industry as a whole. All of the above factors may adversely affect our business, financial condition, results of operations and prospects.

We face intense and increasing competition and if we do not compete effectively, our business, financial condition, results of operations and prospects can be expected to be adversely affected.

The industries in which we operate are highly competitive, and we expect competition to further intensify in the future as existing and new competitors introduce new applications or enhance existing applications. We primarily compete with financial technology companies offering a variety of financial services similar to the applications on our platforms. We also compete with brokers and tech-led brokers that provide self-directed, multi-asset investment services and other large, traditional financial institutions, such as banks, wealth management firms and other clearing providers.

Some of our current and potential competitors are substantially larger than us, have longer operating histories, have more established brand recognition, have greater market presence, and have greater financial, technological, marketing and other resources than we do. Further, certain larger and better capitalized competitors, including commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do, and thus, may be better able to respond to changes in the industries in which we operate, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. This may allow them to, among other things, offer more competitive pricing or other terms or features, a broader range of financial or technology products, or a more specialized set of specific products or services.

In addition to competition from established commercial and investment banking firms, we may also face competition from new entrants attempting to capitalize on the same, or similar, opportunities as we do. Our existing or future competitors may develop applications or services that are similar to ours or that achieve greater market acceptance than our applications. They could also begin offering more asset classes and financial instruments on their platforms. All of the foregoing could attract clients away from our platform and services and reduce our market share. Additionally, when new competitors seek to enter the markets in which we operate, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market. This could lead us to reducing our prices in order to compete with these market participants, which may adversely affect our business and results of operations.

We believe that our ability to successfully compete depends upon many factors both within and beyond our control, including:

•	the ease of use, speed and reliability of our technology;

•	our marketing and sales efforts;

•	overall market conditions and trading volume;

•	changes in global and U.S. economic conditions;

•	regulatory and policy developments;

•	the strength of our brand relative to our competitors;

•	our ability to develop and implement new technologies that enhance economies of scale and reduce operating costs;

•	our ability to recruit and retain highly skilled personnel and senior management;

•	maintaining our relationships with our counterparties; and

•	the ease of use, performance, price and reliability of solutions developed either by us or our competitors.

Further, we operate in an industry characterized by rapid technological advances. Our success depends, in large part, on our ability to develop, acquire and introduce new applications or introduce changes to our existing applications and services to meet the evolving needs of our clients in a timely and cost-effective manner. Developing and incorporating new applications and services into our business may require substantial expenditures and take considerable time and ultimately may not be successful. In addition, we operate in markets across the world and are continually expanding into new markets. We may be unable to conduct our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield the intended profitable results. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the applications and services that we currently provide. We cannot predict the effects of new services and technologies on our business.

Our current clients and prospects for future business demand that we act to meet these competitive challenges, and any failure to so act could have a negative effect on our business. There is no guarantee that any actions taken to address competitive challenges will be successful, and such actions could be costly. All of the foregoing factors and events could have an adverse effect on our business, financial condition, results of operations and prospects.

We are directly and indirectly exposed to fluctuations in interest rates, and rapidly changing interest rate environments could reduce our profitability.

We maintain cash balances on behalf of our clients with banks, clearing houses, depositories, brokers and exchanges. We also maintain our own cash balances. We earn interest on these balances and share a percentage of interest we earn on our clients’ cash balances with them. Although our economic model is not directly sensitive to interest rate fluctuations, interest rates do affect the returns we earn on cash balances that we hold, and as such they may influence a portion of our overall revenues. In periods of rising interest rates, we may earn higher returns on cash balances, which can increase our net revenues. Conversely, in periods of declining interest rates or a return to a low-rate environment, the yield on cash balances would decrease, reducing this portion of our revenues. While this interest income is not our primary revenue driver, it may contribute meaningfully in certain market environments, and reductions could negatively impact our results of operations.

Adverse changes in our credit ratings could have a negative impact on our business, financial condition, results of operations and prospects.

Our ability to access capital markets is important to our ability to operate our business. Increased scrutiny of our industry and the impact of regulation, as well as changes in our financial performance and unfavorable conditions in the capital markets generally, could result in credit agencies reexamining and downgrading our credit ratings. A downgrade in our credit ratings may restrict or discontinue our ability to access capital markets at attractive rates and increase our borrowing costs, which could adversely affect our business, financial condition and results of operations. In particular, our borrowings under our senior unsecured notes are subject to an upwards interest rate adjustment in the event of a downgrade in our credit rating below a specified minimum threshold.

We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

Historically, we have financed our operations primarily through equity issuances, debt financing and cash generated from our operations. To support our growing business and to effectively compete, we must have sufficient capital to continue to make significant investments in our platform and to support our business operations. We may decide to engage in equity, equity-linked or debt financings, and it is possible that we will not be able to secure any such additional financing or refinancing on favorable terms, in a timely manner, or at all. If we issue equity or convertible debt securities, holders of shares of our Class A common stock could suffer significant dilution, and the new shares could have rights, preferences and privileges superior to those of holders of our Class A common stock.

In addition, any incurrence of additional indebtedness would increase the risks created by our level of indebtedness. Our ability to make payments on and to refinance our current indebtedness and any future indebtedness will depend on our ability to generate cash in the future, which is subject to general economic and market conditions, the competitive landscape, changes in the regulatory environment, client behavior, credit and long-term debt ratings and other factors that are beyond our control. In the event of a downgrade of our credit rating, our ability to raise additional financing may be adversely affected and any future debt offerings or credit arrangements we propose to enter into may be on less favorable terms or terms that may not be acceptable to us. In addition, even if debt financing is available, the cost of additional financing may be significantly higher than our current debt. If we incur additional debt, the debt holders will have rights senior to holders of our Class A common stock to make claims on our assets, and the terms of any debt could restrict our operations, including the ability of our operating subsidiaries to pay dividends to us and our ability to pay dividends on our Class A common stock.

Further, the terms of our existing indebtedness involve, and the terms of any future debt financings could involve, restrictive covenants including, among other things, minimum liquidity requirements, restrictions on raising debt in excess of a percentage of our total capitalization, net worth requirements, interest coverage covenants, interest reserve covenants, restrictions on our ability to dispose of assets, make acquisitions or investments, incur debt or liens, make distributions to our stockholders, increase salaries of our employees and executives or enter into related-party transactions while an event of default is continuing and restrictions on our ability to materially change the nature of our business. These agreements also contain financial covenants, including obligations to maintain certain capitalization amounts and other financial ratios. These covenants may make it more difficult for us to obtain additional capital and to pursue future business opportunities. For example, our Credit Agreements (as defined herein) require that we comply with various financial tests and impose certain restrictions on us, including among other things, restrictions on our ability to incur additional indebtedness, create liens on assets, make loans or investments, or return capital to stockholders through share repurchases or paying dividends. Failure to comply with these covenants could have an adverse effect on our business, financial condition, or results of operations. Furthermore, access to capital determines our creditworthiness, which if perceived negatively in the market could impair our ability to provide clearing services and attract new clients.

In addition, we may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital, capital expenditures or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be subject to increased regulatory supervision, and ultimately, receivership or similar proceedings, and we could be forced to take unfavorable actions, including significant business and legal entity restructuring, limited new business investment, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and react to changes in our industry could be impaired. In the event we default, the lenders who hold our debt could also accelerate amounts due, which could potentially trigger a default or acceleration of the maturity of our other debt. In addition, the level of our indebtedness could put us at a competitive disadvantage compared to our competitors that are less leveraged than us. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. The level of our indebtedness could also impede our ability to withstand downturns in our industry or the economy generally.

We may be unable to return cash to clients in the event of an unknown or unforeseeable market event that results in a significant exodus of client cash balances.

Our clients maintain significant cash balances with us and the SEC and FINRA have stringent rules with respect to the protection of client assets and maintenance of specific levels of net capital by securities broker-dealers. We regularly perform stress tests aimed at confirming that we have sufficient contingency funding to meet our regulatory cash requirements. In addition, we segregate client funds and maintain them in special reserve bank accounts for the exclusive benefit of our clients, as required under applicable regulations, including Rule 15c3-3 under the Exchange Act (the “Customer Protection Rule”). We might be adversely affected by regulatory changes related to the Customer Protection Rule or by any regulatory changes related to our obligations with regard to capital maintenance requirements. A failure by one or more of these banks or our failure to comply with the Customer Protection Rule, or other applicable rule, could result in our inability to promptly return client funds, which could have a significant adverse impact on our reputation, result in the loss of clients, trigger regulatory inquiries, and/or cause a deterioration of our capital base and operations. Further, if there is a significant market event and our clients need to withdraw cash in unusually large amounts, we may be unable to return such funds in a short period of time or at all. This could lead to, among other things, client dissatisfaction and potential claims by our clients, which could result in adverse regulatory, legal and operational consequences and would result in a reduction in our revenues.

Further, a significant portion of our cash management and treasury functions, as well as our settlement functions with clearing houses, is concentrated with a single bank, BMO Bank N.A. (“BMO Bank”). Any failure or termination of that relationship, or inability by BMO Bank to meet its obligations, including as a result of any banking failure and subsequent takeover by another bank or the Federal Deposit Insurance Corporation, could impair our ability to comply with our regulatory requirements, including obligations under the Customer Protection Rule, and could otherwise adversely affect our business operations and our ability to meet financial obligations. In addition, while only one of a consortium of lenders under our Revolving Credit Facility (as defined herein), our settlement and clearing relationship with BMO Bank may be further deteriorated in the event of any default under the Revolving Credit Facility. See also “—We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.”

Future acquisitions or joint ventures of, or investments in, as applicable, other companies, applications or technologies could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we have in the past acquired, and may in the future seek to acquire, businesses, applications or technologies that we believe could complement or expand our platform, technical capabilities or otherwise offer growth opportunities. For example, in 2024, we completed the acquisition of the Fox River algorithmic trading business (“Fox River”) from Instinet. See “Business.” The identification of suitable acquisition or investment candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions or investments on a timely basis or at all. Even if we are able to successfully complete acquisitions or investments, we may fail to successfully integrate them into our existing business or realize the anticipated benefits of such acquisitions. Additional risks we face in connection with acquisitions include, but are not limited to:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, product development, risk management, compliance, finance and sales and marketing functions;

•	retention of employees from the acquired company;

•	retention of our current employees;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•

the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, information security safeguards, procedures and policies;

•	potential write-offs or impairments of intangible assets or other assets acquired in the acquisition;

•

liability for activities of the acquired company before the acquisition, claims of infringement, misappropriation or other violation of intellectual property or other proprietary rights, violations of law, commercial disputes, tax liabilities and other known and unknown liabilities;

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, clients, former stockholders or other third-parties; and

•	known and unknown regulatory compliance risks, including elevated risks related to tax compliance, money laundering controls, and supervisory controls oversight.

Our failure to address these risks or other problems encountered in connection with our acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business. Moreover, in connection with these types of transactions, we may issue additional equity securities that would dilute stockholder value, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures and become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges. Further, regulators may scrutinize our proposed business combinations and acquisitions given the regulatory landscape in which we operate, and additional regulatory approvals may be required for the completion of certain business combinations or acquisitions, which could be time-consuming and costly. These challenges related to acquisitions or investments could have an adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to obtain adequate insurance to cover all known risks and our insurance policies may not be sufficient to cover all claims.

We currently carry insurance in connection with our business, including fiduciary liability insurance, employment practices liability insurance, directors’ and officers’ liability insurance, comprehensive crime insurance, general liability insurance and professional liability insurance. We do not maintain business interruption insurance and are self-insured against certain cybersecurity incidents and related risks.

We are growing rapidly and our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. In addition, as a public company, we will need to increase our directors’ and officers’ liability insurance, which may be costly. Further, because of the nature of our business and our expanding applications, insurers may be reluctant to insure our business, which would require us to bear all losses with respect to claims we receive. Our inability to obtain and maintain appropriate insurance coverage, could cause substantial business disruptions, adverse reputational impact and regulatory scrutiny. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable client personas or adjacent markets covered by our market opportunity estimates will become a client or generate any particular level of revenues for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our applications and services we offer. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Key performance metrics and other estimates are subject to inherent challenges in measurement, and our business, financial condition, results of operations and prospects could be adversely affected by real or perceived inaccuracies in those metrics.

We regularly review key performance metrics to evaluate growth trends, measure our performance and make strategic decisions. These key metrics are calculated using internal company data, have not been validated by an independent third-party and might differ from estimates or similar metrics published by other parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations and our methodologies for tracking these metrics have changed in the past and might change further over time, which could result in unexpected changes to our metrics or otherwise limit the comparability from period to period of such metrics, including the metrics we publicly disclose. In addition, if the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report might not be accurate. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key performance metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. You should not place undue reliance on such operational metrics when evaluating an investment in our Class A common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” for definitions of our key performance metrics.

If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation could be significantly harmed, the trading price of our Class A common stock could decline and we might be subject to stockholder litigation, which could be costly.

We may incur trading losses from trading as a principal for our own account or from trading as a principal to hedge our clients’ security-based swap positions.

A portion of our revenues and operating profits is derived from trades we make as principal in our role as a market maker, trades we make as principal in connection with non-market making activities and trades we make in order to hedge certain of our clients’ transactions. We may incur trading losses relating to these activities since each primarily involves the purchase or sale of securities for our own account. In any period, we may incur trading losses for a variety of reasons including price changes in securities, reduced spreads and lack of liquidity in securities in which we have positions. From time to time, we may have large position concentrations in securities of a single issuer or issuers engaged in a specific industry or traded in a particular market. Such a concentration could result in higher trading losses than would occur if our positions and activities were less concentrated. In addition, in our security-based swaps business, we hedge the security-based swap positions we enter into with principal positions and post margin to support their security-based swap. In the event of a significant market movement our client’s margin may not be sufficient to support the movement in the underlying position(s) in the security-based swap and as a result we may incur losses from such default.

An increase in fraudulent or malicious activity could lead to reputational damage to our brand and adverse legal, regulatory and financial exposure.

We, our clients, regulators, vendors and other third-party providers with whom we work, as well as other technology providers in the financial and clearing industry, have experienced a significant increase in attempted unauthorized intrusions, data exfiltration and other fraudulent activity in recent years and may continue to be the target of increasingly sophisticated criminals and fraud rings in the future.

Although we develop and maintain systems and processes aimed at detecting and preventing unauthorized access to our systems and other fraudulent activity, the possibility of fraudulent or other malicious activities and human error or malfeasance cannot be eliminated entirely and will evolve as new and emerging technology is deployed, including the increasing use of personal mobile and computing devices that are outside of our network and control environments. Such systems and processes require significant investment, maintenance and ongoing monitoring and updating as technologies and regulatory requirements change and as threat actor efforts to overcome security and anti-fraud measures become more sophisticated, and any malicious or fraudulent activities which penetrate our systems could require additional features and further testing to prevent future activities from occurring. See also “—Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity—Applications on our platform, including Studio, and services we offer rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external.” Risks associated with each of these include exfiltration of confidential, proprietary, personal or otherwise sensitive information (including those of our clients and other third parties with whom we do business) and theft of funds and other monetary loss, the effects of which could be compounded if not detected quickly. Indeed, fraudulent activity may not be detected until well after it occurs and the severity and potential impact may not be fully known for a substantial period of time after it has been discovered.

Fraudulent activity in the industry and other actual or perceived failures to maintain a product’s integrity and/or security has led to increased regulatory scrutiny in the industry and may lead to regulatory investigations and intervention, increased litigation (including class action litigation), remediation, fines and response costs, negative assessments of us and our subsidiaries by regulators, reputational and financial damage to our brand and reduced usage of our platform, all of which could have an adverse impact on our business. Actual or perceived successful fraudulent activity and other related incidents related to actual or perceived failures to maintain the integrity of our systems, processes and controls could negatively affect us, including harming market perception of the effectiveness of our security measures or harming the reputation of the financial system in general, which could result in reduced use of our platform. Such events could also result in legislation and additional regulatory requirements.

We currently operate in certain international markets and plan to further expand our international operations, which exposes us to increased business, economic and regulatory risks.

In addition to the United States, we currently operate regulated entities in Canada and the United Kingdom and have offices in five countries, including in the United States, Canada and the United Kingdom. As part of our business strategy, we intend to further expand our international operations, which will require significant resources and management attention and will subject us to additional regulatory, economic, operational, and political risks on top of those we already face. We are subject to a variety of risks inherent in establishing and doing business internationally, including:

•	conformity of our platform with applicable business customs, including translation into foreign languages and associated expenses;

•	the need to support and integrate with local vendors and service providers;

•	political, social and economic instability in the countries in which we operate;

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risks related to governmental regulation in foreign jurisdictions, including laws and regulations relating to data privacy, data protection and cybersecurity and unexpected changes in legal and regulatory requirements and enforcement;

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compliance with multiple, potentially conflicting and changing governmental laws and regulations, including banking, securities, employment, tax, data privacy, data protection and cybersecurity laws and regulations;

•	compliance with U.S., U.K. and other foreign anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”);

•	potential restrictions on repatriation of earnings;

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competition with vendors and service providers that have greater experience in the local markets than we do or that have pre-existing relationships with potential consumers and investors in those markets;

•	fluctuations in currency exchange rates;

•	higher levels of credit risk and fraud;

•	ability to recruit and retain talented and capable employees in foreign countries;

•	less protection of intellectual property and other proprietary rights in certain countries;

•	difficulty of staffing and managing global operations and increased travel, infrastructure, legal and compliance costs associated with multiple international locations and subsidiaries;

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different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions; and

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expanded compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax law.

We have limited experience with international legal and regulatory environments and market practices, and we might not be able to penetrate or successfully operate in the markets we choose to enter. Even if we are able to enter a particular international market, we may face challenges in complying with different regulatory requirements, which may lead to significant increased costs in maintaining our international operations. Thus, we might incur significant expenses as a result of our international expansion, and we might not be successful, which could lead to substantial losses. If we are unable to manage the complexity of global operations successfully, our business and results of operations could suffer.

We rely on the experience and expertise of our co-founder and Executive Chairman, Uriel Cohen, and of our Executive Vice Chairman, Elli Ausubel, as well as on our management team and highly skilled employees with experience in our industry and will require additional key personnel to grow our business, and the loss of key management members or key employees, or an inability to hire key personnel, could harm the business.

We believe that our success has depended, and after the completion of this offering will continue to depend, on the efforts and talents of our senior management, including, Uriel Cohen and Elli Ausubel, who have significant experience in the financial services and technology industries, are responsible for our core competencies and would be difficult to replace. Our success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees who provide specialized services in our technology and compliance functions. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The competition in the technology industry for qualified employees is intense and many of these employees hold extensive knowledge and experience in highly technical and complex areas spanning technology and capital markets, including the options, equities and futures trading and clearing industry. Because of the complexity and risks associated with our business and the specialized knowledge required to conduct this business effectively, and because the growth in this industry has increased demand for qualified personnel, many of our employees could find employment at other well established financial technology companies if they choose to do so, particularly if we fail to provide competitive levels of compensation. If we fail to retain our current employees, including senior management, it would be difficult and costly to identify, recruit and train replacements needed to continue to implement and expand our business. In particular, failure to retain and attract qualified systems and compliance personnel could result in systems errors, technology failures or regulatory infractions, which could ultimately harm our reputation and lead us to incur additional costs. Our executive officers and other employees are, and will continue to be after the completion of this offering, at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to attract well-qualified employees or retain and motivate existing employees, our business could be adversely affected. In addition, we have been receiving and expect to continue to receive certain important operational, managerial, strategic, consulting and other support services from Global Corp. following this offering. Each of Uriel Cohen and Elli Ausubel is an officer and member of the board of directors of Global Corp. Any loss of their services at Global Corp., or the loss of any other key employees at Global Corp., could have an adverse impact on our business.

We may not detect, deter or prevent misconduct, errors, failures or fraudulent activity by our clients, employees or agents and therefore we are subject to risks relating to potential securities law and regulatory liability.

We are exposed to potential losses due to fraud or misconduct by, or breaches of the terms we have in place with, our clients, counterparties, employees, agents and third parties and, consequently, to substantial risks of liability under federal and state securities laws and other federal and state laws and court decisions, as well as rules and regulations promulgated by international, federal and state securities regulators. For example, clients or people impersonating clients may engage in fraudulent activities, including the improper use of legitimate client accounts or providing fraudulent documentation in connection with transactions. Such events have occurred in the past and may occur in the future.

Our employees and agents may engage in unauthorized trading activity, attempt to defraud us or violate our policies or legal or regulatory standards. There are also risks that our employees may improperly use or disclose confidential information and material non-public information provided by our clients that could subject us to regulatory and criminal investigations, disciplinary action, fines, or sanctions and we could suffer serious harm to our reputation, financial position, the trading price of our Class A common stock, current client relationships and ability to attract future clients. These risks may increase as the result of recent scrutiny of electronic trading and market structure from regulators, lawmakers and the financial news media. The use of off-channel electronic messaging applications by our employees to transmit confidential or sensitive data could subject us to investigations and regulatory fines and severely impact our reputation. In addition, although we have established policies and procedures designed to train, prevent and detect misconduct, errors and fraud, the precautions that we take to detect and deter employee misconduct might not be effective. If any of our employees engages in illegal, improper, or suspicious activity or other misconduct, we could suffer serious harm to our reputation, financial condition, client relationships and ability to attract new clients. Our reputation may also be damaged by any involvement, or the involvement of any of our employees, former employees or agents, in any regulatory investigation and by any allegations or findings by relevant regulators or courts, even if the associated fine or penalty is not material.

Our reputation and brand are important to our success, and if we are not able to continue developing our reputation and brand, our business, financial condition, results of operations and prospects could be adversely affected.

We believe that building a strong reputation and brand is critical to our ability to achieve our business objectives. We spend a significant amount of money and other resources to create brand awareness and build our reputation. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our platform or our company may harm our reputation and brand, including as a result of:

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litigation involving, or regulatory actions or investigations into, our platform or our business, including litigation or regulatory actions that result in changes to, or prohibit us from offering, certain features, applications or services;

•	complaints or negative publicity about us, our platform, our services, or our industry as a whole;

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actual or perceived disruptions or defects in our software, such as data privacy, data protection or cybersecurity breaches, service outages or other incidents that impact the reliability of our platform and the ability for our clients to retrieve their funds or execute their trades;

•	any imposition of temporary trading restrictions or any outright failure to meet our deposit or capital requirements;

•	any failure to comply with legal, tax and regulatory requirements;

•	any perceived or actual weakness in our financial strength or liquidity;

•	any failure to operate our business in a way that is consistent with our values and mission;

•	inadequate or unsatisfactory support service experiences;

•	illegal or otherwise inappropriate behavior by our management team or other employees;

•	negative responses to new securities or product verticals that we may enter into in the future;

•	negative responses to the discontinuation of an existing business, segment, or securities or product vertical;

•	negative or insufficient responses to our marketing and advertising campaigns; or

•	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

Moreover, repairing our brand and reputation in the case of any adverse event may be difficult, time-consuming and expensive. Our failure to address, or the appearance of our failure to address, issues that give rise to reputational risk could significantly harm our brand and reputation. To the extent we fail to respond quickly and effectively to address corporate crises and other threats to our brand and reputation, the ensuing negative public reaction could significantly harm our brand and reputation, which could result in loss of trust from our clients, third-party partners and employees and could lead to an increase in litigation claims and asserted damages or subject us to regulatory actions or restrictions.

Maintaining and enhancing our brand also requires ongoing investment in marketing, technology, and client experience. If these efforts fail to produce the desired results or if competitors outperform us in brand perception, it could limit our growth opportunities. The loss of confidence in, or any failure to maintain or enhance, our brand or our reputation could adversely affect our ability to attract and retain clients, agents, and partners, thereby negatively impacting our business, financial condition, results of operations, and prospects.

If we do not successfully develop our brand and reputation and successfully differentiate our platform and services from those of our competitors, we may not be able to compete effectively. In particular, third parties’ use of trademarks and branding similar to ours could materially harm our business or result in litigation or other expenses. We may not be able to adequately prevent such practices, which could harm the value of our business, result in the abandonment, dilution, invalidity, reduction in scope or other loss of trademarks associated with our business and adversely affect our results of operations, or financial condition. Failure to successfully maintain, defend, enforce, and enhance our brand could cause us to lose existing clients or struggle to attract new clients, and we may incur substantial expenses in attempts to maintain, defend, enforce and enhance our brand.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business, financial condition, and results of operations could be harmed.

We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions who value kindness, perseverance, and teamwork and further our culture, values, and mission;

•	the increasing size and geographic diversity of our workforce;

•	competitive pressures to move in directions that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly evolving industry;

•	the increasing need to develop expertise in new areas of business that affect us; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, results of operations and prospects could be adversely affected.

Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity

Applications on our platform, including Studio, and services we offer rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external.

We rely on technology, including the internet and mobile services, to conduct much of our business activities and operations and allow our clients to conduct financial transactions on our platforms, and as a result, we depend on the efficient and uninterrupted operation of our computer infrastructure and other systems and networks, both internal and third-party. We, and the third-party providers we rely on, are subject to an increasing risk of employee or other human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses or other malicious code, malware or ransomware, intentional acts of vandalism, disruptions, terrorism or other catastrophic events, malfunctions, outages or other interruptions, software bugs or vulnerabilities, impersonation and other social engineering schemes, malfeasance, unauthorized access attempts, theft of intellectual property, trade secrets or other corporate assets, denial of service attacks, phishing, hacking and other cyberattacks or other incidents. For example, in June 2021 we experienced a cyberattack, following which we concluded that the personal information of certain employees and certain other proprietary information, such as our accounting information, may have been accessed and exfiltrated. Among other actions taken in response to the attack, we made certain investments designed to remediate the relevant vulnerabilities and notified state government agencies and potentially impacted employees. While we do not believe that the cyberattack had a material adverse impact on us or the affected employees, our remedial measures may not be successful in mitigating or remediating any future cyber incidents, any of which may result in failures or disruptions in our client relationship management, securities trading, general ledger, deposits, computer systems, settlement, batch processing or other systems and networks.

If we or our third-party service providers experience any of the foregoing cybersecurity issues, it could result in the unauthorized access, disclosure or loss of confidential, proprietary, personal or otherwise sensitive information (including those of our clients and other third parties with whom we do business), client dissatisfaction, obligations to notify affected individuals and other third parties and additional costs to repair systems and networks or add new personnel or protection technologies, and we could be exposed to disruption of service, reputational damage, litigation risk, regulatory penalties and fines, remediation costs and other financial losses to both us and our clients, any of which could have an adverse effect on our business.

Our continued success will depend, in part, upon our ability to successfully maintain, secure and upgrade the capability of our systems and networks and our ability to address the needs of our clients by using technology to provide a platform and value-added services that satisfy their demands, including as we expand our business with new asset classes and financial instruments added to our platform, introduce new applications offered on our infrastructure and enter into additional geographies. Further, in order to maintain our competitive advantage, our systems and networks are under continuous development. As we maintain and upgrade our systems and networks, there is a risk that software failures may occur and result in service interruptions and have other unintended consequences, which could have an adverse effect on our business, financial condition, results of operations and prospects. However, there is no guarantee that resources that we devote to maintaining and upgrading our systems and networks to safeguard critical business applications can provide adequate security. We employ detection and response mechanisms designed to contain and mitigate cyberattacks and other incidents, but our protective measures may not promptly detect such cyberattacks and other incidents, and we may experience losses or incur costs or other damage related to cyberattacks and other incidents that go undetected or go undetected for significant periods of time, which could adversely affect our financial results or reputation. These risks may be increased as more employees utilize network connections, computers and devices outside our premises or network, including working from home, while in transit and in public locations. Attacks may be targeted at us, our clients or third-party providers. Furthermore, cybersecurity risks in the financial services industry have increased recently, in part because of the proliferation of new technologies to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists, state-sponsored actors, nation states, hacktivists and others, any of whom may see their effectiveness enhanced or facilitated by artificial intelligence (“AI”). Because the methods used to cause cyberattacks and other incidents change frequently, or in some cases cannot be recognized until launched, we may be unable to implement preventative measures or proactively address these methods until they are discovered.

Significant malfunctions or failures of our systems or networks in the trading process, such as record retention and data processing functions performed by third-party providers and third-party software or other disruption in the proper functioning of our software, including as a result of erroneous or corrupted data or cyberattacks or other incidents, could cause delays or suspensions in client and/or firm trading and settlement activity or cause us to make erroneous trades. In addition, we may not discover a cyberattack or other incident for a significant amount of time after the breach, and our efforts to mitigate, remediate or investigate any cyberattack or other incident may be costly, difficult, or may not be successful. Any such issues could cause substantial losses for clients or for our own trading books and could subject us to claims from clients for losses, including litigation claiming fraud or negligence. As a result of cyberattacks and other incidents, in addition to the various consequences discussed above, we may incur costs to mitigate, remediate or investigate the applicable cyberattack or other incident, provide identity protection services, including credit monitoring and other legal and professional services to individuals who may have been impacted, may incur expenses in the future including legal, operational and other professional expenses and claims for damages, and could also suffer interruptions or malfunctions in our operations. Any actual or perceived threat of disruption to our platform or our services or any compromise of confidential, proprietary, personal or otherwise sensitive information (including those of our clients and other third parties with whom we do business) could impair our reputation and cause us to lose clients or revenue, or face litigation or administrative proceedings, necessitate client service or repair work that would involve substantial costs and divert our management’s attention and resources. We cannot assure you that we will be fully protected from cyberattacks and other incidents, the occurrence of which could adversely affect our business, financial condition, results of operations and prospects. Additionally, we have elected to self-insure for certain cybersecurity matters, and in the event of a cyberattack or other incident, we may be at a greater risk that our financial condition will be adversely affected.

If our systems and infrastructure fail to keep pace with the operational requirements of our clients, we may experience operating inefficiencies, client dissatisfaction and lost revenue opportunities.

The global securities industry is characterized by increasingly complex infrastructures and applications, new and changing business models and rapid technological changes. Our clients’ needs and demands for our platform and the other services we offer evolve with these changes. We believe that the current and anticipated future needs of our clients will require the implementation of new and enhanced communications and information systems, the training of personnel to operate these systems and the expansion and upgrade of core technologies. We expect to need to make significant investments in additional hardware and software to accommodate changing client and regulatory requirements, which may be costly and time-consuming to incorporate into our existing systems and infrastructure. In addition, we cannot assure you that we will be able to accurately predict the timing or rate of changes, expand and upgrade our systems and infrastructure on a timely basis, or find satisfactory alternative systems or infrastructure on favorable pricing and terms, on a timely basis or at all. Our failure to expand, upgrade, or replace systems and infrastructure that do not meet the operational requirements of our clients may cause us to experience operating inefficiencies, client dissatisfaction and lost revenue opportunities.

We may not be able to adequately establish, maintain, protect and enforce our intellectual property and other proprietary rights or may be prevented from using intellectual property necessary for our business.

We rely primarily on a combination of trade secret, trademark contract and copyright laws to protect our proprietary technology that enables us to successfully provide our platform, as well as confidentiality and license agreements with our employees, contractors, consultants and third parties with whom we have relationships to establish, maintain, and protect our intellectual property and other proprietary rights.

Our efforts to establish, maintain, protect, and enforce our intellectual property and other proprietary rights may not be sufficient or effective. Our intellectual property and other proprietary rights, including rights in our proprietary technology, trade secrets, know-how and confidential information depends in part on agreements we have in place with our employees, independent contractors and other third parties that allocate ownership of intellectual property and place restrictions on the use and disclosure of this intellectual property and confidential information, such as confidentiality and invention assignment agreements.

Furthermore, we may, over time, strategically increase our intellectual property investment through additional trademark and other intellectual property filings. While we have previously elected to not pursue patent protection, we may, over time, strategically increase our intellectual property investment through new patent filings. These processes are expensive and time-consuming and may not be successful in all jurisdictions or for every such application, and we may not pursue such protections in all jurisdictions that may be relevant, for all our goods or services or in every class of goods and services in which we operate. For example, although we do not currently rely on patent protection, there can be no assurance that any patent applications we may file in the future will be approved, any patents issued therefrom will be of sufficient scope or strength to provide us with meaningful protection, or such patents or patent applications will not be challenged by third parties. We may also fail to accurately predict all of the countries where patent protection will ultimately be desirable, and if we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Any patents issued may vary in scope of coverage depending on the country in which such patents are issued. Even if we are successful in obtaining a particular patent, trademark or copyright registration, it is expensive to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits. We will not be able to protect our intellectual property and other proprietary rights if we are unable to enforce our rights or if we do not detect or determine the extent of unauthorized use of our intellectual property and other proprietary rights.

In addition to registering certain of our intellectual property rights, we rely to a degree on contractual restrictions to establish, maintain, protect and enforce our intellectual property and other proprietary rights. We strive to require third parties who may have access to our proprietary information, such as trade secrets, know-how and confidential information, to enter into non-disclosure agreements or to be bound by professional, fiduciary, or other contractual obligations requiring the applicable third party to protect our trade secrets, know-how and confidential information. However, such agreements may be insufficient or breached, or otherwise may not be enforceable in full or in part in all jurisdictions. The contractual provisions that we enter into or any other measures we employ to limit the access and distribution of our proprietary information may not prevent unauthorized use or disclosure of our intellectual property and other proprietary rights, and our remedies may be limited. Additionally, employees, independent contractors and other third parties may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our proprietary information, such as trade secrets, know-how and confidential information, or otherwise developed intellectual property for us, and we cannot guarantee such agreements are effective in conveying ownership in our proprietary information, such as trade secrets, know-how and confidential information, or otherwise developed intellectual property for us. Individuals and entities not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that such individuals and entities not subject to invention assignment agreements with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Failure to obtain, maintain or protect our intellectual property and other proprietary rights and information could adversely affect our competitive position, business, financial condition and results of operations. Moreover, any of our intellectual property and other proprietary rights may be infringed, misappropriated or otherwise violated, which could result in them being narrowed in scope or declared invalid or unenforceable. Additionally, competitors or other third parties may independently discover our trade secrets, reverse engineer, copy or otherwise obtain and use our proprietary technology or portions thereof without our authorization or consent or infringe, misappropriate or otherwise violate our rights.

In addition, our platforms and systems may infringe upon, misappropriate or otherwise violate claims of third-party intellectual property, and we have in the past and may in the future face intellectual property challenges from such other parties that could interfere with our ability to use technology that is important to our business operations. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. The costs of defending any such claims or litigation could be significant and, if we are unsuccessful, could result in a requirement that we pay significant damages or licensing fees, which would have an adverse effect on our results of operations. Additionally, such litigation or claims could require that we enter into costly settlement or license agreements, prevent us from offering our applications or using certain technologies, force us to rebrand, implement expensive workarounds, or re-engineer our applications or impose other unfavorable terms, or satisfy indemnification obligations.

The pursuit of a claim against a third party for infringement, misappropriation or other violation of our intellectual property and other proprietary rights could be costly and time-sensitive, and there can be no guarantee that any such efforts would be successful. In the future, we may have to rely on litigation to enforce our intellectual property and other proprietary rights, protect our trade secrets, determine the validity, enforceability and scope of the intellectual property and other proprietary rights of others or defend against claims of infringement, misappropriation or other violations of intellectual property or other proprietary rights. In particular, enforcing a claim that a party infringed, misappropriated or otherwise violated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. Further, trade secrets and know-how can be difficult to protect, some courts in the United States may be less willing than other courts to protect trade secrets and know-how, and some courts outside the United States may be unwilling to protect trade secrets and know-how. Any such litigation, whether successful or unsuccessful, and regardless of merit, could result in substantial costs, our intellectual property or other proprietary rights being held invalid or unenforceable or otherwise reduced in scope and the diversion of resources and the attention of management, any of which could have an adverse effect on our results of operations. There can be no assurance that our intellectual property and other proprietary rights will be sufficient to protect against others offering applications or technologies that are substantially similar to ours and that compete with our business.

Additionally, intellectual property protection may not be available to us in every country in which our applications are available, and the laws of certain countries do not protect proprietary rights to the same degree as the laws of the United States. For example, effective trade secret protection may not be available in every country in which our platform is available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our platform by copying previously protected functionality. Any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property and other proprietary rights. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our trademark rights from infringement, misappropriation or other violations, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. The legal systems of certain countries do not favor the enforcement of trademarks, trade secrets, or other intellectual property and proprietary protection. Therefore, in certain jurisdictions, we may be unable to adequately protect our intellectual property or other proprietary rights against third-party infringement, misappropriation or other violation, which could adversely affect our competitive position. Any changes in, or unexpected interpretations of, intellectual property and similar laws may compromise our ability to enforce our intellectual property and other proprietary rights. If we fail to establish, maintain, protect and enforce our intellectual property and other proprietary rights, our brand, business, financial condition, results of operations and prospects may be harmed.

Our anticipated use and provision of AI-powered solutions could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

We anticipate relying more on AI, including generative AI, in connection with core parts of our business and operations in the future, including the development and provision of potential AI-powered solutions. Any use of AI, including generative AI, a relatively new and emerging technology in the early stages of commercial use, could expose us to additional risks and liabilities, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. For example, generative AI has been known to produce false or “hallucinatory” inferences or output, and certain generative AI uses machine learning and predictive analytics, which can create inaccurate, incomplete or misleading output, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. In addition, we may license AI technologies from third parties that use models trained on data that could potentially violate intellectual property, privacy, or other third party rights or violate law. These AI technologies may also produce results or generate content that is inaccurate or misleading or that cannot be explained by data. If the content, algorithms, analyses or responses that AI-powered solutions rely on or assist in producing on our platform are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be adversely affected.

Additionally, if any of our employees, contractors or third-party providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential, proprietary, personal, or other sensitive information, including inadvertent disclosure of our confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI-powered software, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business and operations. Further, any use of AI to automate client touchpoints, including client service, may come with additional risks, including potential that these interactions are seen as inducement, investment advice or investment recommendations.

Moreover, to the extent we may rely on any generative AI tools, any content created by us using such tools may not be subject to copyright protection which may adversely affect our intellectual property and other proprietary rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, the outcome of any one of which may, amongst other things, require us to limit the ways in which we use AI in our business and operations and may affect our ability to develop any potential AI-powered platform innovations and features. For example, the output produced by generative AI tools may include information subject to certain rights of publicity or data privacy, data protection or cybersecurity laws, rules, regulations, industry standards and other legal obligations or constitute an unauthorized derivative work of the copyrighted material used in training the underlying AI model, any of which could also create a risk of liability for us, or adversely affect our business or operations. In addition, the use of AI has resulted in, and may in the future result in, cybersecurity breaches or incidents that implicate the confidential, proprietary, personal or otherwise sensitive information of clients of AI-powered applications. To the extent that we will not have sufficient rights to use the data or other material or content used in or produced by the generative AI tools used in connection with our business, or if we experience cybersecurity breaches or incidents in connection with our anticipated use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, publicity, contractual or other rights. Further, our competitors or other third parties may incorporate AI into their applications more quickly or more successfully than us, which could impair our ability to compete effectively.

In addition, certain third-party AI technologies that we utilize in our business may include open source software. These AI technologies may incorporate data from third-party sources, including our clients’ information they input into the AI tools, which may expose us to risks associated with data rights and protection. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. We expect that such utilization of AI will require additional resources, including the incurrence of additional costs, to develop and maintain our platform offerings, services and features to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our anticipated use of AI could adversely affect our business, financial condition and results of operations. See also “—Regulatory and legislative developments related to the use of AI could adversely affect our anticipated use and provision of AI-powered solutions in our applications, services and business.”

We use open source software, and any failure to comply with the terms of one or more of the related open source licenses could negatively affect our business.

We incorporate open source software into our proprietary platforms and into other processes supporting our business. Such open source software may include software covered by licenses. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary platforms are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide support, indemnification, warranties, controls on origin of the software, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform, leading to greater cybersecurity risks. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

We monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, but we cannot provide assurance that our processes will successfully detect all open source software licensed on unfavorable terms or will otherwise be effective for controlling our use of open source software. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face litigation, infringement or other liability, or be required to seek costly licenses from third-parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

Moreover, the terms of various open source licenses are ambiguous and have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of our platforms and negatively affects our business operations. For example, there is a risk that there may be a failure in our procedures for controlling the usage of open source software or that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide, commercialize or distribute our platform or applications. Additionally, from time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be our open source software. In either event, we could be required to seek licenses from third parties in order to continue offering our platform, to make generally available (in source code form) proprietary code that links to certain open source modules, to reengineer our platform, applications or systems or to discontinue the licensing of our platform if re-engineering could not be accomplished on a timely basis. The risks associated with our use of open source software described above can result in adverse impacts on our reputation, business, results of operations, and financial condition.

Risks Related to Regulatory and Legal Matters

We are subject to extensive, complex and evolving statutes, rules and regulations, which are interpreted and enforced by various federal, state, local and foreign government authorities and SROs and can result in substantial compliance costs, and our business would be adversely affected if our qualifications, memberships or licenses are impaired as a result of non-compliance with those requirements.

The regulatory landscape in the jurisdictions in which we operate, specifically in the United States, Canada and the United Kingdom, and in additional jurisdictions in which we are currently seeking to become licensed, such as the Netherlands, or in which we otherwise have clients, includes extensive laws, rules and regulations with which we are required to comply, along with supervision and enforcement by various governmental, regulatory, and enforcement bodies and SROs, each of which could restrict our business practices. We are primarily regulated in the United States by the SEC, the Commodity Futures Trading Commission (the “CFTC”), FINRA, the National Futures Association (the “NFA”), CME, exchange SROs, clearing houses and state securities commissions. In Canada, we are regulated by the Canadian Investment Regulatory Organization (“CIRO”), the Ontario Securities Commission (the “OSC”) and Canadian provincial securities commissions. In the United Kingdom, we are primarily regulated by the Financial Conduct Authority (the “FCA”) and the Prudential Regulation Authority (the “PRA”), and in Singapore, we are primarily regulated by the Monetary Authority of Singapore (the “MAS”).

These laws, rules and regulations govern all aspects of our business and include, or might in the future include, those relating to all aspects of the securities industry, financial services, money transmission (including virtual currency business activity), the source of funds/assets, servicing, foreign exchange, payments services (such as payment processing and settlement services), handling and execution of securities orders, custody services, extensions of credit, fraud detection, consumer protection, anti-money laundering (“AML”), counter-terrorism financing (“CTF”), sanctions regimes and export controls, data privacy, data protection, cybersecurity, as well as climate risk and environmental impact (including applicable disclosure requirements). See “Business—Regulation and Compliance” for specific legislative and regulatory schemes we are subject to. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of certain areas of our business, including the regulations of various asset classes and financial instruments we support or will support, such as digital assets, requires us to exercise our judgment as to whether and how certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions.

International and U.S. federal and state financial services regulators and SROs also enforce existing laws, regulations and rules aggressively and may, in the future, enhance their supervisory expectations regarding the management of legal and regulatory compliance risks. To the extent government bodies and/or regulators and/or SROs are of the view or conclude that we have not complied with such laws, rules and regulations, we may be subject to significant fines, revocation of licenses, limitations on our platform, restrictions on growth, reputational harm, client redress and other regulatory consequences. In addition, regulators have imposed restrictions and conditions on the licenses held by us, and may in the future impose further restrictions or conditions, limiting the extent and type of business which we and certain of our subsidiaries may conduct. Any imposition of additional requirements by regulators could materially negatively impact our business operations and/or our prospects for business expansion. We have devoted, and will continue to devote, substantial costs and resources to meeting our dynamic regulatory obligations, including procuring automated solutions, enhancing our systems, procedures and controls, hiring knowledgeable employees, engaging with external legal counsel and providing them with adequate resources to respond to heterogenous and possibly conflicting regulatory requirements, in order to meet our compliance obligations, however, there can be no guarantee that these efforts do not result in a lack of compliance with the applicable regulatory requirements. Regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model that potentially adversely impact our results of operations.

Regulators have taken and may take views on the regulatory treatment of certain of our applications and/or services we offer or may offer in the future which may not align with how we have interpreted the relevant regulatory requirements. In each case, any such measures could expose us to regulatory action, including fines, license revocation, or reputational harm and may have a material adverse effect on our business, financial condition, and results of operations. Any future regulations may affect the availability of our applications and adversely affect our business. The complexity of the international and U.S. federal and state regulatory and enforcement regimes could result in a single event prompting several overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business and adversely affect our financial condition and results of operations. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain applications, asset classes, financial instruments or services we offer are currently unregulated, such applications or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could adversely affect our continued operations and financial condition.

Failure to obtain, qualify for, maintain or comply with the authorizations, approvals, licenses, permits or the regulatory frameworks established in each of the jurisdictions in which we and our subsidiaries are regulated, located, operate, serve clients or market our platform and services gives rise to a number of significant risks, including, but not limited to, the removal or denial of permissions to operate, prohibitions on future operations, or fines and client redress. Failure to maintain licenses or registrations in particular jurisdictions may require that we cease marketing or providing some or all applications and services to clients located in that particular jurisdiction. We may also be subject to litigation, investigations, fines, disgorgement of income, sanctions, damages and additional penalties or restrictions that could harm our business. See also “—We have been, and expect to continue to be, subject to regulatory inquiries, examinations, audits, investigations and enforcement matters.”

Our business is subject to the regulatory frameworks applicable to broker-dealers, security-based swap dealers, FCMs and investment firms in the United States and their respective foreign equivalents.

The securities and derivatives industry is highly regulated, including under federal, state, international and other applicable statutes, rules and regulations. Our foreign subsidiaries include an FCA-authorized broker-dealer firm and an investment dealer registered with CIRO and the OSC. In the United States, we operate through broker-dealers that are registered with the SEC and are members of FINRA, security-based swap dealers registered with the SEC and a FCM that is registered with the CFTC and is a member of the NFA and CME. Our subsidiaries are also members of many other securities, options and derivatives exchanges, including NYSE, Nasdaq Stock Market, Cboe Exchange (“Cboe”), CME, Eurex, Intercontinental Exchange (“ICE”), Nodal Exchange (“Nodal”) and others. See “Business—Regulation and Compliance” for more information on the various memberships we hold. Among other things, we are subject to regulation with regard to:

•	sales practices, including our interaction with and solicitation of clients and our marketing activities;

•	order handling, trading and market making;

•	securities financing and other extensions of credit;

•	the custody, control and safeguarding of our clients’ assets;

•	account statements, recordkeeping and retention;

•	maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;

•	making regular financial and other reports to regulators;

•	AML, CTF, suspicious activity reporting and sanctions compliance obligations;

•	licensing for our operating subsidiaries and our employees;

•	the conduct of our directors, officers, employees and affiliates; and

•	supervision of our business.

The SEC, CFTC, CIRO, OSC, FCA, FINRA, NFA, other regulatory bodies and securities, options and derivatives exchanges have the authority to conduct periodic examinations of our subsidiaries and may also conduct other investigations or initiate enforcement proceedings. See “Business— Regulation and Compliance.” These examinations or investigations may identify compliance exceptions or other violations that could result in censures, fines, penalties, undertakings or other sanctions. Additionally, material expansions of the broker-dealer businesses are subject to approval by FINRA. This could delay, or even prevent, our ability to expand our broker-dealer business in the future.

We have been, and expect to continue to be, subject to regulatory inquiries, examinations, audits, investigations and enforcement matters.

The financial services industry is subject to extensive regulation under federal, state and applicable international laws. We are subject to periodic regulatory examinations and inspections and from time to time we may receive or be subject to inquiries or investigations by state and federal regulatory or enforcement agencies and bodies such as the SEC, CFTC, state attorneys general, state financial regulatory agencies, other state or federal agencies and SROs such as FINRA, the NFA, the Municipal Securities Rulemaking Board, and securities, options or derivatives exchanges. For example, beginning in October 2024, we were subject to an examination by the SEC, pursuant to which the SEC identified certain deficiencies and weaknesses in our policies, procedures and controls related to credit risk management, reserve calculations and funding, margin computations and liquidity stress management. While we have responded to the SEC’s findings and we believe we have remediated substantially all of the deficiencies and weaknesses, we cannot assure you that the SEC will not seek other corrective actions or penalties against us. We have in the past received, and may in the future receive, from time to time, additional examination reports citing violations of rules and regulations and inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, training, monitoring, reporting, and recordkeeping. If we fail to comply with these requirements, or do not adequately remediate certain findings, regulators could take a variety of actions that could impair our ability to conduct our business, including, but not limited to, delaying, denying, withdrawing, or conditioning approval of certain applications and services. In addition, regulators have broad enforcement powers to censure, fine, issue cease and desist orders, prohibit us from engaging in some of our business activities, or revoke our licenses, and we have in the past and may in the future be subject to adverse regulatory enforcement actions. We face significant intervention by regulatory authorities, including extensive examination and surveillance activities, and will continue to face the risk of significant intervention by regulatory authorities in the future. In the case of non-compliance or alleged non-compliance, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by our clients, for damages which can be significant. Any of these outcomes would adversely affect our reputation and brand and our business, financial condition, results of operations and prospects.

We also may receive inquiries from state regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where we have determined that we are not required to obtain such a license or be registered with the state. In certain instances we may be subject to state money transmission laws (including functionally equivalent requirements relating to digital asset activities), which would impose licensing and registration requirements with obligations and restrictions regarding the transmission of client funds, reporting requirements, bonding requirements, minimum capital requirements, client disclosure requirements, and oversight and examination by state regulatory agencies concerning various aspects of our business. This could also require changes to the manner in which we conduct some aspects of our business and increase our compliance costs. Any such inquiries, audits, examinations and/or investigations may require substantial time and expense to analyze and respond to, divert management’s attention and other resources from running our business, result in public enforcement actions or lawsuits and fines, penalties, injunctive relief and the need to obtain additional licenses that we do not currently possess, harm our brand and reputation and may even result in certain of our subsidiaries losing their regulatory licenses or ability to conduct business in some jurisdictions. Furthermore, if we are required to obtain a license, there can be no assurance that we will be able to obtain or maintain any such licenses, and, even if we were able to do so, there could be substantial costs and potential product changes involved in obtaining and maintaining such licenses, which could have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, from time to time we have been threatened with or named as a defendant in lawsuits, arbitrations and administrative claims involving securities, consumer financial services and other matters. Compliance and trading problems that are reported to regulators such as the SEC, FINRA, the NFA, the CFTC or state regulators by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against us by clients or disciplinary action being taken against us or our employees by regulators or enforcement agencies. To resolve issues raised in examinations or other governmental actions, we may be required to take various corrective actions, including changing certain business practices, making refunds or taking other actions that could be financially or competitively detrimental to us. We expect to continue to incur costs to comply with regulations. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation, lead to additional claims, investigations and enforcement actions from other agencies or litigants and further divert management attention and resources from the operation of our business, and any such claims or disciplinary actions that are decided against us could have an adverse impact on our business, financial condition, results of operations and prospects.

The regulatory environment we face is subject to change, particularly as we expand and evolve our offerings.

Various governmental and regulatory bodies, including legislative and executive bodies in the markets in which we operate, or markets which we may enter into in the future, such as digital assets and prediction markets, may change existing laws and regulations or adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. Specifically, any changes to licensing law regimes may result in increased disclosure requirements or increased fees or may impose other conditions to licensing that we may be unable to satisfy. Proposals to change the statutes and regulations affecting financial services companies are frequently introduced in the U.S. Congress (“Congress”) and state legislatures that, if enacted, may affect our operating environment in substantial and unpredictable ways. For example, in December 2024, the SEC adopted amendments to the Customer Protection Rule to require certain broker-dealers to compute their customer and broker-dealer reserve deposit requirements, and to make any required deposits, daily rather than weekly. These amendments, which require broker-dealer compliance by June 30, 2026, will make it more difficult for us to comply with our obligations with regard to capital maintenance requirements. Further, in January 2024, the SEC adopted rule changes requiring that direct participants of covered clearing agencies, such as CS LLC, submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which such direct participant is a counterparty, including repurchase and reverse repurchase transactions. These rule changes, which require broker-dealer compliance for eligible cash trades by December 31, 2026, and for eligible repurchase and reverse repurchase transaction by June 30, 2027, will require that direct participants of covered clearing agencies, along with certain customers and counterparties thereof, incur costs to allow the direct participant to submit eligible transactions to covered clearing agencies for clearing. Market participants may also incur additional costs related to the submission and management of margin related to such transactions. It is possible that market participants, including existing customers and counterparties of CS LLC, seek counterparties that are not direct participants of a covered clearing agency in order to avoid incurring these costs. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our operating environment, and the current federal administration in the United States may make significant changes to regulatory policy and the promulgation of new statutes and regulations. New statutes, regulations, policies or changes in enforcement of existing statutes or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or client remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.

Further, we intend to offer digital asset trading, including in stablecoins, to our clients, which will make us subject to a complex regulatory landscape and significant competition. Digital asset trading platforms are generally subject to state money transmission (and virtual currency) licensing requirements and have been subject to litigation and regulatory scrutiny, and the digital asset industry is dynamic and has been characterized by many rapid, significant and disruptive products and services in recent years. Entering this market and developing and incorporating new applications, asset classes and financial instruments into our business may require expenditures and take time, including diverting managements’ attention, and ultimately may not be successful. We may be unable to conduct our operations as planned or compete effectively due to different competitive landscapes in these new areas. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the applications and services that we currently provide. See “—Risks Related to Digital Assets” for additional risks related to digital assets.

In addition, we intend to offer access to prediction markets to our clients, which are subject to a complex and changing regulatory landscape. Under current U.S. federal law, the typical event contracts listed on prediction markets are regulated as “swaps” by the CFTC, and prediction markets listing event contracts must be licensed as derivatives exchanges by the CFTC. As a result, access to prediction markets to our clients would be also subject to certain regulation and supervision by the CFTC and NFA. There are also several lawsuits ongoing in various U.S. states seeking to prohibit U.S. federally-licensed prediction markets from listing sports and certain other contracts under state laws, including state gaming laws. If the outcome of those lawsuits is adverse to prediction markets, we may not be able to offer to our clients access to prediction markets for some or all types of contracts. We also cannot predict future changes to laws, regulations, guidance and supervision of prediction markets, which could result in additional restrictions or costs that could have an adverse effect on our business or potentially prevent us from offering access to prediction markets.

As we continue to grow rapidly and add additional services, asset classes and financial instruments to our platform, as well as expand our operations to additional countries and jurisdictions, we will face increasing regulatory demands, and we may have difficulty complying with our regulatory obligations. Any changes to such regulations, implementation of new regulations or enforcement of regulations which we are subject to may require expenditure of significant time and resources on a one-off and ongoing basis and could have an adverse impact on our business, financial condition, results of operations and prospects. Failure to comply with any regulations may result in fines, negative publicity and reputational harm and restrictions on our activities, among other sanctions, which would have an adverse impact on our business, including financially and/or reputationally.

If we do not maintain the capital levels required by regulations or clearing organizations, we may be subject to fines, suspension, revocation of registration or expulsion. If capital requirements change, we may be adversely affected.

We are subject to stringent rules imposed by the SEC, FINRA, CIRO, FCA, CFTC, and NFA and various other regulatory agencies and clearing houses that prescribe minimum levels and types of capital we must maintain, as well as deposits we must post with clearing houses. These rules are designed to require general financial integrity and liquidity and require that at least a minimum part of assets be kept in relatively liquid form. If we fail to maintain the required capital level, we may be subject to suspension or revocation of registration by the SEC and/or CFTC and suspension or expulsion by FINRA and/or the NFA, which, if not cured, could ultimately lead to loss of our registration and liquidation of positions. Events relating to capital adequacy could give rise to regulatory actions that could limit business expansion or require business reduction. SEC, CFTC and SRO net capital rules prohibit payments of dividends, redemptions of stock, prepayments of subordinated indebtedness and the making of any unsecured advances or loans to a stockholder, employee or affiliate, in certain circumstances, including if such payment would reduce the subject firm’s net capital below required levels.

In addition, our clearing and carrying broker-dealer and FCM are subject to cash deposit and collateral requirements under the rules of the clearing houses in which they participate (including the Depository Trust Company (“DTC”), NSCC, and OCC), which requirements fluctuate significantly from time to time based upon the nature and volume of clients’ trading activity and volatility in the market or individual securities or futures contracts. See “—Risks Related to Our Business and Industry—We are subject to risks, including potential losses, as a result of our clearing activities, particularly during periods of market volatility.”

Regulators and clearing organizations continue to review and recalibrate capital and margin requirement frameworks in light of evolving market conditions and trading activity. If these requirements are increased, we could be required to post additional capital to support our clearing and trading activities. Any such changes would reduce the capital we have available for other corporate purposes, including acquisitions, capital expenditures, and investments in technology, and could adversely affect our business, financial condition, results of operations and prospects. If the net capital rules are changed or expanded, if there is an unusually large charge against our net capital, or if we otherwise fail to meet minimum capital requirements, we may be subject to regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines and penalties or other sanctions, including suspension of our activities or expulsion by the various regulatory bodies whose rules we are subject to. Recent amendments to the Customer Protection Rule, which require certain broker-dealers to compute their customer and broker-dealer reserve deposit requirements, and to make any required deposits, daily rather than weekly, will increase the operational complexity and burden related to such calculations and funding. Further, in

January 2024, the SEC adopted rule changes requiring that direct participants of covered clearing agencies, such as CS LLC, submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which such direct participant is a counterparty, including repurchase and reverse repurchase transactions. These rule changes may require that CS LLC post additional margin to the covered clearing agency of which it is a member, including on behalf of CS LLC’s counterparties, and may require that our other subsidiaries post margin when entering into secondary market transactions in U.S. Treasury securities where such margin is not currently required. While the SEC adopted amendments to the Customer Protection Rule to allow direct participants of covered clearing agencies to treat, in certain instances, such margin as debits when calculating reserve deposit requirements, the rule changes will increase the operational complexity and burden related to such calculations and funding and may result in CS LLC’s current customers and counterparties seeking counterparties that are not direct participants of a covered clearing agency in order to avoid incurring these costs.

Further, there is currently no certainty on whether or how capital rules may apply to digital assets, including stablecoins, and our regulatory capital requirements could significantly increase in the future if we begin offering digital assets trading on our platform and the SEC, CFTC or any of our regulators determine that such rules do apply to digital assets or adopt specific capital requirements with respect to digital assets. In addition, our ability to withdraw capital from our subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay or repurchase any debt and purchase outstanding shares of our Class A common stock. A large operating loss or charge against net capital could impede our ability to expand or even maintain our present volume of business, which could have an adverse impact on our business, financial condition, results of operations and prospects.

Failure to comply with AML, CTF, anti-bribery and corruption, economic and sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

Various statutes, rules and regulations in the United States and abroad, such as the Bank Secrecy Act, the Dodd-Frank Act, the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.K. Bribery Act and FINRA Rule 3310, impose certain AML, CTF and anti-bribery and corruption requirements on companies that are financial institutions or that provide financial products and services. Under these statutes, rules and regulations, financial institutions are broadly defined to include, among other types of entities, broker-dealers, future commission merchants and money services businesses (“MSBs”), such as money transmitters. MSBs, like other financial institutions, are required to register with FinCEN. In 2013, the FinCEN bureau of the U.S. Department of the Treasury (the “Treasury Department”) issued guidance regarding the applicability of the Bank Secrecy Act to administrators and exchangers of convertible virtual currency, clarifying FinCEN’s view that businesses that receive, hold, transmit, exchange or issue virtual currencies are MSBs, and more specifically, money transmitters. The Bank Secrecy Act requires broker-dealers, future commission merchants and MSBs to develop and implement risk-based AML programs, report large cash transactions and suspicious activity, and maintain transaction records, among other requirements. In addition, our subsidiaries’ contracts with financial institution partners and other third parties may contractually require them to maintain an AML program.

Our ability to comply with the AML, CTF and sanctions laws is predominantly dependent on our “Know Your Customer” (“KYC”) screenings, transaction monitoring and screening and reporting capabilities. Although we have implemented policies, procedures and controls to promote compliance with sanctions, fraud, AML, CTF and anti-bribery and corruption laws, and implement KYC screenings of all clients, there is no guarantee that our controls will ensure compliance at all times and in all cases. There also can be no assurance that our employees or agents will not violate such laws and regulations and a failure by us or our employees or agents to comply with such laws and regulations and subsequent judgment or settlement against us under these laws could subject us to monetary penalties, damages and/or have a significant financial and reputational impact.

We are also subject to economic and trade sanctions programs administered by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) and various international jurisdictions, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, terrorists or terrorist organizations and other sanctioned persons and entities. Sanctions laws and regulations can change frequently and at short notice, and target new persons, sectors or countries. In the current geopolitical climate, there is a risk that sanctions laws will continue to evolve and further restrictions will be implemented, including in relation to jurisdictions such as Russia. Following Russia’s invasion of Ukraine in February 2022, significant new sanctions laws and regulations were imposed by multiple jurisdictions on Russia and Belarus. Any deterioration in the current geopolitical climate could see further changes in sanctions laws and regulations, which could lead to increased operational costs or resourcing being required across the business to address such matters. While we have implemented policies, procedures and controls reasonably designed to promote compliance with applicable sanctions laws, changes to sanctions laws can be implemented with little to no notice, and we will be required to react quickly to any developments. This could include, for example, blocking accounts or halting trading in certain securities. In the event that we are required to take any such steps, it could lead to clients or other parties alleging they have suffered loss and seeking to assert claims against the business, which would negatively impact our financial condition.

Our failure to comply with AML, CTF, anti-bribery and corruption, economic and trade sanctions statutes and regulations and similar laws could subject us to substantial civil and criminal penalties or result in the loss or restriction of our subsidiaries’ FINRA, SEC, NFA and CFTC registrations, or subject our subsidiaries to liability under their contracts with third parties, all of which may significantly affect our ability to conduct some aspects of our business. Changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by governmental entities, may significantly affect or change the manner in which we currently conduct some aspects of our business.

Changes in tax laws and differences or uncertainties in the interpretation of tax laws may adversely affect our tax obligations and subject us to additional tax liabilities.

We operate as a global business and are subject to tax statutes, laws and regulations of governments in the various jurisdictions in which we operate. These tax statutes, laws and regulations are complex and subject to varying or uncertain interpretations. Our interpretation and application of these statutes, laws and regulations and ultimate tax determinations require significant judgment and the use of assumptions and estimates. Although we believe our determinations are reasonable, the tax authorities may interpret these tax statutes, laws and regulations differently than we do and challenge tax positions that we have taken, are taking or will take. This may result in challenges asserted against us with respect to differences in the classification or treatment of revenues or deductions, availability of credits, differences in the timing of these items, and/or differences in the pricing of our intercompany transactions or the determination of the jurisdictions to which profits are attributed. These challenges, including through audits or similar proceedings, may result in payment of additional taxes, interest or penalties that could have an adverse effect on our business, financial condition, results of operations and prospects. Furthermore, recent and future changes to U.S. federal, state and local and non-U.S. tax statutes, laws and regulations could increase our tax obligations in jurisdictions where we have offices or do business or require us to change the manner in which we conduct some aspects of our business. For example, in July 2025, H.R. 1, the bill commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law in the United States. The OBBBA resulted in significant changes to the U.S. tax laws, including changes to the taxation of businesses like ours. We continue to assess the potential impact of the OBBBA on our business.

Any changes in tax statutes, laws or regulations, or in the interpretation thereof by the relevant tax authorities, the outcome of any challenge by relevant tax authorities or of the potential tax impact from any expansion or modification of our platform, operations or corporate structure, could adversely affect our business, financial condition, results of operations and prospects.

Proposed legislation that would impose taxes on certain financial transactions could have a material adverse effect on our business, financial condition and results of operations.

From time to time, proposals are introduced in the Congress and state legislatures, as well as by foreign governments that, if enacted, could impose a tax on financial transactions. If enacted, such financial transaction taxes could increase the cost to clients of investing or trading on our platforms and reduce or adversely affect U.S. market conditions and liquidity, general levels of interest in investing, and the volume of trades and other transactions from which we derive revenues. Any financial transaction tax implemented in any jurisdiction in which we operate could adversely affect our business, financial condition, and results of operations, and because we offer retail brokerage services we could be impacted to a greater degree than other market participants.

We and the third parties with whom we work are subject to complex and evolving laws, regulations and industry requirements related to data privacy, data protection and cybersecurity across different markets where we conduct our business.

In the normal course of business, we collect, store, use, disclose, transmit and otherwise process sensitive and confidential information, including personal information, regarding our employees, service providers, clients and, where applicable, their beneficial owners and control persons. Our data processing activities subject us to numerous data privacy, data protection and cybersecurity obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security. For example, in the United States, federal, state, and local governments have enacted numerous data privacy, data protection and cybersecurity laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Additionally, certain sector-specific regulations, including regarding the financial industry, require additional privacy and security-related obligations. For example, the Gramm Leach Bliley Act, as amended, imposes specific requirements relating to the privacy and security of certain “nonpublic personal information” processed by covered financial institutions.

Numerous U.S. states have significant comprehensive data privacy, data protection and cybersecurity laws and regulations may apply to our business, including the California Consumer Privacy Act (as amended by the California Privacy Rights Act), which gives California residents the right to access and request deletion of their personal information, opt out of the sale of personal information, and receive detailed information about how their personal information is processed, and provides a private right of action for certain data breaches involving the loss of personal information. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach.

State governments, Congress and state and federal agencies may consider and enact additional legislation or promulgate regulations governing data privacy, data protection, cybersecurity and data breach reporting requirements. We cannot predict whether such legislation or regulation will be enacted, or what impact, if any, such legislation or regulation may have on our business, financial condition, results of operations and prospects. Any violations of these statutes and regulations may require us to change our business practices or operational structure, including limiting our activities in certain states and/or jurisdictions, address legal claims, and sustain monetary penalties, reputational damage and/or other harms to our business.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be subject to challenges or lawsuits under data privacy and communications laws, including for example under wiretapping laws, if we share consumer information with third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels, as has occurred. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

Additionally, our broker-dealers are subject to SEC Regulation S-P, which requires that businesses maintain policies and procedures addressing the protection of customer information and records. This includes protecting against any anticipated threats or hazards to the security or integrity of customer records and information and against unauthorized access to or use of customer records or information. Regulation S-P also requires businesses to provide initial and annual privacy notices to customers describing information-sharing policies and informing customers of their rights and imposes certain notification obligations businesses in the event of a data breach.

In addition, when we service clients outside of the United States, such as our clients in the European Economic Area (“EEA”), the United Kingdom, Canada, India, Singapore and other jurisdictions, certain other laws or regulations relating to data privacy, data protection and cybersecurity may also apply to our business. For example, in the EEA and the United Kingdom, we are subject to the European Union General Data Protection Regulation (“GDPR”) and its equivalent in the United Kingdom (the “UK GDPR”), which comprehensively regulate our use of personal information, including cross-border transfers of personal information out of the EEA and the United Kingdom. The GDPR and UK GDPR impose stringent data privacy and data protection requirements and increase the risk of non-compliance and the costs of providing our platform and our services in a compliant manner. While the GDPR and the UK GDPR remain substantially similar for the time being, the government of the United Kingdom has adopted reforms to its data privacy, data protection and cybersecurity legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the United Kingdom, and such businesses may need to amend their processes and procedures to align with the new framework. Implementing mechanisms to endeavor to ensure compliance with the GDPR and the UK GDPR may be onerous and expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Failure to comply with the GDPR or the UK GDPR can result in significant fines and other liability, including, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or four percent (4%) of annual global revenue, whichever is greater. European data privacy, data protection and cybersecurity authorities have already imposed fines for GDPR violations of up to, in some cases, hundreds of millions of Euros.

The GDPR and the UK GDPR prohibit transfers of personal information from the EEA or United Kingdom to countries not formally deemed adequate by the European Commission or the UK Information Commission Office, (or its successor), respectively, including the United States, unless a particular compliance mechanism (and, if necessary, certain safeguards) is implemented. The mechanisms that we and many other companies, including our clients, rely upon for European and UK data transfers (for example, Standard Contractual Clauses or the EU-US Data Privacy Framework and the UK extension thereto) are subject to legal challenge, regulatory interpretation and judicial decisions by the Court of Justice of the European Union. The suitability of Standard Contractual Clauses and the EU-US Data Privacy Framework for data transfer have been and may continue to be the subject of legal challenge, and we expect the legal complexity and uncertainty regarding international personal information transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers continues to develop, we could suffer additional costs, complaints and regulatory investigations or fines; we may have to stop using certain tools and third-party providers and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and the UK GDPR and take additional compliance and operational measures; and the GDPR and the UK GDPR could otherwise affect the manner in which we provide our platform and adversely affect our business, operating results, financial condition and future prospects.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered individuals (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which may impact our ability to engage in transactions or agreements with certain third parties in the future.

Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules, regulations, industry standards and other legal obligations, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy, data protection and cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including by the Federal Trade Commission or applicable state attorneys general.

We have implemented internal controls and procedures designed to comply with the data privacy, data protection and cybersecurity laws, rules, regulations, industry standards and other legal obligations to which we are subject, and other applicable standards, as well as contractual obligations related to data privacy, data protection and cybersecurity. However, data privacy, data protection and cybersecurity laws, rules, regulations, industry standards and other legal obligations are evolving and may be modified, replaced, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations. We cannot yet determine the impact that any new obligations or modifications of existing obligations may have on our business. As such, we cannot assure ongoing compliance with all such laws, rules, regulations, industry standards and other legal obligations, and our efforts to do so may cause us to incur significant costs or require changes to our business practices, which could adversely affect our business, results of operations, prospects and financial condition. Any failure or perceived failure by us or the third parties with whom we work to comply with applicable laws, rules, regulations, industry standards and other legal obligations, or to adequately address data privacy, data protection and cybersecurity concerns, even if unfounded, may result in governmental enforcement actions, private litigation (including class actions), fines and penalties or adverse publicity and could cause our clients to lose trust in us, which could have an adverse effect on our reputation, inhibit sales, business, results of operations, prospects and financial condition.

Failure to comply with “best execution” requirements or changes to regulatory frameworks governing best execution practices could result in penalties or adversely affect our business.

Our registered broker-dealers are subject to “best execution” requirements under SEC guidelines and FINRA rules, which requires us to obtain the best reasonably available terms for customers’ orders or to take sufficient steps to obtain, when executing orders, the best possible results for customers. We may, for example, be required to use reasonable diligence so that the price to the customer is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, the size and type of the transaction, the number of markets checked, accessibility of quotations and the terms and conditions of the order as communicated by the customer. In such cases, although we are not required to examine every customer’s order individually for compliance, we must undertake regular and rigorous reviews of the quality of our customer order execution. We face the risk of investigations or penalties in the future related to our best execution practices. We might also be adversely affected in the future by regulatory changes related to our obligations with regard to best execution, and the existence of such an investigation, or any resulting penalty, settlement or fine, could cause us significant reputational harm. There is a risk that regulatory bodies may adopt additional regulation relating to best execution requirements as a result of heightened scrutiny or otherwise. Any such regulations could have an adverse impact on our business and one of our significant sources of revenue. We may be penalized if we fail to comply with these requirements and these requirements might be modified in the future in a way that could harm our business.

We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters.

In addition to regulatory proceedings, we are also regularly involved in ongoing, pending or threatened litigation and other legal proceedings, and are or may be subject to potential liability in connection with them. Potential litigation matters include commercial litigation matters, securities litigation matters, data privacy, data protection and cybersecurity disputes, intellectual property disputes, contract disputes, consumer protection matters, and employment matters. This risk might be more pronounced during market downturns, during which the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against financial services companies have historically increased.

Litigation matters brought against us have in the past and might in the future require substantial management attention and might result in settlements, awards, injunctions, fines, penalties, and other adverse results. The course and outcome of legal matters are highly unpredictable, especially when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed and novel questions of law or other meaningful legal uncertainties exist. We are often unable to determine how or when threatened or pending legal matters and other contingent exposures will be resolved and what losses may be incrementally and ultimately incurred. Actual losses may be higher or lower than any amounts accrued or estimated for those matters and other exposures, possibly to a significant degree. A substantial judgment, settlement, fine, penalty, or injunctive relief could be material to our results of operations or cash flows for a particular period or could cause us significant reputational harm. For more information about the legal proceedings in which we are currently involved, see “Business” herein, as well as Note 15 “Commitments and Contingencies” in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

We may pay fines or become subject to enforcement actions or litigation as a result of activity that pre-dated our ownership of a business that we have acquired.

We may in the future acquire businesses subject to regulatory inquiries, actions or proceedings, or that may become subject to inquiries, actions or proceedings arising out of operations that pre-date our ownership of such businesses. Any fines, enforcement actions, censure or other determinations by regulators that relate to periods prior to the closing of acquisitions we make are likely to have an adverse impact on us and the acquired business even though the activity in question related to periods prior to our ownership. While we have attempted, and will continue to attempt in the future, to mitigate the financial impact of such events with indemnity reserves or other methods, the efficacy of such protective measures may be insufficient to cover our losses and reputational harm may still occur. Our business, financial condition, results of operations and prospects may be adversely affected by any such inquiries, actions or proceedings.

Regulatory and legislative developments related to the use of AI could adversely affect our anticipated use and provision of AI-powered solutions in our applications, services and business.

As the regulatory framework for AI and similar technologies, including machine learning technology, generative AI and automated decision making, evolves, our business, financial condition and results of operations may be adversely affected. The regulatory framework for AI and similar technologies, and automated decision making, is changing rapidly. It is possible that new laws, rules, regulations and industry standards will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws, rules, regulations, industry standards and other legal obligations may be interpreted in ways that would affect our anticipated use and provision of AI-powered solutions in our applications, services and business. Several jurisdictions have already enacted, or are considering laws governing, the development and use of AI, such as the Regulation (EU) 2024/1689 (the “EU AI Act”) and the Colorado Artificial Intelligence Act. The EU AI Act sets out a risk-based framework, subjecting certain AI technologies to numerous compliance obligations, including transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual revenues for the preceding financial year, whichever is the higher. Certain of our activities subject us to the EU AI Act and depending on how the EU AI Act is implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and services to comply with such obligations. We expect other jurisdictions will adopt similar laws. We may not be able to adequately anticipate or respond to these evolving laws rules, regulations, industry standards and other legal obligations, and we may need to expend additional resources to adjust our anticipated offerings in certain jurisdictions if applicable legal frameworks and industry standards are inconsistent across jurisdictions. In addition, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our anticipated use and provision of such technologies. Further, the cost to comply with such laws, rules, regulations, industry standards and other legal obligations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Risks Related to Digital Assets

The future development and growth of digital assets are subject to a variety of factors that are difficult to predict and evaluate.

Although we do not currently offer digital asset trading on our platform, we intend to introduce digital assets, including stablecoins, as a new asset class in the near future and will be exposed to many of the risks associated with facilitating digital asset trading by our clients. If we begin offering digital asset trading on our platform and digital assets decline or do not grow as we expect, whether in terms of value, volume, demand or any other key performance metric, we may not see the anticipated benefits from introducing this new asset class onto our platform.

The future growth and development of any digital assets, including stablecoins, and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including, among others, extreme price volatility or “black swan” events, regulatory changes and onerous regulations, difficulty in implementing software upgrades and changes to protocols, network forks, bugs, cybersecurity risks, risks related to the loss, destruction or unauthorized use or access of a private key, the vulnerability of the global supply chain to digital asset hardware disruption, difficulty in obtaining new hardware, software errors, lack of liquidity in digital asset markets, and failure to obtain banking services as a business that offers digital-asset-related services, and failure to obtain client adoption. Our introduction of digital assets on our platform may be delayed or impeded by industry-wide standards, regulatory scrutiny, legal restrictions, incompatible client expectations, demands, and preferences, or third-party intellectual property or other proprietary rights. We may encounter significant adverse developments in the completion and implementation, which may include time delays, cost overruns, loss of key personnel, technological problems, processing failures, distraction of management and other adverse developments.

In addition, acceptance and/or widespread use of digital assets is uncertain and the prices of digital assets can be extremely volatile. For example, since October 2024, the trading price of Bitcoin has fluctuated between a high of approximately $124,000 to a low of approximately $60,000. As a result, after we introduce digital assets onto our platform, the revenues we generate from digital asset trading on our platform may be impacted by the underlying trading prices of those digital assets and volume of digital asset transactions, which could adversely affect the success of our business, financial condition, results of operations and prospects. Moreover, the volatile nature of digital assets and the nature of the digital assets markets operating 24/7 may make it difficult for us to appropriately manage risks, which would put pressure on our internal systems and may adversely affect our business.

Our failure to safeguard and adequately custody our clients’ digital assets, or any failures in transacting with digital assets on our platform, could adversely impact our business, financial condition, results of operations and prospects.

As our business expands and as we add digital assets as an application on our platform, we will need to safeguard and custody our clients’ digital assets, which comes with risk. Although we may look to self-custody digital assets in the future, we will in the first instance rely on third-party providers to custody digital assets on our behalf. Although we believe that the third-party providers on which we intend to rely implement robust controls, no assurance can be given that these custody services will be fully secure and protected against incidents leading to asset losses across all jurisdictions. Any failure to safeguard our clients’ digital assets, including due to such custodians failing to backup secret shares of private keys, allowing inappropriate access or theft of digital assets, or failing to maintain effective controls over the custody and other settlement services provided to us, could adversely affect us.

Supported digital assets, including stablecoins, are not insured or guaranteed by any government or government agency. Our success and the success of our platform’s capabilities require significant public confidence in our and our partners’ ability to properly manage clients’ digital asset balances and handle large and growing transaction volumes and amounts of client assets. In addition, we will be dependent on our partners’ operations and financial condition for the proper maintenance, use, and safekeeping of these client assets. In addition, the relative novelty of digital assets may pose operational challenges and risks. In particular, some digital assets have limited operating histories and may have vulnerabilities that could be abused by malicious users. Those features could lead to novel operational risks related to the settlement and validation of transactions, which could result in fraudulent misuse of digital assets. Any failure by us or our partners to maintain the necessary controls or to manage client digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead clients to discontinue or reduce their use of our and our partners’ applications, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, financial condition, results of operations and prospects.

Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems by internal or external threats and we believe that our partners implement similar security measures. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies or agreements, or others, could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, and/or misuse client digital assets and funds.

Third-party custodians typically hold insurance policies that cover digital assets up to specific limits. However, these insurance policies come with certain limitations and insurance coverage is often shared among multiple clients on a first-loss basis, meaning the full value of any loss may not be indemnified if a loss event impacts multiple clients simultaneously. Any loss of client cash or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through our websites or other electronic channels may create or be exposed to risks of fraud, hacking, unauthorized access or acquisition, or other deceptive practices.

Any security incident resulting in a compromise of client assets could result in substantial costs to us and/or require us to notify impacted individuals, and in some cases regulators, of the possible or actual incident, expose us to regulatory inquiries, investigations and/or enforcement actions, potentially leading to substantial legal costs, regulatory fines, public reprimands and/or disciplinary actions, limit our ability to provide services, cause user discontinuation or reduction of use of services, cause the loss of clients or reduction in the use of our platform, and further subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition, results of operations, cash flows and the price of our Class A common stock.

Further, a number of errors can occur in the process of depositing or withdrawing digital assets into or from our clients’ accounts, such as typographical errors, mistakes, or the failure to include the information required by the blockchain network. We may encounter such incidents as we implement digital assets onto our platform, which could result in client disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business, financial condition, results of operations and prospects.

The legislative and regulatory environment governing digital assets is unclear, complex and changing rapidly, which may raise hurdles to our plans to introduce digital asset-related applications to our clients.

We intend to offer clients the ability to trade certain digital assets on our platform in the near future. The legislative and regulatory environment governing digital assets is unclear, complex and changing rapidly, which may pose hurdles to these plans. Digital assets are novel and their legal and regulatory treatment continues to evolve. Regulators may interpret or apply existing laws and regulations in a manner that would require us to either register and/or obtain licenses or applicable charters in one of a number of capacities or otherwise forgo this business. These potential requirements include, but are not limited to, registration as an MSB under the Bank Secrecy Act and the regulations promulgated by the FinCEN thereunder, licensing under the so called BitLicense scheme adopted by the New York Department of Financial Services (23 N.Y.C.R.R. § 200 et seq.), the California Digital Financial Assets Law Cal. Fin. Code Div 1.25, and/or applicable current or future laws and regulations of other jurisdictions, which would require us to comply with regulatory, licensing, examination and supervision requirements.

In addition, there remains significant uncertainty as to which digital assets are securities, and which digital asset-related activities involve securities transactions, for purposes of U.S. federal and state securities laws. The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of digital assets and digital asset related applications. These include whether secondary market intermediaries may be required to engage in their digital asset-related activities through registered brokers, dealers, exchanges, or clearing agencies, and if so, whether it is possible or practical for the laws and rules applicable to these entities to be complied with in connection with digital asset activities. In recent years, the SEC, and U.S. state securities regulators have alleged that certain digital assets are securities under U.S. federal and state securities laws. A number of enforcement actions, regulatory proceedings and private litigation were initiated against issuers and developers of digital assets, as well as against trading platforms that provide trading, exchange and clearing functions for digital assets. Many of the actions initiated by federal regulatory authorities have settled or have been withdrawn, but uncertainly in this area remains, and certain state regulators and private litigants continue to press claims based on these theories. If digital assets that we plan to offer services in relation to were deemed to be securities, it may inhibit or make our anticipated business impractical, or we could be subject to liability or other regulatory actions under applicable law.

The U.S. federal government, states and regulatory agencies may also enact new laws and regulations that could materially impact our ability to provide a digital asset offering or the consequences of doing so. For example, in July 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act of 2025 became the first federal law specifically regulating the issuance of stablecoins and other stablecoin-related matters in the United States. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets, including registration and regulation of digital asset brokers, dealers and exchanges. For example, the Digital Asset Market Clarity Act (the “CLARITY Act”) was passed by the House of Representatives in July 2025 and the Senate Banking Committee released a draft of the Responsible Financial Innovation Act (“RFIA”). It is not possible to predict whether, or when, the CLARITY Act, RFIA or another similar bill to regulate digital asset markets and digital asset trading platforms may become law or what any such legislation, or any rules adopted thereunder, may entail that could pose challenges to our intended digital asset offering.

Developments regarding the treatment and reporting of digital assets for U.S. and foreign tax purposes could adversely impact our business.

Because of the new and evolving nature of digital assets and the lack of comprehensive legal and tax guidance regarding digital asset products and transactions, there is substantial uncertainty as to how digital asset transactions are currently subject to tax under U.S. and foreign tax law, and the taxation of digital asset transactions under U.S. and foreign tax law could change as new tax laws are adopted or new guidance is issued in the future. Our operations and dealings in, or in connection with, digital assets, as well as transactions in digital assets generally, could be subject to adverse tax consequences in the United States, including as a result of future changes and developments in U.S. and foreign tax laws, which in turn could have an adverse effect on the prices of digital assets and the development of trading markets for digital assets, which in turn could have an adverse effect on our business, financial condition, results of operations and prospects.

In 2014, the Internal Revenue Service (the “IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. There can be no assurance that the IRS will not alter its position with respect to digital assets in the future, and there remains significant uncertainty with respect to the U.S. tax treatment of various digital asset transactions. In addition, the U.S. Infrastructure

Investment and Jobs Act (the “IIJA”) implements a set of comprehensive tax information reporting rules that will apply to persons, including digital asset trading platforms and custodians, that regularly effect transfers of digital assets on behalf of other persons. In particular, these rules will require digital asset trading platforms and custodians to report certain digital asset transactions (including sales, exchanges and other transfers) effected on behalf of other persons on an annual return, in a manner similar to the current reporting rules for brokers that effect stock and other securities transactions on behalf of customers. The IIJA also extends the reporting requirements for businesses that receive more than $10,000 in cash in a transaction (or related transactions) to transactions involving the receipt of digital assets with a fair market value of more than $10,000. However, such extension to transactions involving the receipt of digital assets has been postponed pending the issuance of regulations. In July 2024, the IRS and the U.S. Department of the Treasury released final regulations to implement certain of these reporting rules (the “July 2024 final regulations”). The July 2024 final regulations’ definition of the term “broker” is broad and, in a number of respects, is unclear in scope, but generally requires custodial brokers and brokers acting as principals to perform information reporting and backup withholding functions. The July 2024 final regulations do not address all aspects of the IIJA information reporting regime and their application is uncertain in a number of respects, including with respect to the collection and reporting of cost basis information for digital assets and the scope of transactions subject to reporting. In December 2024, the IRS and the U.S. Department of the Treasury issued separate final regulations describing information reporting rules for non-custodial industry participants, but these regulations were repealed on April 10, 2025, under the Congressional Review Act. There can be no assurance that the same or similar regulations will not be authorized by future law.

The effects of the IIJA reporting regime and its application to us may depend in significant part on future Congressional action and further regulatory or other guidance from the IRS and could create significant compliance burdens and uncertainties for us and our clients, as could developments in the reporting regimes in other countries with respect to digital assets and digital asset transactions. These developments could also adversely affect the price of digital assets, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to this Offering and Ownership of Our Class A Common Stock

We will be a “controlled company” under Nasdaq listing rules and, as a result, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, we will be a “controlled company” under Nasdaq listing rules. Following the completion of this offering, Global Corp., through its ownership of all of the outstanding shares of our Class B common stock, will hold approximately 88.28% of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock) which voting power may increase over time as equity awards granted to Global Corp. vest and settle or are exercised (including the Global Corp. RSUs granted pursuant to the Global Corp. RSU Agreement and the Global Corp. Options granted pursuant to the Global Corp. Services Agreement) outstanding at the time of the completion of this offering. If the Global Corp. RSUs granted pursuant to the Global Corp. RSU Agreement had vested and been settled immediately following the completion of this offering, Global Corp. would hold approximately 91.53% of the voting power of our outstanding capital stock. The Global Corp. RSUs and future issuances of equity awards to Global Corp. (including the Global Corp. Options) may further increase its voting power. As a result, we will be a “controlled company” under Nasdaq listing rules and will not be subject to the requirements that would otherwise require us to have: (i) a majority of “independent directors,” as defined under Nasdaq listing rules, (ii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (iii) director nominees selected, or recommended for selection by our Board of Directors, either by a majority of the independent directors or a nominating committee composed solely of independent directors. As long as we remain a “controlled company” under Nasdaq listing rules, we could elect to rely on our “controlled company” exception and choose to not follow one or more of these standards. Any such election to not follow one or more of these standards could eliminate protections that would otherwise be available to holders of our Class A common stock.

Accordingly, Global Corp. will have the ability to substantially control us, including the ability to control the election of members of our Board of Directors, the adoption of amendments to our certificate of incorporation and bylaws, the approval of any merger or sale of substantially all of our assets and any other action requiring the approval of our stockholders. Each of Uriel Cohen, our Executive Chairman, and Elli Ausubel, our Executive Vice Chairman, is an officer and member of the board of directors of Global Corp. In addition, Uriel Cohen and Elli Ausubel, together with certain trusts and other entities affiliated with them, own a majority of the economic interest in Global Corp. This concentration of economic and voting power may also delay, defer or prevent an acquisition by a third-party or other change of control of us, and may make some transactions more difficult or impossible without the support of Global Corp., even if such events are in the best interests of holders of our Class A common stock, which may have an adverse impact on the market price of our Class A common stock. Global Corp.’s interests may not be fully aligned with those of the holders of shares of our Class A common stock.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could have an adverse effect on business, financial condition, results of operations and prospects, and make it more difficult to run our business or divert management’s attention from our business.

As a public company, we will be required to commit significant resources and management time and attention to the requirements of being a public company, which will cause us to incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and Nasdaq listing rules, and compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems. We might not be successful in implementing these requirements and may be subject to enforcement or other regulatory proceedings. In addition, certain members of our management team have limited experience managing a public company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. As a result, they may not successfully or efficiently manage their new roles and responsibilities, our transition to being a public company subject to significant regulatory oversight, reporting obligations and the continuous scrutiny of securities analysts and investors.

Further, the expenses incurred by public companies generally for purposes of required reporting and corporate governance have been increasing. We expect these requirements to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These requirements also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation, any of which could have an adverse effect on our business, financial condition, results of operation and prospects.

Moreover, during the quarter in which this offering is completed, we will begin recognizing share-based compensation expense for stock options and RSUs that we have granted for which the service-based vesting condition has been met and for which the liquidity-based vesting condition (as defined below) is expected to be met within 180 days of the date of this prospectus. If the liquidity-based vesting condition had occurred on September 30, 2025, we would have recognized $173.1 million of share-based compensation expense. Upon completion of this offering, we expect to recognize share-based compensation expense of approximately $173.1 million for stock options and RSUs for which the service-based vesting condition was satisfied or partially satisfied as of the expected date of this offering as set forth on the cover page of this prospectus and for which we expect the liquidity-based vesting condition to be satisfied within 180 days of the date of this prospectus. Following this offering, our future cost of revenue and operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of share-based compensation expense with respect to these stock options and RSUs, as well as any other equity awards we have granted and may grant in the future, which will have an adverse impact on our ability to maintain profitability.

We will qualify as an “emerging growth company” as of the completion of this offering, and any decision on our part to comply only with certain reduced reporting or disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

As an “emerging growth company,” as defined in the JOBS Act, we may choose to take advantage of exemptions available to us under the JOBS Act from certain of the reporting or disclosure requirements that are otherwise applicable to public companies in the United States, including not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected not to opt out of the extended transition period. This election is irrevocable. However, investors may find shares of our Class A common stock less attractive if we rely on any of the other exemptions available to emerging growth companies. If some investors find our Class A common stock less attractive as a result of any such choices made by us, there could be an adverse impact on the market price of our Class A common stock.

We will remain as an emerging growth company until the earliest of (i) the end of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we qualify as a “large accelerated filer” under the Exchange Act, which may take place if the aggregate worldwide market value of the outstanding shares of our Class A common stock that are held by non-affiliates of us is at least $700.0 million as of the last business day of our then most recently completed second fiscal quarter. If and after we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act discussed above.

In connection with the preparation of our audited consolidated financial statements included elsewhere in this prospectus, we identified two material weaknesses in our internal control over financial reporting. While remediation efforts are underway, these material weaknesses remain in place as of the date of this prospectus. If we are unable to remediate our material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which could affect the reliability of our financial statements and have other adverse consequences.

We have been a private company since our inception and, as such, we have not had the same internal control over financial reporting requirements as a publicly traded company.

We previously identified material weaknesses in our internal control over financial reporting, which consisted of (i) a lack of properly designed controls with sufficient precision to tie out supporting financial documentation, and (ii) a lack of sufficient resources to appropriately address complex technical accounting considerations, each of which resulted in errors in the presentation of certain line items in historical consolidated financial statements which we subsequently corrected prior to the filing of the registration statement of which this prospectus forms a part.

We have initiated a remediation plan with respect to the identified material weaknesses, which includes the following remediation measures:

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We hired additional qualified accounting personnel to bolster our technical reporting capabilities. We implemented controls to formalize roles and review responsibilities to align with our team’s skills and experience and implemented formal controls over the required disclosures in the financial statements and the accounting of material matters. We evaluated our resource needs and will continue to evaluate and hire additional resources as needed to support our growth.

•

We designed and implemented procedures and controls to identify and account for complex accounting transactions and other technical accounting and financial reporting matters including accounting memoranda addressing these matters.

•

We also engaged and will continue to engage external consultants with appropriate expertise for more complex technical accounting issues, specifically related to acquisitions, asset purchases and new accounting standards, which supplements our internal resources and allows us to scale our accounting processes to match growth and changes in our business and operations.

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We designed and implemented controls to, among other things, optimize automation to enhance our financial statement close process, reduce the number of manual journal entries, enforce segregation of duties and facilitate the proper review of journal entries.

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We formalized accounting processes, policies and procedures supporting our financial close process, including creating standard balance sheet reconciliation templates, and formalized procedures over the review of financial statements.

While we believe these efforts will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. The measures we have implemented and the measures that we are continuing to implement may not be sufficient to remediate the material weaknesses on a timely basis, or at all. In addition, we or our independent registered public accounting firm may identify additional material weaknesses in the future. While we are working to remediate these material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan.

Although we are still in the process of remediating the material weaknesses identified, the errors in our historical financial statements were corrected prior to the filing of the registration statement of which this prospectus forms a part, and as a result, our audited consolidated financial statements included elsewhere in this prospectus do not contain any uncorrected errors. While these errors have been corrected, there can be no assurance that we may not have similar or material errors in any future financial statements which may require restatements of our financial statements. Any such restatements could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting until after we are no longer an EGC as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse, which would occur in the event we have a material weakness in our internal control over financial reporting. If new material weaknesses are identified in our internal control over financial reporting, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our Class A common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to internal-use software and equity-based compensation. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our financial results may be negatively impacted by changes in generally accepted accounting principles in the United States.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls and many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Further, there has been limited precedent for the financial accounting of digital assets and related valuation and revenue recognition. As we implement digital assets onto our platform, we will be subject to new and regularly changing principles that may be difficult to implement and timely and costly to comply with. For example, in December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (ASU 2023-08): Accounting for and Disclosure of Crypto Assets, which represents a significant change in how entities that hold digital assets will account for certain of those holdings. Previously, digital assets held were accounted for as intangible assets with indefinite useful lives, which required us to measure digital assets at cost less impairment. Additionally, on March 31, 2022, the staff of the SEC issued Staff Accounting Bulletin No. 121 (“SAB 121”), which represented a significant change regarding how a company safeguarding digital assets held for its platform users reports such digital assets on its balance sheet and required retrospective application as of January 1, 2022. In January 2025, the staff of the SEC issued SAB No. 122, which rescinds the previously issued interpretive guidance included within SAB 121. Such uncertainties in and changes to regulatory or financial accounting standards could result in the need to change our accounting methods and may retroactively affect previously reported results and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, financial condition and results of operations and prospects.

The market price of our Class A common stock may be volatile and may decline regardless of our operating performance.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

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failure of securities analysts to maintain coverage of us, changes in financial estimates or ratings by any securities analysts who follow us or our results of operations failing to meet any of such estimates or the expectations of investors;

•	announcements by our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•	changes in operating performance and stock market valuations of financial services companies generally, or those in the clearing and brokerage industries in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	sales of large blocks of our stock, as well as the anticipation of any lock-up releases;

•	departures of key personnel;

•	litigation and government investigations;

•	changes in statutes, rules or regulations applicable to our business; and

•	general economic and political conditions in the United States and the other countries in which we operate.

In addition, the cornerstone investor has indicated an interest in purchasing up to an aggregate of $200 million of shares of our Class A common stock in this offering at the initial public offering price. The shares to be purchased by the cornerstone investor will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of our Class A common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering. If the cornerstone investor is allocated all or a portion (or more) of the shares of Class A common stock in which it has indicated an interest in purchasing in this offering, and purchases any such shares, such purchase could reduce the available public float for our Class A common stock if the cornerstone investor holds such Class A common stock long term.

The stock market from time to time experiences extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs and divert management’s attention and resources.

An active trading market for our Class A common stock may not develop or, if it does develop, be sustained.

Prior to this offering, there has been no public market for shares of our Class A common stock. Our Class A common stock is expected to be listed on Nasdaq under the symbol “CLRS” and to trade on that market and others. We cannot assure you that an active trading market for our Class A common stock will develop or, if it does develop, be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock. The initial public offering price of shares of our Class A common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price.

Following this offering, all shares of our Series A preferred stock originally issued to investors will remain outstanding, and the holders of our Series A preferred stock will retain rights that could impact the value of our Class A common stock and impact our business, financial condition, and results of operations and prospects.

Upon the completion of this offering, all shares of our Series A preferred stock will remain outstanding and will retain rights that could impact the value of our Class A common stock, our business and operations. For example, in the event of our voluntary or involuntary liquidation, dissolution, or winding up, the holders of our Series A preferred stock will be entitled to receive out of the net assets legally available for distribution to stockholders prior and in preference to any distribution of any assets to holders of our Class A common stock, and in the event of a deemed liquidation event (as defined in our New Charter), the holders of our Series A preferred stock will be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds (as defined in our New Charter), on a pari passu basis, an amount per share equal to the sum of an amount per share of $25.00 for each then-outstanding share of Series A preferred stock, which is equal to $24.0 million as of the date of this prospectus, plus any accrued but unpaid dividends on such shares. Additionally, whenever dividends on any shares of Series A preferred stock are in arrears for six or more dividend periods, the size of our Board of Directors will increase by two directors, and the holders of our Series A preferred stock will have the right to elect two directors. No dividends are currently in arrears on our Series A preferred stock, and as such, the Series A preferred stock do not currently have the ability to nominate any members of our Board of Directors.

Holders of our Series A preferred stock will also be entitled to receive quarterly dividends payable in preference and priority to any payment of any dividend on common stock and no dividend may be paid on our Class A common stock unless all accrued and unpaid dividends as of such date have been declared and paid or declared and a sum sufficient for the payment thereof has been reserved. As of the date of this prospectus, holders of our Series A preferred stock are not entitled to any unpaid dividends that would be required to be paid prior to the completion of this offering. We do not currently have any intention to use the proceeds from this offering to redeem the outstanding Series A preferred stock, though we may in the future choose to do so. See “Description of Capital Stock—Preferred Stock—Series A Preferred Stock.” The market price of our Class A common stock could be adversely affected by the preference rights of the Series A preferred stock.

If you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution.

An initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of $8.09 per share of our common stock as of September 30, 2025 (after giving effect to the Pre-IPO Transactions). Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution of $33.91 per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. See “Dilution.”

The issuance by us of additional shares of any class of common stock or convertible securities may dilute your ownership and could adversely affect our stock price.

As of September 30, 2025, there were an aggregate of 9,699,667 shares of Class A common stock issuable upon the vesting and exercise of outstanding stock options at a weighted average exercise price of $8.60 per share and 30,235,263 shares of Class A common stock issuable upon the vesting and settlement of outstanding RSUs. In addition, we granted an additional 2,125,077 RSUs (excluding the Global Corp. Options and the Global Corp. RSUs) following September 30, 2025. Substantially all of our stock options and RSUs are subject to both a service-based vesting condition and a liquidity-based vesting condition. The service-based vesting condition has been or will be satisfied as of the date of this prospectus for 4,602,312 of such outstanding stock options and 20,577,106 of such outstanding RSUs. The liquidity-based vesting condition will be satisfied upon the earlier of (i) 180 days from the date of this prospectus and (ii) a change in control (as defined in the 2021 Plan); provided in either case that the optionholder or RSU holder remains in continuous service status on such date (the “liquidity-based vesting condition”). The vesting and exercise or settlement of any of these options or RSUs into shares of our Class A common stock would result in additional dilution. In addition, you may experience dilution following the consummation of the Boom Acquisition. We expect to pay $35.0 million of the transaction consideration in the form of newly-issued Class A common stock based on fair market value determined at the time of closing, with the remaining consideration of approximately $35.0 million to be paid in cash. In addition, we may also issue up to $50.0 million of Class A common stock paid over two years post-closing of the Boom Acquisition subject to Boom Securities’ achievement of agreed financial and operational targets, which would result in additional dilution.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into shares of our common stock. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of shares by our existing stockholders could cause our stock price to decline.

Sales of a substantial number of shares of our Class A common stock following the closing of this offering (and in particular sales by our directors, executive officers, and significant stockholders), or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock. If existing holders of our Class A common stock sell or indicate an intention to sell in the public market substantial amounts of our Class A common stock, the market price of our Class A common stock could be adversely affected.

Upon the completion of this offering, 155,290,972 shares of Class A common stock (or 158,862,400 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full) will be outstanding, 112,605,223 shares of Class B common stock will be outstanding and 960,000 shares of our Series A preferred stock will be outstanding. All of the shares of Class A common stock sold in this offering will be freely transferable without restriction or registration under the Securities Act, except any shares held by our affiliates (as that term is defined in Rule 144 under the Securities Act). The remaining shares of Class A common stock outstanding upon the completion of this offering, and any shares of Class A common stock issued upon conversion of our Class B common stock, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act.

We and all of our directors, executive officers and holders of substantially all of our equity securities are subject to lock-up agreements with the underwriters or certain market standoff agreements with us, in each case on the respective terms described in the section titled “Underwriting (Conflicts of Interest),” which would prohibit the sale of their shares of Class A common stock during the restricted period described therein, subject to certain exceptions. Upon the expiration of such restricted period, such stockholders will be able to sell our shares of Class A common stock in the public market. In addition, Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC may release the Class A common stock and other securities subject to the lock-up and market standoff agreements in whole or in part at any time. For more information about these lock-up and market standoff agreements, see the sections titled “Shares Eligible for Future Sale” and “Underwriting (Conflicts of Interest).”

In addition, as of September 30, 2025, there were an aggregate of 9,699,667 shares of Class A common stock issuable upon the vesting and exercise of outstanding stock options and 30,235,263 shares of Class A common stock issuable upon the vesting and exercise of outstanding RSUs (excluding the Global Corp. Options and the Global Corp. RSUs), and future issuances under the 2026 Plan will become eligible for sale in the public market in the future. We intend to register for public resale under the Securities Act all of the shares of Class A common stock issuable upon exercise of these options and any options or RSUs that may vest or other equity incentives we may grant in the future. See “Shares Eligible for Future Sale” for a more detailed description of sales that might occur in the future. Such shares of Class A common stock will become eligible for sale in the public market once the RSUs are settled and to the extent such options are exercised, subject to contractual limitations (including the market standoff and lock-up agreements described in “Underwriting (Conflicts of Interest)”) and compliance with applicable securities laws.

Further, pursuant to our Amended and Restated Investors’ Rights Agreement, dated as of December 18, 2025, by and among us and the investors party thereto (as amended from time to time, the “Investors’ Rights Agreement”), holders of approximately 213,956,276 shares of Class A common stock (or securities convertible into shares of our Class A common stock, including our Class B common stock), or approximately 79.87% of our common stock outstanding upon the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Any sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, or if it is perceived that any of our equity securities will be sold, could adversely affect the price of our Class A common stock.

We have broad discretion in how we use the net proceeds from this offering, and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about or affecting us, or if they downgrade their recommendations regarding our Class A common stock, the market price of our Class A common stock could be adversely affected.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our competitors, or the market for our platform and the services we offer in general. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors, or publish unfavorable research about our business, the market price or trading volume of our Class A common stock could be adversely affected. In addition, we expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not align with the results that we expect, or accurately predict actual results, and the market price could be further adversely affected if actual results do not match the projections of these securities research analysts. While we expect research analyst coverage, if no analysts commence coverage of us, the market price and trading volume for shares of our Class A common stock could be adversely affected. If any analyst were to cease coverage of us or failed to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could have an adverse effect on the market price or trading volume of our Class A common stock.

Delaware law and provisions in our New Charter and New Bylaws that will go into effect upon the completion of this offering could make a merger, tender offer, or proxy contest difficult, thereby negatively affecting the market price of our Class A common stock.

Our amended and restated certificate of incorporation that will go into effect upon the completion of this offering includes provisions that could depress the market price of our Class A common stock by acting to discourage, delay, or prevent a change of control of us or changes in our management that our stockholders may deem advantageous. These provisions include the following:

•	the right of our Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;

•	director removal solely for cause, other than at the end of a director’s term (except that prior to the Trigger Date, directors may be removed by our stockholders with or without cause);

•	super-majority voting to amend certain provisions of our New Charter and any provision of our New Bylaws;

•

the right of our Board of Directors to issue authorized but unissued shares of our Class A common stock and to designate the terms of series, and issue shares, of “blank check” preferred stock of us without stockholder approval;

•	our Board of Director’s ability to use “blank check” preferred stock to, among other things, implement a stockholder rights plan or otherwise deter attempts to take control of us;

•	no ability of our stockholders to call special meetings of stockholders;

•

right of our stockholders to act by majority written consent for so long as Global Corp. and its permitted transferees hold more than 50% of voting power of the combined total of shares of our Class A common stock and Class B common stock outstanding;

•	limitations on the liability of, and the provision of indemnification to, our director and officers;

•	the right of our Board of Directors to add to, amend or repeal our bylaws; and

•	advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual meetings of stockholders.

In addition, we have elected not to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors and could discourage takeover attempts that might result in a premium over the market price for shares of our Class A common stock.

Any provision of our certificate of incorporation or bylaws, as in effect upon the completion of this offering or thereafter, that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

We are subject to various change-in-control or similar regimes, which may require investors or us to obtain certain regulatory approvals prior to completing changes in our shareholdings, control or corporate structure.

Investors may be required to obtain various regulatory consents or permissions, or comply with additional requirements and procedures, before acquiring significant interest in, or control over, directly or indirectly, certain of our regulated subsidiaries, including Clear Street UK Limited. It is generally expected that any investor proposing to acquire more than 9.99% of our Class A common stock or voting power, directly or indirectly, or proposing to increase its existing holdings above certain specified thresholds, would likely be required, by virtue of us controlling a number of regulated entities, to obtain approval from multiple regulators in different jurisdictions, including from regulators that may not currently supervise us or any of our subsidiaries (as a result of, for example, changes in applicable laws and regulations, internal reorganization, our future expansion into additional geographies or offerings, or acquisitions of new regulated entities). For example, the Financial Services and Markets Act of 2000 generally provides that prior approval from the FCA must be obtained in connection with any transaction resulting in a person or an entity holding, directly or indirectly, 10% or more of the equity or voting power of a U.K. authorized person or the parent of a U.K. authorized person. Therefore, for so long as we remain the parent entity of Clear Street UK Limited, our U.K. authorized subsidiary subject to the FCA supervision, any person wanting to acquire 10% or more of our shares will need to first obtain authorization from the FCA. Any failure to do so could subject the acquirer to various penalties, including criminal sanctions. Similar restrictions and limitations also apply to us because we control a number of licensed entities in the United States that are subject to regulatory oversight and supervision by various regulatory agencies in such jurisdictions, and will apply to us once we obtain a license in the Netherlands, for which we have applied, among other jurisdictions. For example, like the FCA, the Dutch Financial Supervision Act will require notification of De Nederlandsche Bank of certain acquisitions of our Class A common stock above 10% and certain other specified thresholds. The restrictions discussed above may limit our flexibility in managing our corporate structure, including with respect to disposition of our regulated subsidiaries, which could adversely affect our business, financial condition, results of operations and future prospects.

Our future efforts to sell shares of our common stock, raise additional capital or be acquired by a third-party may be delayed or prohibited by regulations.

As certain of our subsidiaries are members of FINRA and other SROs, we are subject to certain regulations regarding changes in ownership or control and material changes in operations. For example, FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with certain change of ownership or control transactions, such as a transaction that results in a single entity or person owning 25% or more our equity.

We may also be subject to similar restrictions in other jurisdictions in which we operate. These regulations could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. Further, our future efforts to sell shares of our common stock or raise additional capital may be delayed or prohibited.

Our New Charter will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our New Charter, as will be in effect immediately prior to the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty owed by our current or former director, officer or other employee or any of our stockholders;

•

any action or proceeding asserting a claim against us or any current or former director, officer or other employee or any of our stockholder arising under the DGCL, the New Charter or the New Bylaws; and

•	any action or proceeding asserting a claim against us or any current or former director, officer or other employee or any of our stockholders that is governed by the internal affairs doctrine.

The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over claims arising under the Securities Act. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions.

Our New Charter that will go into effect upon the completion of this offering includes a provision renouncing any interest on our part in certain corporate opportunities offered to any of our non-employee directors, which may prevent us from receiving the benefit of certain corporate opportunities.

A general principle of corporate law commonly referred to as the “corporate opportunity” doctrine provides that corporate fiduciaries, as part of their duty of loyalty to a corporation and its stockholders, may not take for themselves an opportunity that in fairness should belong to the corporation. However, Section 122(17) of the DGCL expressly permits a Delaware corporation to renounce in its certificate of incorporation any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or its officers, directors or stockholders. Our New Charter that will go into effect upon the completion of this offering will include a provision renouncing any interest on our part in any corporate opportunity offered to any of our directors or Global Corp. unless such opportunity is expressly offered to such person solely in his or her capacity as our director. It is possible that this provision could prevent us from being able to participate in future transactions which might have been beneficial to us and our stockholders, which could, in turn, have an adverse effect on our business, financial condition, results of operations and prospects.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiaries to pay dividends, if any, taxes and other expenses.

We are a holding company and our principal asset is our ownership of our subsidiaries. We have no independent means of generating revenue and our ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the results of operations and cash flows of our subsidiaries. Deterioration in the financial conditions, earnings or cash flow of our subsidiaries for any reason could limit or impair their ability to pay distributions to us. Additionally, to the extent that we need funds and our subsidiaries are restricted from making such distributions to us under applicable law or regulation, as a result of covenants in their debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, which could have an adverse effect on our liquidity and financial condition, including on our ability to pay dividends, if any, taxes and other expenses.

We do not intend to pay dividends on our common stock for the foreseeable future.

We expect that for the foreseeable future we will retain any earnings to finance the operation and expansion of our business, and while holders of our Series A preferred stock are entitled to quarterly dividends, we do not expect to declare or pay any dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors. Even if our Board of Directors declares a dividend on our common stock in the future, our New Charter, which will be in effect immediately prior to the completion of this offering, will provide that holders of our Series A preferred stock will be entitled to receive quarterly dividends payable in preference and priority to any payment of any dividend on common stock and that no dividend may be paid on our Class A common stock or Class B common stock unless all accrued and unpaid dividends as of such date have been declared and paid or declared and a sum sufficient for the payment thereof has been reserved. Moreover, the terms of any credit facilities entered into by us or any of our subsidiaries may restrict our ability to pay dividends. As a result, holders of shares of our Class A common stock will need to rely on sales of their shares after any price appreciation as the only way to realize any future gains on their investment.

The dual class structure of our common stock will have the effect of concentrating voting power with Global Corp., and we cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

Each share of our Class B common stock is entitled to ten votes per share, while each share of our Class A common stock, which is the equity being offered by means of this prospectus, entitles its holder to one vote per share. Upon the completion of this offering, Global Corp. will hold all of our issued and outstanding Class B common stock. Accordingly, upon completion of this offering, Global Corp. will beneficially own approximately 88.28% of the voting power of our outstanding capital stock (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock), which voting power may increase over time. Future transfers of Class B common stock will generally result in such shares automatically converting into shares of Class A common stock, except for certain permitted transfers described in our New Charter. All outstanding shares of Class B common stock will convert automatically into shares of our Class A common stock upon the Final Conversion Date. See also “—We will be a “controlled company” under Nasdaq listing rules and, as a result, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.”

As a result, Global Corp. will be able to significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs, and it may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership control may:

•	delay or prevent a change in control;

•	entrench our management and our Board of Directors; or

•	impede a merger, consolidation, takeover, or other business combination involving us that other stockholders may desire.

Any such actions could deprive our stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. In addition, certain regulatory authorities provide that acquisition by any party of more than 9.99% of our outstanding shares of capital stock or voting power requires a license by such regulatory authorities or such ownership is otherwise approved. See also “—We are subject to various change-in-control or similar regimes, which may require investors or us to obtain certain regulatory approvals prior to completing changes in our shareholdings, control or corporate structure.” Our New Charter and New Bylaws include provisions designed to help implement these requirements, which may impact shareholders’ ability to vote or receive distributions with respect to any shares in excess of the foregoing limitation. For additional information about our dual class structure, including the regulatory limitations on ownership, see the section titled “Description of Capital Stock.”

Further, we cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. For example, several stockholder advisory firms have announced their opposition to the use of multiple class structures and our multiple class structure may cause stockholders advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our Class A common stock could be adversely affected. As a result, the market price of our Class A common stock could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations, estimates and projections relating to our industry, financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to sustain profitability and manage our growth effectively;

•	our ability to manage risk, including liquidity and credit risk;

•	regulatory inquiries and investigations;

•	our ability to attract and retain key personnel and highly qualified personnel;

•	our ability to sustain the proper functioning of our platform;

•	our ability to continue to innovate in a competitive space;

•	our ability to comply with a complex and evolving regulatory landscape;

•	the impact of negative publicity on our brand and reputation;

•	our ability to attract new clients and drive engagement with our platform;

•	system failures, cyber security threats and other disruptions;

•

risks related to AI, including dependence on third-party models, uncertainty in the regulatory landscape, potential harm from inaccurate or biased outputs, and reputational or liability risks arising from misuse;

•	risks associated with the development of new services and applications and the introduction of new asset classes and financial instruments;

•	our ability to successfully enter new geographic markets, including expansion into international markets, and comply with any applicable laws and regulations;

•	changes in general economic or political conditions;

•	the impact of accounting standards issued but not yet adopted;

•	the increased expenses associated with being a public company;

•	our intended use of proceeds from this offering; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in the prospectus.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in a very competitive and evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements speak only as of the date of this prospectus and are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $922.4 million, or approximately $1,063.7 million if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, assuming an initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. We will receive all proceeds from sales of shares in this offering made to the public through CS LLC. See “Underwriting (Conflicts of Interest).”

The principal purpose of this offering is to increase our capitalization and financial flexibility. We intend to use the net proceeds of this offering for working capital, capital expenditures and general corporate purposes. We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. As of the date of this prospectus we do not have agreements or commitments for any acquisitions or investments. In addition, we do not currently have any intention to use the proceeds from this offering to redeem the outstanding Series A preferred stock, though we may in the future choose to do so.

Our expected use of the net proceeds of this offering represents our intentions based upon our existing plans and the current status of our business. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses summarized above. Accordingly, our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding our use of the net proceeds. While we expect to use the net proceeds for the purposes described above, the timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business, any strategic acquisitions we may pursue, and the availability and terms of alternative financing sources to fund our growth.

Each $1.00 increase or decrease in the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $22.4 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $39.6 million, assuming that the initial public offering price per share for this offering remains at $42.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently expect to retain all available funds and any future earnings to fund the development, operation and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future on our common stock. Holders of the Series A preferred stock are entitled to receive quarterly dividends at a cumulative rate of 7.0% per annum up to, but excluding, the First Reset Date. From and after the First Reset Date, the holders of the Series A preferred stock are entitled to quarterly dividends at a cumulative rate equal to the sum of the five-year treasury date on the applicable Reset Date and 6.0%. The dividend rate on the Series A preferred stock resets on every Reset Date.

Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends on our common stock will be at the discretion of our Board of Directors, subject to compliance with regulatory capital requirements at certain of our subsidiaries, as well as covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and capitalization as of September 30, 2025 on:

•	an actual basis;

•

a pro forma basis giving effect to (i) the Share Reclassification as if it occurred on September 30, 2025, (ii) Warrant Exercise, as if such exercise occurred on September 30, 2025, (iii) the Mirror Forfeitures, as if such forfeitures occurred on September 30, 2025, (iv) the Series C Issuances, as if such issuances occurred on September 30, 2025, (v) the issuance of Class A common stock in the Pulse Acquisition, as if such issuance occurred on September 30, 2025, (vi) the Preferred Stock Conversion, as if such conversion occurred on September 30, 2025, (vii) the issuance and sale of $78.5 million of 2030 Notes in January 2026, (viii) the repayment in full of all outstanding 2025 Notes upon maturity as if it occurred on September 30, 2025, and (ix) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us, excluding share-based compensation expense of $173.1 million related to the vesting of certain stock options and RSUs for which the service-based vesting condition has been met as of the date of this prospectus and for which the liquidity-based vesting condition is expected to be met within 180 days of the date of this prospectus and the application of the net proceeds of this offering as set forth under “Use of Proceeds.”

Our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

	As of September 30, 2025
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted(9)(10)
Cash and cash equivalents	$327,392	$575,709	1,498,875

Indebtedness:
Revolving Credit Agreement(1)(2)	—	—	—
Uncommitted Credit Agreement(3)	—	—	—
Revolving Credit Agreement—UK(4)	—	—	—
2025 Senior Unsecured Notes(5)	45,000	—	—
2026 Senior Unsecured Notes(6)	46,500	46,500	46,500
2029 Senior Unsecured Notes(7)	80,000	80,000	80,000
2030 Senior Unsecured Notes(8)	221,500	300,000	300,000

Total indebtedness	393,000	426,500	426,500
Warrant Liability	131,317
Temporary equity:
Series A preferred stock, $0.00001 par value; 1,400,000 shares authorized, 960,000 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	23,808	—	—

	As of September 30, 2025
(in thousands, except share and per share amounts)	Actual(1)	Pro Forma	Pro Forma As Adjusted(9)(10)
Series B preferred stock, $0.00001 par value; 97,873,350 shares authorized, 87,693,709 issued and outstanding, actual; no shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted	732,129	—	—
Stockholders’ equity:
Class A common stock, $0.00001 par value; 294,864,597 shares authorized, 30,339,673 shares issued and outstanding, actual; 3,500,000,000 shares authorized, 131,481,448 shares issued and outstanding, pro forma; 3,500,000,000 shares authorized, 155,290,972 shares issued and outstanding, pro forma as adjusted	—	1	1
Class X common stock, no par value; 130,373,000 shares authorized, no shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class Z common stock, $0.00001 par value; 130,373,000 shares authorized, 112,605,223 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1	—	—
Class B common stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 112,605,223 shares authorized, 112,605,223 shares issued and outstanding, pro forma; 112,605,223 shares authorized, 112,605,223 shares issued and outstanding, pro forma and pro forma as adjusted	—	1	1
Preferred stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, 960,000 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 960,000 shares issued and outstanding, pro forma as adjusted	—	23,808	23,808
Additional paid-in capital	31,871	1,107,530	2,209,310
Retained earnings	151,860	154,375	78,558
Cumulative translation adjustments	(481)	(481)	(481)

Total stockholder’s equity	183,251	1,285,234	2,311,197

Total capitalization	$1,332,188	$1,711,734	$2,737,697

(1)

Total available borrowings under the Revolving Credit Agreement are $515.0 million. On November 7, 2025, CS LLC increased its available borrowings under the Revolving Credit Agreement to $980.0 million. See Note 9 “Borrowings” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)	Excludes $4.3 million of deferred debt issuance costs incurred in connection with the increase in total available borrowings in November 2025.
(3)	Total available borrowings under the Uncommitted Credit Agreement are $200.0 million.
(4)	Total available borrowings under the Revolving Credit Agreement—UK are $55.0 million.
(5)	On October 15, 2025, the 2025 Notes matured and we fully repaid all amounts outstanding under the 2025 Notes.
(6)	Excludes $0.1 million of deferred debt issuance costs.

(7)	Excludes $1.3 million of deferred debt issuance costs.
(8)

Excludes $4.7 million of deferred debt issuance costs. On January 13, 2026, CSH LLC completed an add-on issuance of $78.5 million of its 2030 Notes, increasing the outstanding principal amount to $300.0 million. See Note 9 “Borrowings” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(9)

Each $1.00 increase or decrease in the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $22.4 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares of Class A common stock offered by us in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), and total capitalization on a pro forma as adjusted basis by approximately $39.6 million, assuming that the assumed initial public offering price remains the same, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us.

(10)	The pro forma as adjusted cash and cash equivalents includes all proceeds to us from sales of shares of our Class A common stock in this offering made to the public through CS LLC.

Founder’s Letter

When I started my career, I came to appreciate the extraordinary accomplishment of capital markets infrastructure. But it was clear that the foundations had been built for an earlier era.

I lived with those limitations firsthand as a trader. The market infrastructure we relied on failed to deliver consistent and timely information. Risk was often mismeasured, and balances took time to reconcile.

My assumption was that this infrastructure would eventually be rebuilt by the largest institutions. Each time I asked, the answer was the same: it would take years, cost billions, and carry significant execution risk. Incremental patching was the practical choice for them.

In 2018, I partnered with Chris Pento and Sachin Kumar, two industry veterans who shared my frustrations. Together, we founded Clear Street to rebuild core capital markets infrastructure from the ground up.

We started with the records that we consider matter most: clearing, settlement, custody, and financing. By rebuilding this core on modern, cloud-native architecture, we envisioned a single, real-time ledger to support market activity across markets and workflows. Today, billions of dollars of client balances and trillions of dollars in trading activity have run through our platform.

We believe the industry is moving toward unified data architectures that provide a consistent, real-time view of activity. That shift matters. Clearer data reduces operational risk, allows capital and collateral to move more efficiently, and enables risk to be monitored continuously. As new technologies are adopted, including advanced analytics, artificial intelligence, and tokenized assets, their effectiveness will heavily depend on the quality and timeliness of the underlying data.

Clear Street’s platform was built with this foundation in mind. The applications we offer today are not the end state. They are early expressions of a broader platform, and I’m excited about the products that can be built as this platform grows over time.

The revenues we generate today are important—but they are not the full story. They are evidence that our infrastructure functions at scale.

Rebuilding capital markets infrastructure requires more than just technology. It requires people who understand markets, risk, and use cases deeply. It also requires engineers capable of building extensible, resilient, and scalable systems that must operate reliably across market environments. That is the team we have assembled.

Becoming a public company is the next step in this effort. It reflects our commitment to transparency and accountability as we continue to build infrastructure designed to support market participants over the long term.

Thank you to all the employees, clients, partners, investors, and everyone on this journey with us in building a financial infrastructure company for the next evolution of capital markets.

/s/ Uriel Cohen
Uriel Cohen

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. When we offer our Class A common stock at a price higher than our pro forma net tangible book value per share of our common stock, the amount of resulting dilution is determined by subtracting pro forma as adjusted net tangible book value per share of our common stock from the public offering price per share of our Class A common stock. Our net tangible book value as of September 30, 2025 was approximately $790.7 million, or $5.53 per share of our common stock.

Our pro forma net tangible book value as of September 30, 2025 was $1,138.5 million, or $4.66 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2025, after giving effect to the Pre-IPO Transactions.

After giving effect to the issuance and sale of 23,809,524 shares of our Class A common stock in this offering, at an assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting certain of the underwriting discounts and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds”, our pro forma as adjusted net tangible book value as of September 30, 2025 would have been approximately $2,166.3 million, or approximately $8.09 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.42 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $33.91 per share to investors participating in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$42.00
Historical net tangible book value per share as of September 30, 2025	$5.53
Decrease in pro forma net tangible book value per share as of September 30, 2025	0.87

Pro forma net tangible book value per share as of September 30, 2025	4.66
Increase in pro forma net tangible book value per share attributable to the investors in this offering	3.42

Pro forma as adjusted net tangible book value per share after giving effect to this offering		8.09

Dilution in pro forma as adjusted net tangible book value per share to the investors in this offering		$33.91

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value after the completion of this offering by $22.4 million, and would increase or decrease the dilution per share to the investors in this offering by $0.08, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us in this offering would increase or decrease our pro forma as adjusted net tangible book value after the completion of this offering by $39.6 million and would increase or decrease dilution per share to investors in this offering by $0.15, assuming the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share upon the completion of this offering would be $8.50, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $33.50.

The following table presents, on a pro forma as adjusted basis as of September 30, 2025 giving effect to (i) the Pre-IPO Transactions, (ii) the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, and (iii) the issuance of 23,809,524 shares of our Class A common stock in this offering, the differences between our existing stockholders and the investors purchasing shares of our Class A common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting certain of the underwriting discounts and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

	Shares Purchased		Total Consideration		Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	244,086,671	91%	$942,070,070	49%	$3.86
New investors	23,809,524	9%	1,000,000,008	51%	42.00

Total	267,896,195	100%	$1,942,070,078	100%	$7.25

A $1.00 increase or decrease in the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by approximately $23.8 million, or the percent of total consideration paid by new investors by approximately 1%, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, before deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase or decrease in the number of shares of our Class A common stock offered by us in this offering would increase or decrease the total consideration paid by new investors by approximately $42.0 million, or the percent of total consideration by new investors by approximately 2%, assuming the assumed initial public offering price of $42.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting certain of the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares of our

Class A common stock is exercised in full, our existing stockholders would own 90% and our new investors would own 10% of the total number of shares of our common stock outstanding after the completion of this offering. In addition, the table above does not give effect to the shares issuable upon the vesting and settlement of certain outstanding RSUs for which the service-based vesting condition has been met and for which the liquidity-based vesting condition is expected to be satisfied 180 days after the date of this prospectus. After giving effect to such vesting and settlement, and assuming no excercise of the underwriters’ option to purchase additional shares, our existing stockholders would own 92% and our new investors would own 8% of the total number of shares of our common stock after the completion of this offering.

To the extent that we issue additional shares of Class A common stock or Class B common stock in the future, including if RSUs are settled, options are exercised or new awards are issued under the 2026 Plan (in each case with an exercise or purchase price that is less than the price per share paid by new investors in this offering), new investors in this offering will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the nine months ended September 30, 2025 and 2024 and our consolidated financial statements for the years ended December 31, 2024 and 2023 and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements.

Overview

Clear Street is a financial infrastructure technology company that has built a cloud-native, end-to-end capital markets platform powered by a single real-time ledger. Our platform supports our clients’ capital markets activity by unifying trading, risk management, and financing on a single platform. As a result, our system provides clients efficient market access plus accurate and real-time visibility into their positions and risk. We connect our infrastructure to banks, clearing houses, depositories, brokers and exchanges to facilitate client activity.

Clear Street’s mission is to give every sophisticated investor access to every asset, in every market, through a unified platform built for speed, transparency and scale. We give our clients the technology, tools, and service once reserved for the largest institutions, rebuilt with modern infrastructure. Our single, cloud-native, end-to-end capital markets platform powers investor growth today and is transforming how they can interact with markets tomorrow.

We began by launching applications for transactions and financing, the two most fundamental functions of capital markets, and then adding supporting applications around these capabilities. Clients can trade by utilizing our EMS application and can clear and custody assets through our Clearing and Custody applications. They can manage their capital requirements on our Risk and Margin applications and automate post-trade events such as option exercises on our Lifecycle Management application. They can then finance positions, optimize collateral, facilitate shorts and generate yield on our Financing and Stock Loan applications. Studio, the client interface of our platform, unifies access to these applications—providing a single environment through which clients interact with our infrastructure via a Clear Street web interface or through Clear Street APIs. Applications form the functional layers of our platform by transforming client activity into value, and clients have the optionality of utilizing the entire suite of applications, or selecting specific ones based on their needs. All applications draw from the same real-time dataset and connect directly to counterparties, exchanges, and clearing houses globally turning trading, risk, and financing into one unified platform.

Catalysts are value-added services that accelerate growth on the platform. Some, such as investment banking and equity research, generate direct revenue. Others, such as corporate access and capital introduction, create value for clients by connecting them to opportunities and counterparties rather than generating revenue directly. In both cases, they bring increased financing and transaction flows into the platform. Most of our activities are on an agency basis, and we do not have material credit or market risk.

We generate revenue primarily across two categories: net financing and transactions.

•

Net financing revenues include (i) net financing generated from customer margin debit, credit and short balances associated with equities, options, futures, and fixed income positions (together, “securities”), as well as net financing generated from security-based swaps in equities (together, “customer margin financing”) and (ii) a combination of collateralized financing, financing trades, and other financing (each as defined under “— Components of Results of Operations-Revenue”), which we use to fund the customer margin financing business. Our net financing revenues are primarily generated from the spread we earn on financing transactions rather than the absolute level of interest rates, as both the rates we charge or pay to clients and the rates at which we fund the balances or borrow the underlying securities are generally indexed to the same reference rate, such as the Overnight Bank Funding Rate. As a result, we have relatively limited exposure to changes in interest rates. See “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for additional detail on our interest rate sensitivity.

More specifically, margin debit balances represent loans extended to clients to purchase securities and are funded through a combination of customer credit balances, secured financing arrangements (including repurchase agreements), and other collateralized borrowings. Client credit balances generate interest income, representing the spread between returns earned on those balances and interest credited to clients. Short balances arise when clients sell securities short, requiring us to borrow the underlying securities and net financing revenues include stock borrow interest earned or paid based on the availability and demand for the securities. When we extend clients long or short exposure to securities synthetically through security-based swaps, we purchase or sell the underlying securities to fully hedge against market risk. Purchases are funded through collateralized financing and financing trades, while sales require us to borrow the underlying securities. See “—Key Performance Metrics—Interest-Bearing Client Balances” for further detail.

•

Transaction revenues include (i) commissions, clearing fees, and locate service fees (together, “transactional fees”), (ii) investment banking income, and (iii) client-pass-through fees. Commission and clearing income represent fees earned, on a per share or per contract basis, for providing trading and clearing services to clients. Locate service fees represent fees earned for providing clients with access to securities available to borrow, typically in connection with short sale activity. Investment banking income includes underwriting revenues from capital-raising activities as well as advisory fees earned in connection with merger and acquisition transactions. Client pass-through fees represent reimbursable expenses primarily related to transaction and market access costs, net, that we charge to our clients.

Please see “—Key Performance Metrics,” “— Components of Results of Operations” and “— Results of Operations” below for additional quantitative and qualitative information.

For the month of September 2025, our platform supported more than $31.3 billion in daily trading activity. As of September 30, 2025 and December 31, 2025, our platform supported more than $17.2 billion and $17.7 billion, respectively, in interest-bearing client balances across equities, options, futures, security-based swaps, foreign exchange, and fixed income. Within U.S. equities, as of September 30, 2025 activity on our platform represented approximately 3.8% of total clearing market volume based on quantity traded for the current fiscal year. Our clients are domiciled in over 66 countries as of September 30, 2025 and we primarily provide them with access to the capital markets in the United States. Our infrastructure is live in the United States, Canada, and the United Kingdom, while our licensing efforts in the European Union and Asia are ongoing. We believe this foundation positions us well to develop new applications, add new clients, increase client engagement with our platform and expand across asset classes and financial instruments and geographies, all while maintaining attractive profitability.

We operate as a single operating segment and single reportable segment, which reflects the manner in which our chief operating decision maker reviews and assesses the performance of the business. The significant segment expenses are consistent with the expenses presented on our consolidated statement of comprehensive income (loss). Our accounting policies are described in Note 2 “Significant Accounting Policies” in the notes to our audited consolidated financial statements and Note 2 “Significant Accounting Policies” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The period-to-period comparisons below of financial results are not necessarily indicative of future results.

Key Factors Driving Our Performance

The following factors, among others described herein, have been important to our business, and we believe they will impact our results of operations and financial condition in future periods:

Further expand footprint within current client personas and reach other market participants: Our infrastructure supports a broad spectrum of client personas — Individuals, Institutions, Intermediaries, and Corporates — yet penetration within these client personas remains low relative to the overall opportunity. In addition, other market participants, such as wealth managers and corporate treasuries, represent attractive new opportunities to expand our reach. Most market participants, including the current makeup of our client base, continue to rely on legacy providers that maintain systems fragmented by asset class, financial instrument or geography. We believe further adoption by these market participants, as well as potential adjacent categories, represents a meaningful opportunity to grow our revenue. Because these potential clients require the same underlying workflows — transactions, financing, and risk management — we believe we can serve them on the same infrastructure without duplicating systems, reinforcing the adoption cycle and expanding our addressable market.

Deepen utilization by existing clients: There is significant opportunity to grow existing clients as they deepen activity on our platform. Many begin with a single workflow (e.g., clearing or financing) and then expand systematically into financing, risk management, or other applications over time without duplicating systems. As clients grow within our platform, they are able to consolidate transactions, balances, and collateral onto a unified infrastructure anchored by a single ledger. This consolidation expands the dataset, deepens reliance on our platform, and creates durable revenue streams. For example, our dataset has expanded more than sixty-fold since the start of 2023, growing from approximately 3 terabytes to over 275 terabytes by September 30, 2025. This growth reflects both new client adoption and the continued consolidation of flows from existing clients onto our infrastructure. In addition, we continue to invest in new applications that can be launched directly on our unified dataset at low incremental cost. Studio, our client-facing user interface, embeds these applications directly into daily client workflows, further reinforcing adoption of our platform. While these initiatives may increase our professional fees and technology-related expenses in the near term, we expect these costs to be outweighed by revenue growth as adoption deepens and application use compounds.

Applications as growth drivers: Our infrastructure is designed to support new applications that launch directly on our unified ledger. Each application monetizes flows at low incremental cost, strengthens the dataset, and demonstrates our platform’s extensibility across asset classes, financial instruments and geographies. Because applications are launched natively on the ledger, the opportunity is not static. The same architecture that supports trading and financing also enables new use cases to be added over time, some already visible today, such as managed stock loans, a type of fully paid lending, and others that can emerge as client needs evolve. The pace of application adoption will continue to affect our business, revenues, operating expenses, and margins.

Operating leverage from unified infrastructure: Our unified infrastructure scales revenues with client activity while reducing marginal costs as adoption grows. Because transactions, balances, and collateral all run on the same infrastructure, more client activities can be conducted across our unified platform, improving yield and capital efficiency. This structure creates operating leverage that expands margins without proportional increases in expenses. For example, during market volatility in April 2025, client volumes doubled from one day to the next, and our infrastructure elastically scaled to handle the load efficiently and without an incremental build. As adoption deepens and clients consolidate additional workflows onto our platform, we expect incremental revenues to continue outpacing incremental costs. The degree to which clients consolidate balances and activity on our platform will therefore remain an important factor in our continued profitability and results of operations.

Acquisitions accelerate expansion: We pursue acquisitions selectively to accelerate adoption of our unified infrastructure and expand the dataset that powers our platform and client workflows. Each acquisition is evaluated for its ability to embed new workflows, meet regulatory requirements, and expand client transactions or financing. For example, in 2023, we purchased BASIS, a proprietary cloud-native futures clearing platform (“BASIS”), and integrated it into our infrastructure in months rather than the years that legacy providers typically require. This demonstrates that our architecture can absorb complex, capital-intensive workflows rapidly and at scale. Further, in 2024, we acquired Fox River’s technology, which brought additional electronic order flow and market data directly onto our platform. In November 2025, we acquired Pulse Prime Technologies Inc. (“Pulse”), an execution management system providing exchange connectivity and algorithms for trading in digital assets. By embedding these acquired capabilities into our ledger, we expanded the dataset available for financing and risk models and accelerated client adoption across the United States and Canada. Similarly, we anticipate that each new future acquisition will be integrated directly, strengthen our infrastructure, compounds the dataset, and prove that new applications can be launched faster and more efficiently. The degree to which we can continue to integrate such acquisitions efficiently in a way that improves our platform will affect our business, revenues, operating expenses and margins.

Evolving regulatory environment: Our business operates in highly regulated markets, and changes to settlement cycles, capital requirements, and transparency standards directly affect demand for modern infrastructure. Legacy providers often require multi-year projects and manual workarounds to adapt, while our unified infrastructure is designed to absorb changes efficiently. For example, when U.S. equity markets transitioned from T+2 to T+1 settlement in May 2024, our infrastructure handled the shift effectively, while we believe many incumbents required extended projects and manual processes. Our ability to adapt quickly to regulatory changes reduces operational risk for clients and reinforces the advantages of a single, cloud-native ledger. Looking ahead, regulatory developments — including potential further reductions in settlement cycles, increased capital requirements, extended trading hours, and global transparency rules — will continue to influence adoption, expenses, and our overall results of operations.

Market activity and volatility: Our revenues are activity-based and scale with client activity. Financing balances and collateral movements, in particular, provide durable revenues that persist across market cycles and are structurally more durable than transaction volumes alone. Periods of heightened volatility may increase trading volumes and collateral movements, while periods of lower volatility may reduce them. These fluctuations are expected, but the durability of financing flows and our expanding dataset provide resilience across cycles. Along with our ability to efficiently launch new applications, expand across asset classes and financial instruments and expand into new geographies, the adoption of our unified infrastructure therefore creates a foundation for more predictable and compounding revenues over time.

Key Performance Metrics

We monitor the following key performance and financial metrics to help us evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions.

Interest-Bearing Client Balances

We measure the total interest-bearing client balances as the average daily balances held in client accounts that generate net financing revenues, including margin, cash and securities balances, during the period. We believe average daily interest-bearing client balances provide a critical indicator of platform engagement and our ability to generate net financing revenues.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2025	2024	2024	2023
Interest-bearing client balances	$13,217,831	$7,013,391	$7,814,722	$2,577,375

Our interest-bearing client balances increased by $6.2 billion, or 88%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Our interest-bearing client balances increased by $5.2 billion, or 203%, for 2024 compared to 2023. The increase in interest-bearing client balances was driven by (i) client growth and extension of our applications to new asset classes and financial instruments, which led to an increase in customer margin financing activity in security-based swaps, which was launched in March 2023, from $4.0 billion for the nine months ended September 30, 2024 to $7.4 billion for the nine months ended September 30, 2025, and futures, which was launched in May 2024, from $0.1 billion for the nine months ended September 30, 2024 to $1.2 billion for the nine months ended September 30, 2025, as well as (ii) deeper penetration of existing applications, such as equities which increased from $2.8 billion for the nine months ended September 30, 2024 to $4.5 billion for the nine months ended September 30, 2025. From 2023 to 2024, interest-bearing client balances in security-based swaps, futures, and equities, increased from $0.2 billion to $4.5 billion, from nil to $0.3 billion, and from $2.4 billion to $3.0 billion, respectively. We believe this increase highlights the scalability of our business model and the diversification of revenue sources beyond transaction revenues.

Transaction Volume

We measure transaction volume using two related indicators: (i) ADT, which represents the average number of trades cleared and/or executed by us per day during the period, and (ii) ADV, which represents the average number of shares or contracts cleared and/or executed by us per day during the period. We generally earn transaction revenues on a per-share or per-contract basis, making ADV a more direct indicator of revenue generation than ADT. However, together, these metrics highlight both the operational capacity of our platform and the revenue opportunity from increased client trading activity, and we believe these metrics provide insight into platform activity and our ability to generate transaction revenues.

	Nine Months Ended September 30,		Year Ended December 31,
	2025	2024	2024	2023
Average daily trades	4,051,090	2,163,479	2,442,633	1,872,477
Average daily volume	607,662,022	331,819,446	364,780,295	269,267,466

ADT increased by 1.9 million, or 87%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. ADT increased by 0.6 million, or 30%, for 2024 compared to 2023. The increases in ADT for the nine months ended September 30, 2025 and December 31, 2024 demonstrate the scalability of our cloud-native architecture and our ability to process a growing number of transactions across asset classes and financial instruments. In addition, ADV increased by 275.8 million, or 83%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. ADV increased by 95.5 million, or 35%, for 2024 compared to 2023. While ADV was relatively flat throughout 2023, ADV started picking up significantly in 2024 when it rose from 337.2 million in January 2024 to 503.0 million in December 2024, driven by client growth and an uptick in activity by existing clients, along with our acquisition of the Fox River technology, which brought additional electronic order flow to our platform. In April 2025, when volatility spiked in the capital markets, ADV experienced a 28% increase as compared to the prior month, allowing us to capture additional market share which was sustained when volatility normalized. This, along with the launch of clearing for market makers in 2025, continued client growth and more activity by existing clients contributed to the increase in ADV for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. While ADV continues to be primarily driven by equities, which have been responsible for approximately 85% of total ADV during the periods presented, other asset classes and financial instruments have expanded at the same pace, such as ADV in options, which has increased by 294% from January 2023 to September 2025.

Components of Results of Operations

Revenues

We generate revenues through net financing revenues, transaction revenues, and other revenues from client activity on our platform.

Net financing revenues include (i) net financing generated from client margin debit, credit and short balances, associated with security-based swaps in equities, options, futures, and fixed income positions, and realized and unrealized gains or losses on security-based swaps in equities along with the realized and unrealized gains or losses generated from equities that hedge these security-based swaps (together, “customer margin financing”), (ii) net interest earned from cash deposits held at clearing organizations, brokers and banks, net of interest paid on operational lines of credit (together “other financing”), and (iii) net interest earned from collateralized financing transactions, including securities resale and repurchase agreements and stock borrow and loan agreements (together “collateralized financing”). In direct support of our financing business, we may buy or sell financial instruments which are measured at fair value (together, “financing trades”).

Transaction revenues consist primarily of (i) commission and clearing income, (ii) investment banking income, and (iii) client-pass-through fees. Commission and clearing income represent fees earned, on a per share or per contract basis, for providing trading and clearing services to clients. Investment banking fees include underwriting revenues from capital-raising activities as well as advisory fees earned in connection with merger and acquisition transactions. Other fee income is derived primarily from fees earned for providing clients with access to securities available to borrow, typically in connection with short sale activity (“securities locate services”), and reimbursable expenses primarily related to transaction and market access costs, net, that we charge to our clients (“client pass-through fees”).

Other revenues consist primarily of subscription fees earned from clients for access to our proprietary platform and related services.

Expenses

Our expenses are comprised of the following components:

Compensation and benefits primarily include salaries, bonuses, payroll tax, severance and equity-based compensation expense. Reported compensation expense excludes compensation expense included in capitalized internal use software as we continue to invest into the development of our cloud-native architecture.

Transaction and market access costs, net include fees paid to clearing houses, brokerages, exchanges and other trading venues in connection with the routing and settlement of trades, net of rebates. Rebates consist of volume discounts or payments we receive from these venues in connection with orders that add or remove liquidity.

Technology and market data  includes costs associated with building and maintaining our technology infrastructure and accessing market data. Technology-related costs primarily relate to our cloud infrastructure, software, and connectivity to trading venues. Market data expenses include costs related to market data and reference data feeds.

Professional Fees, marketing, and other  primarily includes costs associated with professional fees, marketing, occupancy, travel and related expenses. These are primarily discretionary and fluctuate with growth initiatives, such as regulatory support, platform expansion, and branding.

Amortization expense primarily relates to internally developed software and acquired intangibles, such as technology and client relationships.

Depreciation expense primarily relates to equipment. These are non-cash charges reflecting past investments in building our platform.

Interest expense on borrowings primarily includes costs associated with our outstanding Senior Unsecured Notes.

Gain on termination of lease consists of a gain recognized in fiscal year 2023 from the termination of a lease. This item was non-recurring and unrelated to ongoing platform operations.

Loss from change in fair value of warrant liability  consists of the non-cash loss related to the change in fair value of a warrant granted to one of our stockholders to purchase 9.0 million additional shares of Series B-1 Preferred Stock at $8.35 per share (the “VC Right to Purchase”). During October 2025, the stockholder exercised the remainder of the VC Right to Purchase in full. See Note 5 “Fair Value Measurement,” Note 10 “Temporary Equity, Stockholders’ Equity and Earnings Per Share” and Note 19 “Subsequent Events” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

Income tax expense In the United States, we are subject to federal, state and local taxes on our taxable income, which includes of the taxable income from CSH LLC, which is treated as disregarded as separate from us for U.S. tax purposes. For the years ended December 31, 2024 and 2023, CSH LLC was treated as a partnership for U.S. tax purposes and, accordingly, the partnership’s income or loss was passed through to, and included in the taxable income of, the members of CSH LLC, including us. Our subsidiaries outside of the United States are taxed in their local jurisdictions in which they operate. See Note 2 “Significant Accounting Policies” and Note 13 “Income Taxes” in the notes to our audited consolidated financial statements and Note 2 “Significant Accounting Policies” and Note 13 “Income Taxes” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

Net income from discontinued operations includes the results of our proprietary trading business, which we divested, along with related technology and equipment, effective March 31, 2024. See Note 18 “Discontinued Operations” in the notes to our audited consolidated financial statements and Note 17 “Discontinued Operations” in notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

Results of Operations

Comparison of the Nine Months Ended September 30, 2025 and 2024

For the nine months ended September 30, 2025 and 2024, our results of operations were as follows:

	Nine Months Ended September 30,		Change 2025 vs. 2024
($ in thousands)	2025	2024	$	%
Revenues
Net financing revenues	$515,711	$210,558	$305,153	145
Transaction revenues	267,130	90,333	176,797	196
Other revenues	866	990	(124)	(13)

Net revenues	783,707	301,881	481,826	160
Expenses
Compensation and benefits	$239,235	$124,768	$114,467	92
Transaction and market access costs, net	82,747	46,853	35,894	77
Technology and market data	49,726	28,780	20,946	73
Professional fees, marketing and other	50,714	28,427	22,287	78
Amortization and depreciation	25,664	20,404	5,260	26
Interest expense on borrowings	11,043	6,558	4,485	68

Total operating expenses	459,129	255,790	203,339	79

Operating income (loss)	324,578	46,091	278,487	604
Loss from change in fair value of warrant liability	(87,186)	—	(87,186)	n/m
Income (loss) from continuing operations before income tax expense	237,392	46,091	191,301	415

Income tax expense (benefit)	80,196	5,386	74,810	n/m

Income from continuing operations	157,196	40,705	116,491	286
Discontinued operations:
Net income from discontinued operations	—	8,042	(8,042)	(100)
Net income (loss)	157,196	48,747	108,449	222
Net income (loss) attributable to noncontrolling interests	—	24,991	(24,991)	(100)
Net income attributable to redeemable noncontrolling interests	—	3,076	(3,076)	(100)

Net income (loss) attributable to Clear Street Group Inc.	$157,196	$20,680	$136,516	660

n/m is defined as “not meaningful.”

Revenues

Revenues increased $481.8 million, or 160%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024.

•

Net financing revenues  increased $305.2 million, or 145%, for the nine months ended September 30, 2025 compared to nine months ended September 30, 2024. Growth was primarily driven by the continued increase in interest-bearing client balances in equities and equity derivatives on the platform from new and existing clients, as well as the ramp up of the futures business which we launched in 2024. The increase in equities and equity derivatives was primarily driven by security-based swaps, which along with futures, are applications that generate a higher return on our platform, leading to an increase in overall returns. See below for a breakdown of net financing revenues categorized by type of asset class and financial instrument:

	Nine Months Ended September 30,		Change 2025 vs. 2024
($ in thousands)	2025	2024	$	%
Net Financing Revenues
Equities and equity derivatives(1)	483,783	193,450	290,333	150
Fixed income	13,146	14,326	(1,180)	(8)
Futures	18,782	2,782	16,000	575
Total Net Financing Revenues	$515,711	$210,558	$305,153	145

(1)	Equity derivatives include security-based swaps and options.

•

Transaction revenues  increased $176.8 million, or 196%, for the nine months ended September 30, 2025 compared to nine months ended September 30, 2024. Approximately $73.4 million of the increase was attributable to higher transactional fees and client pass-through fees resulting from increased client activity on our platform. The increase was driven by a $30.0 million increase in commissions, a $21.1 million increase in client pass-through fees and a $12.7 million increase in locate service fees. Commissions benefited from the successful integration of the Fox River technology into our electronic trade execution offering which overall increased revenues by $20.9 million year-over-year. In addition, clearing income increased by $7.9 million, including $4.3 million in futures, a business we launched in 2024, and $1.3 million from market makers, a business we launched in 2025. Locate service fees increased primarily due to elevated short interest by the Individuals client persona. The remaining $103.5 million was attributable to higher investment banking revenues, primarily from an increase in equity capital markets transactions during the period. See below for a breakdown of transaction revenues by service:

	Nine Months Ended September 30,		Change 2025 vs. 2024
($ in thousands)	2025	2024	$	%
Transaction Revenues
Transactional fees	97,255	45,028	52,227	116
Investment banking	116,020	12,546	103,474	825
Pass-through fees	53,855	32,759	21,096	64
Total Transaction Revenues	$267,130	$90,333	$176,797	196

•

Other revenues  decreased by $0.1 million, or 13%, for the nine months ended September 30, 2025 compared to nine months ended September 30, 2024, however the absolute amount remained immaterial relative to total revenues.

Expenses

Total operating expenses increased $203.3 million, or 79%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024.

•

Compensation and benefits  increased $114.5 million, or 92%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, reflecting continued business growth and increased profitability. Personnel costs rose by $126.9 million due to an increase in headcount, primarily driven by our global expansion, our continued

investment in engineering resources to build capacity and functionality, and an increase in bonuses as a result of the business’ year-to-date performance in 2025, partially offset by a $12.4 million increase in capitalized internal-use software, which reduced reported compensation expense.

•

Transaction and market access costs, net  increased by $35.9 million, or 77%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, reflecting higher client activity and volumes. Notwithstanding this increase, transaction and market access costs increased at a slower rate than transaction revenues, reflecting operating leverage from higher volumes and ongoing optimization of execution venues and more efficient routing, resulting in improved unit economics.

•

Technology and market data  increased $20.9 million, or 73%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, reflecting continued investments in our cloud-native architecture to support growth, product and geographical expansion, and scalability, as well as increased adoption of third-party systems supporting corporate and operational functions. These investments enhance automation, reporting capabilities, and governance as the organization scales. The increase included $9.1 million in software and subscriptions, $5.6 million in cloud and connectivity costs, and $5.1 million in market data.

•

Professional fees, marketing and other  increased $22.3 million, or 78%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Professional fees increased by $7.5 million, reflecting continued investment in our growth and global expansion, including regulatory and licensing-related advisory services for new registrations and client onboarding in multiple jurisdictions, as well as incremental audit and consulting support associated with IPO readiness. Occupancy costs increased by $3.9 million, regulatory fees rose by $2.9 million, and marketing expenses increased by $1.4 million as we continued to scale our operations. Other expenses relate to insurance, bank service fees and non-income taxes which all increased as well.

•

Amortization and depreciation  increased $5.3 million, or 26%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Of this, $3.3 million related to higher amortization of capitalized internal-use software reflecting ongoing platform development. The remainder was primarily attributable to amortization of intangibles recognized in acquisitions and asset purchases.

•

Interest expense on borrowings  increased $4.5 million, or 68%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, primarily due to additional interest paid on the 2029 Notes.

•

Loss from change in fair value of warrant liability  was $87.2 million for the nine months ended September 30, 2025 compared to no corresponding loss in the nine months ended September 30, 2024. The warrant liability relates to one of our stockholders’ right to purchase additional shares of Series B-1 Preferred Stock at $8.35 per share. During October 2025, the stockholder exercised all of the warrants that had been unexercised at September 30, 2025. See Note 5 “Fair Value Measurement,” Note 10 “Temporary Equity, Stockholders’ Equity and Earnings Per Share” and Note 19 “Subsequent Events” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information on the warrant liability.

•

Income tax expense  increased $74.8 million for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, primarily driven by improved operating results during the period. The effective tax rate of 33.9% for the nine months ended September 30, 2025 was higher than the U.S. federal statutory rate of 21.0% primarily due to a permanent difference for the change in fair value of warrant liability, state and local taxes and a change in the valuation allowance against net operating losses. The effective tax rate of 11.7% for the nine months ended September 30, 2024 was lower than the U.S. federal statutory rate of 21.0% primarily due to the effect of non-controlling interest partially offset by state and local taxes.

•

Net income from discontinued operations  decreased $8.0 million, or 100%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The 2024 results were generated through March 31, 2024, the effective date of the divestiture of our legacy proprietary trading business, Consequently, there were no discontinued operations in 2025.

Comparison of the Years Ended December 31, 2024 and 2023

For the years ended December 31, 2024 and 2023, our results of operations were as follows:

	Years Ended December 31,		Change 2024 vs. 2023
($ in thousands)	2024	2023	$	%
Revenues
Net financing revenues	$325,704	$100,935	$224,769	223
Transaction revenues	136,698	93,719	42,979	46
Other revenues	1,207	1,137	70	6

Net revenues	463,609	195,791	267,818	137
Expenses
Compensation and benefits	170,002	87,976	82,026	93
Transaction and market access costs, net	72,965	48,919	24,046	49
Technology and market data	42,617	30,238	12,379	41
Professional fees, marketing and other	47,046	27,432	19,614	72
Amortization and depreciation	29,236	19,491	9,745	50
Interest expense on borrowings	10,039	8,150	1,889	23

Total operating expenses	371,905	222,206	149,699	67

Operating income (loss)	91,704	(26,415)	118,119	n/m
Gain on the termination of lease	—	1,835	(1,835)	n/m
Income (loss) from continuing operations before income tax expense	91,704	(24,580)	116,284	n/m

Income tax expense (benefit)	10,618	(714)	11,332	n/m

Income (loss) from continuing operations	81,086	(23,866)	104,952	n/m
Discontinued operations:
Net income from discontinued operations	8,042	6,032	2,010	33

Net income (loss)	89,128	(17,834)	106,962	n/m
Net income (loss) attributable to noncontrolling interests	46,257	(20,388)	66,645	n/m
Net income attributable to redeemable noncontrolling interests	3,493	7,578	(4,085)	(54)

Net income (loss) attributable to Clear Street Group Inc.	$39,378	$(5,024)	$44,402	n/m

n/m is defined as “not meaningful.”

Revenues

Revenues increased $267.8 million, or 137%, for 2024 compared to 2023, led by adoption-driven financing flows, increased transaction activity, and new platform catalysts that are additive to the base.

•

Net financing revenues increased $224.8 million, or 223%, for 2024 compared to 2023. Growth was primarily driven by an increase in net financing earned on equities and equity derivatives as a result of higher interest-bearing client balances on the platform from new clients and existing clients adding more to their balances. We also generated a larger portion of revenue from applications that generate a higher return on our platform, such as equity derivatives and to a lesser extent futures, compared to the prior period, leading to an increase in overall returns. See below for a breakdown of net financing revenues by asset class and financial instrument:

	Years Ended December 31,		Change 2024 vs. 2023
	2024	2023	$	%
($ in thousands)
Net Financing Revenues
Equities and equity derivatives(1)	299,415	92,421	206,994	224
Fixed income	19,398	8,514	10,884	128
Futures	6,891	—	6,891	n/m
Total Net Financing Revenues	$325,704	$100,935	$224,769	223

(1)	Equity derivatives include security-based swaps and options.

•

Transaction revenues increased $43.0 million, or 46%, for 2024 compared to 2023. Approximately $28.4 million in the increase was due to higher client activity on the platform, which resulted in an $8.8 million increase in transactional fees and a $19.6 million increase in client pass-through fees. The increase in transactional fees was driven by a $4.7 million increase in commissions and a $2.2 million increase in clearing fees - both primarily in equities. In addition to new clients onboarding to the existing platform, we also generated $2.6 million in additional commissions from Fox River’s technology which we acquired as of September 30, 2024, and brought additional electronic order flow to our platform. The remaining $14.6 million resulted from the successful launch of investment banking, a catalyst which both generated its own transaction revenues and introduced new client flows into other applications on our platform. See below for a breakdown of transaction revenues by service:

	Years Ended December 31,		Change 2024 vs. 2023
	2024	2023	$	%
($ in thousands)
Transaction Revenues
Transactional fees	67,871	59,023	8,848	15
Investment banking	15,516	952	14,564	1530
Pass-through fees	53,311	33,744	19,567	58
Total Transaction Revenues	$136,698	$93,719	$42,979	46

•	Other revenues increased by $0.1 million, or 6%, for 2024 compared to 2023, however the absolute amount remained immaterial relative to total revenues.

Expenses

Total operating expenses increased $149.7 million, or 67%, in 2024 compared to 2023, well below our revenue growth rate.

•

Compensation and benefits increased $82.0 million, or 93%, for 2024 compared to 2023, reflecting business growth and profitability. Personnel costs rose $96.3 million due to an increase in headcount, primarily driven by demand for engineering resources to build capacity and functionality, and an increase in bonuses as a result of the business’ performance in 2024, partially offset by a $14.2 million increase in capitalized internal-use software, which reduced reported compensation expense.

•

Transaction and market access costs, net increased by $24.0 million, or 49% for 2024 compared to 2023, primarily due to a $25.0 million increase in SEC transaction fees, which we are required to remit in connection with client trading activity, and are fully passed through to clients. Our other transaction and market access costs, net declined year-over-year despite higher transaction volumes. The decline was primarily driven by a more favorable product and venue mix, as a larger share of trades settled in lower-cost venues. Enhancements to our smart order routing and internal netting further improved efficiency, reducing reliance on fragmented external processes, which in turn reduced costs. These investments expand the capacity and resilience of our unified dataset and once in place, they support higher volumes and more workflows without a proportional growth in cost.

•

Technology and market data increased $12.4 million, or 41%, for 2024 compared to 2023, reflecting investments in our cloud-native architecture. The increase included $4.8 million in cloud and connectivity costs, $5.2 million in software subscriptions, and $1.7 million in market data.

•

Professional fees, marketing and other increased $19.6 million, or 72%, for 2024 compared to 2023. Professional fees rose by $7.8 million, primarily from specialized consultants engaged to support platform expansion alongside our growth initiatives. Marketing expenses increased by $2.6 million, occupancy costs rose by $1.7 million, and regulatory fees increased by $0.8 million as we scaled our operations.

•

Amortization and depreciation increased $9.7 million, or 50%, for 2024 compared to 2023. Of this, $8.0 million related to higher amortization of capitalized internal-use software, reflecting ongoing platform development. The remainder was primarily attributable to amortization of intangibles recognized in acquisitions and asset purchases.

•

Interest expense on borrowings increased $1.9 million, or 23%, for 2024 compared to 2023, primarily due to term borrowings issued in 2024 in the form of 2029 Notes, which contributed $1.7 million of incremental interest paid to holders of our 2029 Notes.

•	Gain on the termination of lease decreased $1.8 million, or 100%, for 2024 compared to 2023, reflecting a gain recognized in 2023 when a lease was terminated and renegotiated.

•

Income tax expense (benefit) increased $11.3 million for 2024 compared to 2023. The effective tax rate rose to 11.6% in 2024 from 3.0% in 2023, driven by higher state and local taxes, a larger valuation allowance against foreign net operating losses, and a reduction in the return-to-provision tax benefit reflected in 2023.

•

Net income from discontinued operations increased $2.0 million, or 33% for 2024 compared to 2023. The 2024 results were generated through March 31, 2024, the effective date of the divestiture of our legacy proprietary trading business, and were comparable to a full prior year.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, prepared in accordance with GAAP, we present the non-GAAP financial measures described below. These measures are not presented in accordance with GAAP and should not be viewed as an alternative to net income (loss) from continuing operations, or any other GAAP performance measure. Accordingly, they should be considered together with, and not as a substitute for, our consolidated GAAP financial statements.

We present Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income (loss) because we view them as important supplemental measures of operating performance. We believe these non-GAAP financial measures are useful to securities analysts, investors, and other interested parties in evaluating our results. Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income (loss) allow for an assessment of ongoing platform performance without the effect of (cash and non-cash) charges that do not relate to the core operations of our business.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income (loss) adjusted for:

•	Interest expense on borrowings;

•	Amortization and depreciation expense;

•	Income tax expense (benefit);

•	Share-based compensation expense; and

•	Loss from change in fair value of warrant liability.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by Net revenues for the same period.

These charges do not relate to the core operations of our business. We believe Adjusted EBITDA and Adjusted EBITDA margin highlight trends in our core operating performance that are not apparent from GAAP results alone. These measures help illustrate how revenues from client activity scale against our largely fixed cost base, demonstrating operating leverage.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as financial measures, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•

Although amortization and depreciation expenses are non-cash charges, the assets being amortized and depreciated may have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA and Adjusted EBITDA margin do not reflect share-based compensation expense and related taxes. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy and significantly influenced by factors outside of our control, such as market volatility and the timing, size, and terms of equity awards granted;

•	Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in our cash requirements for our working capital;

•	Adjusted EBITDA and Adjusted EBITDA margin may exclude one-time non-routine items; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA margin differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including net income (loss), net income (loss) margin and our other GAAP results.

The following table shows a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to the most comparable GAAP measure, net income (loss) and net income (loss) margin, respectively, for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)	2025	2024	2024	2023
Net income (loss)	$157,196	$48,747	$89,128	$(17,834)
Net income (loss) margin	20.1%	16.1%	19.2%	(9.1)%

Non-GAAP adjustments:
Interest expense on borrowings	11,043	6,558	10,039	8,150
Amortization and depreciation	25,664	20,404	29,236	19,491
Income tax expense (benefit)	80,196	5,386	10,618	(714)
Share-based compensation expense(1)	1,532	2,964	3,890	(214)
Loss from change in fair value of warrant liability(2)	87,186	—	—	—
Adjusted EBITDA	$362,817	$84,059	$142,911	$8,879
Net revenues	783,707	301,881	463,609	195,791

Adjusted EBITDA margin	46.3%	27.8%	30.8%	4.5%

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents the loss from the change in fair value of the VC Right to Purchase warrant liability.

For the nine months ended September 30, 2025, Adjusted EBITDA increased $278.8 million compared to 2024, reflecting revenue growth. Revenues increased 160% nine months over nine months, while costs, across all categories, scaled more slowly due to efficiencies of our unified dataset.

For the year ended December 31, 2024, Adjusted EBITDA increased $134.0 million compared to 2023, reflecting both rapid revenue growth and the early effects of operating leverage. Revenues increased 137% year over year, while many costs, particularly transaction costs and technology, scaled more slowly due to efficiencies of our unified dataset.

This expansion of Adjusted EBITDA underscores the economics of the platform: activity-linked revenues compounding with adoption, supported by a cost base that does not grow in line with volumes. We believe adjusted EBITDA as presented provides a meaningful understanding of our consolidated historical operating results as a representation of our future structure when all earnings are attributable to common shareholders.

Adjusted Net Income (Loss)

Adjusted net income (loss) is defined as net income (loss) adjusted for:

•	Share-based compensation expense;

•	Amortization related to acquisitions;

•	Loss from change in fair value of warrant liability; and

•	Tax impact of non-GAAP adjustments to net income (loss)

Because these charges do not relate to the core operations of our business, we believe Adjusted net income (loss) therefore provides a more meaningful comparison of past, present, and future operating results of our platform, as well as a more useful financial comparison to our peers.

Adjusted net income (loss) has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

Although amortization related to acquisitions are non-cash charges, the assets being amortized may have to be replaced in the future, and Adjusted net income (loss) does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted net income (loss) does not reflect share-based compensation expense and related taxes. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy and significantly influenced by factors outside of our control, such as market volatility and the timing, size and terms of equity awards granted;

•	Adjusted net income (loss) may exclude one-time non-routine items; and

•	Other companies, including companies in our industry, may calculate Adjusted net income (loss) differently, which reduces its usefulness as a comparative measure.

The following table shows a reconciliation of Adjusted net income (loss) to the most comparable GAAP measure, net income (loss), for the periods presented:

	Nine Months Ended September 30,		Years Ended December 31,
($ in thousands)	2025	2024	2024	2023
Net income (loss)	$157,196	$48,747	$89,128	$(17,834)
Non-GAAP adjustments:
Share-based compensation expense(1)	1,532	2,964	3,890	(214)
Amortization related to acquisitions(2)	7,155	5,760	8,180	6,498
Loss from change in fair value of warrant liability(3)	87,186	—	—	—
Tax impact of non-GAAP adjustments to net income (loss)	(2,030)	(6,985)	(13,165)	1,986

Adjusted net income (loss)(4)	$251,039	$50,486	$88,033	$(9,564)

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents amortization expense related to intangible assets recognized in connection with acquisitions, including client relationships, developed technology, and trade names.
(3)	Represents the loss from the change in fair value of the VC Right to Purchase warrant liability.
(4)

For purposes of calculating Adjusted net income (loss), we have presented our results as if all member units of CSH LLC were converted into Class A common stock (as if the termination of the Up-C structure was enacted on January 1, 2023) and the adjusted results would be subject to U.S. federal corporate income tax.

For the nine months ended September 30, 2025, Adjusted net income (loss) increased by $200.6 million compared to 2024 for the reasons discussed above with respect to Adjusted EBITDA.

For the year ended December 31, 2024, Adjusted net income (loss) increased by $97.6 million compared to 2023 for the reasons discussed above with respect to Adjusted EBITDA.

Quarterly Results of Operations and Other Financial Data

The following tables set forth our historical unaudited quarterly consolidated statements of comprehensive income (loss) of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements.

Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial dataset forth below should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
(in thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Revenues
Net financing revenues	$208,339	$171,781	$135,591	$115,146	$109,409	$59,285	$41,864
Transaction revenues	128,252	83,004	55,906	46,365	40,648	29,612	20,073
Other revenues	309	292	233	217	225	564	201

Net revenues	336,900	255,077	191,730	161,728	150,282	89,461	62,138
Expenses
Compensation and benefits	110,594	78,548	50,093	45,234	60,933	36,578	27,257
Transaction and market access costs, net	21,505	26,984	34,258	26,112	22,114	13,815	10,924
Technology and market data	17,860	17,710	14,156	13,837	10,424	9,844	8,512
Professional fees, marketing and other	21,315	16,181	13,218	18,619	9,591	10,244	8,592
Amortization and depreciation	9,601	8,395	7,668	8,832	6,746	7,133	6,525
Interest expense on borrowings	4,107	3,549	3,387	3,481	2,186	2,186	2,186

Total operating expenses	184,982	151,367	122,780	116,115	111,994	79,800	63,996
Operating income (loss)	151,918	103,710	68,950	45,613	38,288	9,661	(1,858)
Loss from change in fair value of warrant liability	(18,875)	(25,485)	(42,826)	—	—	—	—

Income (loss) from continuing operations before income tax expense	133,043	78,225	26,124	45,613	38,288	9,661	(1,858)
Income tax expense (benefit)	37,169	25,360	17,667	5,232	4,137	1,171	78
Income (loss) from continuing operations	95,874	52,865	8,457	40,381	34,151	8,490	(1,936)
Discontinued operations:
Net income from discontinued operations	—	—	—	—	—	—	8,042
Net income (loss)	95,874	52,865	8,457	40,381	34,151	8,490	6,106

	Three Months Ended
(in thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income / (loss) attributable to noncontrolling interests	—	—	—	21,266	18,982	3,415	2,594
Net income / (loss) attributable to redeemable noncontrolling interests	—	—	—	417	976	984	1,116
Net income (loss) attributable to Clear Street Group Inc.	$95,874	$52,865	$8,457	$18,698	$14,193	$4,091	$2,396

Other Financial Data

The following tables set forth our key performance metrics for the quarters indicated. Our historical results are not necessarily indicative of future operating results, and our quarterly metrics are not necessarily indicative of the metrics to be expected for the full year or any other period. The quarterly metrics forth below should be read together with our annual metrics included elsewhere in this prospectus.

Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income (loss) are non-GAAP financial measures. We believe that the key performance metrics and non-GAAP financial measures, together with GAAP financial measures, such as net income (loss), are useful to securities analysts, investors, and other interest parties in evaluating our results, and are helpful in assessing our ongoing platform performance without the effect of (cash and non-cash) charges that do not relate to the core operations of our business.

($ in thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Interest-bearing client balances	$16,208,303	$12,500,764	$10,885,939	$10,201,293	$9,002,826	$7,401,872	$4,613,614
Average daily trades	4,254,234	4,127,577	3,762,138	3,262,648	2,265,349	2,073,028	2,150,015
Average daily volume	667,211,477	616,742,512	536,744,413	461,602,792	317,856,455	350,959,816	326,701,216

The following table shows a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to the most comparable GAAP measures, net income (loss) and net income (loss) margin, respectively, for the periods presented:

($ in thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income (loss)	$95,874	$52,865	$8,457	$40,381	$34,151	$8,490	$6,106
Net income (loss) margin	28.5%	20.7%	4.4%	25.0%	22.7%	9.5%	9.8%
Non-GAAP adjustments:
Interest expense on borrowings	4,107	3,549	3,387	3,481	2,186	2,186	2,186
Amortization and depreciation	9,601	8,395	7,668	8,832	6,746	7,133	6,525
Income tax expense (benefit)	37,169	25,360	17,667	5,232	4,137	1,171	78
Share-based compensation expense(1)	484	524	524	926	1,730	1,174	60
Loss from change in fair value of warrant liability(2)	18,875	25,485	42,826	—	—	—	—
Adjusted EBITDA	$166,110	$116,178	80,529	$58,852	$48,950	$20,154	$14,955
Net revenues	336,900	255,077	191,730	161,728	150,282	89,461	62,138
Adjusted EBITDA margin	49.3%	45.5%	42.0%	36.4%	32.6%	22.5%	24.1%

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents the loss from the change in fair value of the VC Right to Purchase warrant liability.

The following table shows a reconciliation of Adjusted net income (loss) to the most comparable GAAP measure, net income (loss), for the periods presented:

($ in thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net income (loss)	$95,874	$52,865	$8,457	$40,381	$34,151	$8,490	$6,106
Non-GAAP adjustments:
Share-based compensation expense(1)	484	524	524	926	1,730	1,174	60
Amortization related to acquisitions(2)	2,385	2,385	2,385	2,420	1,946	1,946	1,867
Loss from change in fair value of warrant liability(3)	18,875	25,485	42,826	—	—	—	—
Tax impact of non-GAAP adjustments to net income (loss)	(671)	(680)	(680)	(6,180)	(5,316)	(1,566)	(104)

Adjusted net income (loss)(4)	$116,947	$80,579	$53,512	$37,547	$32,511	$10,044	$7,929

(1)	Share-based compensation expense consists primarily of costs associated with equity awards granted to employees.
(2)	Represents amortization expense related to intangible assets recognized in connection with acquisitions, including client relationships, developed technology, and trade names.
(3)	Represents the loss from the change in fair value of the VC Right to Purchase warrant liability.
(4)

For purposes of calculating Adjusted net income (loss), we have presented our results as if all member units of CSH LLC were converted into Class A common stock (as if the termination of the Up-C structure was enacted on January 1, 2023) and the adjusted results would be subject to U.S. federal corporate income tax.

Liquidity and Capital Resources

As of September 30, 2025, total assets were $72.7 billion, of which approximately 99.6% were considered liquid. As of December 31, 2024, total assets were $55.6 billion, of which approximately

99.7% were considered liquid. Our assets consist primarily of cash, financial instruments owned, at fair value, collateralized agreements, receivables from broker-dealers and clearing organizations, and receivables from clients.

Our principal sources of liquidity are our cash and cash equivalents, including cash from operations, and investments in other highly liquid assets. Our primary uses of funds arise from fluctuations in our working capital requirements, acquisitions, debt service obligations and capital expenditures.

As of September 30, 2025, we had $515.0 million in available committed borrowing capacity under the Revolving Credit Agreement (as defined below), $200.0 million in uncommitted borrowing capacity under the Uncommitted Credit Agreement (as defined below), and $55.0 million in available committed borrowing capacity under the UK Facility (as defined below), available cash of $327.4 million and cash segregated under federal and other regulations of $532.4 million.

As of December 31, 2024, we had $515.0 million in available committed borrowing capacity under the Revolving Credit Agreement (as defined below) and $200.0 million in uncommitted borrowing capacity under the Uncommitted Credit Agreement (as defined below), available cash of $273.9 million and cash segregated under federal and other regulations of $183.1 million.

We maintain formal liquidity risk policies and procedures covering capital planning, liquidity management, contingency funding, cash management, and financial operations across Clear Street Group Inc. and its subsidiaries. Oversight rests with the Asset and Liability Committee (“ALCO”), which is comprised of senior management and supported by our Treasury and Risk functions. Together, these groups manage the use of capital, funding sources, and liquidity exposures, set tolerances and limits, and facilitate timely responses to changes in the macroeconomic environment or liquidity conditions.

Capital allocation decisions are guided by our risk management principles, anticipated requirements for current and future activities, regulatory capital requirements, and projected profitability. Liquidity needs and collateral levels are monitored daily to ensure an appropriate liquidity cushion is maintained in the form of cash and unencumbered high-quality liquid assets. We actively manage excess liquidity and maintain borrowing capacity through secured financing markets, and credit facilities with banking partners.

Our liquidity risk management framework includes periodic stress testing, designed to evaluate resilience under both market-wide and idiosyncratic stress scenarios. In addition, we maintain a Contingency Funding Plan (“CFP”) that sets early warning indicators, escalation protocols, and tiered funding sources to support the firm during stress periods. The CFP is reviewed and approved annually by the ALCO and the Risk Committee.

Our capital resources consist primarily of equity capital, retained earnings, holding company debt and secured and unsecured funding arrangements. In addition to supporting operations and future expansion, we believe capital strength enhances confidence among clients, counterparties, and regulators.

Based on our current level of operations, available liquidity, and borrowing capacity, we believe our cash flows from operations, cash and cash equivalents, and available borrowings under our Revolving Credit Agreement and term borrowings will be adequate to meet future liquidity needs for the next twelve months. If additional expenditures arise, we may seek incremental equity or debt financing. The sale of additional equity would result in dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for covenants that would restrict our operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on factors discussed under “Risk Factors.”

Debt Facilities

Revolving Credit Agreements

On December 4, 2020, CS LLC entered into a revolving credit agreement (as amended and restated from time to time, the “Revolving Credit Agreement”) with a consortium of banks, one of which is BMO Bank which arranged the facility, which provides for a revolving credit facility (the “Committed Facility”) of up to $515.0 million, which was extended through November 6, 2026 with an amended limit of up to $980.0 million on November 7, 2025. The Committed Facility consists of five borrowing bases: (i) Borrowing Base A, which is available to finance the purchase and settlement of securities, (ii) Borrowing Base B, which is available to fund margin deposits with the NSCC, (iii) Borrowing Base C, which is available to fund, under certain circumstances, client withdrawals, (iv) Borrowing Base D, which is available to cover FICC mortgage-backed securities blackout periods, and (v) Borrowing Base E, which is available to fund margin at domestic futures/options clearing houses (collectively, the “Committed Facility Borrowing Bases”). Each borrowing base is calculated in accordance with criteria specified in the Committed Credit Agreement and certain components of each Committed Facility Borrowing Base are subject to certain reserves. There was $315.0 million available under the Committed Facility as of December 31, 2023, and $515.0 million available as of December 31, 2024 and September 30, 2025. The Revolving Credit Agreement requires us to maintain a minimum tangible net worth of $487.5 million and excess net capital of $300.0 million, and total assets to total equity ratio of 13.0 to 1.0. Effective February 5, 2025, the required total assets to total equity ratio was amended to a maximum ratio of 9.0 to 1.0. Effective November 7, 2025, the minimum tangible net worth requirement was amended to $600.0 million and the minimum excess net capital requirement was amended to $350.0 million.

The limits and interest rates for each of the Committed Facility as of September 30, 2025 and December 31, 2024 is shown below:

	Current Limit	Interest Rate
	(in thousands)
Borrowing Base A	$515,000	Overnight Base + 1.5%
Borrowing Base B	386,250	Overnight Base + 2.5%
Borrowing Base C	386,250	Overnight Base + 2.5%
Borrowing Base D	386,250	Base + 2.0%
Borrowing Base E	386,250	Base + 2.0%

Effective November 7, 2025, the limit of Borrowing Base A was increased to $980.0 million and the limits to Borrowing Bases B, C, D and E to $784.0 million. The interest rates for Borrowing Bases D and E were amended from Base Rate plus 2.0% to Overnight Base Rate plus 4.0%.

CS LLC also entered into an uncommitted credit agreement (the “Uncommitted Credit Agreement”) with BMO Bank, which provides for a revolving credit facility (the “Uncommitted Facility”) of up to $200.0 million. The Uncommitted Credit Agreement consists of three borrowing bases: (i) Borrowing Base A for margin loans, which is available to finance the purchase and settlement of securities and for general working capital purposes at 1.5% plus the bank’s overnight base rate, (ii) Borrowing Base B, which is available to fund up to $10.0 million of unsecured overnight loans at the bank’s prime commercial rate as in effect on such day, and (iii) Borrowing Base C, which together with any amount incurred pursuant to Borrowing Base B, is available to fund up to $150.0 million of clearinghouse margin loans used to finance NSCC deposit requirements and OCC excess margin deposits, at the bank’s prime commercial rate as in effect on such day (collectively, the “Uncommitted Borrowing Bases”). Loans made under the Uncommitted Facility are repayable on demand. Each Uncommitted Borrowing Base is calculated in accordance with criteria specified in the Uncommitted Credit Agreement and certain components of the borrowing base are subject to certain reserves. There was $200.0 million available under the Uncommitted Facility as of December 31, 2023 and December 31, 2024.

On October 24, 2025, CS LLC entered into a Revolving Note and Cash Subordination Agreement (the “2025 Revolving Credit Agreement” and, collectively with the Revolving Credit Agreement and the Uncommitted Credit Agreement, the “Credit Agreements”) with a consortium of banks, led by Byline Bank (collectively, the “Lenders”) which provides for a revolving credit facility (the “2025 Revolving Credit Facility”). Under the 2025 Revolving Credit Agreement, the Lenders have committed to provide CS LLC with a revolving credit facility of up to $75.0 million during a credit period ending October 24, 2027. Amounts borrowed under the facility will bear interest at the SOFR plus 4.75% (but not less than 5.75%) paid monthly. The borrowings under the 2025 Revolving Credit Agreement will mature on October 24, 2028, unless accelerated in accordance with the 2025 Revolving Credit Agreement. The 2025 Revolving Credit Agreement requires us to maintain a minimum tangible net worth of $450.0 million and excess net capital of $300.0 million, and total debt under the Revolving Credit Agreement to total net capital of 0.2 to 1.0.

The obligations under each of the Committed Facility, the Uncommitted Facility and the 2025 Revolving Credit Facility are secured by a first lien security interest in our client accounts and substantially all assets transferrable upon the sale, exchange, collection, reclassification, conversion, merger or consolidation of CS LLC.

On September 23, 2025, Clear Street UK Ltd (“CS UK”) entered into a Credit Agreement (the “UK Credit Agreement, and, collectively with the Revolving Credit Agreement, the Uncommitted Credit Agreement and the 2025 Revolving Credit Agreement, the “Credit Agreements”) with a consortium of banks (collectively the “UK Lenders”) which provides for a Revolving Credit Facility (the “UK Facility” and, collectively with the Committed Facility, the Uncommitted Facility and the 2025 Revolving Credit Facility, the “Credit Facilities”). Under the UK Facility, the UK Lenders have committed to provide CS UK with a revolving credit facility of up to $55.0 million during a credit period ending September 22, 2026. Amounts borrowed under the UK Facility bear interest at BMO Bank N.A.’s commercial prime rate, which was 7.25% as of September 23, 2025, paid monthly. The UK Facility contains customary affirmative and negative covenants, including requirements that CS UK maintain Own Funds in excess of specified regulatory capital levels and not less than $33.0 million, and have at least one zero-loan day during any 30-day period.

The Credit Facilities each include unused commitment fees of 0.50%, 0.125%, 0.50% and 0.50% per annum, respectively, on the average daily unused portion of these Credit Facility which are payable quarterly in arrears.

The Credit Agreements contain customary conditions on our, or, as applicable, our subsidiary’s borrowing, including affirmative and negative financial and operating covenants, such as restrictions on our and our subsidiaries’ ability to incur indebtedness, grant liens, make investments, dispose of certain property via mergers or consolidations, assign share of capital stock or other equity interests in subsidiaries, make dividend distributions and other restricted payments, engage in transactions with our affiliates, change the fiscal year or nature of the business, and use proceeds for certain purposes. The Credit Agreements also contain customary events of default.

The foregoing summaries and descriptions of certain provisions of the Credit Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of each Credit Agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Senior Unsecured Notes

2024 Senior Unsecured Notes

On December 20, 2019, CSH LLC issued $25.0 million in aggregate principal amount of senior unsecured notes due 2024 (the “2024 Notes”). The 2024 Notes matured on December 30, 2024 and had a fixed annual interest rate of 6.5% per annum.

2025 Senior Unsecured Notes

On October 8, 2020, Clear Street Capital LLC (“Clear Street Capital”) issued $50.0 million in aggregate principal amount of senior unsecured notes (the “2025 Notes”) pursuant to a Note Purchase Agreement (the “2025 Note Purchase Agreement”) among Clear Street Capital and the purchasers of the 2025 Notes party thereto. Effective December 31, 2020, CSH LLC assumed the 2025 Notes from Clear Street Capital in conjunction with Clear Street Capital’s merger with and into CSH LLC. The 2025 Notes matured on October 15, 2025, and had a fixed annual interest rate of 6.0% per annum.

2026 Senior Unsecured Notes

On May 6, 2021, CSH LLC issued $60.0 million in aggregate principal amount of senior unsecured notes due 2026 (the “2026 Notes”) pursuant to a Note Purchase Agreement (the “2026 Note Purchase Agreement”) among CSH LLC and the purchasers of the 2026 Notes party thereto. The 2026 Notes mature on May 15, 2026 and have a fixed annual interest rate of 5.875% per annum. The interest rate is dependent on us maintaining a credit rating above a specified minimum threshold. In addition, the 2026 Notes contain certain affirmative and negative covenants, including but not limited to restrictions on our and our subsidiaries’ ability to engage in transactions with our affiliates, engage in mergers or consolidations, dispose of assets, change our line of business, create, incur, assume or permit to exist any liens, make dividend distributions and other related party transactions, and engage in any dealings or transactions with persons that would cause any holder or affiliate of such holder to violate or become subject to sanctions.

The 2026 Notes may be redeemed at any time, and from time to time, in whole or in part, at 100% of the outstanding principal amount being redeemed plus accrued but unpaid interest, to but excluding the redemption date.

The foregoing summaries and descriptions of certain provisions of the 2026 Note Purchase Agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the 2026 Note Purchase Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

2029 Senior Unsecured Notes

On October 23, 2024, CSH LLC issued an $80.0 million in aggregate amount of senior unsecured notes due 2029 (the “2029 Notes”) pursuant to a Note Purchase Agreement (the “2029 Note Purchase Agreement”) among CSH LLC and the purchasers of the 2029 Notes party thereto. The 2029 Notes mature on October 30, 2029 and have a fixed annual interest rate of 8.25% per annum. The interest rate is dependent on us maintaining a credit rating above a specified minimum threshold. CSH LLC may at its option redeem at any time all or part of the Notes, for the outstanding principal and a make-

whole premium, as specified in the agreement. Upon a change in control, as defined in the 2029 Note Purchase Agreement, all holders of the 2029 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus accrued and unpaid interest. In addition, the 2029 Notes contain certain affirmative and negative covenants, including but not limited to restrictions on our and our subsidiaries’ ability to engage in transactions with our affiliates, engage in mergers or consolidations, dispose of assets, change our line of business, create, incur, assume or permit to exist any liens, make dividend distributions and other related party transactions, and engage in any dealings or transactions with persons that would cause any holder or affiliate of such holder to violate or become subject to sanctions.

Until October 30, 2026, the 2029 Notes may be redeemed for a make-whole payment equal to 104.125% of the outstanding principal being redeemed, plus any excess remaining scheduled payments with respect to the redeemed amount as discontinued in accordance with accepted financial practice and as calculated in accordance with the terms of the 2029 Note Purchase Agreement.

On or after October 30, 2026, the 2029 Notes may be redeemed in whole or in part at the following redemption prices: (i) 104.125% of the outstanding principal being redeemed, plus accrued but unpaid interest, if such notes are redeemed on or prior to October 29, 2027; (ii) 102.0625% or the outstanding principal being redeemed, plus accrued but unpaid interest, if such notes are redeemed after October 29, 2027 and on or prior to October 29, 2028; and (iii) at par, plus accrued but unpaid interest, thereafter.

The foregoing summaries and descriptions of certain provisions of the 2029 Note Purchase Agreement does not purport to be complete and are qualified in their entirety by reference to the full text of the 2029 Note Purchase Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

As of September 30, 2025 and December 31, 2024, we were in compliance with all relevant covenants contained in the Credit Agreements and the Note Purchase Agreements.

2030 Senior Unsecured Notes

On September 17, 2025, CSH LLC issued an additional $221.5 million in aggregate amount of senior unsecured notes due 2030 (the “2030 Notes” and, collectively with the 2025 Notes, the 2026 Notes and the 2029 Notes, the “Senior Unsecured Notes”) pursuant to a Note Purchase Agreement (the “2030 Note Purchase Agreement”) among CSH LLC and the purchasers of the 2030 Notes party thereto. On January 13, 2026, CSH LLC issued an additional $78.5 million of its 2030 Notes pursuant to the 2030 Note Purchase Agreement, bringing the total amount outstanding under the 2030 Notes to $300.0 million.

The 2030 Notes mature on September 30, 2030, and have a fixed annual interest rate of 8.00% per annum. The interest rate is dependent on us maintaining a specified minimum threshold. Upon a change in control, as defined in the 2030 Note Purchase Agreement, CSH LLC is required to offer to prepay the entire unpaid principal amount of the 2030 Notes held by all holders at 101% of the principal amount, plus accrued and unpaid interest. In addition, the 2030 Notes contain certain affirmative and negative covenants, including but not limited to restrictions on our and our subsidiaries’ ability to engage in transactions with our affiliates, engage in mergers or consolidations, dispose of assets, change our lines of business, create, incur, assume or permit to exist any liens, make dividend distributions and other related party transactions, and engage in any dealings or transactions with persons that would cause any holder or affiliate of such holder to violate or become subject to sanctions.

CSH LLC may, at its option, prepay all or part of the 2030 Notes at any time, subject to the following terms:

•

Until September 30, 2027, the 2030 Notes may be prepaid at 100% of the principal amount, plus the excess remaining scheduled payments with respect to the prepaid amount, discounted in accordance with accepted financial practice and calculated in accordance with the terms of the 2030 Note Purchase Agreement, plus accrued but unpaid interest.

•

On or after September 30, 2027, the 2030 Notes may be prepaid in whole or in part at the following prepayment prices: (i) 104% of the principal amount, plus accrued but unpaid interest, if such notes are prepaid on or after September 30, 2027, and prior to September 30, 2028; (ii) 102% of the principal amount, plus accrued but unpaid interest, if such notes are prepaid on or after September 30, 2028, and prior to September 30, 2029; and (iii) at par, plus accrued but unpaid interest, if prepaid thereafter.

The foregoing summaries and descriptions of certain provisions of the 2030 Note Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the 2030 Note Purchase Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

In conjunction with the issuance of the 2030 Notes, we repurchased $5.0 million in aggregate principal amount of the 2025 Notes at par plus accrued interest, and $13.5 million in aggregate principal amount of the 2026 Notes at a discount to par plus accrued interest.

Covenant Compliance

We were in compliance with all relevant covenants contained in the Credit Agreements, term borrowings and the Senior Unsecured Notes as of September 30, 2025, and as of December 31, 2024.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2025	2024	2024	2023
Net cash flows (used in) provided by operating activities	$280,140	$100,962	$165,541	$(351,321)
Net cash flows used in investing activities	(50,360)	(69,972)	(84,563)	(31,912)
Net cash flows provided by (used in) financing activities	192,785	(54,026)	(40,331)	454,054
Effect of exchange rate changes on cash, cash equivalents and Cash segregated under federal and other regulations	239	—	(2,419)	—
Net increase (decrease) in Cash and cash equivalents, and Cash segregated under federal and other regulations	$422,804	$(23,036)	$38,228	$70,821

Operating Activities

Cash provided by operating activities for the nine months ended September 30, 2025 was $280.1 million as compared to $101.0 million for the nine months ended September 30, 2024, an increase of

$179.2 million. The increase was primarily driven by higher net income of $108.5 million, a $10.3 million increase in accounts payable and accrued liabilities, and a $87.2 million non-cash adjustment related to the change in fair value of the warrant liability to reconcile net income to cash provided by operating activities.

Cash provided by operating activities for the year ended December 31, 2024 was $165.5 million as compared to cash used by operating activities of $351.3 million for the year ended December 31, 2023, an increase of $516.9 million. The increase was primarily driven by higher net income of $107.0 million and a $58.3 million increase in accounts payable and accrued liabilities.

Operating cash flows also reflect daily changes in interest-bearing client balances, collateralized financing balances, receivables from and payables to broker dealers and clearing organization, and positions in financial instruments owned and sold, not yet purchased. These balances move with client and market activity and can create significant variances in reported operating cash flows between periods. This volatility generally reflects the fluctuations in client activity rather than the underlying performance of our business. For the nine months ended September 30, 2025, cash used by these operating activities increased by $41.9 million compared to the nine months ended September 30, 2024. Cash provided by these operating activities increased by $329.6 million in 2024 compared to 2023.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2025 was $50.4 million as compared to cash used in investing activities of $70.0 million for the nine months ended September 30, 2024, a decrease of $19.6 million. The decrease was primarily driven by timing of the acquisitions of businesses, intangible assets and exchange memberships, partially offset by a higher investment in internally developed software, resulting in an increase of $17.0 million in capitalized software cost.

Cash used in investing activities for the year ended December 31, 2024 was $84.6 million as compared to cash used in investing activities of $31.9 million for the year ended December 31, 2023, an increase of $52.7 million. The increase was primarily driven by the $28.8 million acquisition of Fox River, a $10.9 million increase in purchases of intangible assets and exchange memberships, and a $12.9 million increase in capitalized internal-use software as we continued to invest in our cloud-native architecture. These investments expand capacity and resilience, enabling higher volumes and new workflows without proportional cost growth.

Financing Activities

Cash flows from financing activities shifted to a net inflow of $192.8 million for the nine months ended September 30, 2025, compared to a net outflow of $54.0 million for the nine months ended September 30, 2024, a change of $246.8 million. The change was primarily due to the $216.8 million in net proceeds from the issuance of the 2030 Senior Unsecured Notes in the nine months ended September 30, 2025 and a $30.2 million decrease in distributions to noncontrolling interest holders in the nine months ended September 30, 2024.

Cash flows from financing activities shifted to a net outflow of $40.3 million for 2024, compared to a net inflow of $454.1 million for 2023, a change of $494.4 million. The decrease was primarily due to lower proceeds from capital raises: $19.5 million in net proceeds from the issuance of Series B-1 Preferred Stock in 2024, compared to $516.5 million from the issuance of Series B-1 Preferred Stock in 2023. This was partially offset by $78.4 million in net proceeds from the issuance of 2029 Senior Unsecured Notes in 2024. Additional drivers included $25.0 million in term debt repayments and a $25.2 million increase in distributions to noncontrolling interest holders.

Regulatory Net Capital Requirements

As of September 30, 2025, and as of December 31, 2024, we were in compliance with all applicable regulatory net capital requirements. For additional information, see “Business—Regulation and Compliance,” Note 20 “Net Capital Requirements” and Note 15 “Commitments and Contingencies” in the notes to our audited consolidated financial statements and Note 14 “Commitments and Contingencies” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

Comparison of Financial Condition as of September 30, 2025 and December 31, 2024

Total assets increased by $17.1 billion, or 31%, to $72.7 billion for the nine months ended September 30, 2025, compared to $55.6 billion for the year ended December 31, 2024. This increase was primarily due to an increase of $10.3 billion in financial instruments owned at fair value due to the continued growth of client balances in equities and equity derivatives, a $2.7 billion increase in securities borrowed due to the growth in clients’ short balances, a $1.4 billion increase in receivable from customers due to the growth in clients’ margin debt balances, and a $2.0 billion increase in securities purchased under repurchase agreements due to an increase of our fixed income conduit book which provides liquidity.

Cash and cash equivalents increased by $53.5 million, or 20%, to $327.4 million for the nine months ended September 30, 2025 compared to $273.9 million for the year ended December 31, 2024. The increase in cash and cash equivalents reflects a continuing improvement in our liquidity position. Cash segregated under federal and other regulations, which is required by the SEC and CFTC, increased by $349.3 million, or 191%, to $532.4 million for the nine months ended September 30, 2025, compared to $183.1 million for the year ended December 31, 2024. The increase was primarily driven by the continued growth of client balances and related activity, primarily driven by the launch of futures, which resulted in larger amounts required to be maintained in segregated accounts to satisfy customer reserve requirements. See Note 3 “Cash Segregated Under Federal or Other Regulations” in the notes to our audited and unaudited consolidated financial statements included elsewhere in this prospectus for additional information.

Total liabilities increased by $17.0 billion, or 31%, to $71.8 billion for the nine months ended September 30, 2025, compared to $54.8 billion for the year ended December 31, 2024. This increase was primarily due to an increase of $7.0 billion in financial instruments sold, not yet purchased, at fair value due to the continued growth of client balances in equities and equity derivatives, and an increase of securities loaned by $6.9 billion due to the increased funding requirements driven by the growth in interest-bearing client balances, and a $1.6 billion increase in payable to customers due to the growth in clients’ short and credit balances.

Comparison of Financial Condition as of December 31, 2024 and December 31, 2023

Total assets increased by $17.2 billion, or 45%, to $55.6 billion for the year ended December 31, 2024, compared to $38.4 billion for the year ended December 31, 2023. This increase was primarily due to an increase of $13.0 billion in financial instruments owned at fair value due to the growth of client balances in equities and equity derivatives, and a $4.4 billion increase in securities purchased under repurchase agreements increase in securities purchased under repurchase agreements due to an increase of our fixed income conduit book, partially offset by a $779.9 million decrease in assets of discontinued operations due to the divestiture of our legacy proprietary trading business which was effective March 31, 2024.

Cash and cash equivalents decreased by $22.2 million, or 7%, to $273.9 million for the year ended December 31, 2024, compared to $296.1 million for the year ended December 31, 2023. Cash segregated under federal and other regulations, which is required by the SEC and CFTC, increased by $60.9 million, or 50%, to $183.1 million for the year ended December 31, 2024 compared to $122.2 million for the year ended December 31, 2023. The increase was primarily driven by higher client balances and related activity, which resulted in larger amounts required to be maintained in segregated accounts to satisfy customer reserve requirements.

Total liabilities increased by $17.3 billion, or 46%, to $54.8 billion for the year ended December 31, 2024, compared to $37.5 billion for the year ended December 31, 2023. This increase was primarily due to an increase of $10.1 billion in financial instruments sold, not yet purchased, at fair value due to growth of client balances in equities and equity derivatives, and an increase of securities sold under repurchase agreements by $5.5 billion due to an increase of our fixed income conduit book. This increase is consistent with the expansion of client activity and balances, and associated funding requirements.

Off-Balance Sheet Arrangements

In the ordinary course of business, we enter into various types of off-balance sheet arrangements. We may be exposed to a risk of loss not reflected in our consolidated financial statements when we extend credit to our clients that is collateralized by cash and securities in client accounts, which may expose us to significant off-balance sheet risk in the event margin requirements are insufficient to fully cover losses that clients may incur and those clients fail to satisfy their obligations. Additionally, in the ordinary course of business, we purchase and sell securities and derivative financial instruments. If a party to a transaction fails to fulfill its contractual obligations, we may incur a loss if the market value of the security is different from the contract amount of the transaction. The majority of our transactions with off-balance sheet risk are short-term in duration. See “Quantitative and Qualitative Disclosures about Market Risk” included elsewhere in this prospectus for additional information about the nature and business purpose of any off-balance-sheet arrangements.

Cash Requirements

As of September 30, 2025, we have had cash requirements for long-term debt payments, including revolving credit agreements and term borrowings, as well as for leases and other liabilities. For debt related information, see Note 9 “Borrowings” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information. For lease-related information, and commitment and contingency-related information, see Note 16 “Leases” and Note 15 “Commitment and Contingencies,” respectively, in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2024, we had the following obligations:

•	Term borrowings of $190.0 million are expected to be paid out as follows: $50.0 million in 2025, $60.0 million in 2026 and $80.0 million in 2029.

•

Operating lease payments for leases with non-cancelable lease terms of $21.9 million are to be paid annually as follows: $3.7 million in 2025, $3.8 million in 2026, $3.8 million in 2027, $3.5 million in 2028 and $7.1 million in 2029 and thereafter.

As of December 31, 2024, there were no unasserted claims or assessments that we are aware of or that legal counsel has advised are probable of assertion and require disclosure.

There have been no material changes to these obligations since December 31, 2024, except with respect to the 2030 Note Purchase Agreement, as discussed above. For debt related information, see Note 9 “Borrowings” in the notes to our unaudited condensed consolidated financial statements included in this prospectus for additional information.

As of September 30, 2025, we had the following obligations related to term borrowings:

•	Term borrowings of $393.0 million are expected to be paid out as follows: $45.0 million in 2025, $46.5 million in 2026, $80.0 million in 2029, and $221.5 million in 2030.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with GAAP, which requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, the disclosure of contingencies, and the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates on an ongoing basis, drawing on historical experience, management judgment, and third-party input available at the time. Actual outcomes may differ from these estimates, and such differences could impact our consolidated financial statements.

The accounting policies we consider critical to the preparation of our consolidated financial statements are described below. For a discussion of our other significant accounting policies, see Note 2 “Significant Accounting Policies” in the notes to our audited consolidated annual financial statements and Note 2 “Significant Accounting Policies” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Goodwill

Goodwill represents the excess of consideration transferred over the fair value of the identifiable net assets of businesses acquired. We test goodwill for impairment annually, or more frequently if indicators of impairment arise. In 2024, we voluntarily changed our annual goodwill impairment testing date from December 31 to October 1, a change in accounting principle applied prospectively from October 1, 2024.

When a quantitative impairment test is required, we compare the carrying value of each reporting unit with its estimated fair value. Fair value is determined using an income approach model that discounts expected future cash flows at a risk-adjusted rate. The discount rate reflects a market participant’s view of fair value given current market conditions, expected rate of return, capital structure, debt costs, and peer comparisons. Cash flows beyond the explicit forecast period are estimated using a terminal value approach, where operating cash flows net of capital expenditures and working capital changes are discounted to present value. The terminal value is included in the fair value estimate.

Goodwill was tested for impairment at the reporting unit level and no impairment was recognized for the years ended December 31, 2024 and 2023.

Internal-Use Software

We capitalize certain costs incurred in developing our cloud-native internal-use software (platform) in accordance with ASC 350-40. Judgment is required in distinguishing between preliminary project and application development stages. Costs related to conceptual formulation and design are expensed as incurred. Capitalization begins once the preliminary stage is complete and it is probable the project will be completed and placed into service.

Application development costs include configuration, coding, installation, and testing of software. The amount of capitalized cost is based on estimates of time spent by internal developers and consultants on qualifying projects. Judgment is required in allocating time to projects in the application stage. Capitalization ends once substantial testing is complete.

Post-implementation maintenance costs are expensed as incurred. Amortization of capitalized internal-use software begins when the software is placed in service and is based on its estimated useful life. We review the useful lives annually and test for impairment when events or circumstances indicate potential non-recoverability.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (“block discounts”) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. See Note 2 “Significant Accounting Policies” in the notes to our audited consolidated financial statements and Note 2 “Significant Accounting Policies” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

We categorize our financial instruments into a three-level hierarchy, which prioritizes observable inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each measurement is based on the assessment of the transparency and reliability of the inputs used in the valuation, based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach, or cost approach.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which the transfers occurred. For the years ended December 31, 2024 and 2023, there were no transfers into or out of level 3.

Common Stock Valuations

As there has been no public market for our equity until the completion of this offering, the estimated fair value of our common stock underlying our equity-based compensation awards has been determined by our Board of Directors, with input from management, based on valuations prepared by an independent third-party valuation firm. These third-party valuations were performed using generally accepted valuation approaches for determining the equity value, specifically income and market approaches. The income approach utilizes the discounted cash flow method. The market approach was the guideline public company analysis. These approaches require the use of assumptions regarding, among other factors, appropriate peer group selection, revenue and earnings projections, market multiples, and discount rates. The discount rate represents the weighted average cost of capital, which is reflective of the market participant’s view of fair value given current market conditions, expected rate of return, capital structure, debt costs, and peer company comparisons. Because these inputs involve inherently uncertain estimates of future performance and market conditions, changes in these assumptions could materially affect the resulting enterprise fair value.

The resulting estimated enterprise fair value of our business is then allocated to each class of stock using the Option Pricing Method (“OPM”), Current Value Method, or a hybrid of the Probability Weighted Expected Return Method (“PWERM”), and OPM. In valuing our common stock, we utilized a hybrid of the OPM and the PWERM. Using the PWERM, a probability-weighted analysis of values for our common stock was estimated assuming possible future events for our Company, including a scenario assuming we become a publicly traded company and a scenario assuming we continue as a privately held company. A discount for lack of marketability was applied to the resulting per share value to arrive at the fair value of our common stock on a non-marketable basis.

These approaches involve the use of estimates, judgment, and assumptions that are highly complex and subjective, including, but not limited to, the expected term of the awards, the stock price volatility over the term of the awards, risk-free interest rate, dividend yield, the timing of events, the probability of possible future events, and assumptions around the discount for the lack of marketability. Changes in any or all of these estimates and assumptions, or the relationship between those assumptions, impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

In accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our Board of Directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock. These factors included, but were not limited to:

•	Our results of operations and financial position, including our levels of available capital resources,

•	Our business conditions and revenue and cost projections including growth rates,

•	The lack of marketability of our common stock,

•	The valuation, operational and financial performance of comparable publicly traded guideline companies,

•	The likelihood of achieving a liquidity event, such as an initial public offering or sale of our Company, given prevailing market conditions, and

•	Trends, developments and conditions in our industry.

Following this offering, it will not be necessary to estimate the fair value of our common stock, as our shares of common stock will be traded in the public market.

Equity-Based Compensation

Our RSUs and stock options time-vest in tranches over certain time periods (most commonly four years), as dictated in the RSU and Stock Option Agreements between us and each Participant (as defined in the 2021 Plan). In addition to the time-vesting condition, certain of our RSUs and stock options also contain a performance-vesting condition, which requires a liquidity event to occur in order for the RSU and stock options to fully vest. The performance condition was not deemed probable at any point from inception of the 2021 Plan. Accordingly, no compensation expense was recognized for these awards for the nine months ended September 30, 2025 and 2024. No compensation expense will be recognized until a liquidity event is probable, at which time we will recognize a cumulative catch up of share-based compensation expense equal to the portion of RSUs and stock options that have fully time-vested. For awards that do not contain a performance condition, we measure and recognize the cost of equity-based compensation, based on the grant date fair value of the award and recognize the expense on a straight-line basis over the vesting period. For awards that contain performance conditions, we will recognize the compensation cost using the graded vesting method once fully vested. The majority of our equity awards have a performance-vesting condition. We have elected to recognize forfeitures as they occur.

As discussed above, we estimate the fair value of the RSUs using generally accepted valuation methodologies that involve the use of estimates, judgment, and assumptions that are highly complex and subjective. We estimate the fair value of stock options on the grant dates using the Black-Scholes option-pricing model. The determination of the fair value using these option-pricing models is affected by a number of complex and subjective assumptions. These assumptions include, but are not limited to, the fair value of total equity or common stock, the expected term of the awards, the expected stock price volatility over the term of the awards, risk-free interest rate, and dividend yield.

See Note 11 “Equity-Based Compensation” in the notes to our audited consolidated financial statements and Note 11 “Equity-Based Compensation” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information on assumptions used.

Recent Accounting Standards

See Note 2 “Significant Accounting Policies” in the notes to our audited consolidated financial statements and Note 2 “Significant Accounting Policies” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a description of recently adopted and recently issued accounting standards.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to delay the adoption of new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of some or all of these reduced disclosure requirements, and in the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily through our broker-dealer trading operations. We manage market risks through various mitigating controls, and our approach to risk management generally is both prudent and adaptive. We may use certain derivative financial instruments as a risk management tool and not for speculative or trading purposes. We believe we are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

We operate an integrated, firm-wide risk management framework designed to identify, assess, and control risk at every stage of the trade lifecycle. Our platform integrates risk management directly into its cloud-native architecture, enabling unified measurement and consistent controls across all business lines. Our approach is guided by three core principles:

•	Real-time monitoring: Our proprietary systems monitor counterparty, market, credit, and liquidity risk intraday and in real time,

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Automation and scalability: We leverage automated credit models, quantitative stress testing, and scalable risk services that allow us to process millions of data points per minute and adapt to volatility across markets.

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Transparency and accountability: We embed risk oversight into client onboarding, product launches, and daily trading, ensuring that governance and controls keep pace with the expansion of our platform.

Our proprietary risk management stack combines modern financial engineering with deep expertise:

•	Credit assessment: Internal counterparty ratings are generally analyzed using counterparty financials systematically.

•	Unified risk metrics: Integrated credit and market risk models provide a consistent view of exposures across businesses.

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Intraday stress testing: Our risk management system detects trading activity outside of our preset limits where hundreds of scenarios run every minute across positions and platforms and will notify risk management personnel and management with risk alerts.

•	Margin framework: Real-time portfolio margin across clients and drill-down tools enable risk managers as well as our end clients to efficiently understand and manage requirements transparently.

•	Liquidity Preparedness: Continuous monitoring of client collateral, concentration risks, and funding exposures are supported by protocols for orderly liquidation in stressed environments.

Financial markets are vulnerable to significant disruptions, often marked by sharp declines in asset values and reduced asset liquidity. In such extreme scenarios, hedging and other risk management strategies may not effectively mitigate trading losses compared to their effectiveness in more stable market conditions. Additionally, during these turbulent times, market participants face heightened exposure due to the widespread and large-scale trading strategies employed by many, which can increase individual counterparty risk for our businesses. While our risk management and monitoring processes aim to quantify and reduce exposure to extreme market fluctuations, predicting severe market events remains challenging, and substantial losses could occur if such events were to take place.

We may enter into underwriting commitments and, as a result, be subject to market risk on any committed but unsold shares issued in the offerings. We control this risk exposure by limiting our participation, limiting the transaction size or through a syndication process.

Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, market conditions, our credit rating and other factors, and we may not be able to raise needed cash on terms acceptable to us or at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy.

Credit Risk

Clients are evaluated and approved for margin lending pursuant to our comprehensive onboarding and risk assessment framework. This process includes a portfolio risk assessment, credit risk assessment, legal review, anti-money laundering and compliance review, and treasury review. Margin lending eligibility is granted only after all applicable reviews have been satisfactorily completed.

Margin loan amounts and margin requirements are determined based on the risk profile of each client’s portfolio. We offer both strategy-based and portfolio risk-based margining methodologies, each incorporating defined leverage limits and margin parameters designed to manage market, liquidity, and concentration risks. Margin requirements are calculated and monitored on an ongoing basis and may be adjusted in response to changes in portfolio composition, market conditions, or the client’s risk profile.

We seek to control risks associated with client activities by requiring clients to maintain margin collateral in compliance with applicable regulatory, exchange, and internal guidelines. Required margin levels are monitored daily, and clients may be required to deposit additional collateral or reduce positions when necessary. Eligible collateral includes cash and securities, with applicable margin requirements and coverage levels varying based on the type, liquidity, volatility, and concentration of the collateral provided. Collateral eligibility criteria and valuation haircuts are applied to reflect the risk characteristics of the collateral and to help ensure sufficient coverage under stressed market conditions.

Interest Rate Risk

Our exposure to changes in interest rates primarily relates to net financing revenues earned on our interest-bearing client and counterparty balances. While net financing revenues are affected by various factors such as the distribution and composition of interest-bearing balances, our net financing revenues are primarily generated from the spread we earn on financing transactions rather than the absolute level of interest rates. Because both the rates we charge clients or counterparties and the rates at which we fund client or counterparty balances are generally indexed to the same reference rate, such as the Overnight Bank Funding Rate, rapid and substantial increases or decreases in interest rates would not proportionally increase or decrease our net financing revenues. Based on total interest-bearing client and counterparty balances of $56.1 billion as of September 30, 2025, an unexpected change in short-term interest rates of 100 basis points would result in an increase or decrease in income before income taxes of approximately $13.7 million on an annual basis. Based on total interest-bearing client and counterparty balances of $47.0 billion as of December 31, 2024, an unexpected change in short-term interest rates of 100 basis points would result in an increase or decrease in income before income taxes of approximately $5.1 million on an annual basis. Actual impacts may vary depending on interest rate levels and the significance of change.

We also have exposure to changes in interest rates related to our variable-rate credit facilities. However, as there were no outstanding borrowings under our Facilities as of September 30, 2025 and

2024, we did not have any financial exposure associated with changes in interest rates as of such dates, under our Facilities. Our borrowings under our senior unsecured notes are subject to an upwards interest rate adjustment in the event of a downgrade in our credit rating below a specified minimum threshold. As of September 30, 2025 and 2024, our credit rating remained above the specified threshold.

Security-Based Swaps

Our policy is to mitigate our market risk exposure on security-based swaps through the purchase or sale of the corresponding underlying securities. As a result, we are not exposed to material market risk on our security-based swaps, other than due to potential operational or trading errors that may occur. We monitor our exposures daily to ensure that open positions remain appropriately hedged. For the nine months ended September 30, 2025 and 2024, we recognized a net trading gain (loss) of $(0.1) million and $(0.2) million, respectively, related to our net exposure to security-based swaps. For the years ended December 31, 2024 and 2023, we recognized a net trading gain (loss) of less than $(0.1) million and less than $0.1 million, respectively, related to our net exposure to security-based swaps.

In connection with our security-based swap dealer activities, we enter into transactions in a variety of securities and derivative financial instruments, including exchange-traded equity options and other instruments used for funding or additional hedges to mitigate the risk related to extreme adverse market moves. Options held provide us with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate us to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder.

Futures Contract Transactions

In the normal course of business, we also engage in transactions involving futures and options on futures contracts, both on behalf of our clients and for our own account. Proprietary trading activity is constrained and segregated from client activity. In margin transactions, we extend credit to our clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients’ accounts. Such transactions may expose us to significant off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that clients may incur. In the event margin deposits are not sufficient to satisfy its obligations, we may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client’s obligation.

The purchase and sale of futures contracts requires margin deposits with an FCM. The Commodity Exchange Act requires an FCM to segregate all client transactions and assets from the FCM’s proprietary activities. A client’s cash and other equity deposited with an FCM are considered commingled with all other client funds subject to the FCM’s segregation requirements. In the event of an FCM’s insolvency, recovery may be limited to our pro rata share of segregated client funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

BUSINESS

Our Mission

Clear Street’s mission is to give every sophisticated investor access to every asset, in every market, through a unified platform built for speed, transparency and scale.

We give our clients the technology, tools, and service once reserved for the largest institutions, rebuilt with modern infrastructure. Our single, cloud-native, end-to-end capital markets platform powers investor growth today and is transforming how they can interact with markets tomorrow.

Business Overview

Capital markets are the greatest engine of wealth creation in the world, with trillions of dollars and billions of trades moving through them every day.

Today, all but the largest investors are constrained by legacy capital markets infrastructure that was often built decades ago. We believe that the vast majority of sophisticated investors are caught in between, too complex for retail and self-directed platforms, but not prioritized by global incumbents. As a result, these sophisticated investors typically hold excess capital and devote significant time and resources to managing fragmented workflows, from funding and risk management, to reconciliation and reporting – leaving capital trapped instead of invested for growth.

Clear Street is a financial infrastructure technology company that has built a cloud-native, end-to-end capital markets platform powered by a single real-time ledger. Our platform supports our clients’ capital markets activity by unifying trading, risk management, and financing on a single platform. As a result, our system provides clients efficient market access plus accurate and real-time visibility into their positions and risk. We operate within the financial services ecosystem enabling sophisticated investors to access the global market on a growing set of asset classes, financial instruments and markets. We connect our infrastructure to banks, clearing houses, depositories, brokers and exchanges to facilitate client activity.

Because every activity runs on one platform rather than across multiple systems, we have observed that adoption compounds naturally. Clients benefit from faster onboarding, more efficient financing, and deeper integration. In addition, our single real-time ledger captures a record of all client activity on the platform, which forms a differentiated dataset that provides deep insights into market activity and risk levels. As client activity scales and is captured by our ledger, our dataset is further enriched, which sharpens our risk models and supports more efficient uses in capital. This in turn creates a self-reinforcing cycle of growth and defensibility that makes the platform increasingly difficult for competitors to replicate.

Our infrastructure underpins every client interaction and allows us to expand functionality without rebuilding or duplicating systems. Our cloud-native platform enables clients to trade, manage risk, and finance activity across asset classes, financial instruments and geographies through a modular, connected suite of proprietary applications. Studio, the client interface of our platform, unifies access to these applications—providing a single environment through which clients interact with our infrastructure via a Clear Street web interface or through Clear Street APIs. Applications form the functional layers of our platform by transforming client activity into value. All applications draw from the same real-time dataset and connect directly to counterparties, exchanges, and clearing houses globally turning trading, risk, and financing into one unified platform. Together, they span the full lifecycle of a trade:

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Trading and Execution. Clients can trade by utilizing our EMS application or by connecting directly to our infrastructure through the Financial Information Exchange connectivity protocol (“FIX”) or our APIs. These enable clients to send electronic trade orders directly to executing brokers, trading algorithms, exchange or trading venues. Clients may also choose to engage our high-touch trading desk, where experienced market professionals provide tailored trading strategies, source liquidity across venues, and advise on complex or sensitive trades. This service enables clients to leverage our market expertise and relationships to optimize outcomes that may not be achievable through fully electronic trading.

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Clearing and Custody applications handle settlement, recordkeeping, and safekeeping of client assets, ensuring trades are processed accurately, positions and collateral are reconciled, and assets remain protected.

•	Risk and Margin applications then calculate exposure and capital requirements in real time.

•	Portfolio Management and Analytics applications provide a single view of performance and positions across accounts, asset classes and financial instruments.

•	Lifecycle Management applications automate post-trade events such as option exercises, option expiry, assignments, and other corporate actions.

•	Financing and Stock Loan applications handle funding and securities lending, helping clients finance positions, optimize collateral, facilitate shorts, and generate yield.

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Other Operational Workflow and Compliance applications facilitate the entire end-to-end trade lifecycle, including regulatory reporting, reconciliation, trade surveillance, account onboarding, account master, security master, and pricing.

Clients have the optionality of utilizing the entire suite of applications, or selecting specific capabilities based on their needs. These applications also support various asset classes and financial instruments, including equities, options, futures, security-based swaps, foreign exchange, fixed income, and a select number of digital assets. We also build specialized applications on the same infrastructure to support new markets and client needs, extending the platform without duplicating technology stacks. For example, clients can leverage our algorithmic trading models to reduce trading costs.

Our dataset is continuously updated based on activity occurring on the platform and feeds of activity across markets. This includes trade activity on asset classes and financial instruments, security and pricing data across venues and counterparties, corporate actions, options exercise instructions, clearing transactions, payment flows, news feeds, volatility surfaces, balance movements, onboarding activity and more. This data provides our clients and us intelligence to optimize risk and collateral management and identify opportunities for new trade and product ideas.

Today our platform serves Individuals, Institutions, Intermediaries, and Corporates. All of these market participants are impacted by legacy infrastructure’s costly and fragmented processes. Because every one of our clients runs on our single platform, regardless of which applications they choose to use, we believe we can serve a broader range of clients, more profitably, than our competitors.

We generate revenue primarily across two categories: net financing and transactions. Net financing revenues are primarily generated by our financing, stock loan and custody applications and include (i) net financing generated from customer margin debit, credit and short balances associated with equities, options, futures, and fixed income positions, as well as net financing generated from security-based swaps in equities. Transaction revenues are primarily generated by our trading, execution, and clearing applications and include (i) commissions, clearing fees and locate service fees, (ii) investment banking income, and (iii) client pass-through fees. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information. For the month of September 2025, our platform supported more than $31.3 billion in daily trading activity. As of September 30, 2025, our platform supported more than $17.2 billion in interest-bearing client balances, clearing approximately 3.8% of the U.S. equity market based on quantity traded. For the nine months ended September 30, 2025, we generated $783.7 million in revenue, representing 160% year-over-year growth, and $157.2 million in net income. For the year ended December 31, 2024, we generated $463.6 million in revenue, representing 137% year-over-year growth, and $89.1 million in net income. From 2020 to 2024, our revenue grew at a compound annual growth rate of 44%, exclusive of revenues generated by a subsidiary we sold in March 2024. In total, our clients traded more than $4 trillion across equities and other asset classes and financial instruments through our platform in 2024, averaging 50 million transactions per month. For the nine months ended September 30, 2025, our clients traded more than $5 trillion across equities and other asset classes and financial instruments through our platform, with approximately 90 million transactions in September 2025. We estimate a $128 billion market opportunity with the platform we have in the market today, and a $182 billion market opportunity across asset classes, financial instruments, applications, geographies and new client personas on our roadmap.

Our clients are deepening their use of our platform. Through September 30, 2025, the number of Institutional clients engaged in three or more activities on our platform has grown 81% since 2023, from 48 to 87, measured by transactions across different asset classes, financial instruments and financing activities on our platform. Our adoption continues to scale: during 2024, 37 clients each generated at least $1.0 million in annual revenue for us and on an annualized basis for the first nine months of 2025 90 clients have generated at least $1.0 million in annual revenue for us. Among Institutions and Intermediaries, 99.4% of our clients at the beginning of 2024 remained with us by the end of 2024, with revenues from retained clients representing virtually 100% of prior-year levels. Clients using our platform directly or indirectly serve more than 40 million end-users. Each new client integration brings us closer to the underlying flow of capital markets activity, expanding the reach and data depth of our platform.

Clear Street’s platform gives us three core competitive advantages:

•	Client-driven. A single view of each client allows us to anticipate needs, provide high quality tailored service and empower growth opportunities.

•	Speed. We launch new asset classes, financial instruments and applications in months rather than years, without duplicating technology stacks or requiring capital-intensive builds.

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Scale and Reliability. Our cloud-native platform expands dynamically with market activity, is designed to power any market in real time. For example, we architected our platform to be able to clear the full U.S. equity-market volume, the largest and most liquid market globally.

Since our architecture is designed to extend quickly into new asset classes, financial instruments, applications, geographies, and client personas, our infrastructure is the foundation for continued expansion and growth.

Other industries have already shifted to cloud-based, data-centric platforms that operate in real or near real-time. Cloud computing providers such as AWS have transformed how companies deploy technology by offering flexible, scalable resources on demand. Snowflake has demonstrated how a unified data architecture can eliminate silos and enable secure data collaboration across organizations in near real-time. Stripe has shown how payments can be simplified through modern APIs that abstract away legacy complexity while creating compounding network effects as adoption grows.

By contrast, capital markets infrastructure has not undergone the same transformation. As a result, capital markets remain one of the last major industries not yet rebuilt around modern, real-time platforms.

We believe we will define the next era of global capital markets. We see a future where global capital markets run in real time on unified infrastructure, data replaces legacy manual processes, access replaces hierarchy, and efficiency compounds for every participant. That future is Clear Street.

The Challenge of Legacy Infrastructure

Capital markets power global economic growth worldwide. Yet they still operate on infrastructure that was often built decades ago. Every trade passes through multiple intermediaries, including brokers, ATSs, exchanges, clearing houses, and custodians, each maintaining its own record and often relying on additional third-party systems. The result is staggering operational complexity, leaving investor capital locked in processes instead of capturing opportunity. These inefficiencies stem from largely decades-old architecture that we believe was never designed to meet modern market demands and creates structural delays due to the following key factors: (i) with legacy code bases supported by a small and declining pool of specialized engineers, there are significant challenges for long-term maintenance and upgrades; (ii) providers often struggle to see their risk exposure in real time, and this lack of visibility has historically contributed to large-scale counterparty losses across the industry; and (iii) for sophisticated market participants, exposures and balances are not visible in real time. As a result, firms must post excess collateral and maintain higher minimum balances to manage risk.

Industry Trends are Expanding Market Scale and Complexity

The scale and complexity of market activity has continued to expand across hundreds of thousands of instruments, multiple currencies, and global regions, making it even harder for legacy systems to adapt. Banks and service providers face complex regulatory capital requirements, competing internal priorities, and reliance on third-party vendors that slow the pace of upgrades. Post-crisis reforms such as Basel III and Dodd-Frank continue to require financial institutions to raise capital buffers, which often led them to scale back technology investment.

Rising Volume, 24/7 Markets, and Capital Inefficiencies

The OCC reported 12.2 billion options contracts cleared in 2024, representing greater than 10% growth over the prior year. EquiLend recorded $9.6 billion in global securities-lending revenues in 2024, with $1.2 billion generated in a single month in 2025, marking a 47% increase year-over-year.

Liquidity is increasingly continuous: Blue Ocean and other alternate trading systems venues already support overnight trading, with approvals pending at major exchanges. As investors demand access to trade at all times, manual, after-hours reconciliation becomes even more of a detriment. Infrastructure will need to evolve to meet increasing uptime.

At the same time, financing costs are rising. In June 2025, FINRA reported that U.S. margin debt now exceeded $1 trillion, amplifying systemic risk. Because risk and exposure data are not visible in real time, firms over-allocate collateral as a safeguard — draining liquidity, depressing returns and raising opportunity costs.

Emerging Asset Classes, Financial Instruments and Flows From New Investors

The growth of new asset classes and financial instruments, such as digital assets, creates new opportunities for capital markets participants. CoinMarketCap reported the global digital market reached over $4.1 trillion in market capitalization with $197.0 billion in trading volume in September 2025, representing 113% growth in market capitalization year over year and approximately 356% growth in trading volume. While institutional demand for these new asset classes and financial instruments is growing, legacy systems currently cannot support capabilities for 24/7 trading and near-instant settlement. To fill the gap, institutions have turned to small companies with point solutions serving digital asset markets. Traditional capital markets firms still depend on slow, end-of-day processing, while newer digital asset firms can offer flexible technology but often lack the scale, safeguards, and regulatory standards that large investors require. In addition to the emergence of new asset classes, generational wealth transfer is also reshaping global asset allocation. Cerulli Associates estimates approximately $84 trillion of wealth will transfer in the United States through 2045. Much of this capital is expected to flow into the capital markets, where younger generations are using new technologies to access the capital markets and allocate across a broader spectrum of asset classes, financial instruments and investment strategies.

Finally, capital markets are becoming more globalized, as foreign investors increasingly invest in the United States. As of June 2024, the U.S. Treasury reported that foreign investors held 33% of U.S. Treasuries, 27% of corporate debt, and 18% of U.S. equities. In addition, the allocation of U.S. securities in foreign investors’ portfolios has increased from 23% in 2009 to 55% in 2024.

The rise of new asset classes, financial instruments, the generational transfer of wealth, and the globalization of capital flows are transforming the scale, diversity, and velocity of market activity. A new generation of investors is allocating across borders, strategies, and instruments that legacy systems were never built to support, while global investors expect real-time access and transparency. Together, we believe these shifts make clear the need for modern, unified infrastructure that can support the next era of global market participation.

Shifts in Portfolio Construction and Investment Decisioning

Portfolio management practices are shifting away from static allocations toward more dynamic, continuous rebalancing, as leading investors increasingly adjust exposures in real time, integrate risk views across geographies, and account for tax and capital requirements. PricewaterhouseCoopers reports that 73% of asset and wealth managers expect AI to be the most transformational force in portfolio management over the next three years. Deloitte reports that by 2030, the global revenue generated by alternative-data providers across all industries expect to compound annually at a growth rate of 53%, reaching $137 billion as new datasets are integrated into investment strategies. These shifts in portfolio construction and investment decisioning require access to clean, normalized and real-time data to be effective.

Together, these trends show the expanding breadth and depth of global capital markets, which we believe create increased demand for modern infrastructure embedded with sophisticated applications that can support all asset classes, financial instruments and geographies.

The Structural Divide in Capital Markets

The combined effect of outdated infrastructure, rising scale and complexity, and shifting market dynamics creates structural flaws in the system that do not fall evenly across participants. They concentrate advantages at one end of the spectrum and offer simplified access at the other. Clear Street was founded to serve a significant segment caught in between—the sophisticated investors outside the largest clients of the global incumbents. Their needs are too complex for retail platforms and self-directed platforms, but they are not large enough to receive priority from global institutions or to insource modern technology solutions.

The Access Gap in Capital Markets

For large incumbents, serving a broad set of sophisticated investors would require significant technology and service resources that are uneconomic to extend beyond their largest accounts. This leads to them concentrating their resources on their biggest, most profitable clients, giving this group of investors structural advantages that make it both easier and cheaper to compete. These investors borrow at lower cost and post less collateral, benefiting from favorable margin treatment. They gain reach across asset classes, financial instruments and geographies, with the ability to trade equities, options, futures, security-based swaps, foreign exchange and fixed income on a global basis. Their capital is deployed more efficiently, since collateral posted in one asset class or financial instrument can be used to support positions in another. These large clients are also prioritized in capital markets transactions, securing allocations in initial public offerings, secondary offerings, and other deals ahead of smaller firms. In addition, they benefit from proprietary technology platforms specifically developed to support their trading and risk management needs.

Self-Directed Professional Platforms

Between large institutions and retail platforms are providers designed for self-directed sophisticated traders. These firms offer broader access than retail accounts and have attracted millions of active traders and funds, validating the size and importance of this community. However, their reliance on legacy infrastructure and self-service models leaves significant gaps. Older technology stacks limit real-time visibility and scalability. Minimal client support forces clients into self-directed troubleshooting. Functionality is broad but shallow, covering multiple asset classes, and financial instruments without providing the financing, capital efficiency, or institutional-grade risk tools required to scale.

Mass Retail Platforms

At the other end of the spectrum, retail-focused platforms have proven the strong demand for broad access. Their growth demonstrates that technology can lower barriers, yet their systems are designed for simplicity and scale rather than complexity. These platforms rely on standardized, account-based models that allow millions of users to participate but offer little flexibility for complex fund structures or tailored financing. Service is primarily automated and low touch. This may be adequate for individuals but does not meet the needs of firms that require responsive engagement. Financing and leverage tools are expensive and restricted, often capped at basic margin levels, limiting sophisticated strategies that depend on capital efficiency.

These limitations show that the sophisticated investor community is both commercially meaningful and underserved, with needs that remain unresolved by existing providers. The sophisticated investors who are underserved illustrates the challenge most clearly, but the opportunity extends further. High-net-worth individuals, emerging hedge funds, large multi-manager platforms, ETF issuers, broker-dealers, market makers, and corporates all face the same limitations when operating on outdated infrastructure.

Market Inflection

Market structure is reaching an inflection point. Technology and service resources are expensive to implement and maintain, self-directed platforms provide limited functionality, retail-focused platforms do not offer dedicated client support, and shorter settlement cycles and new transparency requirements are all exposing the limits of legacy systems. Firms that adopt modern infrastructure have an opportunity to pull ahead of those still constrained by older infrastructure.

Market Opportunity

We believe our long-term opportunity is to support any sophisticated investor that needs to access global capital markets, across all asset classes, financial instruments and geographies. Today, we have only begun to serve the market, and we believe we are well positioned to capture a greater share of it.

We estimate our SAM at approximately $128 billion in annual revenues. This estimate is based on the client personas we can serve with the current applications, asset classes and financial instruments that our platform supports today in the geographies we can currently service. We estimate our TAM at approximately $310 billion in annual revenues. The estimated incremental $182 billion opportunity reflects additional pools of revenue that we believe we can access based on our current growth roadmap as we expand into additional applications, asset classes and financial instruments, client personas and geographies. Compared to our revenue of $783.7 million and net income of $157.2 million in the nine months ended September 30, 2025 and our revenue of $463.6 million and net income of $89.1 million in the year ended December 31, 2024, we believe that there is significant untapped opportunity to grow within both our SAM and our TAM.

$310bn
Estimated total addressable market[2]
$128bn
Estimated serviceable addressable market[1]

1	SAM is based on publicly available trading volumes across serviced assets and client personas multiplied by applicable fees.
2

TAM is based on publicly available trading volumes across addressable assets and client personas multiplied by applicable fees. For markets and asset classes not currently served by Clear Street, we relied on industry research and management estimates.

To estimate the size of our addressable markets, we analyzed global capital markets activity across the asset classes, financial instruments and applications we serve today and those we intend to support through applications currently in development, along with the investment banking fees earned on equity and debt issuances and advisory. We considered trading volumes, financing balances across these asset classes and financial instruments. We then evaluated this activity across our four client personas—Individuals, Institutions, Intermediaries, and Corporates—and applied estimated pricing in basis points to calculate estimated annual revenues for the markets we currently serve. The pricing applied was derived from Clear Street’s actual pricing and representative industry benchmarks. For markets not currently served by Clear Street, we relied on industry research and management estimates. Together, these analyses produced our SAM and TAM estimates.

We estimate our SAM to be approximately $128 billion in annual revenues. This reflects the potential revenue opportunity for Clear Street’s platform. It spans the applications we provide today, such as trading and execution, the asset classes and financial instruments we serve today, including equities, options, futures, securities-based swaps, foreign exchange, fixed income, and the client personas we currently serve, including Individuals, Institutions, Intermediaries, and Corporates. Our SAM encompasses activities across such applications, asset classes and financial instruments and client personas in the geographies we currently operate in, which is primarily the United States, as well as, to a lesser extent, Canada, Israel, the U.K. and Singapore.

We estimate that our SAM consists of approximately:

•	$26 billion annual revenue opportunity with Individuals.

•	$60 billion annual revenue opportunity with Institutions.

•	$20 billion annual revenue opportunity with Intermediaries.

•	$22 billion annual revenue opportunity with Corporates.

We believe there are significant opportunities for growth across all of these client personas, as we continue to win clients from competitors and as our technology enables new participants to access the capital markets.

We estimate our TAM to be approximately $310 billion in annual revenues. This consists of our $128 billion SAM plus $182 billion in adjacent opportunities. These adjacent opportunities include, among other opportunities, the expansion of our client personas, such as wealth managers, an estimated $27 billion opportunity if we were to deploy our current capabilities to wealth managers today; the expansion of our applications into subscription-based revenue models, an estimated $25 billion opportunity if we were to launch subscription-based revenue models to current and future client personas; and the expansion of our asset classes and financial instruments to include digital assets, an estimated $18 billion global opportunity based on our current client base. By geography, if we were to launch our existing capabilities, asset classes and financial instruments in new jurisdictions to current client personas, our total adjacent opportunities are:

•	Continuing growth in North America, an estimated $47 billion opportunity.

•	Expanding into South America, an estimated $13 billion opportunity.

•	Expanding into Europe, the Middle East, and Africa, an estimated $66 billion opportunity.

•	Expanding into Asia-Pacific markets, an estimated $56 billion opportunity.

We are in the early stages of growth within these adjacent markets. We believe they represent highly attractive opportunities for Clear Street over the long term.

Built With Differentiated Technology

Our platform is the result of years of engineering effort, regulatory approvals, and rigorous testing. Since 2023, we have added more than 200 engineers and have assembled more than 350 engineers as of September 30, 2025 across software, hardware and infrastructure disciplines from leading technology and financial firms, representing over 40% of our total employees. This wealth of talent gives us the speed of a technology company, combined with the discipline of a financial institution.

We believe our technology approach gives us a structural advantage over competitors, predicated on major architectural decisions that align with our core competitive advantages:

Client-Driven. Existing providers typically maintain multiple ledgers across different business lines that must be reconciled, imposing a significant operational burden on their clients. This architecture makes real-time visibility difficult and induces latency that can extend to days or weeks. By contrast, Clear Street operates on a single real-time ledger with a unified view of positions, balances, and risk. This provides clients immediacy and accuracy, allowing them to use capital more efficiently and enabling us to serve them with greater precision.

Speed. With over 350 members of our team in engineering, we can design, test and launch new applications in months or weeks, compared to years for incumbents. Our modern platform also enables faster onboarding and allows us to respond quickly to changes in market conditions. Because our platform is cloud-native, we need far fewer infrastructure engineers than traditional firms and can focus on building value-creating applications.

Scale and Reliability. Our cloud-native architecture was designed to scale with client demand. Legacy providers often rely on fixed-capacity data centers, associated with large up front capital expenditure, and can face bandwidth constraints during periods of high activity. In contrast, we run on elastic compute through AWS, allowing us to dynamically expand capacity as markets evolve. Serving a two-person hedge fund requires the same infrastructure as serving a large multi-strategy manager, and our platform is engineered to directly scale for both. Being cloud-native provides access to the latest technologies and enables us to serve clients of all sizes with equivalent resilience and efficiency.

Note: Figures as of September 30, 2025.

Our single-ledger architecture also normalizes data in real-time across trading, financing, and risk. This allows traders, portfolio managers, risk managers, and finance teams to operate from a single source of truth. This eliminates manual reconciliations, strengthens risk controls, and produces clean datasets for regulatory reporting and advanced analytics. We believe these advantages cannot be easily replicated by larger incumbents, as they are constrained by approval processes, inflexible architectures, and fragmented data systems that cannot be addressed by capital investment alone.

Designed for Always-On Markets

We process millions of transactions daily and are able to calculate margin and client portfolio profit and loss with full revaluations in seconds. Margin calculations run continuously on our platform, updating as client positions change. This gives clients immediate visibility into exposures and allows them to optimize capital more efficiently than on legacy platforms.

Continuous availability is essential for digital assets, which can be traded 24/7 and, once traded, settle almost instantly. Our infrastructure has been architected to support traditional asset classes and financial instruments and new asset classes and financial instruments, like digital asset classes, within the same unified system. We have already integrated digital asset functionality into our core technology, enabling financing, margin, and risk management across asset classes and financial instruments within a single margin pool. We have already extended our platform to support initial digital assets, such as Bitcoin, Ethereum and Solana internally, confirming our ability to expand beyond traditional assets classes and financial instruments. This integration demonstrates the versatility and extensibility of our platform in meeting evolving industry trends.

Reliability at Scale

Our technology stack has delivered reliably across market cycles. For example, when the SEC mandated that U.S. financial markets transition to T+1 settlement in 2024, legacy providers were required to perform multi-year projects and manual workarounds to avoid disruption to their businesses. By contrast, our engineering team implemented the necessary adjustments to our technology within only a few weeks and effectively handled the increased activity resulting from T+1 settlement.

Our high uptime, measured as the percentage of time that our platform was operational and available to our clients, ensures that clients can access capital markets effectively throughout the entire day and during periods of market volatility, when real-time access to data matters most. For the three months ended September 30, 2025, we maintained 99.92% uptime across our platform. Continuous deployment of upgrades and new feature functionality ensures all of our clients can benefit from improvements as soon as they are released. For the nine months ended September 30, 2025, we deployed an average of 910 production releases per month, reaching a peak of 1,114 production releases in the month of May 2025. Because core functions are unified, almost all transactions on our platform are automated, which reduces operational risk and lowers costs. For the three months ended September 30, 2025, more than 99.93% of transactions on our platform were processed straight-through with no human-to-human interaction, representing the percentage of automated transactions to total transactions over that period.

Elasticity, which is the ability of our platform to automatically and dynamically adjust computing resources such as CPU and memory, is a foundational element of our platform enabling us to expand our services seamlessly as clients onboard and volume increases. As of September 30, 2025, we had approximately 840 services running in production and 1.8 Petabytes of data. The number of machine hosts, CPU cores and memory used increases and decreases based on activity as needed. As of September 2025, machine hosts scaled up and down between 300 – 2,300, CPU cores scaled between 7,000 and 47,000, and memory scaled between 26 Terabytes and 170 Terabytes. During the heightened market volatility in March and April 2025, daily volumes on our infrastructure doubled overnight while throughput expanded in parallel. Elastic compute, which we run through AWS, and a unified risk architecture scale automatically, maintaining continuity of service across all clients, including some of the world’s largest market makers. During this period of heightened market activity, we expanded our share of U.S. equity clearing volume from approximately 3% to over 5%, demonstrating our agility compared to legacy providers.

Legacy providers face structural constraints that require re-engineering to achieve these advantages. Clear Street has already created an infrastructure foundation designed to support the evolving demands of global markets.

Built for Artificial Intelligence

We believe our cloud-based infrastructure and single-ledger architecture position Clear Street to support AI at scale and benefit from ongoing advances across the AI industry. We continuously refresh our dataset using real-time activity from the platform and across the broader market, including trading, security and pricing data, corporate actions, options exercise instructions, clearing and settlement events, payment flows, volatility surfaces, balances, onboarding, and other client activity. This creates a reliable, consistent, and up-to-date foundation for AI models, which we believe enables better risk and collateral management, faster insight generation, and new trade and product opportunities as we continually refresh our dataset. Through our tools we believe AI will transform the way investors discover opportunities, enable them to access more complex products, and provide a more efficient and delightful user experience.

Clear Street Studio

Studio is the interface of our infrastructure. Studio enables clients to use their real-time data to power workflows throughout the investment lifecycle. These include order management, trade allocation, portfolio and risk management, reporting, and corporate actions, all surfaced through a single interface and integrating with other aspects of the Clear Street platform. Administrative tasks such as expiries and transfers are handled natively, reducing manual processes and giving clients real-time transparency.

Our clients can utilize Studio through either our proprietary user interface or our APIs. Our APIs allow clients to programmatically connect securely into our infrastructure from their own applications. By consolidating workflows into one environment, Studio is designed to unify the client experience, optimize financing, and increase balances on the platform.

Awards and Recognition

Clear Street has been recognized by both the financial services industry and independent evaluators. Select awards that we have earned include:

•	In 2025, Clear Street was named by CNBC in The World’s Top FinTech Companies

•	In 2025, Clear Street was ranked in the IDC FinTech Top 50

•	In 2025, Clear Street won Trading & Execution Solution of the Year, and shortlisted for Risk Management Solution of the Year by FOW International

•	In 2024, Clear Street was named the Most Innovative Technology Firm at the HFM US Services Awards

•	In 2024, Clear Street was named by CNBC in The World’s Top 250 FinTech Companies

•	In 2024, Clear Street was named by IDC in FinTech Rankings Top 100 Emerging FinTech

•	In 2024, Clear Street was named Best New Service—Fixed Income—by Traders Magazine

Our Platform

Our architecture empowers us to support new asset classes and financial instruments and build proprietary applications that power the lifecycle of trading and financing.

Applications

Applications convert platform activity into value. Some generate direct revenue through transactions and financing, while others, including risk, treasury, operations, and reporting, do not currently monetize but enhance efficiency and deepen client adoption and retention. Together, they demonstrate how our architecture translates client activity into revenue, data and defensibility.

We proved this architecture in U.S. equities by launching applications for transactions and financing, the two most fundamental functions of capital markets, and then adding supporting applications around these capabilities.

Trading and Execution. Clients trade by utilizing our EMS application or by connecting directly to our infrastructure through FIX or our APIs. These enable clients to send electronic trade orders directly to executing brokers, trading algorithms, exchange or trading venues. Clients may also choose to engage our high-touch trading desk, where experienced market professionals provide tailored trading strategies, source liquidity across venues, and advise on complex or sensitive trades. This service enables clients to leverage our market expertise and relationships to optimize outcomes that may not be achievable through fully electronic trading.

Clearing and Custody. Clearing and Custody applications handle settlement, recordkeeping, and safekeeping of client assets, ensuring trades are processed accurately, positions and collateral are reconciled, and assets remain protected. Their direct integration into our infrastructure reduces third-party dependency and gives clients continuous visibility into holdings, liquidity, and risk.

Risk and Margin. Risk and Margin applications calculate exposure and capital requirements continuously. Real-time visibility allows clients to optimize their risk exposure and manage their capital and collateral efficiently, while the data generated improves our own risk models and margin efficiency.

Portfolio Management and Analytics. Portfolio Management and Analytics applications provide a unified view of performance and positions across accounts, asset classes, and financial instruments. By consolidating this data, clients can manage portfolios dynamically and act on insights instantly.

Lifecycle Management. Lifecycle Management applications automate post-trade events such as option exercises, assignments, expiries, and corporate actions. Automation minimizes operational risk and reduces manual processing.

Financing and Stock Loan. Financing and Stock Loan applications manage funding and securities lending, enabling clients to finance positions, optimize collateral, facilitate shorts, and generate yield.

Operational Workflow and Compliance. These applications facilitate the end-to-end trade lifecycle, enhancing operational efficiency and ensuring regulatory compliance, including client reporting, regulatory reporting, reconciliation, trade surveillance, account onboarding, account master, security master, and pricing. These functions deepen adoption and retention by embedding efficiency, compliance, and reporting directly into the same platform.

Where appropriate, we integrate third-party applications to accelerate market entry or complement non-core functions, rebuilding those capabilities within our own platforms as they become strategic.

Today, these applications support various asset classes and financial instruments, including equities, options, futures, security-based swaps, foreign exchange, fixed income, and a select number of digital assets. Each new asset class or financial instrument requires applications tailored to its market structure, but all are built on the same infrastructure. This repeatable, modular approach enables rapid expansion into new markets, with every addition designed to compound adoption and strengthen the value of the platform.

Platform Catalysts

Catalysts are value-added services that accelerate growth on the platform. Some, such as investment banking and equity research, generate direct revenue. Others, such as corporate access and capital introduction, create value for clients by connecting them to opportunities and counterparties rather than generating revenue directly. In both cases, they bring increased financing and transaction flows into the platform.

Our investment banking business illustrates this effect. To participate in equity capital markets transactions such as initial public offerings and at-the-market (“ATM”) offerings, investors must first create accounts with Clear Street. Once onboarded, investors can expand their relationships by adding balances and trading activity. We also built ATM automated issuance application to support issuers conducting continuous equity offerings. This application provides real-time visibility into proceeds and balances, replacing the static, end-of-day reporting offered by legacy providers. By giving issuers a live, data-driven view of capital raised and outstanding shares throughout an offering, the ATM application enhances our investment-banking technology-first capabilities. It demonstrates how we can build new applications that strengthen catalyst value to the market and in turn, designed to drive more transaction and financing activity onto the platform.

Extensibility

Our platform supports new client personas, applications, and workflows without rebuilding core technology. Each addition, from clearing and financing to security-based swaps and futures, runs on the same real-time ledger and operational framework. This allows us to expand rapidly into new markets, build around client needs, deepen engagement across the platform, and generate new revenue streams with each extension.

Beyond the initial applications of equity transactions and financing, our infrastructure was designed to extend to support more applications, asset classes, financial instruments and client personas:

Security-Based Swaps: In the fourth quarter of 2023, we extended our platform to security-based equity swaps. Swaps have grown rapidly since, as clients seek exposure to equities without directly holding the underlying securities. We serve a broad base of Institutional clients, including ETF sponsors, leveraged ETF providers, hedge funds, family offices, and international firms. We built applications that facilitate our clients desired exposure flows, while we remain market risk neutral. Trades, balances, and collateral are managed in real time on the ledger.

Futures: In March 2024 we extended into the futures asset class, rapidly leveraging our infrastructure and building new applications where needed. Within a span of nine months, we were connected to 15 venues, reaching 23 venues by September 30, 2025, with client segregated balances of approximately $1.7 billion. In the past, it has taken incumbents five or more years to build comparable coverage.

Market Makers: In 2024, we extended our platform to clear for market makers, a client persona that requires speed, reliability, and capacity to handle high trading volumes. This demonstrated our ability to bring new client personas onto our platform with different needs and proved the scalability and performance of our platform. Market makers have traditionally been underserved, and our technology now allows them to clear and finance large volumes efficiently through Clear Street.

Each new application, asset class, financial instrument and client persona we integrate onto our platform demonstrates the repeatability and speed or our model compared to incumbents. We build the applications clients need to scale, and in doing so create incremental revenue streams while strengthening the platform.

Our Economic Model

We generate activity-based revenues from financing and transactions. Unlike legacy providers that serve only portions of the investment lifecycle, our end-to-end platform allows us to capture value across a broader set of client activities. Each activity carries an economic impact. Specifically, our Trading and Execution applications directly generate transactional revenue through execution fees. Our Clearing and Custody applications directly generate transactional revenue through clearing and custody fees. Our Risk and Margin applications directly generate financing revenue through services like margin lending. Financing and Stock Loan applications directly generate financing revenue through locate fees and financing spreads. Portfolio Management and Analytics, Lifecycle Management and Operational Workflow and Compliance applications do not generate direct revenue. However, they are an integral part of managing the trading lifecycle and as a result, they enhance our platform and we believe generate revenue indirectly by driving demand for our platform. We also license our futures application to a small number of clients as a standalone software solution.

Our economic model primarily consists of net financing revenues and transaction revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” for a description of our sources of revenue.

Net financing revenues: Our net financing revenues include customer margin financing, collateralized financing, securities lending, and structured financing trades that provide synthetic exposure. These revenues are predominantly spread-based, creating a predictable source of income across market and rates environments. As clients consolidate balances on Clear Street, we are capturing a larger financing base, which drives scalable growth.

Transaction revenues: Every transaction on our platform is a monetizable flow of client activity. Transaction revenues include commission and clearing income, as well as advisory and underwriting fees from investment banking and other catalyst activities.

Beyond generating financing and transaction revenues, our model delivers operating leverage. Because all client activity runs on the same infrastructure, we can scale by adding more clients, balances, and daily volume with limited incremental cost. As a result, we increased profitability while continuing to grow. For the nine months ended September 30, 2025 and 2024, we generated net income of $157.2 million and $48.7 million, respectively, Adjusted EBITDA of $362.8 million and $84.1 million, respectively, and an Adjusted EBITDA margin of 46.3% and 27.8%, respectively. For the years ended December 31, 2024 and 2023, we generated net income of $89.1 million and a net loss of $17.8 million, respectively, Adjusted EBITDA of $142.9 million and $8.9 million, respectively, and an Adjusted EBITDA margin of 30.8% and 4.5%, respectively, as we continued to invest in expansion initiatives. For additional information regarding Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to the most comparable GAAP measures for each period presented, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Clients bring balances to Clear Street
As balances increase, clients trade more
Increasing client positions expand netting opportunities
Greater client balances improve our capital efficiency, attract new clients, and strengthen risk management
As we finance more, adoption is reinforced
Compound revenues and profitability over time

Our Economic Flywheel

Our economic model creates a self-reinforcing flywheel as client adoption grows.

•	As balances increase, clients trade more, driving greater financing and transaction revenues.

•

As client positions grow and diversify, netting opportunities expand, allowing offsetting positions to reduce our funding needs. This efficiency empowers Clear Street to deliver improved financing solutions to clients

•

Enhanced financing drives higher client balances and attracts new clients, boosts activity, and strengthens risk management, allowing us to finance more, which in turn promotes platform adoption and deeper integration.

•	These dynamics compound revenues and profitability over time, with the dataset generated by client activity further enhancing our models.

This cycle has already translated into measurable results. For the nine months ended September 30, 2025, our average daily interest-bearing client balances grew 85% to approximately $13.0 billion, our ADV grew 88% to approximately 588.6 million shares and contracts processed, and our net revenue grew 160% to approximately $783.7 million. For the year ended December 31, 2024, our average daily interest-bearing client balances grew 203% to approximately $7.8 billion, our ADV grew 38% to approximately 347.3 million shares and contracts processed, and our net revenue grew 137% to approximately $463.6 million. We believe these results demonstrate our ability to broaden reach and enhance profitability per client as adoption compounds.

Our Clients, Go-to-Market Strategy and Client Success

Our Clients

We launched Clear Street to solve the pain points of investors underserved by large incumbents, self-directed platforms, and retail platforms. By combining a unified platform with tailored client support, we believe we deliver faster onboarding, deeper integration, and lower service costs than comparable incumbents. From this foundation, adoption has expanded naturally to Institutions, Intermediaries, and Corporates.

The following examples illustrate how different client personas are served by Clear Street:

•

Individuals: High-net-worth and sophisticated traders consolidate multi-asset portfolios through a single account on our platform. By transacting and financing on our platform, they gain access to institutional grade leverage as well as real-time visibility into positions and collateral.

•

Case study: One Individual scaled their equities and futures activity from $27 million at the start of 2023 to over $98 million as of September 2025 with Clear Street. With high-turnover strategies, they used the platform to manage exposures and collateral in real time.

•

Institutions: Institutions, such as emerging hedge funds, large multi-manager platforms, financial technology providers, foreign financial institutions, and ETF issuers, engage in transactions, financing, and risk management directly on our platform.

•

Case study: In 2023, an emerging manager of private funds, regulated mutual funds and ETFs expanded on to Clear Street’s infrastructure to support growth through managed accounts. They used Studio’s trade automation and portfolio-management tools to streamline reporting and operations and avoid duplicating infrastructure.

•	Intermediaries: Intermediaries, such as institutional and retail broker-dealers and market makers, use our platform to process high volumes reliably through cycles of volatility.

•

Case study: In 2025, one global Intermediary doubled daily trading volumes overnight from an average of 44 million shares throughout March 2025 to 98 million shares on April 9, 2025 during a period of increased market activity. While legacy providers imposed limits, Clear Street’s elastic infrastructure absorbed the surge in real time. This enabled the client to maintain continuous trading and risk management without manual intervention and deploy capital more efficiently.

•

Corporates: Corporates are entities seeking investment banking services and research coverage. They access Clear Street for capital markets activities such as equity and debt issuances and financing and can expand into advisory transactions once onboarded. Over 300 new investors have created accounts on the platform since the launch of the investment banking catalyst in 2023 to participate in investment banking transactions. This provides for the opportunity to broaden adoption across asset classes, financial instruments and applications, expanding transaction and net financing revenues.

•

Case study: In 2025, a media and technology company raised more than $2.0 billion in connection with the establishment of a digital asset treasury strategy. Our investment banking function connected the investors in such media and technology company with the Clear Street platform and leveraged unified technology to streamline the investment process.

Client Success

Clear Street’s strategic goal is to lead the industry in front-to-back client experience: onboarding, trading, financing, reporting, and support delivered as one integrated system. Traditional providers fall into two models: platforms that deliver broad access but low-touch, self-directed service, and large institutions that reserve their highest-touch service for only their largest clients. We strive to combine the best of both.

Our approach starts with client requirements, which inform how we design and evolve our platform. Because every trade, balance, and collateral movement is processed through a single system of record, clients gain real-time access, accuracy, and risk visibility. These same qualities strengthen our service organization, allowing us to anticipate issues, resolve them at first contact, and apply feedback directly into product and engineering. We maintain open and frequent dialogue with clients, which helps us identify new ways to serve them and continually add value to the platform.

Client success drives deeper adoption and durable relationships. Among Institutions and Intermediaries, we began 2024 with 144 active clients. Of those clients, we retained 143 by the end of the year, resulting in a client retention rate of approximately 99.3% for clients active at the beginning of the period, with revenues from retained clients representing virtually 100% of prior-year levels. Attrition during these periods was minimal and largely the result of our deliberate focus on maintaining a high-quality, profitable client base aligned with our strategic priorities. Our strategy for retention is providing the highest quality customer service and experience and responding to their ongoing and changing needs as well as continuously expanding the applications, asset classes, financial instruments, products and geographies that we service.

The Clear Street brand is built on the conviction that service is infrastructure. Our ambition is to redefine what client experience means in capital markets: not just “good enough,” but materially better—an experience that fuels retention, expansion, referrals, and defendability.

Go-to-Market Strategy

Historically, the majority of our go-to-market strategy was driven by direct selling and word-of-mouth. Marketing costs represented less than 1% of our net revenue for the nine months ended September 30, 2025 and for the year ended December 31, 2024, which is a comparably low cost as a percent of revenue compared to our peers. Our current go-to-market strategy utilizes technology to drive our prospecting, branding and marketing so that we bolster lead generation and go-to-market efforts across the firm. We utilize a mix of channels to drive prospecting, lead generation, brand recognition and sales engagement. These channels include digital, industry engagement, partnership marketing and thought leadership. Our growth is also reinforced by referrals and client expansion, as clients consolidate more activity on our platform.

Our Growth Strategies

Our market opportunity spans all sophisticated investors in the global capital markets. Any client that transacts or finances on our infrastructure benefits from the same unified ledger. We believe this positions Clear Street to capture a large addressable market that remains constrained by legacy platforms. We intend to be disciplined with our growth strategy, leveraging our adoption flywheel and track record of innovation to pursue opportunities. Select areas of our growth strategy include:

Deepening Wallet Share With Existing Clients

We intend to expand wallet share with existing clients. When clients consolidate balances and trading activity on our platform, they are able to adopt applications such as our execution, risk, and portfolio management systems. They then can expand into additional asset classes and financial instruments, including equities, options futures, security-based swaps, foreign exchange, fixed income, and in the near term, digital assets, and applications, including risk management, without the need for duplicative systems. In addition, clients are able to experience financial benefits from portfolio margin and cross-margin as they bring more balances to our platform, further encouraging adoption.

In September 2025, we launched a platform sales initiative. This initiative created a single enterprise-wide sales team able to engage with every client persona. By unifying sales coverage, we increase efficiency, broaden client acquisition, and create cross-selling opportunities across the platform.

As balances and transaction volumes per client increase, so does Clear Street’s activity-based revenues. As of September 30, 2025, the number of Institutional clients engaged in three or more activities has grown 81% since 2023, from 48 to 87, measured by transactions in asset classes, financial instruments and financing activities on our platform. This growth reflects both continued onboarding of new Institutional clients and deepening engagement from existing ones. As clients deepen their reliance on our infrastructure, we believe we can expand wallet-share with existing clients.

Increasing Client Acquisition

We intend to increase client acquisition across all of our client personas. We have established a repeatable playbook for acquiring clients from incumbents and expanding their use of our platform: Our sales and marketing process is a multi-channel strategy that blends new client outreach with scalable digital marketing initiatives. Institutional and Intermediary sales are long-cycle and consultative, while individual sales are short-cycle and marketing-led. Direct selling, data-informed targeted origination, digital presence and targeting digital channels, thought leadership at industry events, referrals, partnerships, and the Clear Street technology-first reputation serve as accelerators across all client personas.

For Individuals, growth is primarily through referrals, direct selling, industry events and digital marketing. Frictionless digital experiences through the sales and marketing funnel will be critical to our success in rapidly scaling revenues from Individuals. As we continue to invest in our platform, we anticipate digital marketing to form a larger part of our client acquisition strategy. Our client base has continued to expand, increasing from 1,141 Individuals as of December 31, 2023 to 1,291 as of September 30, 2025. Interest-bearing client balances for Individuals grew from approximately $250.0 million to approximately $1.1 billion during the same period, and revenues earned from Individuals represented approximately 10% of our net revenues for the nine months ended September 30, 2025. As of December 31, 2025, interest-bearing client balances for Individuals were approximately $0.9 billion.

For Institutions, we are an extension of their operations. Once these clients consolidate balances and trading activity and further utilize our platform, we believe they experience efficiencies across their business. In addition to direct client acquisition, we are also pursuing marketing and business development partnerships in business-to-business-to-consumer (“B2B2C”) channels that allow large-scale account onboarding through intermediaries and financial institutions. Each B2B2C partner can bring hundreds, thousands or millions of downstream accounts, amplified by social and professional networks that lower costs and broaden reach. We have seen continued momentum in revenue-generating Institutional clients as this client persona has grown from 287 Institutions as of December 31, 2023 to 674 Institutions as of September 30, 2025. These clients’ interest-bearing client balances grew from approximately $2.3 billion to approximately $15.5 billion during the same period. As of December 31, 2025, interest-bearing client balances for Institutions were approximately $15.2 billion.

For Intermediaries, growth primarily comes through direct relationships and referrals, as clients seek broader capabilities including greater scale and capacity than their existing providers can offer. The number of Intermediaries on our platform has grown from 11 Intermediaries as of December 31, 2023 to 23 Intermediaries as of September 30, 2025. These clients’ interest-bearing client balances grew from approximately $12.2 million to approximately $647.5 million during the same period. As of December 31, 2025, interest-bearing client balances for Intermediaries were approximately $1.6 billion.

For Corporates, we are a trusted advisor, allowing them to raise capital or pursue strategic activity to accelerate their growth. Since launching our investment-banking catalyst in late 2023, corporate engagement has scaled quickly. We believe that we have strong thought leadership in the disruptive technology space and are bringing technology-enabled advisory to the investment banking industry. We have generated approximately $451 million in aggregate gross proceeds in U.S. equity offerings for the year ended December 31, 2024, ranking as the 36th highest-grossing provider and fourth in SPAC offerings. In the nine months ended September 30, 2025, we acted as underwriter, placement agent or financial advisor on 18 transactions, generating approximately $2.21 billion in aggregate gross proceeds for clients. This activity positions us among the top 19 U.S. equity underwriters and top three in SPAC offerings according to Bloomberg.

Application-Led Growth

We intend to innovate by launching new applications in response to client needs and broader market opportunities, which can help us grow wallet share with existing clients and win new clients. Our application development pipeline is robust, and we are pursuing multiple new applications to bring new balances, transactions and clients to our platform.

One current focus is on deepening our platform value for active traders. These traders differ from mass-market retail because they typically have higher-balance accounts (generally $50,000 or greater), require continuous market access, desire more control over order routing and execution, and invest in more complex strategies. We are building an application that is intended to provide institutional-grade capital markets access, all from a single account view. We believe this application will enable us to acquire thousands of sophisticated accounts in a cost-effective manner, without the same manual labor or onboarding costs faced by our competitors.

Other new applications in our pipeline include trading systems and risk engines that operate continuously on real-time portfolio data, issuance workflows for tokenized assets that are integrated into financing and risk workflows, benchmark indices, and AI-enabled analytics. Because data is generated natively at the infrastructure layer, it is clean, normalized, and extensible across applications. We believe this allows new applications to be delivered at minimal incremental cost. Over time, we believe new applications may create the potential for recurring revenue streams on top of our existing activity-based revenues.

New Asset Classes and Financial Instruments

We intend to serve new asset classes and financial instruments on our platform, attracting further balances and trading volumes. Our infrastructure is built to be asset and instrument-agnostic. For example, the same ledger that powers traditional asset classes can integrate digital assets within a single risk and capital framework, without the need for redesign. We have already extended our platform to support initial digital assets, such as Bitcoin, Ether and Solana, confirming our ability to extend our platform beyond traditional capital markets. Additional digital asset applications are in development. The introduction of security-based swaps to support growth in the leveraged ETF market showcases similar capabilities with respect to new financial instruments. Longer term, we intend to explore other asset classes and financial instruments, such as prediction markets, that could further demonstrate the adaptability of our infrastructure.

Global Expansion

Our clients are domiciled in over 66 countries as of September 2025 and we primarily allow them to access capital markets in the United States. We have a track record of entering and then expanding within new geographies subject to any necessary adjustments for different regulatory environments.

For example, we have already entered Canada in 2023 with U.S. equities, U.S. options, Canadian equity, stock loan, and foreign exchange, and entered the United Kingdom in 2024 with securities finance, U.K. equity, and E.U. equity. We currently have a license application pending with the Authority for the Financial Markets (“AFM”) in the Netherlands, which, if granted, would allow us to provide financing and trading capabilities throughout the European Union.

Following these market entries, we have begun to scale our business in both Canada and the U.K. While our presence in these geographies currently represents a small portion of our overall net revenue (1.2% of net revenue from outside the United States for the nine months ended September 30, 2025), we believe geographic expansion is repeatable and, over the long term, represents a significant growth opportunity.

We are also considering certain countries in Asia Pacific as opportunities for further geographic expansion.

Serving Additional Client Personas

Our platform allows us to be nimble and expand quickly into new client personas, leveraging the same infrastructure to serve adjacent markets. We intend to broaden our reach beyond our current institutional and intermediary client base to include new personas where the same structural advantages apply. For example, we see wealth managers and fund administrators as natural extensions of our platform. Both personas face many of the same operational, capital inefficiencies and legacy and fragmented systems challenges as Institutional clients. Our unified ledger and integrated financing capabilities can streamline portfolio management, enhance risk visibility, and improve capital efficiency for these firms and their underlying clients.

By serving additional client personas in the future, including wealth managers and fund administrators, we can capture activity across a larger share of client balances and investment flows, deepen relationships across the financial ecosystem, and bring new volume, collateral, and margin opportunities onto our platform. Over time, we believe we can extend our reach from institutional markets into the broader wealth, fund administration, and advisory space, further compounding our growth and reinforcing our role as the infrastructure layer connecting every segment of modern capital markets.

Corporate Development and Acquisitions

We intend to evaluate mergers and acquisitions (“M&A”) opportunities on a case-by-case basis and pursue them if we believe them to be additive to our platform. Our approach to acquisitions and partnerships is guided by discipline and consistency with our infrastructure-first model. Select acquisitions that we have conducted include:

In 2019, we acquired Centerpoint Securities (“Centerpoint”), an introducing broker that serviced individual traders. Prior to its relationship with us, Centerpoint facilitated its clients across five different clearing firms, multiple platforms and a patchwork of routing and front-end partners. According to Centerpoint, it was constrained by bureaucracy, infrastructural limits, and by its own ability to develop software solutions. Once onboarded to Clear Street’s platform, we were able to eliminate the clearing firms and provide Centerpoint a platform to scale their business. By 2021, earnings increased approximately 164% from $15.4 million in 2019 to $40.7 million for the year ended December 31, 2021, even without accounting for the net income/earnings generated from our synergies.

In 2023, we acquired BASIS, which advanced the rollout of our global futures application. Because BASIS connectivity was integrated directly into our infrastructure, we were able to deliver futures without building duplicative systems, monetizing flows across our existing client base.

In 2024, we acquired Fox River, adding both a client base and algorithmic strategies across 30 electronic communications networks/dark pools and single-dealer platforms. Internalizing these flows increased capture and reduced external costs, further reinforcing the efficiency of our infrastructure.

In 2025, we acquired Pulse, an execution management system providing exchange connectivity and algorithms for trading in digital assets.

Competitive Landscape

Global capital markets are served today by banks and custodians, financial technology and retail brokers, and point solution technology and data vendors, each built for narrow pools of activity and constrained by legacy infrastructure.

Large Incumbents. These banks and custodians provide balance-sheet depth and client relationships but are bound by capital requirements and legacy systems. Adapting to change requires prolonged projects and duplicative infrastructure. In contrast, our platform has extended quickly to support new asset classes and financial instruments, such as global futures and easily supported market changes like T+1 Settlement and 24/6 trading.

Financial Technology and Retail Brokers. These relatively new market entrants excel at consumer acquisition and user interfaces but typically depend on outsourced vendors and fragmented systems for execution, clearing and custody. Their models are generally optimized for retail activity, not suitable for professional markets.

Self-Directed Professional Platforms. Firms in this category provide multi-asset access and serve both retail and Institutional clients through connected networks. They typically rely on legacy infrastructure or third-party systems for clearing, financing, and risk management. While they offer broad connectivity, their underlying architectures remain fragmented.

Point Solution Technology and Data Vendors. Firms in this category include independent providers and business units of broader financial technology companies that monetize software and information but rely on fragmented inputs and cannot generate unified, real-time transaction datasets.

Clear Street captures data natively at the infrastructure layer, providing us with a single source of truth throughout the investment lifecycle that are designed to compound with adoption. We believe that we compete with these market participants through our infrastructure-first approach: we have built a unified platform that currently supports 24/6 trading across a variety of market venues and is able to service a broad range of clients with modern technology that captures data natively at the infrastructure layer. In addition, we believe we are insulated from new competitors as a result of high barriers to entry, which include steep, up-front capital investment, scarce qualified talent, heavy regulatory and licensing requirements, a quickly evolving capital markets landscape and the costs of fostering deep, established client relationships and distribution networks.

Risk and Liquidity

Market risk, credit risk and liquidity management are core to our platform. Every trade strengthens our ledger: each data point sharpens our models, improves capital efficiency, and builds client confidence. More activity improves controls, and stronger controls support more activity. Risk and liquidity are not just protection; they are the foundation of our ability to scale.

Our infrastructure combines automation with deep industry experience across credit, market, operational and quantitative risk with AI and machine learning-powered alerting systems. Models process vast amounts of data in real time, leveraging the integration of trading, risk, and financing on our unified platform. These models adapt instantly to volatility, while oversight comes from engineers and market veterans with over 400 years of combined experience across credit, market and operational quantitative risk and who managed risk through the 2008 global financial crisis and COVID-19 pandemic. This combination allows us to test and refine under stress, scale balances confidently, operate consistently through volatile conditions and gives us strong control of aggregate exposure. Our risk models combine state-of-the art, proprietary multi-factor, multi-asset stress-testing capabilities across different asset types to safeguard us and give our clients a consolidated view of risk across their portfolio. This perspective supports a virtuous cycle of growth for us and our clients. As clients expand their portfolios, we can improve our clients’ economics through a broader integrated risk perspective.

For incumbents, risk and liquidity remain constrained: banks are limited by capital rules and batch systems, and financial technology brokers are constrained by rented infrastructure. Clear Street was built differently. By integrating risk and liquidity natively into our infrastructure, we turn them into growth drivers, the foundation of scale.

Regulation and Compliance

Our securities and derivatives businesses are extensively regulated by U.S. federal and state regulators, foreign regulatory agencies, and numerous exchanges and SROs of which our subsidiaries are members. Clear Street has subsidiaries licensed to conduct securities and derivatives business in the United States, Canada, the U.K. and Singapore, with license applications pending in the European Union. Securing and maintaining these licenses requires sustained engagement and capital, creating barriers to entry and reinforcing our competitive position. For Institutional clients, regulatory credibility is a prerequisite for initiating and maintaining a client relationship, and enables us to expand efficiently into new markets

We have devoted significant resources to our risk management and compliance infrastructure, with approximately 7.5% of our employees dedicated risk or control specialists, ensuring deep subject-matter expertise throughout the organization. We leverage advanced tools to proactively identify and mitigate compliance and regulatory risks, providing a robust and dynamic framework designed to manage risk effectively. We have established compliance, supervisory, and risk management policies and procedures designed to comply with regulatory requirements in each relevant jurisdiction and maintain enterprise-wide policies that apply across all our regulated and unregulated entities. Our compliance program includes written supervisory procedures, training programs for employees, automated surveillance systems, internal testing and monitoring, and an escalation process for the identification and remediation of issues.

Registrations and Licenses

We operate two registered broker-dealers in the United States: CS LLC and CS Enhanced Lending LLC (“CS Lending”), In addition, we operate two registered security-based swap dealers (“SBS dealers”) in the United States, CS LLC and Clear Street Derivatives LLC (“CS Derivatives”) and one registered FCM, CS LLC.

Internationally, we operate Clear Street Canada Inc. (“CS Canada”), an investment dealer registered in Canada, and CS UK, a broker-dealer authorized in the United Kingdom. CS LLC also utilizes the international dealer exemption in Canada to provide services to Canadian permitted clients. In addition, Clear Street Singapore Pte Ltd. (“CS Singapore”) recently obtained a Capital Markets Services License from the MAS to provide certain services in Singapore.

U.S. Subsidiaries

CS LLC is registered as a broker-dealer and SBS dealer with the SEC and as a FCM with the CFTC and is a member of FINRA and the NFA. CS LLC is registered in all 50 U.S. states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

CS LLC is a member of the following national securities exchanges: BOX Exchange, Cboe BYX Exchange, Cboe BZX Exchange, Cboe C2 Exchange, Cboe EDGA Exchange, Cboe EDGX Exchange,

Cboe Exchange, Investors’ Exchange, Long-Term Stock Exchange, MEMX, MIAX Emerald, MIAX PEARL, MIAX Sapphire, Miami International Securities Exchange, NYSE American, NYSE Arca, NYSE National, NYSE Texas, Nasdaq BX, Nasdaq GEMX, Nasdaq ISE, Nasdaq MRX, Nasdaq PHLX, Nasdaq and NYSE. CS LLC is a member of the following futures exchanges: Cboe Futures Exchange, CME, Chicago Board of Trade, Commodity Exchange Inc., Coinbase Derivatives, Eurex, European Energy Exchange, AG, Gulf Mercantile Exchange, ICE Futures Abu Dhabi, ICE Endex, ICE Futures Europe, ICE Futures US, MIAX Futures Exchange, New York Mercantile Exchange and Nodal. CS LLC is a member of the following clearing organizations: the OCC, DTC, FICC and NSCC for securities and CME, European Committee Clearing AG, Eurex Clearing AG, ICE, Nodal and OCC for futures.

CS Lending is registered as broker-dealer with the SEC and is a member of FINRA and is registered in New York. CS LLC is not registered in any other domestic or foreign jurisdiction and is not a member of any national securities exchange or clearing organization. CS Derivatives is registered as a SBS dealer with the SEC.

International Subsidiaries

CS Canada is registered as an investment dealer with the OSC and is a member of CIRO. CS UK is authorized as an investment firm with the FCA. CS Singapore holds a Capital Markets Services License from the MAS. We are also in the process of obtaining licenses in the Netherlands, whereby we will be regulated by the Netherlands AFM.

Scope of Regulation—United States

The financial services industry in which we operate is subject to extensive regulation. In the United States, this includes regulatory regimes administered by the SEC and CFTC. The SEC is the federal agency primarily responsible for the administration of federal securities laws, including the Exchange Act. The CFTC is the federal agency primarily responsible for the administration of federal commodity derivatives laws, including the Commodity Exchange Act. In addition, FINRA and NFA are SROs that are actively involved in the regulation of our financial services businesses (securities in the case of FINRA and commodity derivatives in the case of the NFA). Broker-dealers that conduct securities activities involving municipal securities are also subject to regulation by the Municipal Securities Rulemaking Board. In addition to federal regulation, we are subject to state securities regulations in each state and U.S. territory in which we conduct securities activities and to regulation by other SROs, including securities exchanges and clearing houses.

The SEC, FINRA, CFTC, NFA, other SROs and state securities regulators conduct periodic examinations of broker-dealers, FCMs, and SBS dealers, consistent with the jurisdiction of each. The designated examining authority under the Exchange Act for CS LLC and CS Lending is FINRA for their broker-dealer business, and the designated SRO under the CEA for CS LLC is the NFA for its commodity futures business. The SEC is the authority that conducts examinations of CS LLC’s and CS Derivatives’ activities as an SEC-registered SBS dealer.

The regulations cover all aspects of our U.S. broker-dealer, SBS dealer, and FCM businesses and operations, including, among other things, sales and trading practices and reporting requirements, client onboarding, advertising and marketing, publication or distribution of research, margin lending, uses and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, disclosures to clients, suitability, customer privacy, data protection, information security and cybersecurity, the safeguarding and sharing of customer information, best execution of customer orders, customer qualifications for certain transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts, and the conduct of directors, officers and employees.

In addition, the businesses that we may conduct are limited by our arrangements with and our oversight by regulators. Participation in new business lines, including trading of new products or participation on new exchanges or in new countries often requires regulatory and/or exchange approvals, which may take significant time and resources.

As certain of our subsidiaries are members of FINRA, we are subject to certain regulations regarding changes in control or ownership and material changes to our business. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a change in control of a member firm. FINRA defines control as a new owner of 25% or more of the firm’s equity by a single entity or person and would include a change in control of a parent company. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by FINRA. Further, FINRA approval under Rule 1017 may be required for material changes to our FINRA member subsidiaries’ business activities.

Scope of Regulation—International

We are an active participant in the international markets, primarily in Canada and United Kingdom. CS Canada is regulated and subject to examination by the Ontario Securities Commission and CIRO. CS UK is regulated and subject to examination by the UK FCA. We have also recently obtained a Capital Market Services License for CS Singapore from the MAS and a general permit from the Israeli Securities Authority, which allows CS LLC to service investors in Israel. Our international subsidiaries are subject to extensive regulations proposed, promulgated and enforced by these regulatory authorities. Every country in which we do business imposes upon us laws, rules and regulations similar to those in the United States, including with respect to some form of capital adequacy rules, customer protection rules, data protection regulations, AML and anti-bribery rules, and compliance with other applicable trading regulations.

Regulatory Schemes

Net Capital

CS LLC is a registered broker-dealer, SBS dealer, and FCM and is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. CS Lending is subject to the SEC’s minimum financial requirements. As broker-dealers and, with respect to CS LLC as a SBS dealer, CS LLC and CS Lending are subject to the SEC’s Uniform Net Capital Rule 15c3-1, which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer’s assets be kept in relatively liquid form. Generally, a broker-dealer’s capital is its net worth plus qualified subordinated debt less deductions for certain types of assets. The SEC and various SROs impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. In addition, CS LLC, as an FCM, is required to maintain adjusted net capital of $1,000,000 or some greater amount as determined under CFTC Regulation 1.17, which includes the FCM’s risk-based capital requirement based on “risk margin” required for customer and noncustomer (e.g., affiliated entities) accounts. At December 31, 2024, CS LLC had net capital of $551.6 million which was $497.1 million in excess of its required net capital of $54.5 million. At September 30, 2025, CS LLC had net capital of $889.0 million, which was $763.9 million in excess of its required net capital of $125.1 million.

Because CS Lending was approved as a broker-dealer in February 2025, it did not have any net capital requirement at December 31, 2024. At September 30, 2025, CS Lending had net capital of $5.0 million, which was $4.7 million in excess of its required net capital of $0.3 million

At December 31, 2024, CS Derivatives had net capital of $125.7 million which was $99.8 million in excess of its required net capital of $25.9 million. At September 30, 2025, CS Derivatives had net capital of $27.1 million, which was $7.1 million in excess of its required net capital of $20.0 million.

Rules 15c3-1 and 18a-1 also prohibit a broker-dealer or SBS dealer, under certain circumstances, from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions. Moreover, broker-dealers and SBS dealers are required to notify the SEC prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in certain reductions its excess net capital. The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer or SBS dealer.

Abroad, CS Canada is subject to the CIRO risk adjusted capital requirement. CS UK is subject to the Prudential Sourcebook for MiFID Investment Firms (“MIFIDPRU”) which is part of the FCA’s Handbook. For the purposes of MIFIDPRU, CS UK is a Non-Small Non-Interconnected investment firm (“Non-SNI”) with a permanent minimum capital requirement of GBP 750,000. Non-SNI firms such as CS UK are larger and more complex compared to other investment firms and are therefore subject to additional regulatory obligations. MIFIDPRU sets out various requirements with which CS UK must comply on an ongoing basis, including in relation to risk management, governance, own funds, remuneration, and disclosure.

Client Protection and Segregation Requirements

To conduct client activities, CS LLC and CS Derivatives are obligated under SEC and CFTC rules, as applicable, to segregate cash and qualified securities belonging to clients. In accordance with the rules under the Exchange Act, CS LLC and CS Derivatives are required to maintain separate bank accounts for the exclusive benefit of clients. CS LLC and CS Derivatives are also required to maintain possession and control of certain client securities. In accordance with the rules under the CEA, CS LLC is required to segregate all monies, securities and property received from clients in specially designated accounts. CS Canada and CS UK are subject to similar requirements in their respective jurisdictions.

Margin Requirements

CS LLC’s and CS Lending’s securities credit transactions are subject to limitations imposed by the rules and regulations of the Board of Governors of the Federal Reserve and FINRA. In general, these margin rules and regulations provide for initial and maintenance margin requirements and that, in the event of a significant decline in the value of securities collateral, broker-dealers are required to obtain additional collateral from the borrower or liquidate the borrower’s positions. Likewise, CS LLC and CS Derivatives are generally required under SEC rules to collect initial and mark-to-market margin from security-based swap counterparties. CS LLC is also required under CFTC rules to restrict the withdrawal of customer account balances if the withdrawal would lead to a margin deficiency. CS LLC, CS Derivatives, and CS Lending may also impose more stringent requirements on positions that, in their sole discretion, involve higher levels of risk, at any time and without notice.

Anti-Money Laundering, Counterterrorism Financing, Anti-Bribery and Corruption and Sanctions Regulations

We are subject to several AML, CTF, anti-bribery and corruption and economic and sanctions regulations, such Bank Secrecy Act, the Dodd-Frank Act, the BSA/USA PATRIOT Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.K. Bribery Act and FINRA Rule 3310 and sanctions regulations imposed by OFAC and other jurisdictions. Our regulated entities in the U.S. and abroad are subject to these and similar regulatory schemes. These regulations require CS LLC to develop AML programs to assist in the prevention and detection of money laundering and combating terrorism. The AML program includes policies and procedures, employee training, customer identity requirements, the designation of a compliance officer and periodic independent audits. To comply with these rules, we have an AML department that is responsible for developing and implementing our enterprise-wide programs for compliance with the various AML, counter-terrorist financing and sanctions laws and regulations, including through KYC screenings, transaction monitoring and other policies, procedures and controls to promote compliance with sanctions, fraud, AML, CTF and anti-bribery and corruption laws.

Security

The infrastructure of our proprietary platform is designed with a cybersecurity-forward approach. Built on Zero Trust principles, our cybersecurity systems are regularly monitored, penetration-tested, and validated by independent third parties. Dedicated teams track emerging cybersecurity threats in real time, while automation further enforces cybersecurity controls across different applications.

By embedding cybersecurity at the infrastructure layer, protection scales naturally with the growth of activity on our platform. Our infrastructure design seeks to ensure that clients’ assets and data remain secure as they consolidate operations onto our proprietary platform, while Clear Street reduces operational risk without adding layers of vendor systems. See also “Risk Factors—Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity—Applications on our platform, including Studio, and services we offer rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption, instability, and other potential flaws due to software errors, design defects, and other processing, operational, and technological failures, whether internal or external.”

Trademarks and Brand

The protection of our intellectual property and other proprietary rights is an important aspect of our business. We rely primarily on trade secret, trademark, contract and copyright laws to protect our proprietary technology.

As of September 30, 2025, we held 5 registered U.S. trademarks, 17 registered foreign trademarks, no pending U.S. trademark applications and 5 pending foreign trademark applications. We also hold registered and unregistered trademarks and service marks protecting the “Clear Street” and the “Clear Street StudioTM brand and related trade names, logos, and marks, and also maintain a portfolio of registered internet domain names and defensively registered names associated with our business to support global branding and marketing initiatives.

Enforcement and Limitations

Despite our efforts to protect our intellectual property and other proprietary rights, there can be no assurance that the steps we take will be sufficient to protect against others offering applications or technologies that are substantially similar to ours and that compete with our business. In addition, intellectual property laws in certain jurisdictions do not protect proprietary rights to the same degree as the laws of the United States, and we may be unable to protect our intellectual property or other proprietary rights to the same extent globally. We may be subject to claims alleging infringement, misappropriation, or other violations of third-party intellectual property or other proprietary rights, which, regardless of merit, could result in costly litigation and the diversion of management resources and the attention of management, which may harm our business, operating results, financial condition and prospects. We rely on confidentiality, non-disclosure, and invention assignment agreements with our employees, and independent contractors, as well as license and confidentiality agreements with third parties, to protect sensitive know-how and trade secrets. Access to our proprietary systems and data is restricted to personnel and counterparties on a need-to-know basis.

For more information, see “Risk Factors—Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity—We may not be able to adequately establish, maintain, protect and enforce our intellectual property and other proprietary rights or may be prevented from using intellectual property necessary for our business.”

Open Source Software and Third-Party Technology

Like many financial technology firms, we incorporate open source software components into our proprietary platform. We monitor our use of open source software in an effort to ensure compliance with applicable license terms. We also license certain third-party technologies and data feeds, and our use of such licensed rights may be subject to claims of infringement, misappropriation or other violation by third parties. For more information, see “Risk Factors—Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity—We use open source software, and any failure to comply with the terms of one or more of the related open source licenses could negatively affect our business.”

Human Resources and Culture

As of September 30, 2025, we had 823 employees across our offices in the United States and abroad, with employees working remotely in certain areas where we do not have physical offices. We also had 109 independent contractors. Our employees span engineering, operations, compliance, product development, risk management, and leadership, reflecting the multidisciplinary expertise required to operate and expand a technology-enabled, global financial platform. We believe that our people are one of our most important assets. Our human capital strategy is designed to support growth, operational resilience, and innovation while maintaining a strong cultural foundation. We are focused on attracting and retaining top performers, investing in professional development, and reinforcing a values-driven culture that aligns with our mission to modernize the global brokerage ecosystem.

The Clear Street brand has built its success on a culture of exceptional service. Our clients have high expectations, and when they need to interact with a service representative, they expect prompt and well-trained personnel. Clear Street’s strategic goal is to lead the industry in front-to-back client experience, elevating the standard for our sector. We firmly believe that a positive client experience is a key driver of revenue growth and market share expansion.

A successful client experience strategy begins with proactive engagement from the outset. We work backwards from our clients’ needs to develop solutions that genuinely resonate and delight them. This approach fosters a strong bond between us and our clients, leading to loyalty and stickiness.

To achieve this service model, we establish clear service expectations with our clients, aiming to meet or exceed them. We systematically log and record client issues and feedback, using this information to continuously improve our offerings.

Our strong client service culture is rooted in a philosophy of working backwards from the client, data-driven decision-making, a robust digital experience, a dedicated client service organization, and a right-time-first philosophy.

We have been certified as a Great Place to Work for three consecutive years and recognized on Fortune’s Best Workplaces in New York list.

Facilities

Our principal executive offices are located at 4 World Trade Center, 150 Greenwich Street, 45th Floor, New York, NY 10007, where we occupy approximately 90,000 square feet under a long-term lease. This location houses our primary executive, technology, operations, trading, and administrative functions and serves as the corporate headquarters of the Company.

In addition to our New York headquarters, we maintain a network of offices across the United States and internationally to support our growing workforce and client base. These facilities allow us to access key financial and technology talent pools, provide continuity of service, and position our teams closer to clients and regulators in important markets. Our current leased office locations include U.S. offices in New York, NY (Headquarters), Del Mar, CA, Stamford, CT, Chicago, IL, Lisle, IL, Tampa, FL, West Palm Beach, FL, Boston, MA, and Birmingham, MI. Our international offices are located in Toronto, Canada, London, UK, Umeå, Sweden, Amsterdam, Netherlands, Singapore, Bangalore, India, and Mumbai, India.

We believe our existing facilities are suitable and adequate to meet our current operational needs. As we continue to expand our global platform, including through regulatory applications currently underway in the Netherlands, we expect to open additional offices in key international financial centers. We believe additional space will be available on commercially reasonable terms as required to support our growth.

Data Privacy

Our business collects, stores, shares, uses, discloses, transmits and otherwise processes sensitive and confidential information, including the personal information of individuals in many jurisdictions, including across the United States. For example, we may collect and process personal information related to our website visitors, clients, potential clients, employees, contractors, business partners, vendors and other third parties with whom we do business, such as names, addresses, demographic data, government-issued identification documents, online identifiers, and financial information, and with respect to employees, health information and demographic data for purposes of workplace accommodations, regulatory reporting and other similar employment-related requirements. We may also obtain personal information from third-party sources, such as lead generation campaigns. As a result, compliance with state, federal and international data privacy, data protection and cybersecurity laws, rules, regulations and industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transmission and other processing of personal information is integral to the creation of trust in our platform. We are also legally obligated to provide and comply with our privacy policies.

We strive to perform data privacy and cybersecurity-related operations according to the applicable laws, rules, regulations, industry standards and other legal obligations. Our privacy program references the entire lifecycle of personal information from the point of collection to the point of disposal, and is designed to comply with all applicable data privacy, data protection and cybersecurity laws, rules, regulations, industry standards and other legal obligations. For more information, see “Risk Factors—Risks Related to Our Intellectual Property, Technology, Data Privacy, Data Protection and Cybersecurity—We are subject to complex and evolving laws, regulations and industry requirements related to data privacy, data protection and cybersecurity across different markets where we conduct our business.”

Legal Proceedings

We are subject to various legal and regulatory proceedings, claims and actions. Although the outcome of these proceedings, claims and actions cannot be predicted with certainty, we do not believe that the outcome of any such proceedings, claims and actions that we are currently subject to would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any material legal and regulatory proceedings, claims and actions threatened against us. Regardless of the outcome, litigation has the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See “Risk Factors—Risks Related to Regulatory and Legal Matters—We are or may be subject to potential liability in connection with pending or threatened legal proceedings and other matters.”

MANAGEMENT

Our Executive Officers and Directors

Set forth is certain biographical and other information regarding our directors and executive officers.

Name	Age	Position
Directors
Uriel Cohen	46	Executive Chairman of our Board of Directors
Elli Ausubel	41	Executive Vice Chairman of our Board of Directors
Douglas Engmann	78	Director
Jay Park	54	Director
Christopher Pento	59	Director
Matthew Roberts	39	Director
Executive Officers
Edward T. Tilly	62	Chief Executive Officer and Director
Steven Bisgay	58	Chief Financial Officer
Jonathan Daplyn	51	Chief Operating Officer
John Levene	58	Chief Experience Officer

Directors

Uriel Cohen co-founded Clear Street in 2018, served as our Co-Chief Executive Officer from January 1, 2025 through January 19, 2026, and has served as our Executive Chairman of our Board of Directors since 2019. Mr. Cohen co-founded Alpine Global Management LLC in 2010, an investment firm specializing in event-driven and relative-value strategies across global markets. Since 2012, Mr. Cohen has served as Chairman of The White Bay Group, a multi-asset investment firm focused on financial services, capital markets technology and trading ventures technology. Mr. Cohen holds a Bachelor of Science in Finance from Yeshiva University. We believe Mr. Cohen is qualified to serve on our Board of Directors because of his strategic, operational and financial expertise.

Elli Ausubel has served as a member of our Board of Directors since March 2019 and as our Executive Vice Chairman since January 19, 2026. Since January 2014, Mr. Ausubel has served as Head of Strategy at Alpine Global Management LLC, an investment firm specializing in event-driven and relative-value strategies across global markets. In this role, he is responsible for firm-wide strategic initiatives and business development. He has also served as a Senior Partner and Director of The White Bay Group since 2015, a multi-asset investment firm focused on financial services, capital markets technology and trading ventures technology. Mr. Ausubel holds a Bachelor of Arts and a Master of Arts from Yeshiva University. We believe Mr. Ausubel is qualified to serve on our Board of Directors because of his strategic, operational and financial expertise.

Christopher Pento has served as a member of our Board of Directors since March 2019. Mr. Pento is one of our co-founders and served as our Chief Executive Officer from our inception in 2018 until 2024. Mr. Pento is currently an Operating Partner for the White Bay Group, a multi-asset investment firm focused on financial services, and an Advisor to Belvedere Strategic Capital. Prior to co-founding Clear Street, Mr. Pento was the Head of Global Operations at Exos Financial from 2017 through 2018, Chief Operating Officer at Engineers Gate Market Technologies LLC from 2016 through 2017 and Chief Operating Officer at Arxis Capital Group LLC from 2014 through 2016. Mr. Pento also previously served as a Managing Director at Knight Capital Group from 2002 through 2014. Mr. Pento holds a Bachelor of Science in Economics and Finance from Rutgers University. We believe Mr. Pento is qualified to serve on our Board of Directors because of his strategic, operational and financial expertise.

Douglas Engmann has served as a member of our Board of Directors since February 2026, having previously been a senior advisor from 2023 until January 2026. Mr. Engmann is currently the non-executive chairman of the board of WarpForge Limited, an industrial technology company. Mr. Engmann was the co-founder and President of Sage Clearing Corporation, a market maker clearing firm, which was sold to ABN AMRO Inc. in 1998. At ABN AMRO, he was CEO of ABN AMRO Clearing and Execution Services and Vice-Chairman of ABN AMRO Inc. He served as Chairman of Sage Trader LLC, a brokerage firm, from 2012 to 2023, and as CEO from 2021 to 2023. Mr. Engmann has served as the Acting Executive Chairman of the Pacific Stock Exchange and as a director of the Options Clearing Corporation and the National Securities Clearing Corporation. Mr. Engmann holds a Bachelor of Arts in Economics from the University of California, Berkeley, and a Master of Science in Economics from the Massachusetts Institute of Technology. We believe Mr. Engmann is qualified to serve on our Board of Directors because of his strategic, operational, and financial expertise.

Jay Park has served as a member of our Board of Directors since April 2022. Mr. Park co-founded Prysm Capital in 2019 and has served as Managing Partner since its inception. Prior to Prysm, Mr. Park spent eighteen years with BlackRock Private Equity Partners where he served on the Management and Investment Committees, helping to lead investing activities across the United States and Asia. Prior to his time at BlackRock, Mr. Park was a principal investment officer with Merrill Lynch Global Private Equity focused on investing in the emerging markets, after starting his career in Merrill Lynch’s Mergers and Acquisitions department. Mr. Park currently sits on the board of directors for Summit Securities Holdings LLC, a position he has held since 2024. He holds a Bachelor of Science in Applied Mathematics and Economics from Brown University, and a Master of Business Administration, with honors, from Columbia University. We believe Mr. Park is qualified to serve on our Board of Directors because of his strategic, operational and financial expertise and his experience in senior leadership roles at other financial services companies.

Matthew Roberts has served as a member of our Board of Directors since April 2022. Mr. Roberts co-founded Prysm Capital in 2019 and has served as a Partner since its inception. Prior to Prysm, Mr. Roberts spent nine years at BlackRock Private Equity Partners where he invested in market leading companies across the United States and Asia and was a founding member of the team’s Hong Kong and San Francisco offices. Prior to BlackRock, Mr. Roberts was part of the Leveraged Finance group at Bank of America Merrill Lynch, where he partnered with middle market companies to structure credit facilities. Mr. Roberts currently sits on the board of directors for Summit Securities Holdings LLC, a position he has held since 2024. Mr. Roberts holds a Bachelor of Science in Business Administration from the University of North Carolina’s Kenan-Flagler Business School. We believe Mr. Roberts is qualified to serve on our Board of Directors because of his strategic, operational and financial expertise.

Executive Officers

Edward T. Tilly has served as our President since July 8, 2024, Co-Chief Executive Officer since January 2025, and Chief Executive Officer and a member of our Board of Directors since January 2026. Prior to joining Clear Street, Mr. Tilly served as Chairman and Chief Executive Officer of Cboe Global Markets from 2017 until 2023. From November 2011 until 2017, he served as Cboe’s President and Chief Operating Officer, and from August 2006 until November 2011, he served as Executive Vice Chairman. Mr. Tilly was a member of the Chicago Board Options Exchange from 1989 until 2006, serving as Member Vice Chairman from 2004 through July 2006. He holds a Bachelor of Arts degree in Economics from Northwestern University. We believe Mr. Tilly is qualified to serve on our Board of Directors because of his strategic, operational and financial expertise and his experience in senior leadership roles at other financial services companies.

Steven Bisgay has served as our Chief Financial Officer since August 2023. Prior to joining Clear Street, Mr. Bisgay served as Cantor Fitzgerald LLC’s Chief Financial Officer from 2015 until

2023. From 2020 until 2022, Mr. Bisgay also served as BGC Partners’ Chief Financial Officer. Prior to joining Cantor Fitzgerald, Mr. Bisgay served as Chief Financial Officer for KCG Holdings, Inc. from 2013 through 2014 and held various roles, including Chief Financial Officer and Chief Operating Officer at Knight Capital Group from 2007 through 2013. Mr. Bisgay holds a Bachelor of Science in Accounting from the Binghamton University School of Management and a Master of Business Administration from Columbia University. Mr. Bisgay is also a Certified Public Accountant.

Jonathan Daplyn  has served as our Chief Operating Officer since 2025. He joined Clear Street in 2023 as our Chief Information Officer. Prior to joining Clear Street, Mr. Daplyn worked at Morgan Stanley for 27 years, serving as Head of Prime Brokerage Technology from 2016 through 2023 and prior to that as Head of Derivatives Clearing Technology from 2012 through 2016. He holds a Bachelor of Science in Economics and Statistics, with honors, from University College London.

John Levene has served as our Chief Experience Officer since April 2025. Prior to joining Clear Street, Mr. Levene worked at Goldman Sachs for 27 years, 14 of which he was a Partner. Mr. Levene was head of Global Banking and Markets Client Experience from 2021 until 2025 and Co-Head of Prime Finance Client Experience from 2018 until 2021. He holds a Bachelor of Arts degree in Economics with honors from the University of Manchester, England.

Family Relationships

Uriel Cohen, the Executive Chairman of our Board of Directors, and Elli Ausubel, our Executive Vice Chairman and a member of our Board of Directors, are brothers-in-law. There are no other family relationships among any of our directors and/or executive officers.

Controlled Company Exemption

Upon completion of this offering, Global Corp., will beneficially own approximately 88.28% of the voting power of our outstanding capital stock (or approximately 88.03% of the voting power of our outstanding capital stock if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) and we will be a “controlled company” within the meaning of the Nasdaq listing rules.

For so long as Global Corp. and its permitted transferees hold more than 50% of the voting power of our company, we will be a “controlled company” as defined under the corporate governance standards of the and may elect not to comply with certain corporate governance standards under Nasdaq listing rules including, but not limited to:

•	the requirement that a majority of our Board of Directors consists of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•

the requirement that our nominating and governance committee be composed entirely of independent directors or otherwise have director nominees selected by vote of a majority of the independent directors.

For at least some period following this offering, we intend to utilize these exemptions. Consistent with these exemptions, upon completion of this offering, we will not have a majority of independent directors, and we will not have a wholly independent Compensation & Talent Committee or independent Nominating and Corporate Governance Committee. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. Although we will be a “controlled company,” we are required to comply with the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the Audit Committee. Upon the completion of this offering, we will have at least one fully independent Audit Committee member, within 90 days of the date of this prospectus the majority of the members of the Audit Committee will be independent and within one year of the date of this prospectus the Audit Committee will be composed of all independent members. Additionally, we intend to adopt charters for our Audit Committee, Risk Committee, Compensation & Talent Committee and Nominating and Corporate Governance Committee prior to the completion of this offering and intend to conduct annual performance evaluations of these committees.

Accordingly, although we may transition to fully independent compensation and nominating and governance committees prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Composition and Director Independence

Upon completion of this offering, our Board of Directors will consist of seven directors, and the number of directors may be changed only by a resolution of our Board of Directors; provided, however, that prior to the date in which either (i) Global Corp. and its permitted transferees no longer hold more than 50% of the combined voting power of our outstanding common stock entitled to vote generally in the election of directors or (ii) we fail to qualify as a “controlled company” (or similar) under the applicable stock exchange rules (the “Trigger Date”), our stockholders may also fix the number of directors. Initially, our Board of Directors will consist of a single class of directors each serving one-year terms. After the Trigger Date, our Board of Directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms (other than directors which may be elected by holders of preferred stock, if any). This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of our Board of Directors because, in general, at least two annual meetings of stockholders would be necessary for stockholders to effect a change in a majority of the members of our Board of Directors.

Our Board of Directors has determined that Douglas Engmann is independent under the applicable rules of Nasdaq. Our Board of Directors will have discretion to determine the size of our Board of Directors.

Board Committees

Upon completion of this offering, we will have an Audit Committee, a Risk Committee, a Compensation & Talent Committee and a Nominating and Corporate Governance Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The members of our Audit Committee are Douglas Engmann, Jay Park and Matthew Roberts. Douglas Engmann is the chairperson of our Audit Committee. Our Board of Directors has determined that Douglas Engmann is independent under Nasdaq listing rules and SEC rules and regulations. In addition, our Board of Directors has determined that Douglas Engmann meets the criteria of an audit committee financial expert as set forth in the applicable SEC rules and for financial sophistication set forth in the Nasdaq listing rules.

The responsibilities of our Audit Committee will include, among other things:

•

appointing and overseeing an independent registered public accounting firm to audit our consolidated financial statements, including determining the engagement, compensation and retention of the independent registered public accounting firm;

•	evaluating the independent registered public accounting firm’s qualifications, independence and performance;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	approving or pre-approving all audit and all permissible non-audit services to be performed by the independent registered public accounting firm;

•	overseeing and monitoring the design, implementation, adequacy and effectiveness of internal control over financial reporting with management and the independent registered public accounting firm;

•	reviewing and approving related party transactions; and

•	establishing procedures for the receipt, retention and treatment of any complaints received by us regarding accounting, internal accounting controls or auditing matters.

Risk Committee

The members of our Risk Committee are Uriel Cohen and Christopher Pento. The primary purpose of the Risk Committee will be to assist our Board of Directors in fulfilling its oversight of management’s responsibilities with respect to financial and capital matters, including strategies that bear upon our long-term financial sustainability. In addition, the Risk Committee will oversee the governance of significant risks throughout the Company and the establishment and ongoing monitoring of our risk profile, risk capacity and risk appetite.

Compensation & Talent Committee

The members of our Compensation & Talent Committee are Uriel Cohen, Douglas Engmann and Jay Park. Douglas Engmann is the chairperson of our Compensation & Talent Committee. Our Board of Directors has determined that Douglas Engmann is independent under Nasdaq listing rules and SEC rules and regulations.

The responsibilities of the Compensation & Talent Committee will include, among other things:

•	reviewing and approving the compensation of the Chief Executive Officer, other executive officers and directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of employees.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Douglas Engmann, Christopher Pento and Matthew Roberts. Douglas Engmann is the chairperson of our Nominating and Corporate Governance Committee.

The responsibilities of the Nominating and Corporate Governance Committee will include, among other things:

•	identifying and recommending candidates for membership on our Board of Directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our Board of Directors; and

•	assisting our Board of Directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, our Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors. To the extent any members of our Compensation & Talent Committee and their affiliates have participated in transactions with us, a description of those transactions is described in “Certain Relationships and Related Party Transactions.”

Code of Business Conduct and Ethics

In connection with this offering, our Board of Directors will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of our employees, executive officers, and directors. The Code of Conduct will be available on our website at https://www.clearstreet.io/. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, that are required to be disclosed pursuant to Nasdaq listing rules or SEC rules and regulations will be disclosed on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

We are an EGC under applicable federal securities laws and are therefore permitted to take advantage of certain reduced public company reporting requirements. As an EGC, we provide in this filing the scaled disclosure permitted under the JOBS Act.

The following table sets forth information concerning the compensation paid to our Co-Chief Executive Officers and our two other most highly compensated executive officers during our fiscal year ended December 31, 2025 (collectively referred to as our “named executive officers” or “NEOs”).

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)		Bonus ($)(2)		Stock Awards ($)(3)		Option Awards($)(4)		All Other Compensation ($)			Total ($)
Edward Tilly Co-Chief Executive Officer	2025 2024	$ $	500,018 155,556	$ $	2,250,000 750,000	$	— 16,060,884	$	— 8,958,175	$ $	9,737 16,843	(5) (6)	$ $	2,759,755 25,941,458
Uriel Cohen Co-Chief Executive Officer	2025		—		—		—		—		—			—
John Levene Chief Experience Officer	2025		$275,908		$1,450,000		$21,133,950		$5,310,000		$3,231	(7)		$28,173,089
Jonathan Daplyn Chief Operating Officer	2025		$491,686		$1,850,000		—		—		$10,093	(8)		$2,351,779

(1)

Reflects each NEO’s title as in effect during the 2025 fiscal year. Mr. Tilly became our Co-Chief Executive Officer in January 2025. Mr. Cohen served as Co-Chief Executive Officer from January 2025 through January 19, 2026. Mr. Cohen did not receive any compensation for his services as Co-Chief Executive Officer. Instead, he received his compensation from the Company in his capacity as our Executive Chairman. This compensation is disclosed in the Section “2025 Director Compensation Table.” Mr. Levene commenced his employment with us in April 2025.

(2)

Represents discretionary bonuses earned by our NEOs based on our achievement of specified individual and corporate performance goals for fiscal years 2024 and 2025, as applicable. In the case of Mr. Levene, this amount includes a $750,000 commencement bonus paid following his commencement date, pursuant to the terms of his employment agreement. In addition, Mr. Levene’s bonus was guaranteed to be $600,000 for fiscal year 2025; going forward, Mr. Levene’s bonuses will be discretionary with a target similar to $600,000.

(3)

The amounts reported represent the aggregate grant date fair value of the restricted stock unit awards granted to the NEOs calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock unit awards reported in this column are set forth in Note 11 “Equity-Based Compensation” in the notes to our audited consolidated annual financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock unit awards and do not correspond to the actual economic value that may be received by our NEOs upon the vesting and settlement of the restricted stock unit awards or any sale of the underlying shares of our Class A common stock following settlement.

(4)

The amounts reported represent the aggregate grant date fair value of the option awards granted to the NEOs, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the option awards reported in this column are set forth in Note 11 “Equity-Based Compensation” in the notes to our audited consolidated annual financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the option awards or any sale of the underlying shares of our Class A common stock.

(5)	Consists of $2,083 in 401(k) plan matching contributions, $1,584 in life insurance premiums, and $6,070 in professional club memberships.
(6)

Consists of $1,750 in 401(k) plan matching contributions, $783 in life insurance premiums, $9,840 in professional club memberships and $4,470 in legal fees incurred in connection with the negotiation of his employment agreement.

(7)	Consists of $2,500 in 401(k) plan matching contributions and $731 in life insurance premiums.
(8)	Consists of $9,541 in 401(k) plan matching contributions and $552 in life insurance premiums.

Narrative Disclosure to the Summary Compensation Table

Base Salaries

Each of the NEOs, other than Mr. Cohen, is paid a base salary commensurate with his skill set, experience, performance, role and responsibilities. For fiscal year 2025, the annual base salaries for Edward Tilly, John Levene and Jonathan Daplyn were $500,000, $400,000 and $500,000, respectively.

Bonuses

Our NEOs, other than Mr. Cohen, are eligible to receive discretionary, cash-based annual performance bonuses based on a qualitative evaluation of individual and Company performance following the applicable performance year in recognition of their prior year performance. We believe that this approach provides an opportunity to balance our annual financial and operational achievements with qualitative judgments regarding how individual performance goals were achieved and ensures appropriate and balanced outcomes once all relevant facts are known following the end of a fiscal year. Annual cash bonuses are generally payable in the year following the performance year to which the bonus relates, subject to the NEO’s continued employment with us through the payment date.

Equity Incentive Compensation

We grant equity awards to our NEOs in the form of stock options and RSUs. Information regarding equity awards held by our NEOs as of the December 31, 2025 are described in more detail in the “Outstanding Equity Awards at Fiscal 2025 Year-End” table.

Other Benefits

Health and Welfare Benefits

Our NEOs, other than Mr. Cohen, are eligible to receive the same employee benefits that are generally available to all our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for eligible U.S. employees, including our NEOs, other than Mr. Cohen. Under our 401(k) plan, employees may elect to defer a portion of their annual compensation on a pre-tax basis, subject to applicable annual Internal Revenue Code limits. In addition, we make matching contributions of 5% of a participant’s deferrals up to $10,000 of the participant’s salary.

Employment Arrangements with NEOs

We have entered into employment agreements with each of our NEOs, other than Mr. Cohen. The employment agreements generally set forth the NEO’s annual base salary, target annual bonus and eligibility to participate in our equity incentive plan and our benefit plans generally. The material terms of the applicable employment agreements with Edward Tilly, John Levene and Jonathan Daplyn are described below.

Under their respective employment agreements, our NEOs are generally not entitled to severance or other termination-related benefits in connection with a termination of employment, other than certain noncompete payments as described in more detail below. However, under his employment agreement, Mr. Tilly is eligible to receive certain payments and benefits upon a termination of services, as described below.

In connection with Mr. Tilly’s promotion to Co-Chief Executive Officer in January 2025, we entered into an amended and restated employment agreement with Mr. Tilly. The terms of such agreement are substantially consistent with his prior employment agreement, except that (i) his annual base salary was set at $500,000; (ii) his target annual bonus for 2025 was set at $1,500,000; and (iii) if Mr. Tilly’s employment is terminated by us without cause, then subject to his continued compliance with his restrictive covenant obligations and his timely execution and nonrevocation of a release of claims, Mr. Tilly will be eligible to receive a prorated target bonus for the year in which such termination occurs, to be paid in a cash lump sum at such time as we pay our regular year-end bonuses for such fiscal year. In addition, if Mr. Tilly’s employment is terminated by us without cause during the six-month period immediately following a change in control, then, subject to his continued compliance with his restrictive covenant obligations and his timely execution and nonrevocation of a release of claims, Mr. Tilly will be eligible to receive an amount equal to two times the sum of his then-current annual cash base salary and annual cash bonus paid to him with respect to the immediately preceding complete fiscal year. Mr. Tilly’s amended and restated employment agreement also provides for an RSU award and an option award, the terms of which, including the acceleration terms, are set forth in the Outstanding Equity Awards at Fiscal 2025 Year-End” table.

In connection with Mr. Levene’s hiring, on February 12, 2025, we entered into an employment agreement with him. Mr. Levene is entitled to (i) an annual base salary of $400,000; (ii) a target annual bonus of around $600,000, with his annual bonus for 2025 to be guaranteed at $600,000; (iii) a commencement bonus of $750,000, which is subject to pro-rata repayment if Mr. Levene resigns for any reason or is terminated for “cause” prior to the 12-month anniversary of his receipt of the commencement bonus; (iv) a grant of RSUs representing 1,000,000 shares of our Class A common stock, which, subject to the satisfaction of a liquidity event (which will be satisfied by no later than the expiration of the Stockholder Lock-Up Period (as defined herein)), service vest 25% on the first anniversary of the grant date and monthly in equal installments for 36 months thereafter; (v) a grant of RSUs representing 224,623 shares of our Class A common stock, which, subject to the satisfaction of a liquidity event, service vest in varying tranches through January 31, 2028; and (vi) a grant of options representing 500,000 shares of Class A common stock, which, subject to the satisfaction of a liquidity event (which will be satisfied by no later than the expiration of the Stockholder Lock-Up Period), service vest 25% on the first anniversary of the grant date and monthly in equal installments for 36 months thereafter.

In connection with Mr. Daplyn’s hiring, on July 3, 2023, we entered into an employment agreement with him. Mr. Daplyn is entitled to (i) an annual base salary of $400,000; (ii) a discretionary annual bonus; (iii) a grant of RSUs representing 970,060 shares of our Class A common stock, which, subject to the satisfaction of a liquidity event (which will be satisfied by no later than the expiration of the Stockholder Lock-Up Period), service vest one-third on each of the one year, two year and three year anniversaries of the grant date; (iv) a grant of RSUs representing 120,974 shares of the Company’s common stock, which, subject to the satisfaction of the liquidity event, will have fully vested as to service as of January 27, 2026; and (v) a grant of options representing 479,075 shares of Class A common stock, which, subject to the satisfaction of a liquidity event (which will be satisfied by no later than the expiration of the Stockholder Lock-Up Period), service vest 25% on the first anniversary of the grant date and monthly in equal installments for the 36 months thereafter.

In connection with their employment agreements, our NEOs, other than Mr. Cohen, are subject to our standard proprietary information, assignment of inventions, noncompetition, nonsolicitation and nondisparagement agreement (the “Restrictive Covenant Agreements”), which provides for restrictions on noncompetition (during employment and for nine months or, in the case of Mr. Tilly, two years, post-termination), employee and customer nonsolicitation (during employment and for two years post-termination), confidentiality (perpetual), assignment of intellectual property rights and nondisparagement. Pursuant to the Restrictive Covenant Agreements, in the event we choose to enforce the noncompete and the applicable NEO is unemployed as a result of the covenant not to compete, our NEOs will be entitled to receive payments on a semi-monthly basis equal to the applicable executive’s base salary for the duration of the noncompete period.

Equity Compensation Plans and Arrangements

Clear Street Group Inc. Amended and Restated 2021 Stock Incentive Plan

The 2021 Plan was adopted on March 18, 2021. The 2021 Plan allows for the grant of awards, consisting of stock options, stock awards and RSUs to employees, nonemployee directors of the Company (or any parent or subsidiary) and consultants and independent advisors who provide services to the Company (or any parent or subsidiary).

Administration. Our Board of Directors is responsible for the administration of the 2021 Plan and may delegate any or all administrative functions to a committee of one or more board members. Subject to compliance with applicable law, our Board of Directors may delegate the administrative authority to an officer of the Company, with respect to awards to employees who are not officers. The administrator has the authority to determine the eligible persons to receive awards, the times to make the awards, the number of shares to be covered by the awards, the exercise and/or vesting schedule, the exercise price or purchase price to be paid, the status of options as incentive option or non-qualified stock option and the maximum term for the option. The administrator has the authority, subject to the provisions of the 2021 Plan, to establish rules and regulations for proper administration of the 2021 Plan, and to make determinations under and issue interpretations of the 2021 Plan.

Shares Subject to the 2021 Plan. Subject to adjustment for certain circumstances as described in the 2021 Plan, the maximum aggregate number of shares that may be subject to awards and sold under the 2021 Plan is 50,716,975 shares, of which 42,198,127 shares have been granted. The shares may be authorized but unissued, or reacquired common stock of the Company. The Board intends to provide that no further grants of awards will be made under the 2021 Plan.

In the event of any stock split, stock dividend, spin-off, extraordinary distribution, recapitalization, combination, repurchase, exchange of shares or other similar transaction affecting the Company’s common stock without the Company’s receipt of consideration, or in the event of a substantial reduction to the value of the shares of the Company’s common stock by reason of spin-off or extraordinary distribution or in the event of any merger, consolidation, reincorporation or other reorganization, the administrator will adjust (i) the maximum number and/or class of shares issuable under the 2021 Plan, (ii) the number and/or class, and exercise or purchase price of shares covered by each outstanding award, (iii) the number and/or class of shares subject to forfeiture or our repurchase rights, and the repurchase price payable, and (iv) the maximum number and/or class of shares issuable pursuant to incentive stock options.

Options. The administrator may grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for “incentive stock options,” or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. The maximum number of shares of common stock which may be issued under the 2021 Plan pursuant to incentive stock options may not exceed, subject to adjustment as described above. The aggregate fair market value of the shares of Class A common stock for which one or more options granted to any employee may for the first time become exercisable as incentive stock options during any one calendar year shall not exceed $100,000. The exercise price per share will be no less than the fair market value (or 110% of the fair market value in the case of incentive stock options granted to a 10% stockholder) of the share on date of grant. The maximum term of an option granted under the 2021 Plan will be 10 years from the date of grant (or five years in the case of incentive stock options granted to a 10% stockholder). Each option is evidenced by an award agreement, provided that such agreement complies with the terms and conditions of the 2021 Plan, including type of options, exercise price, exercise and term, effect of termination of service, unvested shares, stockholder rights, limits on incentive stock options and repricing.

Stock Awards. The administrator may issue shares of common stock under the 2021 Plan. Each such stock issuance will be evidenced by an award agreement, provided that such agreement complies with the terms and conditions of the 2021 Plan, including consideration, vesting provisions and stockholder rights.

RSUs. The administrator may grant RSUs under the 2021 Plan. Each award of RSUs will be evidenced by one or more award agreements, provided that such agreements comply with the terms and conditions of the 2021 Plan, including vesting provisions and stockholder rights.

Effect of Change in Control on Awards. In the event of a “change in control” (as defined in the 2021 Plan), each outstanding award, as determined at the administrator’s sole discretion, may be (i) assumed by the successor corporation (or its parent), (ii) canceled and substituted with an award granted by the successor corporation (or its parent), (iii) otherwise continued in full force and effect pursuant to the terms of the change in control transaction, or (iv) replaced with our or any successor corporation’s cash retention program which preserves the spread existing on the unvested shares subject to the award at the time of the change in control and provides for payout of that spread in accordance with the same applicable exercise/vesting schedule, provided that such replacement cash program would not result in the treatment of the award as deferred compensation subject to Code Section 409A. If an outstanding award is not assumed, substituted, continued or replaced, such award will automatically vest in full immediately prior to the change in control, unless subject to other limitations imposed at the time of grant.

Amendment and Termination. Our Board of Directors has the exclusive power to amend the 2021 Plan, provided that no such amendment shall adversely affect the rights and obligations with respect to outstanding awards, unless the participant consents to such amendment. The 2021 Plan terminates upon the earliest of (i) 10 years from the date the 2021 Plan was adopted, (ii) the date on which all shares available have been issued as vested shares, or (iii) termination of all outstanding awards in connection with a Change in Control.

Clear Street Group Inc. 2026 Omnibus Incentive Plan

In connection with this offering, we have adopted the 2026 Plan, which will be effective in connection with the completion of this offering. Awards under the 2026 Plan include options (including options intended to qualify as incentive stock options under Section 422 of the Code as well as nonqualified stock options), stock appreciation rights (“SARs”), restricted stock, RSUs, performance awards, other cash-based awards and other share-based awards. Our employees or consultants (or employees or consultants of our affiliates or subsidiaries) and our non-employee directors are eligible to receive an award under the 2026 Plan. The following summary describes the material terms of the 2026 Plan.

Administration. The 2026 Plan will be administered by the Compensation & Talent Committee, which may delegate some or all of its authority to one or more of our officers or to one or more committees of our Board of Directors. In addition, our Board of Directors may, in its sole discretion, administer or grant awards under the 2026 Plan. The Compensation & Talent Committee will have broad authority to administer the 2026 Plan, such as to (i) designate participants, (ii) determine the types of awards to be granted, (iii) determine the number of shares to be covered by awards, (iv) determine the terms and conditions of any award and prescribe the form of each award agreement, (v) amend the terms or conditions of outstanding awards, (vi) interpret and administer the 2026 Plan or any instrument or agreement relating to, or award made under, the 2026 Plan and (vii) make any other determination and take any other action that the Compensation & Talent Committee deems necessary or desirable for the administration and compliance of the 2026 Plan.

Shares Subject to the 2026 Plan. The maximum number of shares of our Class A common stock available for issuance under the 2026 Plan will not exceed 35,172,179 shares; provided that the total number of shares available for issuance under the 2026 Plan will be increased on each January 1 following the effective date of the 2026 Plan up to and including January 1, 2036 in an amount equal to the lesser of (i) 5% of outstanding shares of our Class A common stock and Class B common stock outstanding (on a fully diluted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the Compensation & Talent Committee in its discretion (together, the “Share Pool”). In addition, the following shares of Class A common stock will become available again for issuance under the 2026 Plan: (i) any awards under the 2026 Plan or 2021 Plan that are forfeited, cancelled, expire, terminate or otherwise lapse or is settled in cash, in whole or in part, without the delivery of shares; (ii) any shares of Class A common stock withheld in respect of taxes relating to any award under the 2026 Plan or 2021 Plan and (iii) any shares of Class A common stock tendered or withheld to pay the exercise price of options under the 2026 Plan or 2021 Plan. The maximum number of shares of our Class A common stock available for issuance with respect to incentive stock options under the 2026 Plan is 35,172,179.

Options. The exercise price of an option may not be less than the fair market value of a share of our Class A common stock on the grant date (other than in the case of Substitute Awards (as defined in the 2026 Plan)). The term of each option shall be fixed by the Compensation & Talent Committee but shall not exceed 10 years from the date of grant. Any grant of incentive stock options must be in compliance with Section 422 of the Code, and may only be granted to our employees or the employees of our parent or subsidiary corporation.

Stock Appreciation Rights. The exercise or hurdle price of a SAR may not be less than the fair market value of a share of our Class A common stock on the grant date (other than in the case of substitute awards). The term of each SAR shall be fixed by the Compensation & Talent Committee but shall not exceed 10 years from the date of grant.

Restricted Stock. Restricted stock is an award of shares that is subject to certain restrictions and forfeiture conditions as determined by the Compensation & Talent Committee. The participant will generally have the rights and privileges of a stockholder with respect to awards of restricted stock, including the right to vote and the right to receive dividends.

RSUs. An RSU is an award that represents a right to receive the value of one share of our Class A common stock (or a percentage of such value). RSUs may be paid in cash, shares, other awards, other property or any combination thereof. Awards of RSUs may include the right to receive dividend equivalents. The participant does not have the rights and privileges of a stockholder with respect to shares of our Class A common stock underlying an RSU.

Performance Awards. Performance awards are awards that may be earned upon achievement or satisfaction of performance conditions specified by the Compensation & Talent Committee. Performance awards may be denominated as a cash amount, number of shares of our Class A common stock or units or a combination thereof.

Other Cash-Based and Other Share-Based Awards. The Compensation & Talent Committee is authorized to grant other cash-based awards and other share-based awards. For awards in the nature of a purchase right, the purchase price shall not be less than the fair market value of such shares of our Class A common stock on the grant date.

Director Compensation Limitations. Any participant who is a non-employee director may not receive compensation from us for any calendar year in excess of $750,000 (or $1,000,000 in the case of Chairman of our Board of Directors) in the aggregate, including cash payments and awards.

Changes in Capitalization. If the Compensation & Talent Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of shares of our Class A common stock or our other securities, issuance of warrants or other rights to acquire shares of our Class A common stock or our other securities, issuance of shares of our Class A common stock pursuant to the anti-dilution provisions of our securities, or other similar corporate transaction or event affecting the shares of our Class A common stock, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2026 Plan, then the Compensation & Talent Committee shall adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of (i) the number and type of shares of our Class A common stock (or other securities) which thereafter may be made the subject of awards, including the amount of the Share Pool and the number of shares available for incentive stock options, (ii) the number or amount and type of shares of our Class A common stock (or other securities) subject to outstanding awards, (iii) the grant, acquisition, exercise or hurdle price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award and (iv) the terms and conditions of any outstanding awards, including the performance criteria of any performance awards.

Effect of Termination of Service or a Change of Control Transaction. The Compensation & Talent Committee may provide that an award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to the end of a performance period or vesting, exercise or settlement of such award.

In the event of a change of control transaction (as defined in the 2026 Plan), the Compensation & Talent Committee may take any one or more of the following actions with respect to any outstanding award, (i) continuation or assumption of such award by us (if we are the surviving corporation) or by the successor or surviving entity or our parent, (ii) substitution or replacement of such award with substantially the same terms and value as such award, (iii) acceleration of the vesting and the lapse of any restrictions either immediately prior to or as of the change of control transaction, or upon voluntary termination of service without cause or for good reason and/or due to death or disability, or upon the failure of the successor or surviving entity (or its parent) to continue or assume such award, (iv) in the case of a performance award, determination of the level of attainment of the applicable performance condition(s) and (v) cancellation of such award in consideration of a payment with the form, amount and timing determined by the Compensation & Talent Committee subject to certain requirements in the 2026 Plan.

Repricing. The Compensation & Talent Committee may, without stockholder approval, seek to effect any repricing of any previously granted “underwater” option, SAR or similar award.

Clawback. Any awards (including any amounts or benefits arising from such awards) will be subject to any clawback or recoupment arrangements or policies we have in place from time to time, and the Compensation & Talent Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and will, to the extent required, cancel or require reimbursement of any awards granted or any shares of our Class A common stock issued or cash received upon vesting, exercise or settlement of any such awards or sale of shares of our Class A common stock underlying such awards.

Term. The 2026 Plan will become effective on the date on which the closing of this offering occurs. No award may be granted under the 2026 Plan after the tenth anniversary of the earlier of (i) the date the 2026 Plan is adopted by our Board of Directors and (ii) the date the 2026 Plan is approved by our stockholders. No awards will be granted under the 2026 Plan after the earlier to occur of (i) the maximum number of shares of our Class A common stock available for issuance have been issued and (ii) our Board of Directors terminates the 2026 Plan. However, unless otherwise expressly provided in the 2026 Plan or in an applicable award agreement, any award granted under the 2026 Plan may extend beyond such date, and the authority of the Compensation & Talent Committee to amend, alter, adjust, suspend, discontinue or terminate any such award, or to waive any conditions or rights under any such award, and the authority of our Board of Directors to amend the 2026 Plan, shall extend beyond such date.

Amendment and Termination. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2026 Plan, our Board of Directors may amend, alter, suspend, discontinue or terminate the 2026 Plan or any portion thereof at any time; provided that no such amendment, alternation, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the stock market or exchange on which the shares of our Class A common stock are principally quoted or traded or (ii) subject to certain limitations, the consent of the affected participant of the 2026 Plan if such action would materially adversely affect the rights of such participant under any outstanding award.

Clear Street Group Inc. 2026 Employee Stock Purchase Plan

In connection with this offering, we have adopted the ESPP, which will be effective in connection with the completion of this offering. The ESPP consists of two components: the Section 423 component, intended to qualify as an “employee stock purchase plan” under Section 423(b) of the Code (the “423 Component”) and the non-Section 423 component (the “Non-423 Component”), which authorizes the grant of rights which need not qualify under Section 423 of the Code. With respect to the 423 Component, an employee of the Company (or its affiliates or Participating Subsidiaries (as defined in the ESPP)) may participate subject to the exclusions the administrator may apply under the ESPP. With respect to the Non-423 Component, employee eligibility is determined by the Compensation & Talent Committee. The following summary describes the material terms of the ESPP.

Administration. The ESPP will be administered by the Compensation & Talent Committee, which may delegate some or all of its authority to one or more of our officers or to one or more committees of our Board of Directors. The Compensation & Talent Committee will have broad authority to administer the ESPP, such as to change the duration, frequency, start and end dates of any offering period, the minimum and maximum amounts of compensation for payroll deductions, the frequency with which a participant may elect to change his or her rate of payroll deductions, the dates by which a participant is required to submit an enrollment form, the effective date of a participant’s withdrawal due to termination or transfer of employment or change in status, and the withholding procedures. With respect to the Non-423 Component, the rules set forth in the applicable sub-plans may take precedence over other provisions of the ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP will govern the operation of such sub-plan.

Shares Subject to the ESPP. The maximum number of shares of our Class A common stock available for issuance under the ESPP will not exceed in the aggregate 5,275,827 shares (the “ESPP

Share Pool”) and will be increased on the first day of each Company fiscal year following the effective date of the ESPP for a period of up to 10 years in an amount equal to the least of (i) 1.0% of the total number of shares of our Class A common stock and Class B common stock outstanding as of the last completed fiscal year, (ii) such number of shares as determined by our Board of Directors in its discretion and (iii) 5,275,827 shares. The number of shares of our Class A common stock available at any time under the ESPP will be subject to adjustment in the event of a dividend or other distribution (other than an ordinary dividend or distribution and whether in the form of cash, shares of our Class A common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of shares of our Class A common stock or our other securities, or other change in our structure affecting the shares of our Class A common stock occurs. The number of shares of our Class A common stock which a participant may purchase in an offering under the ESPP may be reduced if the offering is over-subscribed.

Offering Periods. The ESPP will be implemented by a series of offering periods, each of which will be approximately six months in duration, with new offering periods commencing on the first trading day on or after January 1 and July 1 of each year, unless otherwise determined by the Compensation & Talent Committee. The Compensation & Talent Committee will have the authority to change the duration, frequency, start and end dates of offering periods.

Options. On the first trading day of each offering period, each participant in the applicable offering period will be granted an option to purchase, on the purchase date, a number of shares determined by dividing the participant’s accumulated payroll deductions by the applicable Purchase Price (as defined below). In connection with each offering, the Compensation & Talent Committee may specify (i) a maximum number of shares that may be purchased by any participant on any purchase date in such offering, (ii) a maximum aggregate number of shares of our Class A common stock that may be purchased by all participants in such offering and (iii) if such offering contains more than one purchase date, a maximum aggregate number of shares of our Class A common stock that may be purchased by all participants on any purchase date in such offering; provided, however, that in no event shall any participant purchase more than 2,500 shares during an offering period.

Purchase of Shares. A participant’s option to purchase shares will be exercised automatically on the purchase date of each offering period. The participant’s accumulated payroll deductions will be used to purchase the maximum number of whole shares of our Class A common stock that can be purchased with the amounts in the participant’s notional account.

Participation. An eligible employee may elect to participate in the ESPP by completing an enrollment form. By submitting an enrollment form, the employee authorizes payroll deductions in an amount equal to at least 1%, but not more than 15% of the employee’s compensation on each pay day occurring during an offering period (or such other maximum percentage as the Compensation & Talent Committee from time to time may establish), with an annual maximum aggregate limit of $25,000. The purchase price of the shares of our Class A common stock will be no less than the lesser of (i) 85% (or such greater percentage as designated by the Compensation & Talent Committee) of the fair market value of a share of our Class A common stock on the first trading day of the applicable offering period or (ii) 85% (or such greater percentage as designated by the Compensation & Talent Committee) of the fair market value of a share of our Class A common stock on the purchase date; provided that the purchase price per share will in no event be less than the par value of the shares of our Class A common stock (the “Purchase Price”).

Withdrawal. A participant may withdraw from an offering by timely submitting to us a revised enrollment form indicating his or her election to withdraw. The accumulated payroll deductions held on behalf of a participant in his or her notional account (that have not been used to purchase shares) will be paid to the participant promptly and the participant’s option will be automatically terminated.

Effect of Termination of Employment or a Change of Control Transaction. Upon termination of a participant’s employment for any reason that occurs at least 15 calendar days before the purchase date, the participant will be deemed to have withdrawn from the ESPP and the payroll deductions in the participant’s notional account (that have not been used to purchase shares) will be returned to the participant, and the participant’s option shall be automatically terminated. If the participant’s termination of employment occurs within 15 calendar days before a purchase date, the accumulated payroll deductions will be used to purchase shares on the purchase date.

In the event of a change of control transaction of us (as defined in the ESPP), the Compensation & Talent Committee will have full discretion to (i) accelerate the purchase date to a date prior to the change of control transaction, (ii) cancel outstanding options and refund payroll deductions or (iii) provide for assumption or substitution of options by the successor entity. If the successor entity refuses to assume or substitute the options, the purchase date shall be accelerated as described in clause (i).

Term. The ESPP will remain in effect for 10 years following the effective date of the ESPP unless terminated earlier.

Amendment and Termination. The Compensation & Talent Committee may, in its sole discretion, amend, suspend or terminate the ESPP at any time and for any reason. If the ESPP is terminated, the Compensation & Talent Committee may elect to terminate all outstanding offering periods either immediately or once shares of our Class A common stock have been purchased on the next purchase date (which may, in the discretion of the Compensation & Talent Committee, be accelerated) or permit offering periods to expire in accordance with their terms. If any offering period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares will be returned to participants (without interest, except as otherwise required by law) as soon as administratively practicable.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2025.

	Option Awards(1)						Stock Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Edward Tilly	—	—	3,000,000	(3)	$8.35	9/29/2034	—	—	2,000,000	(4)	$71,440,000
Uriel Cohen	—	—	—		—	—	—	—	—		—
John Levene	—	—	500,000	(5)	$11.15	5/15/2035	—	—	1,000,000	(6)	$35,720,000
	—	—	—		—	—	—	—	224,623	(7)	$8,023,534
Jonathan Daplyn	—	—	479,075	(8)	$8.35	9/6/2033	—	—	120,974	(9)	$4,321,191
	—	—					—	—	970,060	(10)	$34,650,543

(1)

All awards described here were granted pursuant to the 2021 Equity Incentive Plan and vest based on the satisfaction of both a service based vesting condition and a liquidity event vesting condition. We anticipate that the liquidity event vesting condition will be satisfied following the expiration of the Stockholder Lock-Up Period. The service-based vesting conditions are described in the footnotes that follow.

(2)

Amounts are calculated by multiplying the number of RSUs shown in the table by the fair market value of our common stock as of December 31, 2025. As there was no public market for our common stock on December 31, 2025, we have assumed that the fair market value on such date was $35.72 per share.

(3)

The vesting commencement date is 7/22/24 and the service-based vesting condition vests as to 1/48th of the options on each monthly anniversary of the vesting commencement date over 48 months. In the event that we consummate a change in control and the buyer either does not assume the option or terminates Mr. Tilly’s employment with us (other than for cause) within six months following such change of control, the service-vesting of this option will accelerate in full.

(4)

The vesting commencement date is 7/22/24 and the service-based vesting condition vests as to 1/48th of the RSUs on each monthly anniversary of the vesting commencement date over 48 months. In the event that we consummate a change in control and the buyer either does not assume the RSUs or terminates Mr. Tilly’s employment with us (other than for cause) within six months following such change of control, the service-vesting of these RSUs will accelerate in full.

(5)

The vesting commencement date is 5/15/25 and the service-based vesting condition vests as to 1/4th of the options on the first anniversary of the vesting commencement date and as to 1/48th of the total options on each monthly anniversary of the vesting commencement date after the first anniversary through the fourth anniversary of the vesting commencement date.

(6)

The vesting commencement date is 5/15/25 and the service-based vesting condition vests as to 1/4th of the RSUs on the first anniversary of the vesting commencement date and as to 1/48th of the total RSUs on each monthly anniversary of the vesting commencement date after the first anniversary through the fourth anniversary of the vesting commencement date.

(7)

The vesting commencement date is 5/15/25 and the service-based vesting condition vests as to 23,952 of the RSUs on 12/31/25, as to 103,299 of the RSUs on 1/31/26, as to 11,976 of the RSUs on 12/31/26, as to 61,886 of the RSUs on 1/31/27 and as to 23,510 of the RSUs on 1/31/28.

(8)

The vesting commencement date is 9/6/23 and the service-based vesting condition vests as to 1/4th of the options on the first anniversary of the vesting commencement date and as to 1/48th of the total options on each monthly anniversary of the vesting commencement date after the first anniversary through the fourth anniversary of the vesting commencement date.

(9)	The vesting commencement date is 9/6/23 and the service-based vesting condition vests as to 43,518 of the RSUs on 1/27/24, as to 42,885 of the RSUs on 1/27/25 and as to 34,571 of the RSUs on 1/27/26.
(10)	The vesting commencement date is 9/6/23 and the service-based vesting condition vests as to 1/3rd of the RSUs on each yearly anniversary of the vesting commencement date.

2025 Director Compensation Table

The following table sets forth information concerning the compensation earned by each of our nonemployee directors during the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation(1)	Total ($)
Uriel Cohen	$60,000	—	—	—	$60,000
Elli Ausubel	—	—	—	—	—
Christopher Pento	—	—	—	$26,256	$26,256
Matthew Roberts	—	—	—	—	—
Jay Park	—	—	—	—	—

(1)

We entered into an Advisory Agreement with Mr. Pento, effective February 7, 2025, providing that he would provide certain business advisory services through the one year anniversary of the effective date, subject to earlier termination by the parties, for which he would receive consulting fees equal to the cost of premiums under our health insurance coverage up to a maximum of $60,000 per year.

Narrative Disclosure to the Director Compensation Table

With the exception of Mr. Cohen, who served as the Executive Chairman of our Board of Directors during 2025, none of our non-employee directors received compensation for services on our Board of Directors in 2025. Mr. Cohen was entitled to receive an annual cash retainer of $60,000 for his service as our Executive Chairman.

Non-Employee Director Compensation Policy

In connection with this offering, we expect that our Board of Directors will adopt a non-employee director compensation policy. This policy will be applicable to all of our non-employee directors and will provide that each such non-employee director will receive the following compensation for service on our Board of Directors:

•	an annual cash retainer of $100,000 (paid quarterly);

•

an equity retainer of $150,000 in RSUs, which will vest in full on the earlier of (i) the one-year anniversary of the grant date, (ii) the director’s separation from service due to death or disability and (iii) a change of control transaction (as defined in the 2026 Plan);

•

an additional annual cash retainer of $12,500 for service as a member of the Audit Committee ($25,000 for the chairperson), $10,000 for service as a member of the Compensation & Talent Committee ($25,000 for the chairperson) and $10,000 for service as a member of the Nominating and Corporate Governance Committee ($20,000 for the chairperson);

•	an additional annual cash retainer of $60,000 for service as the Lead Independent Director (if applicable);

•	the non-employee director may elect to receive any portion of the cash retainer as RSUs, which will vest in full on the one-year anniversary of the grant date.

The vesting of each non-employee director’s RSU award will be subject to such director’s continuous service with us through the applicable vesting date.

Grant to Uriel Cohen

On January 19, 2026, the disinterested members of our Board of Directors approved a grant of 100,000 RSUs to Uriel Cohen, our Executive Chairman, pursuant to the 2021 Plan. The RSUs will vest on each of the first three anniversaries of the grant date, subject to Mr. Uriel’s continued service through such date and the completion of this offering.

Grants to Clear Street Global Corp.

On January 19, 2026, disinterested members of our Board of Directors and a majority of our disinterested stockholders approved grants of equity awards to Global Corp., effective upon, and contingent on, the effectiveness of the registration statement of which this prospectus forms a part. Global Corp. has provided and will continue to provide operational, managerial, strategic, consulting and other support services to us pursuant to a Support Services and Equity Award Agreement (the “Global Corp. Agreement”). Pursuant to the terms of the Global Corp. Agreement, Global Corp. will receive grants of stock options (the “Global Corp. Options”) representing a total maximum aggregate number of 33,365,587 shares of our Class A common stock, subject to the achievement of specified share price milestones (the “Share Price Milestones”) and a five-year service condition. Uriel Cohen and Elli Ausubel, among others, provide services to, and would receive benefits with respect to the equity awards granted to, Global Corp.

Each Global Corp. Option is subject to both service-based vesting conditions and Share Price Milestones. Global Corp. Options will vest with respect to service as follows:

1.

If the applicable Share Price Milestone is satisfied on or prior to the 5-year anniversary of the grant date, the Global Corp. Options will vest with respect to service ratably on a monthly basis from the date the Share Price Milestone is satisfied to the 5-year anniversary of the grant date, subject to Global Corp. continuing to provide services through the applicable monthly anniversary; in the event Global Corp.’s services are terminated, except as set forth in the Global Corp. Agreement (and as described below), any subsequent monthly vesting date will be forfeited for no consideration; and

2.

If the applicable Share Price Milestone is satisfied following the 5-year anniversary of the grant date, if Global Corp. continues to provide services to us through such date, the Global Corp. Options will vest with respect to service on the date that the Share Price Milestone is satisfied.

With respect to the Share Price Milestones, the Global Corp. Options will satisfy the Share Price Milestone if, based on the volume weighted average closing price per share of our Class A common stock for a period of 90 trading days, the share price meets or exceeds the following thresholds:

Tranche	Share Price Milestone	Number of Global Corp. Options Earned if Share Price Milestone Is Met
Tranche 1	135% of the initial public offering price	8,341,397
Tranche 2	135% of the price set forth in the row above	8,341,397
Tranche 3	135% of the price set forth in the row above	8,341,397
Tranche 4	140% of the price set forth in the row above	4,170,698
Tranche 5	140% of the price set forth in the row above	4,170,698

The Global Corp. Options will have an exercise price equal to our initial public offering price. All Share Price Milestones must be achieved on or prior to the ten-year anniversary of the Global Corp. Agreement, or, if earlier, upon a “change of control transaction” (as defined in the Global Corp. Agreement, with such definition being substantially similar to the same terms in the 2026 Plan). Upon a “change of control transaction,” the Share Price Milestones will be determined based on the share price received by our stockholders in connection with the “change of control transaction”; unvested awards will be forfeited. If the Company terminates the Global Corp. Agreement without “cause,” the service condition will be deemed satisfied and any Global Corp. Options outstanding and unvested as of the termination date will remain outstanding and eligible to vest through the last day of the performance period; any vested Global Corp. Options must be exercised within 90 calendar days following the termination date of the Global Corp. Agreement (or, if the Global Corp. Options vest following the termination date, within 90 days of the vesting of the options). If the Global Corp. Agreement is terminated for any other reason, including for “cause,” all unvested Global Corp. Options will be forfeited for no consideration, and any vested Global Corp. Options must be exercised within 90 calendar days following such termination.

In addition, on January 19, 2026, the disinterested members of our Board of Directors and a majority of our disinterested stockholders approved a grant of 8,400,000 Global Corp. RSUs, pursuant to the Global Corp. Restricted Stock Unit Issuance Agreement (“Global Corp. RSU Agreement”) with Global Corp. The Global Corp. RSUs will vest on the six month anniversary of the grant date (July 19, 2026), subject to Global Corp.’s continued service through such date and the completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of January 31, 2026 for:

•	each person or group known to us who beneficially owns or will own as of immediately prior to the completion of this offering more than 5% of any class of our common stock;

•	each of our directors and each of our named executive officers, individually; and

•	all of our directors and executive officers as a group.

Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power over such security, which includes the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding and to be beneficially owned by such person for the purposes of computing the ownership and percentage ownership of such person but are not deemed to be outstanding for purposes of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. We have based the percentage ownership of our common stock before this offering on (i) 131,481,448 shares of our Class A common stock outstanding as of January 31, 2026, (ii) 112,605,223 shares of our Class B common stock outstanding as of January 31, 2026, and (iii) 960,000 shares of our Series A preferred stock outstanding as of January 31, 2026. The following table gives effect to the Pre-IPO Transactions and the filing and effectiveness of our New Charter and the adoption and effectiveness of our New Bylaws, which will be in effect immediately prior to the completion of this offering. Percentage ownership of our common stock after this offering assumes our sale of 23,809,524 shares of Class A common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of our Class A common stock from us.

Unless otherwise indicated in the footnotes to the following table, the address of each of our directors, named executive officers and principal stockholders listed below is 150 Greenwich Street, 45th Floor, New York, NY 10007.

	Shares Beneficially Owned Before this Offering				% of Total Voting Power Before this Offering	Shares Beneficially Owned After this Offering				% of Total Voting Power After this Offering
	Class A common stock		Class B common stock			Class A common stock		Class B common stock
	Number	%	Number	%		Number	%	Number	%
Directors and Executive Officers:
Uriel Cohen	—	—	—	—	—	—	—	—	—	—
Elli Ausubel	—	—	—	—	—	—	—	—	—	—
Christopher Pento(1)	5,372,519	4.09%	—	—	*	5,372,519	3.46%	—	—	*
Douglas Engmann(2)	12,953	*	—	—	*	12,953	*	—	—	*
Jay Park	—	—	—	—	—	—	—	—	—	—
Matthew Roberts	—	—	—	—	—	—	—	—	—	—
Edward T. Tilly	—	—	—	—	—	—	—	—	—	—
Steven Bisgay	—	—	—	—	—	—	—	—	—	—
Jonathan Daplyn	—	—	—	—	—	—	—	—	—	—
John Levene	—	—	—	—	—	—	—	—	—	—
All directors and executive officers as a group (10 persons)	5,385,472	4.10%	—	—	*	5,385,472	3.47%	—	—	*

	Shares Beneficially Owned Before this Offering				% of Total Voting Power Before this Offering	Shares Beneficially Owned After this Offering				% of Total Voting Power After this Offering
	Class A common stock		Class B common stock			Class A common stock		Class B common stock
	Number	%	Number	%		Number	%	Number	%
Principal Stockholders:
Clear Street Global Corp.(3)	5,906,538	4.49%	112,605,223	100%	89.95%	5,906,538	3.80%	112,605,223	100%	88.28%
Entities affiliated with Prysm Capital(4)	87,326,445	66.42%	—	—	6.94%	87,326,445	56.23%	—	—	6.81%

*	Denotes less than 1.0% of beneficial ownership.
†

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock and Series A preferred stock, as a single class. Shares of our Class A common stock entitle the holder to one vote per share, shares of our Class B common stock entitle the holder to ten votes per share and shares of our Series A preferred stock entitle the holder to one vote per share. Shares of our Series A preferred stock are not convertible into Class A common stock.

(1)

Represents (i) 255,019 shares of our Class A common stock held by Christopher Pento, (ii) 150,000 shares of our Class A common stock held by Christopher Pento’s spouse, Gina Pento, (iii) 267,500 shares of our Class A common stock held by The Asset Planning Master Trust / Series Pento 2025 Trust, (iv) 1,750,000 shares of our Class A common stock held by The Gina Pento 2025 Descendants Trust, (v) 400,000 shares of our Class A common stock held by The Gina Pento 2025 Non-Grantor Descendants Trust, (vi) 400,000 shares of our Class A common stock held by The Christopher and Gina Pento 2025 Dynasty Trust, (vii) 1,750,000 shares of our Class A common stock held by The Christopher Pento 2025 Family Trust, and (viii) 400,000 shares of our Class A common stock held by The Christopher Pento 2025 Non-Grantor Family Trust. Christopher and/or Gina Pento may be deemed to have beneficial ownership with respect to the shares held by The Asset Planning Master Trust / Series Pento 2025 Trust, The Gina Pento 2025 Descendants Trust, The Gina Pento 2025 Non-Grantor Descendants Trust, The Christopher and Gina Pento 2025 Dynasty Trust, The Christopher Pento 2025 Family Trust and The Christopher Pento 2025 Non-Grantor Family Trust by virtue of his power to replace each of the foregoing trusts’ trustees.

(2)

Represents 12,953 shares of our Class A common stock held by Douglas J. Engmann and Barbara J. Engmann 1999 Trust. Douglas Engmann and his wife are the co-trustees of Douglas J. Engmann and Barbara J. Engmann 1999 Trust and have beneficial ownership of such shares of our Class A common stock.

(3)

Represents (i) 112,605,223 shares of our Class B common stock held by Global Corp., (ii) 727,412 shares of our Class A common stock held by Global Corp., (iii) 652,173 shares of our Class A common stock held by TC Cypress HoldCo 1 LLC (“TC Cypress”), (iv) 3,526,953 shares of our Class A common stock held by CS Vos LLC (“CS Vos”) and (v) 1,000,000 shares of our Class A common stock held by Trading Opportunities V, LLC (together with CS Vos, the “Global Corp. SPVs”). The board of directors of Global Corp. approves Global Corp.’s investment and voting decisions by a majority vote, and no individual member of the board of directors of Global Corp. has the sole control or voting power over our Class B common stock held by Global Corp. Each of Uriel Cohen, our Executive Chairman, and Elli Ausubel, our Executive Vice Chairman, is an officer and member of the board of directors of Global Corp. In addition, Uriel Cohen and Elli Ausubel, together with certain trusts and other entities affiliated with them, own a majority of the economic interest in Global Corp. The board of directors of Global Corp. consists of five individuals. Under the so-called “rule of three,” if voting and dispositive decisions regarding securities of an issuer such as us that are held by an entity such as Global Corp. are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the issuer’s securities held by that entity. Accordingly, no member of the board of directors of Global Corp. will be deemed to have or share beneficial ownership of the shares of our Class B common stock held by Global Corp. For the avoidance of doubt, each of them expressly disclaims any such beneficial ownership, except to the extent of any direct or indirect pecuniary interest any of them may have therein. TC Cypress is a special purpose vehicle and its managers are Global Corp., Christopher Pento, a member of our Board of Directors, and Sachin Kumar, who each holding Class B interests in the entity and exercise investment decisions over shares held by TC Cypress. Global Corp. may be deemed to have beneficial ownership with respect to the shares held by the TC Cypress by virtue of Global Corp.’s influence over Christopher Pento and Sachin Kumar. Global Corp. makes investing decisions on behalf of each of the Global Corp. SPVs such that Global Corp. may be deemed to have beneficial ownership with respect to the shares held by each of the Global Corp. SPVs. The address of each of the foregoing entities is 5150 Norre Gade, Charlotte Amalie, St Thomas 00802.
(4)

Represents (i) 77,745,607 shares of Class A common stock held by Cheetah Aggregator, LLC, (ii) 598,802 shares of Class A common stock held by Prysm Capital Fund I, L.P., (iii) 8,401,198 shares of Class A common stock held by Cheetah Investment Holdings-A LLC, and (iv) 580,838 shares of Class A common stock held by Prysm Pine Investment Opportunities II, L.P. (collectively, the “Prysm Vehicles”). Cheetah Aggregator, LLC is governed by a board of managers. The general partners or managing members of Prysm Capital Fund I, L.P., Cheetah Investment Holdings-A LLC, and Prysm Pine Investment Opportunities II, L.P. are Prysm Capital Partners I, L.P., Cheetah Investment Manager LLC, and Prysm Pine Investment Manager II, LLC, respectively. Each Prysm Vehicle delegates investment policy authority to Prysm’s registered investment adviser, and voting and investment decisions are made by that adviser’s investment committee, which includes Jay Park and Matthew Roberts, members of our Board of Directors. For the avoidance of doubt, each member of the investment committee, including Jay Park and Matthew Roberts, expressly disclaims any such beneficial ownership. The address for all of the foregoing entities and persons is 300 Witherspoon Street, Suite 202 Princeton, NJ 08542.

Our Series A preferred stock is held by the following holders: (i) The Cincinnati Insurance Company holds 480,000 shares of Series A preferred stock, representing 50% of the shares of Series A preferred stock outstanding, 0.04% of the total voting power of our capital stock before this offering and 0.04% of the voting power of our capital stock after this offering, (ii) CRC Bond Opportunity Trading Fund LP holds 200,000 shares of Series A preferred stock, representing 20.8% of the shares of Series A preferred stock outstanding, 0.02% of the total voting power of our capital stock before this offering and 0.02% of the voting power of our capital stock after this offering, (iii) Federated Mutual Insurance Company holds 120,000 shares of Series A preferred stock, representing 12.5% of the shares of Series A preferred stock outstanding, 0.01% of the total voting power of our capital stock before this offering and 0.01% of the total voting power of our capital stock after this offering, (iv) Federated Life Insurance Company holds 80,000 shares of Series A preferred stock, representing 8.3% of the shares of Series A preferred stock outstanding, 0.01% of the total voting power of our capital stock before this offering and 0.01% of the total voting power of our capital stock after this offering, (v) the Ohio State Life Insurance Company holds 60,000 shares of Series A preferred stock, representing 6.3% of the shares of Series A preferred stock outstanding, 0.00% of the total voting power of our capital stock before this offering and 0.00% of the total voting power of our capital stock after this offering, and (vi) Western Catholic Union holds 20,000 shares of Series A preferred stock, representing 2.1% of the shares of Series A preferred stock, 0.00% of the total voting power of our capital stock before this offering and 0.00% of the total voting power of our capital stock after this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions since January 1, 2023 in which we are a participant, were a participant or will be a participant, and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of any class of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Pulse Acquisition

On November 24, 2025, we acquired all of the outstanding stock of Pulse Prime Technologies Inc. (the “Pulse Acquisition”) pursuant to a stock purchase agreement (the “Pulse Acquisition Agreement”) for aggregate consideration of $19.4 million of common stock and $0.6 million of cash. Global Corp., one of Pulse’s principal stockholders and our controlling stockholder, received 780,731 shares of Class A common stock, for aggregate consideration of approximately $15.0 million in the transaction. The Pulse Acquisition Agreement also provided for two earnout payments tied to certain qualifying revenue achievements. The first earnout payment, which ends on June 30, 2027, would issue to Global Corp. shares of our Class A common stock equal to $14.7 million, and the second earnout payment, which ends on June 30, 2028, would issue to Global Corp. shares of our Class A common stock equal to $29.0 million. Each of Uriel Cohen, our Executive Chairman, and Elli Ausubel, our Executive Vice Chairman, is an officer and member of the board of directors of Global Corp. In addition, Uriel Cohen and Elli Ausubel, together with certain trusts and other entities affiliated with them, own a majority of the economic interest in Global Corp.

Series B-1 Preferred Stock Issuance

Since January 1, 2023, we have issued and sold an aggregate of 64,825,875 shares of Series B-1 Preferred Stock pursuant to the Series B-1 Preferred Stock Agreement, in multiple closings at a purchase price of $8.35 per share for an aggregate amount of $541.3 million, certain of which shares were issued to Cheetah Aggregator, LLC, in the amounts set forth in the table below. Cheetah Aggregator, LLC is a Prysm Vehicle and, together with the other Prysm Vehicles, holds more than 5% of our Class A common stock.

Stockholder	Shares of Series B-1 Preferred Stock	Total Purchase Price
	($ in thousands)
Cheetah Aggregator, LLC(1)	62,275,449	$520,000.00

(1)	Certain shares of Series B-1 Preferred Stock owned by Cheetah Aggregator, LLC were initially purchased by affiliated entities and subsequently transferred to Cheetah Aggregator, LLC.

In December 2023, we granted Prysm Capital Fund I, L.P., another Prysm Vehicle, the VC Right to Purchase, which entitled Prysm Capital Fund I, L.P. to purchase up to an aggregate of 12 million additional shares of Series B-1 Preferred Stock. On December 27, 2024, we issued to Cheetah Aggregator, LLC an additional 2,395,210 shares pursuant to the VC Right to Purchase for aggregate gross proceeds of approximately $20.0 million. On September 30, 2025, October 10, 2025, and October 14, 2025, in connection with the Warrant Exercise by Prysm Capital Fund I, L.P., we issued an aggregate of 9,580,838 shares of Series B-1 Preferred Stock to Prysm Capital Fund I, L.P. Cheetah Investment Holdings-A LLC and Prysm Pine Investment Opportunities II, L.P., each of which are Prysm

Vehicles and, together with Cheetah Aggregator, LLC, hold more than 5% of our Class A common stock, for aggregate gross proceeds of approximately $80.0 million. Jay Park and Matthew Roberts, members of our Board of Directors, each have indirect equity interests in Prysm Capital Fund I, L.P. through their direct equity interests in its General Partner, Prysm Capital Partners I, L.P., and indirect equity interests in Cheetah Investment Holdings-A LLC through their direct equity interests in Cheetah Investment Manager LLC. See also “Principal Stockholders.”

2024 Distribution

Effective as of March 31, 2024, we distributed certain subsidiaries and transferred certain technology utilized by these subsidiaries (the “Summit Entities”) into a standalone business called Summit Securities, which is focused on proprietary trading (the “Summit Distribution”). Please refer to Note 18 “Discontinued Operations” in the notes to our audited consolidated financial statements included elsewhere in this prospectus for additional information. In connection with the Summit Distribution, CSH LLC transferred all of its membership interests in the Summit Entities to Global Corp., our controlling stockholder, in exchange for the forfeiture and cancellation of 17,718,795 shares of Class X common stock by Global Corp. Following the Summit Distribution, Global Corp. transferred interest in the Summit Entities to certain of our other significant equity holders at the time of the Summit Distribution, including Cheetah Blocker Aggregator, LLC and Triangle Investment Opportunities, L.P., each an affiliate of the Prysm Vehicles and at the time a holder of our Series B-1 Preferred Stock, in exchange for 4,863,903 shares of our Series B-1 Preferred Stock held by such entities. The total assets carrying value of the Summit Entities totaled $67.3 million, with Global Corp. receiving 67.11%, Cheetah Blocker Aggregator, LLC receiving 8.34% and Triangle Investment Opportunities, L.P receiving 24.54%. In December 2025, Global Corp. forfeited 51,471 shares of our Class A common stock, and Cheetah Aggregator, LLC forfeited 25,221 shares of Series B-1 Preferred Stock pursuant to the Mirror Forfeitures. See Note 1 “Organization and Description of Business” in the notes to our audited consolidated financial statements included elsewhere in this prospectus and Note 1 “Organization and Description of Business” in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

In connection with the Summit Distribution, certain transition services are being provided between the Summit Entities and Clear Street Management LLC and Clear Street Technologies LLC, two of our subsidiaries, for no consideration. Jay Park and Matthew Roberts, members of our Board of Directors, each have indirect equity interests in Triangle Investment Opportunities, L.P. through their direct interests in Triangle Investment Manager LLC, the general partner of Triangle Investment Opportunities, L.P. Jay Park, Matthew Roberts, Uriel Cohen and Elli Ausubel, each a member of our Board of Directors, are members of the board of managers of Summit Securities Holdings LLC, the ultimate parent entity of the Summit Entities. See also “Principal Stockholders.”

Tender Offer

On June 24, 2024, we conducted a tender offer to repurchase shares of our outstanding Class A common stock from all holders of our Class A common stock, including our employees, advisors, and directors at a purchase price of $6.20 per share (the “2024 Tender Offer”). In connection with the 2024 Tender Offer, we repurchased 483,871 shares of our Class A common stock from Christopher Pento, a member of our Board of Directors, for aggregate consideration of $3.0 million.

Client Accounts

Certain of our executive officers, directors, and holders of more than 5% of any class of our capital stock, and immediate family members of, or persons sharing households with, such individuals, have accounts on our platform and use our platform and services in the ordinary course. In addition, certain of our executive officers, directors, and holders of more than 5% of any class of our capital stock may have direct or indirect interest in entities which have accounts on our platform and use our platform and services in the ordinary course. Similar to other clients, these individuals and entities pay us transaction and other fees related to such use consistent with the fees we charge third-party clients. Additionally, one of the Summit Entities has a most-favored-nation provision that any fees it will be charged shall be aligned with the lowest fees other clients pay us in connection with our services and use of our platform.

Notes Financings

On May 6, 2021, CSH LLC entered into a Note Purchase Agreement with Pillar Life Insurance Company (“Pillar”), as amended on April 1, 2022, pursuant to which CSH LLC issued to Pillar $5.0 million aggregate principal amount of the 2026 Notes, all of which remains outstanding. Uriel Cohen and Elli Ausubel each serve as members of Pillar’s board of directors. The interest rate on the 2026 Note is 5.875% per annum. The 2026 Note originally purchased by Pillar was sold to WBI LP (“WBI”) on June 25, 2024. Elli Ausubel directly holds interest in Pillar through his Class A member equity interest in Pillar’s holding company, Pillar Capital Holdings LLC (“Pillar Capital”) and indirectly holds interest in Pillar and WBI through his ownership of White Bay Global, Inc. (“White Bay”), the general partner of WBI. Uriel Cohen holds indirect interest in Pillar and WBI through his ownership of White Bay.

On October 23, 2024, CSH LLC entered into a Note Purchase Agreement with Wichita National Life Insurance Company (“Wichita Life”), pursuant to which CSH LLC issued to Wichita Life $5.0 million aggregate principal amount of the 2029 Notes, all of which remains outstanding. The interest rate on the 2029 Note is 8.25% per annum. On September 17, 2025, CSH LLC entered into a Note Purchase Agreement with Wichita Life, pursuant to which CSH LLC issued to Wichita Life $4.0 million aggregate principal amount of the 2030 Notes, all of which remains outstanding. The interest rate on the 2030 Note is 8% per annum. Elli Ausubel owns interests in Wichita Life through his direct ownership of Pillar and indirectly through his ownership in White Bay, which indirectly owns the majority of the equity interests in Wichita Life. Uriel Cohen indirectly owns interest in Wichita life through his ownership in White Bay.

For further descriptions of the 2026 Notes, the 2029 Notes and the 2030 Notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Loan Agreements

On May 29, 2025, CSH LLC made a loan to WBI in the principal amount of $15.0 million (the “WBI Loan”). The WBI Loan bore interest at a rate of 8.5% per annum. WBI repaid the WBI Loan in full on June 3, 2025.

In the calendar year of 2023, CS LLC drew down an aggregate amount of $20.0 million pursuant to a revolving line of credit agreement between CS LLC and WBI. The revolving loans issued pursuant to such revolving line of credit agreement bore interest at a rate of 2.5% per annum. In the calendar year of 2023, CSH LLC paid interest to WBI totaling less than $0.1 million. CSH LLC repaid the amounts to WBI in full in installments, with the final payment made on January 13, 2023.

As of the date of this prospectus, there are no loan arrangements outstanding between us and any of our executive officers, directors or holders of more than 5% of any class of our capital stock.

Other Payments

Between January 1, 2023 and September 30, 2025, Clear Street Management LLC, one of our subsidiaries, paid Lovango Analytics Ltd. (“Lovango”) a total of approximately $3.1 million for certain professional services provided by Lovango employees. Lovango is an indirect subsidiary of White Bay, of which Uriel Cohen and Elli Ausubel own direct equity interests.

Membership Interest Redemption

CSH LLC’s operating agreement, entered into between CSH LLC and its members, including WBI and Global Corp. provides that WBI’s interest in CSH LLC would be redeemed over a period of time. Between January 1, 2023 and December 31, 2023, we redeemed the preferred interest WBI held in CSH LLC from WBI valued at $58,000,000, and between January 1, 2024 and December 31, 2024, we redeemed such interest valuing $73,633,642. WBI no longer holds any shares of our subsidiaries’ capital stock or membership interests.

Tax Distributions

On December 13, 2024 and February 19, 2025, CSH LLC made tax distributions to Global Corp. in the amount of $9,000,000 and $7,757,778, respectively. These tax distributions were in connection with tax obligations due to our prior Up-C structure.

Certain Agreements with Stockholders

Voting Agreement

We are party to an Amended and Restated Voting Agreement, dated as of December 18, 2025 (as amended from time to time, the “Voting Agreement”), with certain of our existing stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of any class of our capital stock. Pursuant to the Voting Agreement, prior to the completion of this offering, the Prysm Vehicles, which collectively hold more than 5% of our Class A common stock, had the right to designate individuals satisfying certain criteria (including, in certain cases, the condition that such individuals have expertise in a field of value to us) to serve on our Board of Directors. Certain of our directors were designated to serve on our Board of Directors pursuant to these rights. Jay Park and Matthew Roberts were both designated to serve on our Board of Directors by the Prysm Vehicles, which together hold more than 5% of our class A common stock. The Voting Agreement will terminate immediately prior to the completion of this offering, including the Prysm Vehicles’ right to designate members of our Board of Directors.

Investors’ Rights Agreement

We are party to an Investors’ Rights Agreement with certain of our stockholders, including our directors and executive officers, entities affiliated with our directors and executive officers and Prysm, which is a beneficial owner of more than 5% of any class of our capital stock. See “Principal Stockholders.” The Investors’ Rights Agreement grants to holders customary stockholder rights including information rights and preemptive rights. These rights will terminate automatically upon or immediately prior to the completion of this offering. The Investors’ Rights Agreement also provides certain of our stockholders, including certain of our beneficial owners of more than 5% of any class of our capital stock, with certain rights with respect to the registration of their shares of Class A common stock. For a description of these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Support Services and Equity Award Agreement

In connection with this offering, we entered into a Support Services and Equity Award Agreement with Global Corp., our controlling stockholder, effective upon, and contingent on, the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the terms of the Global Corp. Agreement, Global Corp. will continue to provide operational, managerial, strategic, consulting, financial, technology, risk, compliance and other advisory and support services to us on a non-exclusive basis as we may reasonably request from time to time, and will receive grants of equity awards (in the form of options) representing a total maximum aggregate number of shares of our Class A common stock equal to 33,365,587 shares, subject to the achievement of the Share Price Milestones. In performing the services described in the Global Corp. Agreement, Global Corp. will act solely in an advisory or delegated-authority capacity on our behalf and agrees to comply with our written policies and procedures, under the oversight of our disinterested directors. In addition, see “Executive and Director Compensation—Narrative Disclosure to the Director Compensation Table—Grants to Clear Street Global Corp.”

The Global Corp. Agreement will last, subject to the terms of the agreement, until the earlier of (a) January 19, 2036 or (b) once all options granted to Global Corp. pursuant to the agreement have become vested or have been forfeited, unless earlier terminated in accordance with the terms of the agreement. This summary is qualified in its entirety by the full text of the Global Corp. Agreement, a copy of which is filed as an exhibit to this Registration Statement.

Right of First Refusal Agreement

We are party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 18, 2025 (as amended from time to time, the “ROFR Agreement”) with certain of our existing stockholders, including certain of our directors and executive officers and beneficial owners of more than 5% of any class of our capital stock. Pursuant to the ROFR Agreement and other agreements between us and certain holders of our capital stock, we have a right to purchase shares of our capital stock which certain holders of our capital stock propose to sell to third parties. From time to time since January 1, 2022, we have waived our right of first refusal with respect to transactions in which our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock were the holders proposing to sell and/or the third parties proposing to purchase. The ROFR Agreement will terminate immediately prior to the completion of this offering.

Directed Share Program

At our request, the underwriters have reserved up to 1,190,476 shares of our Class A common stock, or 5% of the shares being offered pursuant to this prospectus, for sale at the initial public offering price to certain individuals and entities as determined by certain of our officers through a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of any class of our capital stock, to purchase more than $120,000 in value of our Class A common stock. We do not currently know the extent to which these related parties will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our Class A common stock.

Indemnification Agreements

Our New Charter and New Bylaws will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we expect to enter into indemnification agreements with all of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, our Board of Directors will adopt a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of any class of our capital stock (or their immediate family members or affiliates) is implicated, each of whom we refer to as a “related party,” or has a direct or indirect material interest.

If a related party proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related party transaction,” the related party must report the proposed related party transaction to our legal team. The policy calls for the proposed related party transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. In approving or rejecting such proposed transactions, the Audit Committee will be required to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or applications and, if applicable, the impact on a director’s independence. Our Audit Committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith in the exercise of its discretion. In the event that any member of our Audit Committee is not a disinterested person with respect to the related party transaction under review, that member will be excluded from the review and approval or rejection of such related party transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the Audit Committee will review and may, in its discretion, ratify the related party transaction retroactively.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 3,500,000,000 shares of our Class A common stock, par value $0.00001 per share; 112,605,223 shares of our Class B common stock, par value $0.00001 per share, and 100,000,000 shares of preferred stock, par value $0.00001 per share, of which 960,000 shares have been designated as Series A preferred stock, and of which 99,040,000 shares are undesignated. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our New Charter and New Bylaws to be in effect immediately prior to the completion of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

After giving effect to the Pre-IPO Transactions, there were 131,481,448 shares of our Class A common stock outstanding held by 122 stockholders of record, 112,605,223 shares of our Class B common stock outstanding held by one stockholder of record and 960,000 shares of our Series A preferred stock outstanding held by six stockholders of record. Pursuant to our New Charter, our Board of Directors will have the authority, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

We have two classes of common stock, Class A common stock and Class B common stock. All issued and outstanding shares of our Class A common stock and Class B common stock will be duly authorized, validly issued, fully paid, and non-assessable. The rights of our Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights.

Class A Common Stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend and Distribution Rights. Holders of shares of our Class A common stock are entitled to receive dividends or other distributions ratably with holders of shares of our Class B common stock when, as and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends or other distributions and to any restrictions on the payment of dividends or other distributions imposed by the terms of any outstanding preferred stock.

Liquidation Rights. Upon our voluntary or involuntary liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock, including the Series A preferred stock.

Other Matters. Except as specified above, holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Voting Rights. Holders of shares of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders.

Dividend and Distribution Rights. Holders of shares of our Class B common stock are entitled to receive dividends or other distributions ratably with holders of shares of our Class A common stock when, as and if declared by our Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends or other distributions and to any restrictions on the payment of dividends or other distributions imposed by the terms of any outstanding preferred stock.

Liquidation Rights. Upon our voluntary or involuntary liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Conversion. Shares of our Class B common stock may be exchanged at any time, at the option of the holder, for newly issued shares of our Class A common stock, on a one-for-one basis (in which case shares of our Class B common stock will be canceled on a one-for-one basis upon any such conversion and issuance) and subject to adjustment for any stock split, stock dividend, recapitalization, reorganization, merger, amendment of our charter, scheme, or arrangement affecting Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer (as defined in our New Charter), whether or not for value, except for certain permitted transfers (as described below). In addition, a transfer shall also be deemed to have occurred with respect to a share of Class B common stock (i) beneficially owned by a Permitted Transferee (as defined below) on the date that such Permitted Transferee ceases to meet the qualifications to be a Permitted Transferee or (ii) when the existing stockholders of Global Corp. (determined as of the effectiveness of our New Charter) no longer retain 50% or more of voting power of Global Corp. (which, for the avoidance of doubt, would be deemed a transfer other than a permitted transfer). All shares of our Class B common stock will convert automatically into shares of Class A common stock on the earliest to occur of (a) the date fixed by the Board of Directors that is no less than 61 days and no more than 180 days following the date that the outstanding shares of Class B common stock represent less than thirty percent (30%) of the outstanding shares of Class B common stock outstanding upon the filing of our New Charter (provided, for the avoidance of doubt, that if no such date is fixed by the Board, then the Final Conversion Date for purposes of this clause shall be the 180th day following such trigger date) or (b) at such date and time, or the occurrence of an event, specified by the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock, voting as a separate class.

Global Corp. and any existing stockholder of Global Corp as of the filing of our New Charter (the “Qualified Stockholders”) shall be permitted to transfer their shares of Class B common stock without such shares automatically converting to Class A common stock in certain cases, including: (a) by a Qualified Stockholder to a Permitted Transferee, (b) by a Permitted Transferee to such Qualified Stockholder or (c) by a Permitted Transferee to any other Permitted Transferee of such Qualified Stockholder. Permitted Transferees include any Qualified Stockholder, certain trusts or other estate planning vehicles, certain Individual Retirement Accounts, certain corporations, limited liability companies or other entities directly owned or managed by Qualified Stockholders and/or Permitted Transferees, certain charitable organizations, and other entities approved by our Board of Directors in each case subject to certain limitations.

Protective Provisions. Pursuant to our New Charter, without the prior written approval of the holders of a majority of Class B common stock then-outstanding, we may not, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise: (i) amend, alter or repeal any provision of our New Charter or New Bylaws in a way that modifies the voting, conversion, transfer or other powers, preferences, or other special rights or privileges, or restrictions of the Class B common stock; (ii) authorize or create (by reclassification or otherwise) or issue any series of common stock with rights as to dividends or liquidation payments that are senior to those of the Class B common stock; (iii) authorize, or issue any shares of, any class or series of capital stock other than Class B common stock having the right to more than one (1) vote for each share thereof; (iv) issue any shares of Class B common stock; or (v) increase or decrease the number of authorized shares of Class B common stock.

Other Matters. Except as specified above, holders of our Class B common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class B common stock.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series C Preferred Stock will be converted into shares of our Class A common stock on a one-for-one basis.

Series A Preferred Stock

Voting Rights. Holders of shares of our Series A preferred stock have no voting rights other than (i) each holder of our Series A preferred stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote or holders of Series A preferred stock as a separate class are entitled to vote, including the election or removal of directors, although holders of our Series A preferred stock do not have a right to nominate any directors to our Board of Directors; (ii) so long as any shares of the Series A preferred stock remain outstanding, the affirmative vote of the holders of at least two-thirds of all of the shares of Series A preferred stock at the time outstanding, voting separately as a class, is required to amend, alter, or repeal the provisions of our New Charter, whether by merger, consolidation, or otherwise, so as to materially and adversely affect the powers, preferences, privileges or rights of the Series A preferred stock. The foregoing voting provision will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of Series A preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A preferred stock to effect such redemption. Holders of shares of our Series A preferred stock may vote as a separate class with respect to amendments of our New Charter that would adversely affect the rights of the holders of the Series A preferred stock and the right to elect two directors of the Company whenever dividends on the Series A preferred stock are in arrears for six or more dividend payment dates.

Dividend and Distribution Rights. Holders of shares of our Series A preferred stock are entitled to receive quarterly dividends at a rate of 7.0% per annum up to, but excluding the First Reset Date. From and after the First Reset Date, holders of our Series A preferred stock will be entitled to quarterly dividends at a rate equal to the sum of the five-year treasury date on the applicable Reset Date and 6.0%. As of the date of this prospectus, holders of our Series A preferred stock are not entitled to any unpaid dividends that would be required to be paid prior to the completion of this offering.

Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of our Series A preferred stock will be entitled to receive out of the net assets legally available for distribution to stockholders, and in the event of a deemed liquidation event (as defined in our New Charter), the holders of our Series A preferred stock will be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds (as defined in our New Charter), on a pari passu basis, an amount per share equal to the sum of $25.00 per share for each then-outstanding share of Series A preferred stock, which is equal to $24 million in the aggregate as of the date of this prospectus, plus accrued and unpaid dividends on such shares.

Redemption. Shares of our Series A preferred stock may be redeemed by us, in whole or in part, on any dividend payment date on or after the First Reset Date for $25.00 per share of Series A preferred stock, plus accrued and unpaid dividends. Additionally, in the event of a change in control of the Company or CSH LLC prior to the First Reset Date, we will have the right to redeem the Series A Preferred Stock at a price of $25.50 per share plus accrued and unpaid dividends. This offering will not constitute a change in control of the Company or CSH LLC pursuant to the terms of the Series A Preferred Stock.

Other Matters. Except as specified above, the holders of our Series A preferred stock have no preemptive or other subscription rights. There are no conversion or sinking fund provisions applicable to the Series A preferred stock. We expect all of the Series A preferred stock to remain outstanding following the completion of this offering.

Blank Check Preferred Stock

Following the completion of this offering, our Board of Directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then-outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Certain Charter, Bylaws and Statutory Provisions

Our New Charter and New Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our Board of Directors. These provisions include:

Anti-Takeover Effects of Our New Charter and Our New Bylaws

No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our New Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Removal of directors. Our New Charter and New Bylaws will provide that prior to the Trigger Date, directors may be removed with or without cause by an affirmative vote of a majority of the combined voting power of our common stock. After the Trigger Date, directors may be removed for cause only and by the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors could enable a minority of our stockholders to exercise veto power over any such removal.

Action by written consent; special meetings of stockholders. Our New Charter will provide that prior to the Trigger Date, stockholder actions may be taken by written consent in lieu of a meeting. After the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our New Charter will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairperson of our Board of Directors, the chief executive officer of the company or at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting.

Advance notice procedures. Our New Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our New Charter and New Bylaws will provide that prior to the Trigger Date, an affirmative vote of a majority of the combined voting power of our common stock, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our New Charter and New Bylaws. After the Trigger Date, the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required for such amendments. This requirement of a super-majority vote to approve amendments to our New Charter and New Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by Nasdaq listing rules. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We will expressly elect not to be governed by the “business combination” provisions of Section 203 of the DGCL until the earlier of (i) such time as our Class B common stock represents less than 15% of our total voting power of our outstanding common stock and (ii) our Board of Directors has determined that we will be subject to Section 203 of the DGCL and has given certain written notice to Global Corp.

Exclusive Forum

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Clear Street, (2) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee of Clear Street to Clear Street or Clear Street’s stockholders, (3) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL, the New Charter and the New Bylaws, or (4) any action or proceeding asserting a claim governed by the internal affairs doctrine; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. In addition, our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district court for the District of Delaware is the sole and exclusive forum for any action or proceeding asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and to have consented to these forum selection provisions. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions and there can be no assurance that these provisions will be enforced by a court in those other jurisdictions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our future efforts to sell shares of our common stock, raise additional capital or be acquired by a third-party may be delayed or prohibited by regulations.” Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Limitations on Liability and Indemnification of Officers and Directors

Our New Charter and New Bylaws will include provisions that require us to indemnify, to the fullest extent allowable under the laws of the State of Delaware, any person who is or was a director or officer of our company. Our New Charter and New Bylaws will also provide that we must indemnify and advance reasonable expenses to such persons, subject to our receipt of an undertaking from the indemnified party to repay all amounts advanced if it is determined ultimately that the indemnified party is not entitled to be indemnified. We will also be expressly authorized to carry directors’ and officers’ insurance to protect us and our directors and officers for some liabilities.

The limitation of liability and indemnification provisions in our New Charter and New Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission if a director breaches his or her fiduciary duties. Moreover, the provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any expectancy in or right to be offered an opportunity to participate in certain transactions or matters that may be investment, corporate or business opportunities and that are presented to a corporation or its officers, directors or stockholders. Our New Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ associates. Our New Charter will provide that, to the fullest extent permitted by law, any non-employee directors and their respective affiliates will not have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for himself or herself or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, and they may take any such opportunity for themselves or offer it to another person or entity. Our New Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our New Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, 23rd Floor, New York, NY 10005 and its phone number is (718) 921-8183.

Listing

We have applied to list our Class A common stock on Nasdaq under the symbol “CLRS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of Class A common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 155,290,972 shares of Class A common stock outstanding (or 158,862,400 shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full), 112,605,223 shares of Class B common stock outstanding and 960,000 shares of Series A preferred stock outstanding. All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. After the expiration of the contractual lock-up period described below, to the extent applicable, these shares may be sold in the public market only if registered or pursuant to an exemption under Rule 144 or 701, each of which is summarized below.

The cornerstone investor has indicated an interest in purchasing up to an aggregate of $200 million of shares of our Class A common stock in this offering at the initial public offering price. The shares to be purchased by the cornerstone investor will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of our Class A common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

Rule 144

In general, a person who has beneficially owned shares of common stock that are restricted securities for at least six months would be entitled to sell such shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale, and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale, but this clause (ii) will not apply to the sale if such person has beneficially owned such shares for at least one year. Persons who have beneficially owned shares of common stock that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then-outstanding; or

•	the average weekly trading volume of shares of Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options and RSUs granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the minimum holding period requirement.

We anticipate issuing 20,577,106 shares of Class A common stock upon the expiration of the lock-up agreements discussed below in connection with the vesting and settlement of RSUs outstanding as of the date of this prospectus for which the service-based vesting condition was satisfied as of the date of this prospectus and for which we expect the liquidity-based vesting condition will be satisfied upon the expiration of the lock-up agreements. Shares received by such issuance will then be eligible for resale in the public markets without any restrictions, subject to applicable limitations set forth in Rule 144.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable pursuant to the exercise of outstanding stock options reserved for issuance under our share-based compensation plans, except for stock options for which Form S-8 is not available. We expect to file the registration statement or statements, which will become effective immediately upon filing, upon or shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up and Market Standoff Agreements

See “Underwriting (Conflicts of Interest)” for a description of the lock-up and market standoff agreements applicable to our capital stock.

Registration Rights

Upon completion of this offering, the holders of approximately 213,956,276 shares of Class A common stock (or securities convertible into shares of our Class A common stock, including our Class B common stock) will be entitled to various rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would enable the holders to sell these shares without restriction under the Securities Act upon the effectiveness of the registration statement.

General Demand Registration Rights

At any time beginning 180 days after the completion of this offering, and for so long as Prysm holds at least 50% of the number of registrable shares of Class A common stock it held as of April 13,

2022, the holders of at least 50% of the registrable shares of Class A common stock (or securities convertible into shares of our Class A common stock) then-outstanding can request that we register the offer and sale of their shares of Class A common stock. Such request for registration must cover at least 20% of the registrable securities then-outstanding or for which the anticipated aggregate public offering price is at least $20.0 million, net of any underwriting discounts or commissions. We are obligated to effect only one such registration.

General S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the registrable shares of Class A common stock (or securities convertible into shares of our Class A common stock) then-outstanding may make a written request that we register the offer and sale of their shares of Class A common stock on a registration statement on Form S-3, so long as the request covers securities for which the anticipated aggregate public offering price is at least $25.0 million, net of any underwriting discounts or commissions. These stockholders may only make one request for registration on Form S-3 in any 12-month period preceding the date of the request.

Special Demand and S-3 Registration Rights

At any time beginning 180 days after the completion of this offering, certain holders (the “Key Holders”) of at least 20% of the registrable shares of Class A common stock (or securities convertible into shares of our Class A common stock) then-outstanding may make a written request that we register the offer and sale of their shares of Class A common stock on a registration statement on Form S-1 or, if we are eligible to file a registration statement on Form S-3, on Form S-3, so long as the request covers at least 20% of the registrable securities held by Key Holders then-outstanding or for which the anticipated aggregate public offering price is at least $50.0 million, net of any underwriting discounts or commissions. These Key Holders may only make one request for registration on Form S-1 and one request on Form S-3 in any 12-month period preceding the date of the request.

Shelf Registration

Holders of registrable shares of Class A common stock, including Key Holders, may request that we file and keep effective a shelf registration statement pursuant to Rule 415 under the Securities Act with respect to all or any portion of their registrable shares of Class A common stock, subject to certain limitations. Holders of at least 20% of the registrable shares of Class A common stock then-outstanding, or Key Holders of at least 20% of the registrable shares of Class A common stock held by Key Holders then-outstanding, may request that we register the offer and sale of their shares of Class A common stock on such shelf registration at any time, however such holders or Key Holders may only make one request for registration pursuant to such shelf registration statement in any 12-month period preceding the date of the request. Holders (other than Key Holders) of at least 20% of the registrable shares of Class A common stock then-outstanding, or Key Holders of at least 20% of the registrable shares of Class A common stock held by Key Holders then-outstanding, may request that we effectuate an underwritten block trade. The holders or Key Holders, as the case may be, may make an unlimited number of requests for registration pursuant to an underwritten block trade.

Piggyback Registration Rights

In connection with this offering, holders of registrable shares of Class A common stock are entitled to register their shares pursuant to the registration statement of which this prospectus forms a part, and holders of shares of our Series A preferred stock are entitled to register their shares pursuant to a registration statement filed within 90 days of the date of this prospectus. After the completion of this offering, if we propose to file a registration statement (other than certain excluded registrations) to register the offer and sale of any shares of Class A common stock under the Securities Act, either for our own account or for the account of other security holders, the holders of registrable shares of

Class A common stock and holders of shares of our Series A preferred stock will be entitled to certain “piggyback” registration rights allowing such holders to include their requisite shares in such registration, subject to certain marketing and other limitations.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to outstanding stock options, as well as shares of our Class A common stock reserved for future issuance, under the 2021 Plan, the 2026 Plan and the ESPP except for stock options under the 2021 Plan for which Form S-8 is not available. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144. See “Executive and Director Compensation—Equity Compensation Plans and Arrangements” for a description of the 2021 Plan, the 2026 Plan and the ESPP.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons (as defined under the Internal Revenue Code of 1986, as amended (the “Code”)) that have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the partner or beneficial owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, does not address any U.S. federal gift tax, alternative minimum tax or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code, or any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, and does not address non-U.S. holders subject to special rules under U.S. federal income tax laws, such as:

•	certain former citizens or long-term residents of the United States,

•	partnerships or other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein),

•	“controlled foreign corporations,”

•	“passive foreign investment companies,”

•	corporations that accumulate earnings to avoid U.S. federal income tax,

•	banks, financial institutions, investment funds, or insurance companies,

•	brokers, dealers, or traders in securities or foreign currencies,

•	tax-exempt organizations or governmental organizations,

•	tax-qualified retirement plans,

•	non-U.S. holders who acquire our common stock through the exercise of an option or otherwise as compensation,

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds,

•	non-U.S. holders that own or have owned, actually or constructively, more than 5% of our common stock, and

•	non-U.S. holders holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction

Dividends

To the extent that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces a non-U.S. holder’s adjusted tax basis in our common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Subject to the discussions of effectively connected income, backup withholding, and FATCA (as defined below) withholding taxes below, dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying such non-U.S. holder’s entitlement to benefits under the treaty. In the case of a non-U.S. holder that is an entity, applicable U.S. Treasury regulations and the relevant income tax treaty provide rules to determine whether, for purposes of determining the applicability of the income tax treaty, dividends will be treated as paid to the entity or to those holding an interest in the entity. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

However, dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (and, in the case of a non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes, may also be subject to the “branch profits tax” described above);

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable U.S. Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions, and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding, currently at a rate of 24%, on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder, such as by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above under “—Dividends”) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC, UBS Securities LLC, and Clear Street LLC are the representatives of the underwriters (the “Representatives”).

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC
Clear Street LLC
BMO Capital Markets Corp.
Barclays Capital Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
Piper Sandler & Co.
CIBC World Markets Corp.
Regions Securities LLC
BTIG, LLC
M&T Securities, Inc.
Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC
Hovde Group, LLC
Roberts & Ryan, Inc.
Rosenblatt Securities Inc.
Wedbush Securities Inc.

Total	23,809,524

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares of Class A common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,571,428 shares of Class A common stock from us. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,571,428 additional shares of Class A common stock.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $    per

share from the initial public offering price. After the initial offering of the shares, the Representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed with the underwriters, during the 180 days after the date of this prospectus (the “Company Lock-Up Period”), subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the Class A common stock, including but not limited to any stock options or warrants to purchase shares of Class A common stock or Class B common stock, or any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of Class A common stock, Class B common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or such other securities, in cash or otherwise, without the prior written consent of the Representatives, provided, however, that the foregoing restrictions shall not apply to:

•	the Class A common stock to be sold in this offering;

•

any shares of Class A common stock issued upon the reclassification, conversion or exchange of shares outstanding as of the date of this Prospectus, including any shares of outstanding preferred stock;

•

any shares of Class A common stock or any securities or other awards convertible into, exercisable for, or that represent the right to receive, Class A common stock pursuant to any equity plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus, including the conversion of Class B Common Stock into Class A Common Stock;

•	the issuance of shares of Class A common stock upon the conversion or transfer of Class B Common Stock;

•

grants or settlement of stock options, RSUs or other equity or equity-based awards or restricted shares to our or our subsidiaries’ officers, directors, employees and other service providers in accordance with the terms of the equity plans described herein, or the issuance by the Company of any shares of Class A common stock upon the exercise of such instruments (including by way of “net” or “cashless” exercise);

•

the forfeiture, cancellation, surrender or repurchase of any shares of Class A common stock or equity awards by us pursuant to the terms of any equity plans, award agreements or other agreements in effect as of the date of this prospectus, including in connection with the termination of employment or service, in each case for no consideration or for consideration equal to the original purchase price;

•

the issuance or transfer of shares of Class A common stock, or the withholding or disposition of shares of Stock, in each case solely in connection with the satisfaction of tax withholding obligations arising from the vesting, exercise, settlement or conversion of equity awards issued pursuant to the 2021 Plan or the 2026 Plan;

•

the filing of any registration statement on Form S-8 or a successor form relating to the securities granted or to be granted pursuant to the 2021 Plan, 2026 Plan or any assumed incentive compensation plans or agreements pursuant to an acquisition or similar strategic transaction;

•

the offer or issuance of shares of Class A common stock in connection with an acquisition, joint venture, commercial or collaborative relationship or the acquisition or license by us of the securities, business property or other assets of another person or entity or pursuant to an employee benefit plan as assumed by us in connection with any such acquisition (collectively, a “Potential Acquisition”), provided that the aggregate number of shares of common stock that we may offer or issue pursuant to this clause shall not exceed 10.0% of the total number of shares of Class A common stock issued and outstanding immediately prior to the Potential Acquisition and any recipient of shares of Class A common stock pursuant to clause shall enter into a lock-up agreement;

•

the confidential submission of a registration statement with the SEC by us under the Securities Act relating to any lock-up securities, provided that, with respect to this clause, (i) no public filing with the SEC or any other public announcement may be made during the Company Lock-Up Period in relation to such registration, (ii) such registration shall not result in an offer, sale, contract to sell, pledge, option to purchase, short sale or other transfer or disposition of, directly or indirectly, any lock-up securities during the Company Lock-Up Period and (iii) we will provide Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC with at least three business days’ prior written notice; or

•

the facilitation of establishing a trading plan for any officers or directors of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of lock-up securities during the Company Lock-Up Period; provided that no public announcement, report filing under the Exchange Act or otherwise is required of or will be voluntarily made by the Company or any such officer or director, during the Company Lock-Up Period regarding the establishment of such plan.

Our officers, directors, and holders of approximately 97.8% of our issued and outstanding capital stock, have agreed with the underwriters, for the period beginning on the date of this prospectus and continuing to and including the date that is 180 days after the date of this prospectus (the “Stockholder Lock-Up Period”) not to (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, including the Class B common stock (such shares of common stock, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including, without limitation, any such Lock-Up Securities now owned or hereafter acquired by the holders (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the holders or someone other than the holders or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

The restrictions imposed by the lock-up agreements are subject to certain exceptions, including with respect to:

(a)

transfer the holder’s Lock-Up Securities: (i) as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes; (ii) upon death by will, testamentary document or the laws of intestate succession; (iii) (A) if the holder is a natural person, to any member of the holder’s immediate family or to any trust for the direct or indirect benefit of the holder or the holder’s immediate family or (B) if the holder is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust or an entity wholly-owned by one or more members of the holder’s immediate family; (iv) to a corporation, partnership, limited liability company or other entity of which the holder and the holder’s immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above;

(b)

if the holder is a corporation, partnership, limited liability company, trust or other business entity, (A) transfers to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act) of the holder, or to any investment fund or other entity which fund or entity is controlling, controlled by, managing or managed by or under common control with the holder or affiliates of the holder, or (B) as part of a distribution, transfer or disposition by the holder to its shareholders, limited stockholders, partners, general partners, limited liability company members or other equityholders or to the estate of any such shareholders, limited stockholders, partners, general partners, limited liability company members or other equityholders;

(c)	transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court or regulatory agency order;

(d)	transfers to us from our employee upon death, disability or in connection with termination of employment, in each case, of such employee;

(e)

if the holder is not an officer or director of the Company, transfers in connection with a sale of the holder’s shares of Class A common stock acquired (A) from the underwriters in the offering or (B) in open market transactions after the closing date of this offering;

(f)

transfers to us in connection with the vesting, settlement or exercise of RSUs, shares of restricted stock, options, warrants or other rights to purchase shares of Class A common stock (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest or settle during the Stockholder Lock-Up Period, including any transfer to us for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion or exchange of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, each as describe herein, or pursuant to the terms of convertible or exchangeable securities, as applicable, provided that any securities received upon such vesting, settlement, exercise or conversion that are not transferred to cover any such tax obligations shall be subject to the terms of the lock-up agreement;

(g)

transfers by pledging, hypothecating or otherwise granting a security interest in up to 25.0% of the holder’s Lock-Up Securities to one or more lending institutions as collateral or security for any bona fide loan, advance or extension of credit for the holder and any transfer upon foreclosure upon such Lock-Up Securities in accordance with the terms of the documentation governing any loan, advance, or extension of credit, provided, that the holder shall provide each of Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC prior written notice informing them of any public filing, report or announcement with respect to such pledge, hypothecation or other grant of a security interest;

(h)	transfers made with the prior written consent of Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC on behalf of the underwriters provided that (A) in the case of clauses (a) and (b) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a), (b), (c) and (g), above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement, (C) in the case of clauses (a)(ii), (a)(iii) (except that the Prysm Vehicles may make any such transfer provided they are in compliance with the provisions of (D) below), (a)(iv), (a)(v), (b) and (g) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (c), (d), (e), and (f) above, no filing under the Exchange Act or other public filing, report or announcement shall be voluntarily made, and if any such filing, report or announcement shall be legally required during the Lock-Up Period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clauses (a)(i) or (c) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement;

(i)

entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the holder’s Lock-Up Securities, if then permitted by us, provided that none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the Stockholder Lock-Up Period and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made (whether by or on behalf of the holder, us or any other party) regarding, or that otherwise discloses, the establishment of such plan during the Stockholder Lock-Up Period, and if any such filing, report or announcement shall be legally required during the Stockholder Lock-Up Period, such filing, report or announcement shall clearly indicate that that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the Stockholder Lock-Up Period; or

(j)

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors and made to all of our stockholders involving a change of control, in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of our outstanding voting securities (or the surviving entity); provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the holder’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement.

Furthermore, holders of certain of our shares of our issued and outstanding capital stock that are not subject to lock-up agreements are subject to the market standoff agreements. In addition, with the exception of options held by two employees, who have entered into a lock-up agreement described above, all of our outstanding stock options and RSUs are subject to liquidity-based vesting condition (defined as the first to occur of a change in control (as defined under the 2021 Plan) and the expiration of the Stockholder Lock-Up Period. In the event a change in control (as defined under the 2021 Plan) satisfies the liquidity-based vesting condition with respect to all of our outstanding stock options and RSUs, such equityholders will be subject to a market standoff agreement in accordance with the 2021 Plan through the end of the Stockholder Lock-Up Period. Pursuant to the market standoff agreements, such equityholders have agreed not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any of our other equity securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Class A common stock or other equity securities, in each case held immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, during the Stockholder Lock-Up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff agreements during the Stockholder Lock-up Period, unless the waiver is with the prior written consent of Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC or in the same manner as such restrictions would be waived had such security holder entered into the lock-up agreement described above.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated among us and the Representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our Class A common stock on Nasdaq under the symbol “CLRS.”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the Representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our total expenses of this offering will be approximately $18.5 million, excluding underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain expenses, including those related to FINRA, incurred by them in connection with this offering in an amount not to exceed $50,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. For example, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch, Bank of America, N.A., Barclays Bank PLC, BMO Bank, CIBC Bank USA, Regions Bank, M&T Bank and U.S. Bank, National Association, affiliates of Goldman Sachs & Co. LLC, Morgan Stanley, UBS Securities LLC, BofA Securities, Inc., Barclays Capital Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Regions Securities LLC, M&T Securities, Inc. and BTIG LLC, respectively, are lenders under our Credit Agreement with BMO Bank. Additionally, Barclays Bank PLC and CIBC Bank USA, affiliates of Barclays Capital Inc. and CIBC World Markets Corp., respectively, are lenders under our UK Facility with BMO Bank, under which BMO Bank, an affiliate of BMO Capital Markets Corp., is the administrative agent and a lender.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and financial instruments.

We have retained FTP Securities LLC (“FT Partners”), a FINRA member, to provide certain financial advisory services in connection with this offering. FT Partners is not engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering and is an independent financial advisor for purposes of FINRA Rule 5110.

Conflicts of Interest

Clear Street Group Inc. is an affiliate of CS LLC, a FINRA member which will act as an underwriter for the sale of shares of Class A common stock to the public in this offering. Because Clear Street Group Inc. will receive all the net proceeds from sales of shares in this offering made to the public through CS LLC, CS LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with Rule 5121, CS LLC is not permitted to sell shares of Class A common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. Goldman Sachs & Co. LLC, one of the underwriters of this offering, will act as “qualified independent underwriter” as defined in FINRA Rule 5121. In that role, Goldman Sachs & Co. LLC has participated in the preparation of the registration statement and has exercised the usual standards of “due diligence” in connection with the offering, as required by FINRA Rule 5121. We have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Goldman Sachs & Co. LLC will not receive any additional compensation for acting as a qualified independent underwriter.

Directed Share Program

At our request, Goldman Sachs & Co. LLC, on behalf of the underwriters, has reserved up to 1,190,476 shares of our Class A common stock, or 5% of the shares being offered pursuant to this prospectus, for sale at the initial public offering price to certain individuals and entities as determined by certain of our officers through a directed share program administered by Goldman Sachs & Co. LLC and its affiliates. If purchased by these persons, these shares will not be subject to a lock-up restriction, except to the extent that the purchasers of such shares are otherwise subject to lock-up or market stand-off agreements as a result of their relationship with us. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent these individuals and entities purchased such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover on this prospectus, Goldman Sachs & Co. LLC will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares sold through the directed share program.

Indication of Interest

The cornerstone investor has indicated an interest in purchasing up to an aggregate of $200 million of shares of our Class A common stock in this offering at the initial public offering price. The shares to be purchased by the cornerstone investor will not be subject to a lock-up agreement with the underwriters. Because this indication of interest is not a binding agreement or commitment to purchase, the cornerstone investor may determine to purchase more, less or no shares in this offering or the underwriters may determine to sell more, less or no shares to the cornerstone investor. The underwriters will receive the same discount on any shares of our Class A common stock purchased by the cornerstone investor as they will from any other shares sold to the public in this offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:

(a)

where (i) the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the shares being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

(b)	to any “qualified investor” as defined in paragraph 15 of Schedule 1 of the POATR;

(c)	to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom, or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high-net-worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1) – (3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Calores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution no 160, dated 13 July 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

Israel

The shares offered by this prospectus have not been approved by the Israel Securities Authority (the “ISA”), nor have such shares been registered for sale in Israel. The shares may not be offered or sold to the public in Israel, absent the publication of a prospectus that has been approved by the ISA.

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the ISA. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law, and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Italy

The offering of shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the shares may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the shares or distribution of copies of this prospectus or any other documents relating to the shares in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the shares being declared null and void and in the liability of the intermediary transferring the shares for any damages suffered by such non-qualified investors.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Peoples Republic of China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea (the “FSCMA”), and the decrees and regulations thereunder and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold, or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea (the “FETL”), and the decrees and regulations thereunder. The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission, (ii) a holder of a Capital Markets Services License, (iii) a person who acquires the shares as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction, (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual, (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months, (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months, (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts, (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies), (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010, (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010, and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Thailand

This prospectus does not, and is not intended to, constitute a public offering in Thailand. The shares may not be offered or sold to persons in Thailand, unless such offering is made under the exemptions from approval and filing requirements under applicable laws, or under circumstances which do not constitute an offer for sale of the shares to the public for the purposes of the Securities and

Exchange Act of 1992 of Thailand, nor require approval from the Office of the Securities and Exchange Commission of Thailand.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Saudia Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”), pursuant to resolution number 2-11-2004 dated October 4, 2004, as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the DFSA.

Abu Dhabi Global Market

The Abu Dhabi Global Market (“ADGM”), including the Financial Services Regulatory Authority and the Registration Authority does not accept any responsibility for the content of the information included in this prospectus, including the accuracy or completeness of such information. The liability for the content of this prospectus lies with us and other persons, such as experts, whose opinions are included in this prospectus with their consent. The ADGM has also not assessed the suitability of the securities to which this prospectus relates to any particular investor or type of investor. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus or are unsure whether the securities to which this prospectus relates are suitable for your individual investment objectives and circumstances, you should consult an authorized financial adviser.

Dubai International Financial Centre (the “DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company at December 31, 2024, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2023, and for the year then ended, by RSM US LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On May 1, 2024, we dismissed RSM US LLP (“RSM”) as our independent accountant and subsequently engaged Ernst & Young LLP to audit our consolidated financial statements in accordance with the auditing standards of the PCAOB as of and for the year ended December 31, 2024. We previously engaged RSM to audit our consolidated financial statements in accordance with GAAP as of and for the year ended December 31, 2023. The decision to dismiss RSM and engage Ernst & Young LLP was approved by our Board of Directors.

The reports of RSM on our consolidated financial statements as of and for the year ended December 31, 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the year ended December 31, 2023, and through the period ended May 1, 2024, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with RSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused RSM to make reference in connection with its opinion to the subject matter of the disagreement.

•

no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto other than the material weakness in the internal control over financial reporting relating to a lack of properly designed controls with sufficient precision to tie out supporting schedules and a failure to implement formal documentation and review of accounting positions.

We have provided RSM with a copy of the foregoing disclosures and have requested that RSM furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above and, if not, stating the respects in which it does not agree. A copy of RSM’s letter, dated January 20, 2026, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the year ended December 31, 2023, and through the period ended May 1, 2024, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website free of charge, https://www.clearstreet.io. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock. We will furnish our stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

CLEAR STREET GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Clear Street Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Clear Street Group Inc. (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income (loss), changes in temporary equity and stockholders’ equity and cash flows for the year then ended, and the related notes and the financial statement schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2024.

New York, New York

November 4, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Clear Street Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Clear Street Group Inc. and its subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of comprehensive income (loss), changes in temporary equity and stockholders’ equity and cash flows for the year then ended, and the related notes to the consolidated financial statements and Schedule I to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We served as the Company’s auditor from 2019 to 2023.

New York, New York

November 4, 2025

Clear Street Group Inc.

Consolidated Statements of Financial Condition

	December 31,
	2024	2023
	(in thousands, except shares par value and amounts)
Assets
Cash and cash equivalents	$273,934	$296,099
Cash segregated under federal and other regulations	183,081	122,195
Collateralized agreements:
Securities purchased under repurchase agreements	23,106,957	18,714,195
Securities borrowed	11,475,515	11,135,587
Securities received as collateral	3,471,261	3,910,205
Financial instruments owned, at fair value	15,324,573	2,346,076
Receivable from customers (includes $49.1 million and $0.0 million with related parties at December 31, 2024 and 2023, respectively)	778,127	705,528
Receivable from broker-dealers and clearing organizations (includes $1.6 million and $0.0 million with related parties at December 31, 2024 and 2023, respectively)	757,820	264,318
Goodwill	29,146	10,132
Intangible assets, net of accumulated amortization	97,371	71,868
Operating lease right-of-use assets	16,830	19,174
Deferred tax assets, net	16,657	1,306
Other assets	30,760	12,481
Assets of discontinued operations (Note 18)	—	779,915

Total Assets	$55,562,032	$38,389,079

Liabilities and Equity
Liabilities
Collateralized financing:
Securities sold under repurchase agreements	$23,155,357	$17,648,018
Securities loaned	14,805,880	13,176,376
Obligation to return securities received as collateral	3,471,261	3,910,205
Financial instruments sold, not yet purchased, at fair value	10,334,660	273,850
Payable to customers (includes $0.8 million and $79.1 million with related parties at December 31, 2024 and 2023, respectively)	2,484,373	1,394,440
Payable to broker-dealers and clearing organizations	151,483	197,530
Notes payable, net of unamortized debt issuance costs	187,977	133,953
Operating lease liabilities	17,849	19,759
Accounts payable and accrued liabilities	120,195	47,803
Income tax liabilities	8,355	—
Warrant liability	52,886	—
Liabilities of discontinued operations (Note 18)	—	697,620

Total Liabilities	$54,790,276	$37,499,554

Commitments and Contingencies (Note 15)
Temporary Equity
Series A preferred stock ($0.00001 par value; authorized 1,400,000 shares; issued 960,000 shares; aggregate liquidation preference $24.0 million at December 31, 2024. Classified in Stockholders’ Equity at December 31, 2023)	23,507	—

Clear Street Group Inc.

Consolidated Statements of Financial Condition

	December 31,
	2024	2023
	(in thousands, except shares par value and amounts)
Series B preferred stock ($0.00001 par value; authorized 97,873,350 shares; issued 87,094,907 shares, aggregate liquidation preference $721.1 million at December 31, 2024. Classified in Stockholders’ Equity at December 31, 2023)	718,375	—
Redeemable Noncontrolling Interest	—	70,210
Stockholders’ Equity
Series A preferred stock ($0.00001 par value; authorized 1,400,000 shares; issued 1,400,000 shares; aggregate liquidation preference $35.0 million at December 31, 2023. Classified as Temporary Equity at December 31, 2024)	—	—
Series B preferred stock ($0.00001 par value; authorized 97,873,350 shares; issued 84,699,697 shares; aggregate liquidation preference $701.1 million at December 31, 2023. Classified as Temporary Equity at December 31, 2024)	—	1
Common A stock ($0.00001 par value; authorized 294,864,597 shares; issued 30,488,447 and 31,721,692 shares at December 31, 2024 and 2023, respectively)	—	—
Common X stock (zero par value; authorized 130,373,000 shares; issued zero and 130,373,000 shares at December 31, 2024 and 2023, respectively)	—	—
Common Z stock ($0.00001 par value; authorized 130,373,000 shares; issued 112,605,223 and zero shares at December 31, 2024 and 2023, respectively)	1	—
Additional paid-in capital	33,377	755,998
(Accumulated deficit) / Retained earnings	(3,581)	4,200
Cumulative translation adjustments	77	(115)

Total Stockholders’ Equity	29,874	760,084

Noncontrolling interest	—	59,231

Total Equity	29,874	819,315

Total Liabilities, Temporary Equity and Equity	$55,562,032	$38,389,079

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,
	2024	2023
Revenues	(in thousands, except per share amounts)
Net financing revenues (includes $(0.5) million and $(0.2) million with related parties for the years ended December 31, 2024 and 2023, respectively)	$325,704	$100,935
Transaction revenues, net (includes $0.2 million and $2.0 million with related parties for the years ended December 31, 2024 and 2023, respectively)	136,698	93,719
Other revenues	1,207	1,137

Net revenues	463,609	195,791

Expenses
Compensation and benefits	170,002	87,976
Transaction and market access costs, net	72,965	48,919
Technology and market data	42,617	30,238
Professional fees, marketing and other (includes $1.6 million and $1.2 million to related parties for the years ended December 31, 2024 and 2023, respectively)	47,046	27,432
Amortization and depreciation	29,236	19,491
Interest expense on borrowings	10,039	8,150

Total operating expenses	371,905	222,206

Operating income (loss)	91,704	(26,415)
Gain on the termination of lease	—	1,835

Income (loss) from continuing operations before income tax expense	91,704	(24,580)

Income tax expense (benefit)	10,618	(714)

Income (loss) from continuing operations	81,086	(23,866)
Discontinued operations:
Net income from discontinued operations	8,042	6,032

Net income (loss)	89,128	(17,834)

Net income (loss) attributable to noncontrolling interests	46,257	(20,388)
Net income attributable to redeemable noncontrolling interests	3,493	7,578

Net income (loss) attributable to Clear Street Group Inc.	$39,378	$(5,024)

Earnings (loss) per share attributable to Class A and Class Z common shares:
Basic and diluted loss per share from continuing operations	$(0.35)	$(0.29)
Basic and diluted earnings per share from discontinued operations	0.10	0.06

Basic and diluted loss per share attributable to stockholders	$(0.25)	$(0.23)

Weighted-average shares used in computing per share amounts:
Basic and diluted	30,966	32,514
Comprehensive Income (loss)
Net income (loss) available for Clear Street Group Inc.	$39,378	$(5,024)
Other comprehensive income (loss)
Cumulative translation adjustment	192	(111)

Comprehensive income (loss) available for Clear Street Group Inc.	$39,570	$(5,135)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Consolidated Statements of Changes in Temporary Equity and Stockholders’ Equity

(in thousands, except share data)	Redeemable noncontrolling interest	Series A Preferred Stock- Redeemable		Series B Preferred Stock- Redeemable		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class X Common Stock		Class Z Common Stock		Additional Paid-in Capital	(Accumulated deficit) / Retained earnings	Other Comprehensive Income	Total Stockholders’ Equity	Non- Controlling Interest	Total Equity
		Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts
Balance at December 31, 2022	$120,645	—	$—	—	$—	1,400,000	$—	22,269,032	$—	33,317,300	$—	130,373,000	$—	—	$—	$241,425	$11,776	$(4)	$253,197	$79,788	$332,985

Share-based compensation	—	—	—	—	—	—	—	—	—	(665,204)	—	—	—	—	—	(214)	—	—	(214)	—	(214)
Issuance of preferred stock, net of issuance cost	—	—	—	—	—	—	—	62,430,665	1	—	—	—	—	—	—	516,537	—	—	516,538	—	516,538
Dividend to preferred stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,450)	—	(2,450)	—	(2,450)
Distributions to controlling interest holders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(102)	—	(102)	—	(102)
Distributions to noncontrolling interest	(58,013)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(169)	(169)
Common share buy-back	—	—	—	—	—	—	—	—	—	(930,404)	—	—	—	—	—	(1,750)	—	—	(1,750)	—	(1,750)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(111)	(111)	—	(111)
Net income (loss)	7,578	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,024)	—	(5,024)	(20,388)	(25,412)

Balance at December 31, 2023	$70,210	—	$—	—	$—	1,400,000	$—	84,699,697	$1	31,721,692	$—	130,373,000	$—	—	$—	$755,998	$4,200	$(115)	$760,084	$59,231	$819,315

Share-based compensation	—	—	—	—	—	—	—	—	—	988,023	—	—	—	—	—	3,890	—	—	3,890	—	3,890
Reclassification of preferred shares to mezzanine	—	1,400,000	33,870	84,699,697	698,847	(1,400,000)	—	(84,699,697)	(1)		—	—	—	—	—	(732,716)	—	—	(732,717)	—	(732,717)
Reclassification of right to purchase preferred shares to liability	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,814)	(44,072)	—	(52,886)	—	(52,886)
Issuance of preferred stock, net of issuance costs	—	—	—	2,395,210	19,528	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends and accretion to preferred stockholders	—	—	637	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,087)	—	(3,087)	—	(3,087)
Repurchase of preferred stock	—	(440,000)	(11,000)	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to noncontrolling interest	(73,703)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(17,438)	(17,438)

Clear Street Group Inc.

Consolidated Statements of Changes in Temporary Equity and Stockholders’ Equity

(in thousands, except share data)	Redeemable noncontrolling interest	Series A Preferred Stock- Redeemable		Series B Preferred Stock- Redeemable		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class X Common Stock		Class Z Common Stock		Additional Paid-in Capital	(Accumulated deficit) / Retained earnings	Other Comprehensive Income	Total Stockholders’ Equity	Non- Controlling Interest	Total Equity
		Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts
Distribution of the Markets Business	—	—	—	—	—	—	—	—	—	—	—	(17,718,795)	—	—	—	(2,001)	—	—	(2,001)	(65,287)	(67,288)
Common share buy-back	—	—	—	—	—	—	—	—	—	(2,221,268)	—	—	—	—	—	(13,772)	—	—	(13,772)	—	(13,772)
Termination of Up-C structure and related tax effect	—	—	—	—	—	—	—	—	—	—	Stockholders’—	(112,605,223)	—	112,605,223	1	31,179	—	—	31,180	(22,763)	8,417
Other	—	—	—	—	—	—	—	—	—	—	—	(48,982)	—	—	—	(387)	—	—	(387)	—	(387)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	192	192	—	192
Net income	3,493	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	39,378	—	39,378	46,257	85,635

Balance at December 31, 2024	$—	960,000	$23,507	87,094,907	$718,375	—	$—	—	$—	30,488,447	$—	—	$—	112,605,223	$1	$33,377	$(3,581)	$77	$29,874	$—	$29,874

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2024	2023
Cash Flows from Operating Activities	(in thousands)
Net income (loss)	$89,128	$(17,834)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Deferred taxes	(6,027)	(759)
Depreciation of equipment and leasehold improvements	2,002	691
Amortization of intangible assets	27,335	17,332
Amortization of deferred debt issuance costs	1,963	1,604
Share-based compensation	3,890	(214)
Provision for losses on accounts receivable	2,728	—
Gain on lease termination	—	(1,835)
Foreign exchange gains (losses) and other items	2,277	—
Changes in operating assets and liabilities:
Changes in assets – (increase) decrease:
Securities purchased under repurchase agreements	(4,392,762)	(5,527,952)
Securities borrowed	(339,928)	(2,178,387)
Securities received as collateral	438,943	(3,839,799)
Financial instruments owned, at fair value	(12,942,353)	1,051,012
Receivable from customers	(72,599)	(464,294)
Receivable from broker-dealers and clearing organizations	(58,345)	1,360,389
Other assets	(1,028)	477
Changes in liabilities – increase (decrease):
Securities sold under repurchase agreements	5,507,340	4,433,106
Securities loaned	1,629,504	2,950,419
Obligation to return securities received as collateral	(438,943)	3,839,799
Financial instruments sold, not yet purchased	9,611,222	(1,706,183)
Payable to customers	1,089,933	438,493
Payable to broker-dealers and clearing organizations	(51,377)	(637,573)
Short-term loan payable	—	(68,000)
Operating lease liabilities	(2,100)	35
Accounts payable and accrued liabilities	56,405	(1,848)
Income tax liabilities	8,333	—

Net cash flows provided by (used in) operating activities	$165,541	$(351,321)

Cash Flows from Investing Activities
Capitalization of internally developed software	$(40,825)	$(27,934)
Purchase of office equipment and leasehold improvements	(2,047)	(1,973)
Acquisition of intangible assets and exchange memberships	(12,921)	(2,005)
Cash paid for business acquisition, net of cash acquired	(28,770)	—

Net cash flows used in investing activities	$(84,563)	$(31,912)

Cash Flows from Financing Activities
Distributions to controlling interest holders	$—	$(102)
Distributions to noncontrolling interest	(83,383)	(58,182)
Distribution of the Markets Business to noncontrolling interest holders	(416)	—
Issuance of preferred stock, net of $0.4 million issuance costs	19,528	516,538
Dividends paid to preferred stockholders	(2,450)	(2,450)
Repurchase of preferred stock	(11,000)	—
Common share buy-back	(13,772)	(1,750)
Proceeds from termed debt offering, net of $1.6 million issuance costs	78,376	—
Repayment of Notes Payable	(25,000)	—
Credit facility issuance costs	(2,214)	—

Net cash flows (used in) provided by financing activities	$(40,331)	$454,054
Effect of exchange rate changes on cash, cash equivalents and Cash segregated under federal and other regulations	(2,419)	—

Net increase in Cash and cash equivalents, and Cash segregated under federal and other regulations	$38,228	$70,821

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2024	2023
Cash and cash equivalents, and Cash segregated under federal and other regulations
Beginning balance	418,294	347,966
Cash and cash equivalents of discontinued operations	493	(493)

Ending balance	$457,015	$418,294

Reconciliation of Cash and cash equivalents, and Cash segregated under federal and other regulations
Cash and cash equivalents	$273,934	$296,099
Cash segregated under federal and other regulations	183,081	122,195

Total Cash and cash equivalents and Cash segregated under federal and other regulations	$457,015	$418,294

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$2,370,505	$1,640,825
Taxes	9,524	646
Non-cash financing and investing transactions during the year
Deferred taxes associated with termination of the Up-C structure	8,417	—
Distribution to noncontrolling interest holders	(7,758)	—
Term extension of warrant liability	(8,527)
Distribution of the Markets business	(67,288)
Obtaining a right-of-use asset in exchange for a lease liability	639	18,079
Derecognition of operating lease right-of-use asset upon lease termination	—	15,947
Derecognition of operating lease liability upon lease termination	—	17,783

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Clear Street Group Inc. (“CSG” or the “Company”) is a Delaware company formed on December 29, 2020. CSG has adopted a holding company structure. CSG’s primary asset is its ownership of the membership interests of Clear Street Holdings LLC (“CSH LLC”), a Delaware limited liability company formed on July 1, 2019. The Company is the sole managing member of CSH LLC and controls all of the businesses and affairs of CSH LLC. Refer to Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share, for information on a transaction effected on December 31, 2024 that resulted in CSH LLC becoming a wholly-owned subsidiary of CSG. Also refer to Note 2, Significant Accounting Policies - Basis of Presentation and Consolidation, including Noncontrolling Interests, for further information on these Consolidated Financial Statements.

The Company is a financial infrastructure technology company that has built a modern, cloud-native, end-to-end infrastructure platform powered by a single real-time ledger. The Company facilitates the purchase and sale of equities, security-based swaps in equities, options, futures, and fixed income through its platform. The Company also provides margin financing to customers with equities, security-based swaps in equities, options, futures, and fixed income positions, engages in stock lending in direct support of its customer margin financing business, enters into collateralized financing arrangements, and provides investment banking services. The operations of the Company are conducted through CSH LLC’s subsidiaries and Clear Street Management LLC (“CS Management”), a Delaware limited liability company that is wholly-owned by the Company and serves as the employer of a significant portion of the Company’s U.S. employees.

On December 31, 2024, CSH LLC’s regulated broker-dealer subsidiaries were Clear Street LLC (“CS LLC”) in the U.S and Clear Street Canada Inc. (“CS Canada”). CS LLC is registered with the Securities and Exchange Commission (“SEC”), the Municipal Securities Rulemaking Board (“MSRB”), the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the Securities Investor Protection Corporation (“SIPC”). CS LLC is also a registered futures commission merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”). In addition, CS LLC is a member of various clearing organizations and exchanges in the U.S. and abroad. CS Canada is a Canada-based broker-dealer that registered with the Canadian Investment Regulatory Organization (“CIRO”) effective March 30, 2023. Another CSH LLC subsidiary, Precision Securities LLC, was de-registered as a broker-dealer from the SEC effective November 24, 2023. Additional regulated subsidiaries include Clear Street Derivatives LLC (“CSD”), a security-based swap dealer that registered with the SEC effective September 29, 2023, and Clear Street UK Limited (“CS UK”), formed July 13, 2023, which is registered as a MIFIDPRU Investment Firm with the UK Financial Conduct Authority (“FCA”), effective October 17, 2024.

Discontinued Operations

Effective March 31, 2024 (“Effective Date”) the Company’s controlling shareholder (which was also a noncontrolling interest holder in CSH LLC until the Up-C structure was terminated effective December 31, 2024) acquired 100% of the common membership interests in two CSG subsidiaries, Clear Street Markets LLC (“CS Markets”) and Clear Street Investments LLC, along with certain related technology and fixed assets (together, the “Markets Business”).

Clear Street Group Inc.

Notes to Consolidated Financial Statements

This transaction represented a strategic shift that had a major effect on the Company’s operations and financial results. See Note 18, Discontinued Operations for additional information on the Markets Business transaction.

Business Combination

On September 30, 2024, the Company completed an acquisition of specific assets and liabilities of Fox River for total cash consideration of approximately $28.7 million. Fox River is a well-established provider of algorithmic execution solutions for buy and sell-side firms, and markets, sells, and supports such execution solutions products. Fox River has been integrated into CSG’s existing business complementing the Company’s cloud-native platform and enhancing its electronic trading capabilities.

The acquisition was accounted for as a business combination since the specific assets and liabilities acquired, along with the assembled workforce and process, met the definition of a business in accordance with ASC 805, Business Combinations. The Fox River acquisition resulted in recorded goodwill driven by a skilled workforce, a proven ability to generate new products and services to drive future revenue, and expected synergies with CSG. The following table summarizes the fair value of the consideration transferred, the assets acquired, and liabilities assumed at the date of acquisition:

($ in thousands)	Year Ended December 31,
2024
Fair value of cash consideration transferred	$28,710
Intangible assets	9,300
Other assets	1,686
Accounts payable and accrued liabilities	(1,290)

Net assets acquired	9,696

Goodwill	$19,014

The results of operations for Fox River are included in the consolidated financial statements of the Company from the date of acquisition. Fox River did not generate material revenues or net income for the year ended December 31, 2024. The following unaudited pro forma summary presents the consolidated information of the Company as if the business combination had occurred on January 1, 2023:

($ in thousands)	Years Ended December 31,
	2024	2023
Revenues	$470,289	$205,355
Net income (loss) attributable to CSG	38,144	(6,199)

At the acquisition date, the Company entered into a transition services agreement (“TSA”) and a minimum payable agreement (“MPA”) for professional services with the former owners of Fox River. The TSA provides for transitional support ending no later than the two-year anniversary of the acquisition date. The MPA provides for a minimum of $10.0 million of professional services to be performed over the period ending on the four-year anniversary of the acquisition date. Both agreements were accounted for as separate transactions from the acquisition and included terms which were comparable to the market.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Corporate Simplification

On December 31, 2024, the Company’s controlling shareholder exercised its right to exchange its direct ownership interest in CSH LLC for shares in the Company. This exchange simplified the Company’s corporate structure by eliminating its Up-C structure and converting it to a more traditional structure whereby all stockholders hold their voting and economic interests directly through CSG.

As allowed pursuant to the Exchange Agreement between the Company and its controlling shareholder dated April 13, 2022, the Company’s controlling shareholder notified the Company of its election to deliver to the Company 112,605,223 Class A Units it held in CSH LLC in exchange for the issuance by the Company to that interest holder of the same number of the Company’s Class Z Common Stock effective as of December 31, 2024. As stipulated in the Company’s Certificate of Incorporation, as in effect at such time, upon this exchange, the same number of the Company’s Class X Common Stock held by the Company’s controlling shareholder were cancelled.

As a result of the shareholder exchange transaction, CSH LLC became a wholly owned subsidiary of the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation, including Noncontrolling Interests

CSH LLC’s Operating Agreement designates CSG as the managing member of CSH LLC and assigns it the power and authority to effectively manage, and make significant operating and financial decisions on behalf of CSH LLC. As the sole managing member of CSH LLC, the Company exerts control over the operations of CSH LLC and its subsidiaries. In accordance with ASC 810, Consolidation, the Company consolidates CS Management’s as well as CSH LLC’s consolidated financial statements and prior to the termination of the Up-C structure effective December 31, 2024, recorded the interests in CSH LLC owned by other parties, including the Company’s controlling shareholder, as noncontrolling interests. Effective upon the termination of the Up-C structure on December 31, 2024, CSH LLC became a wholly owned subsidiary of CSG and there are no longer outstanding noncontrolling interests in CSH LLC owned by other parties (see Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share). These Consolidated Financial Statements reflect the historical financial position, results of operations and cash flows of the businesses comprising CSG and its consolidated subsidiaries based on their respective historical financial statements and accounting records.

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) , and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding financial reporting. The Consolidated Financial Statements are presented in U.S. dollars.

All intercompany transactions have been eliminated in accordance with U.S. GAAP. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in these Consolidated Financial

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Statements and accompanying notes. These estimates and assumptions are based on judgments and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include valuation of certain financial instruments owned and sold, not yet purchased, both at fair value, goodwill and intangible assets, provision for losses on accounts receivable, capitalized software, equity-based compensation, warrant liability and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period.

Change in Accounting Principles

In 2024, the Company voluntarily changed its annual goodwill impairment testing date from December 31st to October 1st. This is a change in accounting principle, which management believes is preferable, as the new assessment date provides for a more robust operation of controls given the additional time allotted. This change was not material to the Company’s consolidated financial statements as it did not delay, accelerate, or avoid any potential goodwill impairment charge. This change has been applied prospectively from October 1, 2024 as retrospective application is deemed impracticable due to the inability to objectively determine the assumptions and significant estimates used in earlier periods without the benefit of hindsight.

Cash and Cash Equivalents and Cash Segregated in Compliance with Federal and Other Regulations

Cash and cash equivalents and cash segregated in compliance with federal and other regulations include demand deposits held in banks and certain highly liquid investments with original maturities of three months or less when purchased. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

The Company maintains cash in bank accounts that, at times, may exceed the federally insured limits. The Company minimizes the risk by selecting financial institutions deemed highly creditworthy.

Collateralized Agreements and Financing

The Company enters into collateralized financing transactions, primarily to acquire securities to accommodate counterparty needs, earn residual interest spreads and obtain securities for settlement purposes. The Company’s collateralized financing transactions include securities purchased under agreements to resell (“resale agreements”), securities sold under agreements to repurchase (“repurchase agreements”), and securities lending and borrowing transactions. Additionally, the Company receives securities as collateral in securities-for-securities transactions.

Where the requirements of ASC 210-20, Balance Sheet—Offsetting, are met, collateralized transactions are presented on a net-by-counterparty basis on the Consolidated Statements of Financial Condition.

Resale Agreements and Repurchase Agreements

The resale agreements and repurchase agreements are accounted for as collateralized financing transactions and are carried at principal amount plus accrued interest, which approximates the fair

Clear Street Group Inc.

Notes to Consolidated Financial Statements

value. It is the Company’s policy to take possession of collateral under resale agreements. In the same manner, the Company provides securities to its external counterparties to collateralize repurchase agreements. These agreements are collateralized with U.S. treasury and federal agency securities, corporate bonds, and mortgage-backed securities with a fair value equal to or in excess of the principal amount loaned. The fair value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. Counterparties are principally the primary dealers of U.S. government debt securities and financial institutions. At December 31, 2024 and 2023, the Company held $8.6 million and $112.6 million, respectively, of qualified securities for the benefit of customers in a segregated account pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received, plus accrued interest, which approximates the fair value. Interest received or paid by the Company for these transactions is recorded gross on an accrual basis under Net financing revenues in the Consolidated Statements of Comprehensive Income (Loss).

In connection with these transactions, the Company receives or delivers collateral, which comprises cash or securities. In accordance with substantially all its stock borrowed agreements, the Company is permitted to sell or repledge securities received. Securities borrowed or loaned are recorded based on the amount of cash or other collateral advanced or received. As part of the Company’s risk management practices, the initial cash collateral advanced or received generally is greater than the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed or loaned and delivers or obtains additional collateral as appropriate. Securities borrowed and securities loaned with the same counterparty are not offset on the Consolidated Statements of Financial Condition, as the requirements of ASC 210-20, Balance Sheet—Offsetting, are not met.

The Company acts as a lender in securities lending transactions and may receive securities that can be pledged or sold as collateral instead of receiving cash. To the extent that the Company receives securities collateral in exchange for securities lent, such assets are recorded at fair value in Securities received as collateral with a corresponding Obligation to return securities received as collateral in the same amount on the Consolidated Statements of Financial Condition.

Receivable from/Payable to Customers

Amounts receivable from and amounts payable to customers include amounts due on cash and margin transactions. The Company’s receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by the securities in the customer’s account. Collateral is maintained at required levels or above at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes.

For security-based swap transactions, Receivable from customers and Payable to customers include the portions of cash collateral posted to and received from counterparties which are not eligible for netting under ASC 815-10-45, or where the cash collateral delivered/received exceeds the related derivative payable/

Clear Street Group Inc.

Notes to Consolidated Financial Statements

receivable as of the date of the Consolidated Statement of Financial Condition. In addition, counterparties for security-based swaps transactions pledged, under account control agreements, to the Company $2,206.3 million and $270.0 million in cash collateral they posted to qualified custodians at December 31, 2024 and 2023, respectively. Such collateral is not recorded on the Consolidated Statements of Financial Condition.

The Company nets receivables and payables in accordance with individual customer agreements. It is the Company’s policy to settle these transactions on a net basis with its customers. Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected in the accompanying Consolidated Statements of Financial Condition on a settlement-date basis.

Receivable from/Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations primarily include cash and cash equivalents deposited with clearing organizations, securities failed to deliver, amounts due from broker-dealers, amounts due from clearing organizations, and receivables under resale agreements. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased or if they are segregated in accordance with regulations for the benefits of the Company’s customers.

Payable to broker-dealers and clearing organizations primarily represent amounts due to clearing organizations and broker-dealers, securities failed to receive, and payables under resale agreements.

Securities, primarily U.S government obligations owned by the Company’s customers and held by the Company as collateral or as margin, and the fair value of customers’ option positions, are not reflected on the Consolidated Statements of Financial Condition.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to financing trades, and include listed and other equity securities, listed equity options, and debt securities. These lines also include instruments related to the Company’s security-based swap activity, comprised of derivative assets and derivative liabilities related to open security-based swaps in listed equity securities, listed equity securities primarily entered into to hedge the market risk exposure related to these swaps, and listed index and equity options entered into primarily for funding or hedging purposes.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis in Net financing revenues in the Consolidated Statements of Comprehensive Income (Loss).

At December 31, 2024 , included in Financial instruments owned were U.S. treasury securities which were segregated under Rule 1.20 of the Commodity Exchange Act and held at banks of $181.7 million and at clearing organizations of $250.0 million. At December 31, 2023, no securities were required to be segregated under Rule 1.20 of the Commodity Exchange Act.

Allowance for Credit Losses

Per FASB ASC Topic 326 – “Financial Instruments—Credit Loss” (“ASC 326”), the Current Expected Credit Loss (“CECL”) model requires recognition of expected credit losses for financial

Clear Street Group Inc.

Notes to Consolidated Financial Statements

assets measured at amortized cost using relevant information about past events (including historical credit loss experience on financial assets with similar risk characteristics), current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The model provides a practical expedient for certain financial assets that are secured by collateral maintenance provisions. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract, and the Company reasonably expects the counterparty to continue to replenish the collateral.

The Company determined that its balances related to collateralized financing agreements meet the eligibility requirements for the elective practical expedient.

With regards to its collateralized financing arrangements, the Company maintains collateral from counterparties, continuously monitors the value of the securities posted as collateral and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

The Company also elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions when necessary.

The Company deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be immaterial, as the in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient noted above and short term in duration. Therefore, the Company did not record an allowance for credit losses related to Receivables from Broker-dealers and clearing organizations as of December 31, 2024 and 2023.

The Company recorded an allowance for credit losses of $2.3 million and $0.1 million as of December 31, 2024 and 2023, respectively, related to its uncollateralized Receivables from customers. The Company did not record an allowance for credit losses on its collateralized financing arrangements or margin loans as all positions were fully collateralized as of December 31, 2024 and 2023.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (“block discounts”) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited.

The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the observable inputs to valuation techniques used to measure fair value. The hierarchy level assigned to

Clear Street Group Inc.

Notes to Consolidated Financial Statements

each measurement is based on the assessment of the transparency and reliability of the inputs used in the valuation, based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2 —	Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly, but do not qualify as Level 1; or

Level 3 —	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements. Assets and liabilities measured at fair value using Level 3 inputs are based on one or more of the following valuation techniques: market approach, income approach, or cost approach.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which the transfers occurred. For the years ended December 31, 2024 and 2023, there were no transfers into or out of level 3.

Derivative Instruments

Derivative instruments include listed equity and equity indices options and security-based swaps in listed equities. The Company uses derivative instruments in direct support of its financing business. Derivative instruments are carried at fair value in the Consolidated Statements of Financial Condition. Gains or losses on these derivative instruments are recorded in Net financing revenues in the Consolidated Statements of Comprehensive Income (Loss). Fair values for exchange-traded derivatives are based on quoted market prices. Cash flows associated with derivative activities are included in Cash Flows from Operating Activities on the Consolidated Statements of Cash Flows. Refer to Note 6, Derivative Instruments, for further information related to the Company’s derivative holdings.

Exchange Memberships

The Company’s exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management’s estimate of the impairment. There were no exchange membership impairments in 2024 or 2023. Exchange memberships totaled $10.8 million and $0.9 million as of December 31, 2024 and 2023, respectively.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Leases

The Company determines if an arrangement is a lease, or contains a lease, at inception of the contract. Operating lease assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating leases result in the Company recording a right-of-use (“ROU”) asset and a lease liability on its Consolidated Statements of Financial Condition. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. As most of the operating leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date to determine the present value of future payments. The lease terms may include an option to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the Consolidated Statements of Financial Condition and are instead recognized on a straight-line basis over the lease term. See Note 16, Leases, for additional discussion about the Company’s policy for accounting for leases and other required disclosures.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the consideration transferred in a business combination transaction over the underlying net identifiable assets acquired and liabilities assumed. Goodwill and other indefinite-lived intangible assets are not amortized but are assessed for impairment on an annual basis, as well as between annual assessments whenever impairment indicators exist. When testing goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after making an assessment, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then no further analysis is necessary. However, if the Company concludes otherwise, then it is required to perform a quantitative impairment test.

During 2024, the Company changed its annual goodwill impairment testing date from December 31st to October 1st - refer to Note 2, Significant Accounting Policies - Change in Accounting Principle. As of October 1, 2024 and December 31, 2023, the Company’s annual impairment test of goodwill for the years ended December 31, 2024 and 2023, respectively, were completed at the reporting unit level and no impairment charges were determined to be necessary.

Finite Lived Intangible Assets

The Company capitalizes certain costs incurred in connection with developing its clearing and settlement full stack internal use software in accordance with ASC 350-40, Internal-Use Software. The Company expenses all costs that relate to preliminary phases and to post-implementation maintenance activities in the Company’s Consolidated Statements of Comprehensive Income (Loss). Capitalization of costs begins when the preliminary project stage is completed, and it is deemed probable that the project will be completed and used for its intended purpose. Once a project has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the internal use software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

In the post-implementation stage, costs associated with maintenance of the existing software are expensed and included in the Company’s Consolidated Statements of Comprehensive Income (Loss).

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Subsequent additions, modifications, or upgrades to the Company’s internal use software are capitalized only to the extent they enable the software to perform additional functionality.

A key estimate included within the capitalized internal use software cost balance includes the determination of the useful life. The Company amortizes finite-lived intangible assets, including capitalized cost related to the development of internal use software, over the finite-lived intangible assets’ estimated useful life. Finite-lived intangible assets and capitalized internal-use software are tested for impairment when impairment indicators are present, and if impaired, the finite-lived intangible assets are written down to their fair value.

Refer to Note 8, Goodwill and Intangible Assets, for further information related to amortization, impairment and useful life period.

Borrowings, Interest Expense on Borrowings and Deferred Debt Issuance Costs

The Company capitalizes certain costs associated with obtaining, refinancing, and amending its debt.

Costs incurred in connection with revolving debt are recognized as debt issuance costs, net of related accumulated amortization, and are presented in Other assets in the Consolidated Statements of Financial Condition. Costs incurred in connection with term loans, net of related amortization, are presented as a direct deduction from the carrying value of the related term loan in the Company’s Consolidated Statements of Financial Condition.

The costs related to the term loans and the revolving credit facilities are amortized over the term of the financing arrangement using the straight-line method. The straight-line method amortization for the term loans approximates the effective interest method. Amortization of debt issuance costs in connection with the Company’s revolving and term debt is recorded as additional interest expense of the relevant instrument in the Consolidated Statements of Comprehensive Income (Loss).

Interest expenses on corporate borrowings are included in Interest expense on borrowings in the Consolidated Statements of Comprehensive Income (Loss).

Net Revenues

Net Financing Revenues

Net financing revenues represent all revenues earned by the Company, which are outside of the scope of ASC 606, Revenue from Contracts with Customers.

Net financing revenues include (i) net financing generated from customer margin debit, credit and short balances associated with equities, options, futures, and fixed income positions, and realized and unrealized gains or losses on security-based swaps in equities along with the realized and unrealized gains or losses generated from equities that hedge these security-based swaps (together “customer margin financing”), (ii) net interest earned from collateralized financing transactions, including securities resale and repurchase agreements and stock borrow and loan agreements (together “collateralized financing”), as well as (iii) net interest earned from cash deposits held at clearing organizations, brokers and banks (together “other financing”). Net financing revenue also includes the

Clear Street Group Inc.

Notes to Consolidated Financial Statements

interest expense on the related lines of credit. Net financing revenues are accrued in accordance with contractual rates and included in Net financing revenues on the Consolidated Statements of Comprehensive Income (Loss).

In direct support of its financing business, the Company may buy or sell financial instruments which are measured at fair value (together “financing trades”). The changes in fair value of such financial instruments owned and financial instruments sold, not yet purchased (i.e., unrealized gains and losses), realized gains and losses on financial instruments owned and financial instruments sold, not yet purchased, and dividends earned and incurred on financial instruments owned and financial instruments sold, not yet purchased, is recorded on the trade date and reported on a net basis in Net financing revenues on the Consolidated Statements of Comprehensive Income (Loss). Dividends on financial instruments owned and financial instruments sold, not yet purchased, are recorded on the ex-dividend date and reported on a net basis in Net financing revenues on the Consolidated Statements of Comprehensive Income (Loss).

Transaction Revenues, net

Transaction revenues, net include the Company’s revenues from customers in the scope of ASC 606, Revenue from Contracts with Customers, exclusive of amounts presented in Other revenues.

Commission and clearing income represents fees earned, on a per share or per contract basis, for providing trade execution and clearing services to customers. Commissions (net of soft dollar commissions) and clearing fees are recorded on the trade date. The Company believes that its performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the control of the underlying financial instrument has effectively been transferred to/from the customer.

Other fee income is derived primarily from securities locate services and client pass-through fees. Security locate service fees represent fees earned for providing customers with access to securities available to borrow, typically in connection with short sale activity. Fees are charged on a per-locate request basis. Client pass-through fees represent reimbursable expenses, primarily related to brokerage, execution and exchange fees, that the Company charges to its customers, while associated expenses, net of rebates, are recorded in Transaction and market access costs, net. The Company believes its performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is located and identified, the pricing is agreed upon, and the control of the underlying financial instrument has effectively been transferred to/from the customer.

Investment banking income arises mostly from arrangements in which the Company acts as an underwriter or selling agent, or from advisory services it provides in conjunction with mergers and acquisitions (“M&A”). Underwriting fees are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. M&A advisory fees are generally recognized at the point in time that performance obligations under the arrangement are completed (i.e. the closing date of the transaction) or that the contract is cancelled.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Other Revenues

Other revenues represent subscription and consulting fees earned from licensees of the Company’s proprietary platform.

Equity-Based Compensation

The Company measures and recognizes the cost of equity-based awards that do not contain performance conditions that are granted to employees and directors based on the grant-date fair value of the award and recognizes the expense on a straight-line basis over the vesting period. For awards that contain performance conditions, the Company recognizes the compensation cost using the graded vesting method when fully vested. The majority of the Company’s awards have a performance vesting condition, which requires a liquidity event to occur in order for the awards to fully vest. For these awards, no expenses are recognized until it is probable that the performance condition will be achieved. The Company has elected to recognize forfeitures as they occur as the Company does not have sufficient historical experience to develop a forfeiture rate.

Transaction and Market Access Costs, Net

Transaction and market access costs, net of rebates incurred, comprise the costs of executing and clearing trades and are recorded on a trade date basis, net of rebates. Rebates consist of volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis in Transaction and Market Access Costs, net, in the Consolidated Statements of Comprehensive Income (Loss).

Technology and Market Data

Technology and market data expenses comprise the costs associated with operating the Company’s technology infrastructure and costs related to accessing market data. Technology-related costs primarily relate to cloud infrastructure, software, and connectivity to trading venues. Market data expenses include costs related to market data and reference data feeds.

Professional Fees, Marketing, and Other

Professional fees, marketing, and other expenses include costs associated with professional fees, marketing, occupancy, foreign currency gains and losses, administrative, and related expenses.

Income Taxes

CSG is subject to U.S. federal, state and local taxes on its taxable income, including its allocable share of income from CSH LLC. CSH LLC is a limited liability company that is treated as a partnership for U.S. tax purposes. Applicable U.S. federal, state and local income taxes related to the partnership’s income or loss are passed through to the individual members of CSH LLC, of which CSG is a member. Income taxes also include unincorporated business tax on income earned in certain state and local jurisdictions in which CSH LLC operates as well as taxes on income or loss on certain operations in foreign jurisdictions. These taxes are reflected as part of income tax expense or benefit in the Consolidated Statements of Comprehensive Income (Loss). Effective December 31, 2024, as a result of the shareholder exchange transaction, CSH LLC ceases to be a partnership and is a single member LLC of CSG.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

In connection with the shareholder exchange transaction (refer to Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share), CSH LLC terminated as a partnership and became a wholly owned disregarded entity of CSG. The transaction resulted in a revaluation of the Company’s deferred tax assets and liabilities based on the changes from the net difference between the tax bases and financial reported amounts of CSG’s share of investment in CSH LLC to the net difference between the tax bases and reported amounts of the Company’s underlying assets and liabilities. The effects of the change were reflected through equity as a transaction among or with shareholders in accordance with the guidance in ASC 740-20-45-11(g).

CSG is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state and local and non-U.S. jurisdictions. These laws are often complex and may be subject to different interpretations. To determine the financial statement impact of accounting for income taxes, including the provision for income tax expense and unrecognized tax benefits, the Company must make assumptions and judgments about how to interpret and apply these complex tax laws to numerous transactions and business events, as well as make judgments regarding the timing of when certain items may affect taxable income.

In accordance with the provisions of ASC 740, Income Taxes, (“ASC 740”), deferred tax assets and liabilities are recognized for the future tax effect of the differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the Consolidated Statements of Comprehensive Income (Loss) in the period that includes the enactment date.

A valuation allowance is recorded against deferred tax assets if it is more likely than not that those assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available positive and negative evidence such as historical results, recent cumulative losses, estimates of future taxable income and tax planning strategies.

The Company provides for uncertain tax positions based on management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination based on the technical merits of the position. Because management’s assessment involves significant assumptions and judgment in determining whether a tax benefit is more likely than not to be sustained upon examination by taxing authorities, the ultimate resolution of such matters may be different from its estimates. Interest and penalties related to uncertain tax positions are recognized as a component of income tax expense or benefit.

A U.S. shareholder of a controlled foreign corporation (“CFC”) is required to include in their income Global Intangible Low-Taxed Income (“GILTI”). The Company elects to recognize income taxes associated with the inclusion of GILTI as a current period expense when incurred.

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of shares outstanding for that period. Diluted EPS is calculated by dividing the net income available for common stockholders by the diluted weighted average shares outstanding for that period, to the extent they are dilutive.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

Accounting Pronouncements, Recently Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU enhances the segment disclosure requirements and requires public entities with a single reportable segment to provide certain disclosures such as significant segment expenses, the title and position of the CODM and how the CODM uses the reported measures of profit or loss in assessing segment performance. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. The Company adopted ASU 2023-07 for the fiscal year ended December 31, 2024. The adoption resulted in some additional incremental disclosures and otherwise had no material impact on the Company’s Consolidated Financial Statements.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities to Contractual Sale Restrictions (“ASU 2022-03”). The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring the fair value. The ASU also introduces new disclosure requirements which provide information about the restriction including the nature and remaining duration of the restriction. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company adopted ASU 2022-03 for the fiscal year ended December 31, 2024. The adoption of ASU 2022-03 did not have a material impact on the Company’s Consolidated Financial Statements and related disclosures.

Accounting Pronouncements, Pending Adoption

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 removes all references to prescriptive and sequential software development stages, and prescribes factors that an entity should consider in evaluating the probable-to-complete recognition threshold. ASU 2025-06 also specifies disclosure requirements. The amendments in the ASU are effective for annual and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting ASU 2025-06 on its financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient to all entities when developing reasonable and supportable forecasts as part of estimating expected credit losses, to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendment in the ASU is effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-05 on its financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“DISE”), which will require additional disclosure of the nature of

Clear Street Group Inc.

Notes to Consolidated Financial Statements

expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. This ASU was further clarified by ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which was issued in January 2025. The new standards require disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standards will be effective for public companies for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is evaluating the effect of the amendments on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The ASU amends Topic 740 to enhance and improve the transparency of annual income tax disclosures by requiring greater disaggregation of information related to the income tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2025 and are to be applied prospectively with the option for retrospective application. While additional incremental disclosures are anticipated as a result of the amendments, the Company plans to early adopt for the annual period beginning January 1, 2025, and does not expect the early adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

3. CASH SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC and the CFTC to segregate or set aside cash and qualified securities to satisfy these regulations, which have been promulgated to protect customer assets.

At December 31, 2024 and 2023, included in Cash segregated under federal and other regulations on the Consolidated Statements of Financial Condition were $175.8 million and $122.0 million, respectively, which have been segregated in a special reserve account for the exclusive benefit of the Company’s customers, and $1.2 million and $0.1 million, respectively, in a special account for the exclusive benefit of broker-dealers. In addition, at December 31, 2024, $6.1 million of cash has been segregated under the Commodity Exchange Act. At December 31, 2023, no amounts were required to be segregated and secured under the Commodity Exchange Act.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

4. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and Payables to broker-dealers and clearing organizations consist of the following at December 31, 2024 and 2023:

	December 31,
($ in thousands)	2024	2023
Assets
Due from broker dealers	$17,538	$471
Due from clearing organizations	642,979	94,451
Securities failed to deliver	30,165	62,223
Receivable under resale agreements	38,686	107,173
Unsettled trades with clearing organizations	28,452	—

Total receivables from broker-dealers and clearing organizations	$757,820	$264,318

	December 31,
($ in thousands)	2024	2023
Liabilities
Due to broker dealers	$22,884	$10,243
Due to clearing organizations	29,291	13,510
Securities failed to receive	29,390	81,814
Payable under resale agreements	69,918	16,636
Unsettled trades with clearing organizations	—	75,327

Total payables to broker-dealers and clearing organizations	$151,483	$197,530

5. FAIR VALUE MEASUREMENT

Financial Instruments Measured at Fair Value

The Company’s financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards, refer to Note 2, Significant Accounting Policies—Fair Value of Financial Instruments, for descriptions of the fair value hierarchy categorization of the Company’s financial instruments.

Exchange-traded equity securities and listed equity options are measured at the quoted prices from the primary exchange as well as reported bid and offer quotes from parties trading the security, and are classified as Level 1 securities in the fair value hierarchy. Restricted equity securities are valued based on quoted prices from the primary exchanges and are classified as Level 2 securities in the fair value hierarchy. Security-based swaps are valued based on inputs derived from the quoted prices of the underlying listed securities from the primary exchange and are classified as Level 2 financial instruments in the fair value hierarchy. Fair values for financial instruments other than those discussed above are estimated by the Company and are generally categorized as Level 2 or Level 3 in the fair value hierarchy.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

A venture capital firm (the “VC Firm”) is the lead investor in the Company’s Series B Preferred Stock. The VC Firm holds a right to purchase additional shares of Series B Preferred Stock (the “VC Firm Right to Purchase”) as provided under the investment agreement. The Company categorized the VC Firm Right to Purchase which is recorded in Warrant liability on the Company’s Consolidated Statements of Financial Condition, as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

The fair value of the VC Firm Right to Purchase (see Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share—Redeemable Preferred Stock) at the reclassification date and as of December 31, 2024 was measured by independent third-party valuation specialists using a hybrid valuation approach that considers multiple potential liquidity scenarios. In estimating the fair value of the underlying equity, the Company considered both (i) an M&A exit scenario and (ii) an initial public offering (IPO) scenario, reflecting alternative future outcomes available to market participants (“Hybrid Valuation Model”).

Under the M&A scenario, the Company applied the Options Pricing Method (OPM) which estimates the value of the Company’s equity securities by allocating the total equity value to each class of security based on its rights and preferences, assuming a liquidity event occurs at a future date. Under the IPO scenario, the Company applied the Probability-Weighted Expected Return Method (PWERM), which estimates the equity value based on the expected per-share value under an IPO event. The resulting values from each scenario were weighted based on the Company’s estimate of the relative probability of each outcome, reflecting inputs such as current market conditions, recent transaction activity, discussions with potential investors, and the Company’s progress toward a public listing. The combined weighted value was then used to estimate the fair value of the VC Firm Right to Purchase, which was $5.52 per share at the reclassification date.

Significant unobservable inputs to the valuation included the expected time to liquidity, volatility, discount rate, probability weighting between the IPO and M&A scenarios and estimated enterprise value. Changes in these assumptions could materially affect the fair value measurement.

The significant inputs under the OPM included:

Expected term (in years)	OPM	1
Expected volatility	OPM	31.00%
Expected dividend yield	OPM	0.00%
Risk-free interest rate	OPM	4.16%
Discount rate	PWERM	16.25%

Fair value measurements for items measured at fair value on a recurring basis are summarized below at December 31, 2024 and 2023:

($ in thousands)	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Financial instruments owned
Equities	$12,606,956	$15,000	$—	$12,621,956
Listed equity options	681,349	—	—	681,349
Listed equity index options	1,386,794	—	—	1,386,794
Security-based swaps	—	201,990	—	201,990

Clear Street Group Inc.

Notes to Consolidated Financial Statements

($ in thousands)	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
U.S. treasury securities	431,756	—	—	431,756
Other	368	—	360	728
Securities received as collateral	3,471,261	—	—	3,471,261

Financial assets measured at fair value	$18,578,484	$216,990	$360	$18,795,834

Liabilities
Financial instruments sold, not yet purchased
Equities	$121,593	$—	$—	$121,593
Listed equity index options	3,985,055	—	—	3,985,055
Listed equity options	4,199,996	—	—	4,199,996
Security-based swaps	—	2,028,016	—	2,028,016
Obligation to return securities received as collateral	3,471,261	—	—	3,471,261
Warrant liability	—	—	52,886	52,886

Financial liabilities measured at fair value	$11,777,905	$2,028,016	$52,886	$13,858,807

($ in thousands)	December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Financial instruments owned
Equities	$2,249,059	$9,482	$—	$2,258,541
Debt securities:
Convertible notes	—	—	180	180
Listed equity options	22,455	—	—	22,455
Security-based swaps	—	64,900	—	64,900
Securities received as collateral	3,910,205			3,910,205

Financial instruments owned	$6,181,719	$74,382	$180	$6,256,281

Liabilities
Financial instruments sold, not yet purchased
Equities	$77,426	$—	$—	$77,426
Listed equity options	161,286	—	—	161,286
Security-based swaps	—	35,138	—	35,138
Obligation to return securities received as collateral	3,910,205			3,910,205

Financial instruments sold, not yet purchased	$4,148,917	$35,138	$—	$4,184,055

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Consolidated Statements of Financial

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Condition at December 31, 2024 and 2023. Non-financial assets and liabilities are excluded. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

($ in thousands)	December 31, 2024
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$273,934	$273,934	$273,934	$—	$—
Cash segregated under federal and other regulations	183,081	183,081	183,081	—	—
Securities purchased under repurchase agreements	23,106,957	23,106,957	—	23,106,957	—
Securities borrowed	11,475,515	11,475,515	—	11,475,515	—
Receivable from customers	778,127	778,127	—	778,127	—
Receivable from broker-dealers and clearing organizations	757,820	757,820	—	757,820	—
Other financial assets	16,898	17,762	2,361	7,003	8,398

Total Assets	$36,592,332	$36,593,196	$459,376	$36,125,422	$8,398

Liabilities
Securities sold under repurchase agreements	$23,155,357	$23,155,357	$—	$23,155,357	$—
Securities loaned	14,805,880	14,805,880	—	14,805,880	—
Payable to customers	2,484,373	2,484,373	—	2,484,373	—
Payable to broker-dealers and clearing organizations	151,483	151,483	—	151,483	—
Notes payable, net of unamortized issuance costs	187,977	185,989	—	185,989	—

Total Liabilities	$40,785,070	$40,783,082	$—	$40,783,082	$—

($ in thousands)	December 31, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$296,099	$296,099	$296,099	$—	$—
Cash segregated under federal and other regulations	122,195	122,195	—	122,195	—
Securities purchased under repurchase agreements	18,714,195	18,714,195	—	18,714,195	—
Securities borrowed	11,135,587	11,135,587	—	11,135,587	—
Receivable from customers	705,528	705,528	—	705,528	—
Receivable from broker-dealers and clearing organizations	264,318	264,318	—	264,318	—
Other financial assets	11,731	11,731	—	11,731	—

Total Assets	$31,249,653	$31,249,653	$296,099	$30,953,554	$—

Clear Street Group Inc.

Notes to Consolidated Financial Statements

($ in thousands)	December 31, 2023
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities
Securities sold under repurchase agreements	$17,648,018	$17,648,018	$—	$17,648,018	$—
Securities loaned	13,176,376	13,176,376	—	13,176,376	—
Payable to customers	1,394,440	1,394,440	—	1,394,440	—
Payable to broker-dealers and clearing organizations	197,530	197,530	—	197,530
Notes payable, net of unamortized issuance costs	133,953	133,953	—	133,953	—

Total Liabilities	$32,550,317	$32,550,317	$—	$32,550,317	$—

6. DERIVATIVE INSTRUMENTS

The Company does not have any derivative instruments designated as hedging instruments under ASC 815, Derivatives and Hedging. The fair value of the Company’s derivative instruments on a gross basis consisted of the following at December 31, 2024 and 2023:

($ in thousands)		December 31, 2024		December 31, 2023
Derivative Assets	Financial Statements Caption	Fair Value	Notional Value	Fair Value	Notional Value
Listed equity options	Financial instruments owned	$681,349	$28,088,199	$22,455	$2,021,765
Listed equity index options	Financial instruments owned	1,386,794	24,761,662	—	—
Security-based swaps	Financial instruments owned	201,990	1,447,053	64,900	248,397
Derivative Liabilities
Listed equity options	Financial instruments sold, not yet purchased	$4,199,996	$28,028,846	$161,286	$2,025,014
Listed equity index options	Financial instruments sold, not yet purchased	3,985,055	24,761,662	—	—
Security-based Swaps	Financial instruments sold, not yet purchased	2,028,016	7,177,941	35,138	293,850

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The following table summarizes the net gain (loss) from derivative instruments, excluding any offsetting gains or losses from associated financing and economic hedging activity, for the years ended December 31, 2024 and 2023:

($ in thousands)		Years Ended December 31,
Derivative instruments not designated as hedging instruments:	Financial Statement Caption	2024	2023
Listed equity options	Net financing revenues	$(384,219)	$(266,545)
Listed equity index options	Net financing revenues	(66,138)	—
Security-based swaps	Net financing revenues	(1,629,069)	41,948
Equity index futures	Net financing revenues	9,399	22,364

Offsetting of Derivatives

The Company enters into master netting and collateral agreements with all of its security-based swap counterparties. Where legally enforceable, these master netting and collateral agreements give the Company, in the event of default by the counterparty, the right to offset receivables, including cash collateral received, and payables with the same counterparty. At December 31, 2024, the Company had the following derivative assets and derivative liabilities under master netting and collateral agreements:

($ in thousands)	December 31, 2024
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the consolidated statement of financial condition	Net amounts presented	Amounts not offset in the consolidated statement of financial condition(2)		Net amount
				Counterparty netting	Cash collateral
Derivative assets
Security-based swaps	$201,990	$—	$201,990	$(1,098)	$(200,892)	$—
Derivative liabilities
Security-based swaps	$2,028,016	$—	$2,028,016	$(1,098)	$(1,995,670)	$31,248

($ in thousands)	December 31, 2023
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the consolidated statement of financial condition	Net amounts presented	Amounts not offset in the consolidated statement of financial condition(2)		Net amount
				Counterparty netting	Cash collateral
Derivative assets
Security-based swaps	$64,900	$—	$64,900	$(5,609)	$(59,291)	$—
Derivative liabilities
Security-based swaps	$35,138	$—	$35,138	$(5,609)	$(8,000)	$21,529

Clear Street Group Inc.

Notes to Consolidated Financial Statements

(1)

Includes all gross balances related to securities-based swaps balances irrespective of whether they are transacted under legally enforceable master netting and collateral agreements or whether the Company has obtained sufficient evidence of enforceability of the master netting and collateral agreement. The gross balance of derivative assets and derivative liabilities which are documented under master netting and collateral agreements for which the Company has not yet obtained sufficient evidence of legal enforceability was $202.0 million and $2,028.0 million, respectively, at December 31, 2024, and $64.9 million and $35.1 million, respectively, at December 31, 2023.

(2)

Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Consolidated Statements of Financial Condition in accordance with ASC 210-20, Balance Sheet—Offsetting, and ASC 815, Derivatives and Hedging, but which provide the Company with the legal right to offset in the event of default.

7. COLLATERALIZED AGREEMENTS AND FINANCING

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions, obtain securities for settlement, and meet customers’ needs.

Although the Company only offsets collateralized transactions when the requirements of ASC 210-20, Balance Sheet—Offsetting, are met, substantially all of these transactions are documented under industry standard master netting agreements which reduce the Company’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

In the table below, the amounts of collateralized transactions that are offset on the Consolidated Statements of Financial Condition and netted against financial liabilities with specific counterparties under legally enforceable master netting agreements if counterparties were to default, are presented to provide financial statements readers with the Company’s estimate of its net exposure to counterparties for these consolidated financial instruments.

($ in thousands)	December 31, 2024
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented	Amounts not offset(2)	Net amount
Offsetting of Financial Assets:
Securities purchased under agreements to resell	$32,458,706	$(9,351,749)	$23,106,957	$(23,051,463)	$55,494
Securities borrowed	11,475,515	—	11,475,515	(11,040,630)	434,885
Securities received as collateral	3,471,261	—	3,471,261	(3,471,261)	—

Total	$47,405,482	$(9,351,749)	$38,053,733	$(37,563,354)	$490,379

Offsetting of Financial Liabilities:
Securities sold under agreements to repurchase	$32,507,106	$(9,351,749)	$23,155,357	$(23,070,738)	$84,619
Securities loaned	14,805,880	—	14,805,880	(14,225,695)	580,185
Obligation to return collateral	3,471,261	—	3,471,261	(3,471,261)	—

Total	$50,784,247	$(9,351,749)	$41,432,498	$(40,767,694)	$664,804

($ in thousands)	December 31, 2023
	Gross amounts of recognized assets/liabilities(1)	Amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented	Amounts not offset(2)	Net amount
Offsetting of Financial Assets:
Securities purchased under agreements to resell	$25,790,209	$(7,076,014)	$18,714,195	$(18,714,195)	$—
Securities borrowed	11,135,587	—	11,135,587	(11,021,907)	113,680
Securities received as collateral	3,910,205	—	3,910,205	(3,910,205)	—

Total	$40,836,001	$(7,076,014)	$33,759,987	$(33,646,307)	$113,680

Clear Street Group Inc.

Notes to Consolidated Financial Statements

($ in thousands)	December 31, 2023
	Gross amounts of recognized assets/liabilities(1)	Amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented	Amounts not offset(2)	Net amount
Offsetting of Financial Liabilities:
Securities sold under agreements to repurchase	$24,724,033	$(7,076,015)	$17,648,018	$(17,486,522)	$161,496
Securities loaned	13,176,376	—	13,176,376	(13,041,916)	134,460
Obligation to return collateral	3,910,205	—	3,910,205	(3,910,205)	—

Total	$41,810,614	$(7,076,015)	$34,734,599	$(34,438,643)	$295,956

(1)	Substantially all of the gross carrying amounts of these arrangements are subject to enforceable netting agreements.
(2)

Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20, Balance Sheet—Offsetting, but which provide the Company with the legal right to offset in the event of default. This column also includes the fair value of collateral received or posted subject to enforceable credit support agreements.

Under most collateralized financing agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into collateralized financing transactions to deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2024, and 2023, substantially all of the securities received as collateral were delivered or repledged.

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2024.

($ in thousands)	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$24,759,174	$7,246,198	$403,848	$97,886	$32,507,106
Securities loaned	14,093,853	670,627	41,400	—	14,805,880
Obligation to return securities received as collateral	—	25,317	—	3,445,944	3,471,261

Total	$38,853,027	$7,942,142	$445,248	$3,543,830	$50,784,247

Clear Street Group Inc.

Notes to Consolidated Financial Statements

($ in thousands)	Class of collateral pledged
	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$24,594,242	$116,515	$—	$24,710,757
Equities	—	14,476,567	3,471,261	17,947,828
Corporate debt securities	616,526	212,798	—	829,324
US Agency bonds and notes	7,296,338	—	—	7,296,338

Total	$32,507,106	$14,805,880	$3,471,261	$50,784,247

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2023.

($ in thousands)	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$3,298,905	$20,603,737	$729,446	$91,945	$24,724,033
Securities loaned	13,176,376	—	—	—	13,176,376
Obligation to return securities received as collateral	—	241,994	3,668,211	—	3,910,205

Total	$16,475,281	$20,845,731	$4,397,657	$91,945	$41,810,614

($ in thousands)	Class of collateral pledged
	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$24,548,662	$347,469	$—	$24,896,131
Equities	—	12,404,744	3,779,490	16,184,234
Corporate debt securities	175,371	424,163	130,715	730,249

Total	$24,724,033	$13,176,376	$3,910,205	$41,810,614

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

8. GOODWILL AND INTANGIBLE ASSETS

The following table presents the Company’s goodwill for the years ended December 31, 2024 and 2023:

($ in thousands)	Amount
Goodwill balance at December 31, 2022	$10,132
Additions in 2023	—
Goodwill balance at December 31, 2023	10,132
Additions in 2024	19,014

Goodwill balance at December 31, 2024	$29,146

Clear Street Group Inc.

Notes to Consolidated Financial Statements

During 2024, the Company changed its annual goodwill impairment testing date from December 31st to October 1st—refer to Note 2, Significant Accounting Policies—Change in Accounting Principle. As of October 1, 2024 and December 31, 2023, the Company’s annual impairment test of goodwill was completed at the reporting unit level, and no impairment charges were determined to be necessary.

The Company’s intangible assets consisted of acquired intangible assets related to past business combinations and asset purchases, capitalized software costs, and other at December 31, 2024 and 2023:

($ in thousands)	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Capitalized software	$101,395	$(27,928)	$73,467	3-5
Customer relationships	44,790	(30,849)	13,941	7-12
Acquired developed technology	11,708	(2,246)	9,462	3-5
Trade name	200	(33)	167	1.5
Other	345	(11)	334

Total	$158,438	$(61,067)	$97,371

($ in thousands)	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Capitalized software	$68,762	$(17,469)	$51,293	3-5
Customer relationships	43,090	(24,623)	18,467	7
Acquired developed technology	2,005	(334)	1,671	3
Trade name	680	(680)	—	3
Acquired broker-dealer license	338	—	338	Indefinite
Domain name	125	(26)	99	15

Total	$115,000	$(43,132)	$71,868

Amortization expense relating to finite-lived intangible assets included in amortization of intangibles on the Consolidated Statements of Comprehensive Income (Loss) was $27.3 million and $17.3 million for the years ended December 31, 2024 and 2023, respectively. The total amount charged to expense for amortization and write down of capitalized software in the Consolidated Statements of Comprehensive Income (Loss) was $18.6 million and $9.1 million for the years ended December 31, 2024 and 2023, respectively. The total expense includes impairment charges of $4.5 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively, due to capitalized software assets for projects that were fully abandoned by the Company and consequently had no value.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The weighted average amortization period for the intangible assets acquired during 2024 was as follows:

Asset class	Weighted average amortization period (years)
Customer relationships	12
Developed technology	5
Trade name	1.5

All intangibles acquired	6.2

The Company expects to record amortization expense (excluding capitalized software costs of projects which have not yet been placed into service and the timing of their amortization depends on future developments) as follows over the next five years:

Year	Amount
($ in thousands)
2025	$29,274
2026	26,066
2027	14,912
2028	9,636
2029	4,849

9. BORROWINGS

Revolving Credit Agreements

On February 6, 2019, CS LLC entered into a revolving credit agreement with a related party. The agreement was amended and the maturity extended a few times, lastly until February 6, 2023, upon which CS LLC did not further extend the agreement. Prior to its maturity, the proceeds from the Revolving Line of Credit were used to meet margin requirements associated with the products traded by the Company in the ordinary course, and to finance securities positions purchased as part of the ordinary course broker-dealer activities. The Revolving Line of Credit bore interest at the Federal Funds Rate plus 2.5% per annum. CS LLC’s obligations under the Agreement were unsecured. In connection with the Revolving Line of Credit, the Company did not incur issuance costs.

On December 4, 2020, CS LLC entered into a revolving credit agreement (the “Committed Facility”) with a consortium of banks which has been extended and amended annually. The Committed Facility was amended to $300.0 million in aggregate on December 3, 2022, $315.0 million in aggregate on December 2, 2023, $440.0 million in aggregate on November 12, 2024 and again to $515.0 million in aggregate on December 20, 2024. The Committed Facility consists of five borrowing bases: (i) Borrowing Base A Loan is to be used to finance the purchase and settlement of securities, (ii) Borrowing Base B Loan is to be used to fund margin deposits with the National Securities Clearing Corporation (“NSCC”), (iii) Borrowing Base C Loan is to be used to fund, under certain circumstances, customer withdrawals, (iv) Borrowing Based D Loan includes borrowings to cover Fixed Income Clearing Corporation (“FICC”) mortgage-backed securities (“MBS”) blackout periods, and (v) Borrowing Base E Loan is to fund margin at domestic Futures/Options clearing houses. Outstanding borrowing balances under Base A are collateralized by certain firm and client collateral available to the Company.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The limits and interest rates for each of the Borrowing Bases is shown below:

($ in thousands)	Prior Limit	Current Limit	Interest Rate
Borrowing Base A	$315,000	$515,000	Base + 1.5%
Borrowing Base B	210,000	386,250	Base + 2.5%
Borrowing Base C	210,000	386,250	Base + 2.5%
Borrowing Base D	210,000	386,250	Base + 2.0%
Borrowing Base E	210,000	386,250	Base + 2.0%

In connection with the amendments to the Committed Facility, CS LLC incurred issuance costs of $2.2 million and $1.2 million for the years ended December 31, 2024 and 2023, respectively, which are being amortized over the term of the agreements. Included in Other assets in the Consolidated Statements of Financial Condition at December 31, 2024 and 2023 were $2.0 million and $1.1 million, respectively, representing the unamortized balance of these costs. Recorded in Net interest expense on the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024 and 2023 was $1.3 million and $1.0 million, respectively, representing the amortization of the issuance costs.

The Committed Facility contains customary financial covenants, including affirmative and negative financial and operating covenants, and at December 31, 2024, requires CS LLC to maintain minimum Tangible Net Worth of $487.5 million, minimum Excess Net Capital of $300.0 million, and maximum of Leverage Ratio, adjusted for certain collateralized arrangements, of 13.0 (all these ratios as defined in the agreement). At December 31, 2024 and 2023, and at the date of the filing of this report, CS LLC was in compliance with all of its covenants related to this agreement.

As of December 31, 2024, CS LLC had an uncommitted credit agreement (the “Uncommitted Facility”). The agreement was amended and extended on November 12, 2024, for a total maximum amount of $200.0 million, and consisted of three borrowing bases: (i) Borrowing Base A for Margin Loans used to finance the purchase and settlement of securities and for general working capital purposes at 1.5% plus the bank’s overnight base rate, (ii) Borrowing Base B which is available up to $10.0 million of unsecured overnight loans at the bank’s prime commercial rate as in effect on such day, and (iii) Borrowing Base C which is available up to $150.0 (and up to $150.0 together with the overnight loans) for Clearinghouse Margin Loans used to finance NSCC deposit requirements and OCC excess margin deposits, at the bank’s prime commercial rate as in effect on such day. Loans made under this facility are repayable on demand.

Previously, the agreement had been amended on March 28, 2022, to increase Borrowing Base A to $200.0 million, and Borrowing Base B of $10.0 million to include unsecured overnight loans (“Overnight Loans”) instead of Reserve Account Loans. In addition, the interest rates were changed to 1.5% plus the bank’s overnight rate for Broker Loans, and the bank’s prime commercial rate as in effect on such day for Overnight Loans. In connection with the Uncommitted Facility, the Company did not incur any issuance costs.

The Committed Facility and the Uncommitted Facility include unused commitment fees of 0.50% and 0.125% per annum, respectively, on the average daily unused portion of these facilities which are payable quarterly in arrears. Included in Professional fees, marketing and other expenses for the years ended December 31, 2024 and 2023, were $1.3 million and $1.6 million, respectively, representing unused line of credit fees paid to the bank.

The following summarizes the Company’s revolving lines of credit carrying values and the related unamortized debt issuance costs, where applicable.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

($ in thousands)	December 31, 2024
	Financing Available	Borrowing Outstanding	Deferred Debt Issuance Cost
Revolving Credit Agreement	$515,000	$—	$2,029
Uncommitted Credit Agreement	200,000	—	—

	$715,000	$—	$2,029

($ in thousands)	December 31, 2023
	Financing Available	Borrowing Outstanding	Deferred Debt Issuance Cost
Revolving Credit Agreement	$315,000	$—	$1,132
Uncommitted Credit Agreement	200,000	—	—

	$515,000	$—	$1,132

Notes Payable

The following summarizes the Company’s term borrowing balances outstanding, net of unamortized discount or premium and debt issuance costs, where applicable:

($ in thousands)	December 31, 2024
	Maturity Date	Interest Rate	Outstanding Principal	Deferred Debt Issuance Cost	Outstanding Borrowings, net
2025 Senior Unsecured Notes	September 2025	6.0%	$50,000	$161	$49,839
2026 Senior Unsecured Notes	May 2026	5.875%	60,000	293	59,707
2029 Senior Unsecured Notes	October 2029	8.25%	80,000	1,569	78,431

Total			$190,000	$2,023	$187,977

($ in thousands)	December 31, 2023
	Maturity Date	Interest Rate	Outstanding Principal	Deferred Debt Issuance Cost	Outstanding Borrowings, net
2024 Senior Unsecured Notes	December 2024	6.5%	$25,000	$171	$24,829
2025 Senior Unsecured Notes	September 2025	6.0%	50,000	377	49,623
2026 Senior Unsecured Notes	May 2026	5.875%	60,000	499	59,501

Total			$135,000	$1,047	$133,953

Issuance of 2024 Senior Unsecured Notes

On December 20, 2019, CSH LLC closed on a $25.0 million senior unsecured note offering (the “2024 Notes”). The 2024 Notes matured on December 30, 2024 and had a fixed annual interest rate of 6.5% per annum. The interest rate was contractually dependent on the Company maintaining a minimum credit rating of A- (or equivalent). If the rating of the Company would have been BBB+, BBB, or BBB-, then the interest rate would have increased by a minimum of 0.25% per annum. If the rating

Clear Street Group Inc.

Notes to Consolidated Financial Statements

would have been BB+, BB, or BB- then the interest rate would have increased by a minimum of 0.75% per annum, up to a maximum of 8.5% per annum if the Company would have failed to maintain any rating. The placement agreements related to the 2024 Notes also contained customary financial covenants, including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2024 Notes contained a minimum liquidity covenant requiring that, so long as any of the 2024 Notes were outstanding, the Company was not to declare or pay any cash dividends or cash distributions to any members of the Company unless, at such time, the Company had at least $25.0 million in unrestricted cash and cash equivalents. The Company fully repaid the 2024 Notes upon maturity in December 2024.

In connection with the issuance of the 2024 Notes, the Company incurred issuance costs of $0.9 million, of which $0.2 million were unamortized at December 31, 2023. These deferred issuance costs were amortized over the term of the 2024 Notes and were recorded in Notes payable, net of unamortized issuance costs on the Consolidated Statements of Financial Condition. For the years ended December 31, 2024 and 2023, the Company recorded $0.2 million and $0.2 million, respectively, of amortization included in Interest expense on borrowings on the Consolidated Statements of Comprehensive Income (Loss).

Issuance of 2025 Senior Unsecured Notes

On October 8, 2020, Clear Street Capital LLC (“Clear Street Capital”) issued $50.0 million in aggregate principal amount of senior unsecured notes (the “2025 Notes”). Effective December 31, 2020, CSH LLC assumed the 2025 Notes from Clear Street Capital in conjunction with Clear Street Capital’s merger with and into CSH LLC. The 2025 Notes mature on October 15, 2025, and have a fixed annual interest rate of 6.0% per annum. The interest rate is dependent on the Company maintaining a minimum credit rating of A- (or equivalent). If the rating of the Company is BBB+, BBB, or BBB-, then the interest rate will increase by a minimum of 0.25% per annum. If the rating is BB+, BB, or BB- then the interest rate will increase by a minimum of 0.75% per annum, up to a maximum of 8.0% per annum if the Company fails to maintain any rating. The 2025 Notes purchase agreement related to the 2025 Notes also contains customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2025 Notes contain a minimum liquidity covenant requiring, so long as any of the 2025 Notes are outstanding, the Company will not declare or pay any cash dividends or cash distributions to any members of the Company unless, at such time, the Company shall have at least $25.0 million in unrestricted cash and cash equivalents. Upon a change in control, as defined in the agreement, all holders of the 2025 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus accrued and unpaid interest. The 2025 Notes are redeemable by CSH LLC in an amount not less than $2.5 million in the case of a partial redemption at 100% of the principal amount prepaid, plus accrued but unpaid interest.

In connection with the issuance of the 2025 Notes, the Company incurred issuance costs of $1.1 million, of which $0.2 million and $0.4 million were unamortized at December 31, 2024 and 2023, respectively. These deferred issuance costs are amortized over the term of the 2025 Notes and are recorded in Notes payable, net of unamortized issuance costs on the Consolidated Statements of Financial Condition. For the year ended December 31, 2024 and 2023, the Company recorded $0.2 million and $0.2 million, respectively, of amortization in Interest expense on borrowings on the Consolidated Statements of Comprehensive Income (Loss).

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Issuance of 2026 Senior Unsecured Notes

On May 6, 2021, CSH LLC closed on an additional $60.0 million senior unsecured note offering (the “2026 Notes”). The 2026 Notes mature on May 15, 2026 and have a fixed annual interest rate of 5.875% per annum. The interest rate is dependent on the Company maintaining a minimum credit rating of A- (or equivalent). If the rating of the Company is BBB+, BBB, or BBB-, then the interest rate will increase by a minimum of 0.25% per annum. If the rating is BB+, BB, or BB-, the interest rate will increase by a minimum of 0.75% per annum. If the Company fails to maintain any rating, the interest rate will increase by 2.00%. The placement agreements related to the 2026 Notes also contain customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2026 Notes contain a minimum liquidity covenant requiring, so long as any of the 2026 Notes are outstanding, the Company will not declare or pay any cash dividends or cash distributions to any members of the Company unless, at such time, the Company shall have at least $25.0 million in unrestricted cash and cash equivalents. Upon a change in control, as defined in the agreement, all holders of the 2026 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus accrued and unpaid interest. The 2026 Notes are redeemable by CSH LLC at 100% of the principal amount prepaid, plus accrued but unpaid interest.

In connection with the issuance of the 2026 Notes, the Company incurred issuance costs of $1.0 million, of which $0.3 million and $0.5 million were unamortized at December 31, 2024 and 2023, respectively. These deferred issuance costs are amortized over the term of the 2026 Notes and are recorded in Notes payable, net of unamortized issuance costs on the Consolidated Statements of Financial Condition. For the year ended December 31, 2024 and 2023, the Company recorded $0.2 million and $0.2 million of amortization included in Interest expense on borrowings on the Consolidated Statements of Comprehensive Income (Loss).

Issuance of 2029 Senior Unsecured Notes

On October 23, 2024, CSH LLC closed on a $80.0 million senior unsecured note offering (the “2029 Notes”). The 2029 Notes mature on October 30, 2029 and have a fixed annual interest rate of 8.25% per annum. The interest rate is dependent on the Company maintaining a minimum credit rating of BBB- (or equivalent). If the rating of the Company is BB+ or lower, then the interest rate will increase to 9% per annum. If there is no rating, then the interest rate will increase to 10.25% per annum. CSH LLC may at its option redeem at any time all or part of the Notes, for the outstanding principal and a make-whole premium, as specified in the agreement.

The note placement agreements related to the 2029 Notes also contain customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2029 Notes contain a minimum liquidity covenant requiring, so long as any of the 2029 Notes are outstanding, that CSH LLC will not declare or pay any cash dividends or cash distributions unless, at such time, is has at least $25.0 million in unrestricted cash and cash equivalents. Upon a change in control, as defined in the agreement, all holders of the 2029 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus accrued and unpaid interest. Until October 30, 2026, the 2029 Notes are redeemable for a make-whole payment of 104.125% of the outstanding principal redeemed plus any excess remaining scheduled payments, as defined in the 2029 Notes purchase agreement. Between October 30, 2026, and October 29, 2027, the 2029 Notes are redeemable, in whole or in part, at 104.125% of the outstanding

Clear Street Group Inc.

Notes to Consolidated Financial Statements

principal redeemed, plus accrued but unpaid interest. Between October 30, 2027, and October 29, 2028, the 2029 Notes are redeemable, in whole or in part, at 102.0625% of the outstanding principal redeemed, plus accrued but unpaid interest. After October 29, 2028, the 2029 Notes are redeemable at par, plus accrued but unpaid interest.

In connection with the placement of the 2029 Notes, the Company incurred issuance costs of $1.6 million, of which $1.6 million were unamortized at December 31, 2024. These deferred issuance costs are amortized over the term of the 2029 Notes and are recorded in Notes payable, net of unamortized issuance costs on the Consolidated Statements of Financial Condition. For the year ended December 31, 2024, the Company recorded $0.1 million of amortization included in Interest expense on borrowings on the Consolidated Statements of Comprehensive Income (Loss).

At December 31, 2024, aggregate future required minimum principal payments based on the terms of the term borrowings were as follows:

Year	December 31,
($ in thousands)
2025	$50,000
2026	60,000
2027	—
2028	—
2029	80,000

$190,000

10. TEMPORARY EQUITY, STOCKHOLDERS’ EQUITY AND EARNINGS PER SHARE

Common Stock

The Company has three classes of authorized common stock. The Class A common stock has one vote per share. The Class X and Class Z common stock have ten votes per share. Shares of the Company’s common stock generally vote together as a single class on all matters submitted to a vote of the Company’s stockholders. Class X common stock is not entitled to receive dividends and other distributions.

Issuances of common stock are determined at the discretion of the Company. At December 31, 2024, the total number of shares of all classes of stock which CSG had the authority to issue was 654.9 million shares, including 294.9 million shares of Class A common stock.

On November 8, 2023, the Company redeemed 0.9 million shares of vested Class A common stock from a former Company employee. Related to this redemption, the Company reversed $0.9 million in previously recorded stock-based compensation expense.

During June and July of 2024, the Company redeemed 2.2 million shares of vested Class A common stock from certain of the Company’s employees.

Refer to Note 11, Equity-Based Compensation, for additional information regarding the Company’s equity-based compensation plan.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Refer to Note 1, Organization and Description of Business—Corporate Simplification, for a description of the shareholder exchange transaction that resulted in the termination of the Company’s Up-C structure.

Redeemable Preferred Stock

Series A Preferred Stock

In October 2021, the Company issued 1,400,000 shares of a fixed rate reset perpetual cumulative Series A preferred stock (“Series A Preferred Stock”), for aggregate consideration of $35.0 million. In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock then outstanding are entitled to receive an amount per share equal to the sum of $25.00 per share, plus all then accrued and unpaid dividends, prior to any payment on the Company’s Series B Preferred Stock or common stock. The holders of shares of the Series A Preferred Stock have the right to elect two directors of the Company whenever dividends on the Series A Preferred Stock are in arrears for six or more Dividend Payments Dates (as defined below) and the right to a separate 2/3 vote of the Series A Preferred Stock on amendments to the Company’s certificate of incorporation that would materially adversely affect the powers, preferences, privileges, or rights of the Series A Preferred Stock. The Series A Preferred Stock have the right to vote together with other classes of the Company’s voting stock on all other matters on which stockholders generally are entitled to vote.

The holders of Series A Preferred Stock are entitled to receive dividends quarterly, commencing on January 30, 2022, (“Dividend Payment Date”) at a rate of 7.0% from the date of issuance up to, but excluding October 30, 2026 (“First Reset Date”) and thereafter, at the rate equal to the sum of the five-year treasury rate as of the most recent reset date (i.e., each date falling on the fifth anniversary of the preceding reset date) and 6.0% during each Reset Period from, and including the First Reset Date.

The Company, at its option, may redeem the Series A Preferred Stock, in whole or in part, on any Dividend Payment Date on or after the First Reset Date for $25.00 per share plus accrued but unpaid dividends, whether declared or not. Additionally, in the event of a change in control of the Company or CSH LLC prior to the First Reset Date, the Company will have the right to redeem the Series A Preferred Stock at a price of $25.50 per share plus accrued and unpaid dividends. The Series A Preferred Stock is not convertible.

Upon issuance, the Series A Preferred Stock were classified in permanent equity. However, following the Markets Business transaction (See Note 18, Discontinued Operations) the Company’s controlling shareholder became a holder of 4.9 million of Series B-1 Preferred Stock. As a result, all classes of preferred stock of the Company were reclassified from permanent equity to temporary equity, as they could become redeemable upon deemed liquidation events, which are no longer considered to be within the control of the Company. Since the Series A Preferred Stock will become redeemable by the Company after the first Reset Date, the Company accretes the changes in the redemption value using an effective interest method over the period from the date of reclassification to the earliest redemption date.

During October 2024, the Company mutually agreed with holders of 0.4 million Series A Preferred Stock to redeem them for total proceeds of $11.0 million.

For the years ended December 31, 2024 and 2023, the Company declared and paid $2.5 million and $2.5 million, respectively, in dividends to the holders of Series A Preferred Stock.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Series B Preferred Stock

As of December 31, 2024, the Company was authorized to issue 97.9 million shares of Series B Preferred Stock, in two series, with a par value of $0.00001 per share (“Series B Preferred Stock”). In the event of a liquidation, dissolution or winding up of the Company, the Series B Preferred Stock then outstanding takes precedence over the Company’s common stock with respect to the payment of dividends and the distribution of assets, but is subordinated to the Series A Preferred Stock. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event.

The Series B Preferred Stock initially converts 1:1 to common stock at any time at the option of the Holders, subject to anti-dilution adjustments. Each share of Series B Preferred Stock will automatically convert into the Company’s common stock at the then applicable conversion rate (i) in the event of a firm commitment underwritten public offering with net proceeds to the Company of not less than $100 million, or (ii) upon the written consent of the Holders.

Dividends will be paid on the Series B Preferred Stock on an as-converted basis when, as, and if paid on the common stock. Upon the initial closing of the sale of Series B Preferred Stock in April 2022, the Board of Directors of the Company included two directors who were designated by the VC Firm that was the lead investor in the Series B Preferred Stock issuance.

In 2023, the Company issued Series B-1 Preferred Stock for an aggregate amount of $521.3 million, with the VC Firm as the lead investor. In connection with the placement of the Series B-1 Preferred Stock, the Company incurred issuance costs of $4.8 million during 2023. In connection with its investment in the Company, in December 2023 the VC Firm was also granted a right to purchase up to an aggregate of 12.0 million additional shares of the Company’s Series B-1 Preferred Stock at $8.35 per share for a total exercise price of $100.0 million during the subsequent 12 months (the “VC Firm Right to Purchase”).

On December 27, 2024, the VC Firm exercised the VC Firm Right to Purchase an aggregate of 2.4 million additional shares of the Company’s Series B-1 Preferred Stock at $8.35 per share for a total exercise price of $20.0 million. The Company also agreed to extend the term of the VC Firm Right to Purchase with respect to the remaining $80.0 million for an additional 12 months. In connection with the VC Firm’s exercise, the Company incurred issuance costs of $0.5 million during 2024.

Upon issuance, the Series B preferred stock were classified in permanent equity. However, following the Markets Business transaction (See Note 18, Discontinued Operations) the Company’s controlling shareholder became a holder of 4.9 million of Series B-1 Preferred Stock. As a result, all classes of preferred stock of the Company are considered contingently redeemable, as they are redeemable upon deemed liquidation events, which are no longer considered to be within the control of the Company. Accordingly, all classes of preferred stock were reclassified from permanent equity to temporary equity on the Company’s Consolidated Statement of Financial Condition.

In a deemed liquidation event, the Series B-1 Preferred Stock are redeemable for the higher of (i) the original issue price ($8.35 per share of Series B-1 Preferred Stock, $5.79 per share of Series B-2 Preferred stock), subject to certain adjustments and (ii) an amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such deemed liquidation event, subject to certain adjustments.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The redemption provisions are not currently considered probable, as a deemed liquidation event is not considered likely to occur. Therefore, the Series B Preferred Stock amounts included in temporary equity are not subsequently adjusted.

The VC Firm Right to Purchase was initially recognized in equity, as the ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), criteria to classify a financial instrument other than an outstanding share as a liability were assessed, as required, at inception of the instrument, and were found to not require classification as a liability. Since the VC Firm Right to Purchase is not a mandatorily redeemable instrument, the Company made an accounting policy election not to subsequently reassess whether the instrument should be classified as an asset or liability under ASC 480. ASC 815-40 requires an issuer to reassess equity contracts at each balance sheet date, and according to management’s reassessment until the term extension described below, the VC Firm Right to Purchase continued to meet all the criteria to be classified in equity. In addition, freestanding derivative instruments that are classified in stockholders’ equity pursuant to Subtopic 815-40 are not subject to the redeemable equity guidance.

On December 27, 2024, the Company extended the term of the remaining unexercised VC Firm’s Right to Purchase to December 31, 2025. The extension was required to be accounted for as an extinguishment and re-issuance of the instrument, which necessitated a reassessment of its classification.

Upon reassessment, the modified VC Firm Right to Purchase was determined to be classified as a liability under ASC 480 as of the modification date, since it was deemed to be an instrument settled with another instrument that ultimately may require settlement by a transfer of assets. Accordingly, the Company reclassified the instrument at its fair value from equity to Warrant liability on the Consolidated Statement of Financial Condition. The incremental fair value created by the modification was recognized as a deemed dividend to Retained Earnings. The liability is subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

The following tables set forth a summary of the Company’s preferred stock outstanding at December 31, 2024 and 2023.

December 31, 2024
($ in thousands, except share data)	Shares Authorized to be Issued	Shares Issued and Outstanding	Carrying Value in Temporary Equity, Net of Issuance Cost	Issue Date	Earliest Redemption / Conversion Date	Dividend Rate in Effect	Aggregate liquidation preference
Series A	1,400,000	960,000	$23,507	10/20/21	10/30/26	7.0%	$24,000
Series B-1	95,466,593	84,688,150	699,963	4/13/22 - 12/27/24	At any time	—	707,146
Series B-2	2,406,757	2,406,757	18,412	4/25/22	At any time	—	13,935

Total	99,273,350	88,054,907	$741,882

December 31, 2023
($ in thousands, except share data)	Shares Authorized to be Issued	Shares Issued and Outstanding	Carrying Value in Shareholder’s Equity, Net of Issuance Cost	Issue Date	Earliest Redemption / Conversion Date	Dividend Rate in Effect	Aggregate liquidation preference
Series A	1,400,000	1,400,000	$33,870	10/20/21	10/30/26	7.0%	$35,000
Series B-1	95,466,593	82,292,940	680,435	4/13/22 - 12/31/23	At any time	—	687,146
Series B-2	2,406,757	2,406,757	18,412	4/13/22	At any time	—	13,935

Total	99,273,350	86,099,697	$732,717

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Noncontrolling Interest

During the years ended December 31, 2024 and 2023, the Company had an Up-C structure, where the controlling shareholder of the Company held direct ownership interests in CSH LLC. During such periods, a related party also held a preferred interest in CSH LLC. These interests were recorded on the balance sheet as noncontrolling interest and redeemable noncontrolling interest, respectively.

The redeemable preferred noncontrolling interest accrued interest at the Fed Fund rate plus 3.5% per annum starting from March 1, 2023 (Fed Fund rate plus 5% per annum until that date), and is recorded at the redemption value, which includes the interest accrued. The holder of the redeemable preferred interest had the right to require the Company to distribute the outstanding amount of preferred interest, which the Company could defer under certain circumstances. Since the redeemable preferred noncontrolling interest is currently redeemable, it is adjusted to its redemption amount at each balance sheet date. The preferred interest was fully redeemed as of December 16, 2024.

Shareholder Exchange Transaction—Termination of the Up-C Structure

On December 31, 2024, the Company’s controlling shareholder (which was also the noncontrolling interest holder in CSH LLC) exercised its right to exchange its direct ownership interest in CSH LLC for shares in the Company. This exchange simplified the Company’s corporate structure by eliminating its Up-C structure and converting it to a more traditional structure whereby all stockholders hold their voting and economic interests directly through CSG.

Refer to Note 1, Organization and Description of Business—Corporate Simplification for more details.

Earnings Per Share

Basic earnings per share is calculated utilizing net income available for common stockholders divided by the weighted average number of shares of Class A and Class Z common stock outstanding for that period.

The computation for the earnings per share is presented below (in thousands, except for per share data):

	Years Ended December 31,
	2024	2023
Numerator
Net income (loss) from continuing operations	$81,086	$(23,866)
Less: Net income (loss) from continuing operations attributable to noncontrolling interest	41,419	(24,370)
Less: Net income from continuing operations attributable to redeemable noncontrolling interest	3,493	7,578
Less: dividends on Series A preferred stock	2,450	2,450
Less: accretion on Series A preferred stock	637	—
Less: deemed dividend on reclassification to warrant liability	44,072	—

Clear Street Group Inc.

Notes to Consolidated Financial Statements

	Years Ended December 31,
	2024	2023
Net loss from continuing operations attributable to Clear Street Group Inc. shareholders for basic and diluted EPS	$(10,985)	$(9,524)
Net income from discontinued operations, net of taxes	$8,042	$6,032
Less: Net income from discontinued operations attributable to noncontrolling interest	4,838	3,981

Net income from discontinued operations attributable to Clear Street Group Inc. shareholders	$3,204	$2,051
Denominator:
Weighted average shares of common stock outstanding—basic
Class A	30,658	32,514
Class Z	308	—

	30,966	32,514
Earnings (loss) per share attributable to Class A and Class Z common shares:
Basic and diluted loss per share from continuing operations	$(0.35)	$(0.29)
Basic and diluted earnings per share from discontinued operations	0.10	0.06

Basic and diluted loss per share attributable to stockholders	$(0.25)	$(0.23)

At December 31, 2024, the following instruments were excluded from the computation of diluted earnings (loss) per share, as their effect would have been anti-dilutive: 26.6 million unvested RSUs, employees’ options to purchase 9.0 million shares of Class A common stock, 87.1 million of Series B convertible Preferred Stock, the VC Firm Right to purchase 9.6 million of Series B Preferred Stock, and 0.4 million unvested shares issued in the T3 transaction.

At December 31, 2023, the following instruments were excluded from the computation of diluted earnings (loss) per share as their effect would have been anti-dilutive: 20.7 million unvested RSUs, employees’ options to purchase 3.5 million shares of Class A common stock, 84.7 million of Series B convertible Preferred Stock, the VC Firm Right to purchase 12.0 million of Series B preferred Stock and redeemable preferred noncontrolling interest convertible to 7.5 million Series B convertible Preferred Stock.

The Class X common stock is non-economic and represents voting rights only; therefore, it is not considered in the calculation of basic or diluted loss per share.

11. EQUITY-BASED COMPENSATION

2021 Stock Incentive Plan

On March 18, 2021, the Company’s board of directors and stockholders approved the adoption of the Clear Street Group Inc. 2021 Stock Incentive Plan (as later amended and restated, the “2021 Stock

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Incentive Plan”) which provided a framework for the issuance of stock option awards and restricted stock unit awards (“RSUs”) in CSG.

The Company grants RSUs and stock option awards pursuant to the 2021 Stock Incentive Plan for the purpose of retaining the services of certain employees, board members, and consultants of CSG (collectively, the “Participants”). The RSU and stock option awards relate to shares of Class A common stock in CSG. The RSUs time-vest in tranches over certain time periods (most commonly 4 years), as dictated in the RSU and Stock Option Issuance Agreements between the Company and each Participant. In addition to the service vesting condition, the RSUs and the vast majority of the stock options also contain a performance vesting condition, which requires a liquidity event to occur in order for the time-vested RSUs and stock options to fully vest. The performance condition was not deemed probable at any point from inception of the 2021 Stock Incentive Plan. Accordingly, no compensation expenses have been recognized for these awards for the years ended December 31, 2024 and 2023.

The fair value of each RSU is estimated on the grant date based on valuations of the Company’s share price performed periodically. Forfeitures are recognized as they occur. On December 31, 2024, the Company used the Hybrid Valuation Model to estimate the fair value of RSUs to be $11.15 per share, which represents an increase in value when compared to the fair value of $6.20 on December 31, 2023. 7.8 million and 7.8 million RSUs were granted to employees in the years ended December 31, 2024 and 2023, respectively, however the valuations are performed at specific points in time. Therefore, the fair market value of the grants on the grant dates was determined by interpolating between the common stock values derived from periodic independent third-party valuations, using an approach that considered the Company’s operating performance and prevailing market multiples of comparable companies during the intervening periods.

The Hybrid Valuation Model assumptions for determining the fair value of the RSUs in the years ended December 31, 2024 and 2023, were as follows:

Years Ended December 31,	2024	2023
Expected term (in years)	2.00 - 2.50	2.00 - 2.50

Expected volatility	39.0% - 42.5%	46.5% - 52.0%

Expected dividend yield	0%	0%

Risk-free interest rate	4.25% - 4.48%	4.06% - 4.12%

Discount for lack of marketability	13.0% - 23.0%	14.0% - 22.0%

Other Stock Based Compensation Expenses

On April 15 2024, CSH LLC acquired certain customer contracts from T3 Trading Group LLC (“T3”) for purchase consideration paid at the closing of the transaction, along with milestone proceeds to be paid when specified revenue targets related to the customer contracts were met. As the transaction consideration had a continued employment requirement by the founder of T3, the transaction was accounted for as a compensatory arrangement. The closing purchase consideration and milestone proceeds consisted of both cash consideration and stock awards that were deemed to be equity classified. As of the transaction date, the milestone was probable of being achieved. The closing purchase consideration of $5.0 million in cash and 0.4 million Class A common stock with a grant date fair value of $2.4 million, and the milestone proceeds of $3.25 million in cash and 0.6 million

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Class A common stock with a grant date fair value of $3.7 million, are recognized over the requisite service periods, 6 months and 24 months, respectively, starting from the date of the transaction.

Equity Compensation Awards Activity

Stock Options

Pursuant to the 2021 Stock Incentive Plan as described above, stock options to purchase shares of Class A common stock in CSG (“Stock Option”) were granted. Each Stock Option time-vests in tranches over certain time periods (most commonly over a 4-year period), as dictated in the Stock Option Agreement with each participant, and expires no later than 10 years from the date of grant. The vast majority of the Stock Options also contain a performance vesting condition, which requires a liquidity event to occur in order for the time-vested Stock Options to fully vest.

The following table summarizes activity related to Stock Options for the years ended December 31, 2024 and December 31, 2023:

	Options Outstanding				Options Exercisable
	Number of Units	Weighted Average Grant Date Fair Value/ Unit	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Number of Stock Options	Weighted Average Exercise Price per Share
Stock Options
At December 31, 2022	325,000	$1.27	$8.35	7.70	26,562	$8.35
Granted	3,666,346	$1.64	$8.35	8.54	—	—
Exercised	—	—	—	—	—	—
Forfeited	(444,429)	$1.51	$8.35	—	—	—

At December 31, 2023	3,546,917	$1.63	$8.35	8.54	45,312	$8.35

Granted	5,930,170	$2.87	$8.35	9.57	—	—
Exercised	—	—	—	—	—	—
Forfeited	(481,373)	$1.86	$8.35	—	—	—

At December 31, 2024	8,995,714	$2.35	$8.35	9.16	82,394	$8.35

The fair value of the Stock Option grants in 2024 and 2023 was determined using a Black-Scholes option pricing model. On December 31, 2024, the Company used a Black-Scholes option pricing model to estimate the fair value of Stock Options to be $5.55 per option, which represents an increase in value when compared to the fair value of $1.91 on December 31, 2023. 5.9 million and 3.7 million Stock Options were granted to employees in the years ended December 31, 2024 and 2023, respectively, however the valuations are performed at specific points in time. Therefore, the fair market value of the grants on the grant dates was determined by using straight-line interpolation between the common stock values derived from periodic independent third-party valuations.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The option pricing model assumptions for determining the fair value of the Stock Options in the years ended December 31, 2024 and 2023, were as follows:

Years Ended December 31,	2024	2023
Expected term (in years)	4.00	4.00

Expected volatility	44.3%	45.8%

Expected dividend yield	0%	0%

Risk-free interest rate	4.33%	3.93%

Restricted Stock Units

The following is a summary of the RSUs’ activity for the years ended December 31, 2024 and 2023:

	Number of Units	Weighted Average Grant Date Fair Value/ Unit
RSUs
Outstanding at January 1, 2023	14,458,215	$5.39
Granted	7,824,146	$5.49
Repurchased	—	—
Forfeited	(1,611,185)	$5.50

Outstanding at December 31, 2023	20,671,176	$5.42

Granted	7,802,538	$7.36
Repurchased	—	—
Forfeited	(1,861,537)	$5.61

Outstanding at December 31, 2024	26,612,177	$5.98

All of the RSUs granted are non-vested as of December 31, 2024, since they only become vested upon a liquidity event of the Company.

Equity-Based Compensation Expense

For the years ended December 31, 2024 and 2023, the Company recognized no compensation expense related to the RSUs and Stock Options. No compensation expense will be recognized until a liquidity event is probable, at which time the Company will recognize a cumulative catch up of equity-based compensation expense equal to the portion of RSUs and Stock Options that are fully time-vested. As of December 31, 2024 and 2023, there were $164.1 million and $108.6 million of unrecognized compensation expense, respectively.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

12. NET REVENUES

The following table presents the revenue of the Company disaggregated by type, as described in Note 2, Significant Accounting Policies, for the years ended December 31, 2024 and 2023:

($ in thousands)	Years Ended December 31, 2024
	Net interest	Fair value through profit or loss	Services	Total
Net financing revenues
Customer margin financing	$52,173	$396,401	$—	$448,574
Collateralized financing	(143,918)	—	—	(143,918)
Financing trades	—	7,385	—	7,385
Other financing	13,663	—	—	13,663

Total net financing revenues	$(78,082)	$403,786	$—	$325,704

Transaction revenues, net
Commission and clearing income	—	—	93,880	93,880
Other fee income	—	—	27,302	27,302
Investment banking income	—	—	15,516	15,516

Total transaction revenues, net	—	—	136,698	136,698

Other revenues	—	—	1,207	1,207

Total other revenues	—	—	1,207	1,207

Total revenues	$(78,082)	$403,786	$137,905	$463,609

($ in thousands)	Years Ended December 31, 2023
	Net interest	Fair value through profit or loss	Services	Total
Net financing revenues
Customer margin financing	$54,207	$602	$—	$54,809
Collateralized financing	(41,623)	—	—	(41,623)
Financing trades	—	78,397	—	78,397
Other financing	9,352	—	—	9,352

Total net financing revenues	$21,936	$78,999	$—	$100,935

Transaction revenues, net
Commission and clearing income	—	—	63,310	63,310
Other fee income	—	—	29,457	29,457
Investment banking income	—	—	952	952

Total transaction revenues, net	—	—	93,719	93,719

Other revenues	—	—	1,137	1,137

Total other revenues	—	—	1,137	1,137

Total revenues	$21,936	$78,999	$94,856	$195,791

Clear Street Group Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024, investment banking revenues consisted of $7.7 million of underwriting revenue and $7.8 million of M&A advisory revenue. For the year ended on December 31, 2023, investment banking revenue consisted of $1.0 million of M&A advisory revenue.

For the year ended December 31, 2024, Net financing revenues include net gains of $2,479.2 million from financing trades in equity securities (including $23.8 million of dividend income and $36.4 million of dividend expense), a net loss of $(2,079.4) million from derivative assets and liabilities (see Note 6, Derivative Instruments), and net gain of $4.0 million from financing trades in fixed income securities, which is included in Fair value through profit or loss in the table above.

Net financing revenues also include interest income of $2,153.4 million and interest expense of $2,297.4 million from collateralized financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $139.0 million income and $86.9 million expense from customer margin financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $17.1 million income and $3.5 million expense from other financing, and the net amount is included in Net interest in the table above.

For the year ended on December 31, 2023, Net financing revenues include net gains of $75.1 million from financing trades in equity securities (including $21.7 million of dividend income and $37.7 million of dividend expense), and a net gain of $3.2 million from financing trades in derivative assets and liabilities, which is included in Fair value through profit or loss in the table above.

Net financing revenues also include interest income of $1,665.5 million and interest expense of $1,707.2 million from collateralized financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $55.4 million income and $10.1 million expense from customer margin financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $9.5 million income and less than $0.1 million expense from other financing, and the net amount is included in Net interest in the table above.

13. INCOME TAXES

The Company files income tax returns in the U.S. federal as well as certain U.S. state and local and non-U.S. jurisdictions.

The Company had total pretax income (loss) from continuing operations of $91.7 million and $(24.5) million for the years ended December 31, 2024 and 2023, respectively.

The Company had pretax income (loss) from domestic operations of $98.0 million and $(21.0) million for the years ended December 31, 2024 and 2023, respectively. The Company had pretax income (loss) from foreign operations of $(6.3) million and $(3.5) million for the years ended December 31, 2024 and 2023, respectively.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The following table reflects the components of income tax expense/(benefit) from continuing operations included in the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024 and 2023.

	Years Ended December 31,
($ in thousands)	2024	2023
Current income tax expense / (benefit)
U.S. federal	$13,654	$(21)
U.S. state and local	3,849	(8)
Non-U.S.	40	—

Total current income tax expense / (benefit)	$17,543	$(29)

Deferred income tax expense / (benefit)
U.S. federal	$(6,045)	$(508)
U.S. state and local	(880)	(177)
Non-U.S.	—	—

Total deferred income tax expense / (benefit)	(6,925)	(685)

Total income tax expense / (benefit)	$10,618	$(714)

For the years ended December 31, 2024 and 2023, the Company recorded income tax expense (benefit) of $10.6 million and $(0.7) million, respectively, in Income (loss) from continuing operations in its Consolidated Statements of Comprehensive Income (Loss). For the years ended December 31, 2024 and 2023, the Company recorded income tax expense (benefit) of $1.2 million and $0.7 million, respectively, in Net income from discontinued operations.

At December 31, 2024 and 2023, the Company had a net income tax payable of $8.4 million and net income tax receivable of $0.9 million, respectively, which were included in Income tax liabilities and Other assets, respectively, in the Consolidated Statements of Financial Condition.

The difference between the Company’s statutory U.S. federal income tax rate and the effective tax rate is primarily attributable to the benefit related to the tax effect of noncontrolling interest partially offset by the provision of state and local taxes. The following table presents a reconciliation of the applicable statutory U.S. federal income tax rate to the effective tax rate.

Years Ended December 31,	2024	2023
Statutory U.S. federal tax rate	21.0%	21.0%
Increase/(decrease) in tax rate resulting from:
U.S. state and local taxes, net of U.S. federal income tax benefit	2.0%	0.8%
Noncontrolling interests	(11.3%)	(12.0%)
Valuation allowance	1.8%	(3.6%)
Tax credit	(1.1%)	0.0%
Return to provision adjustment	(1.3%)	(3.8%)
Other	0.5%	0.6%

Effective tax rate	11.6%	3.0%

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Significant components of the Company’s deferred tax asset and liability consisted of the following:

	Years Ended December 31,
($ in thousands)	2024	2023
Deferred tax asset
Basis difference of investment	$—	$1,306
Research & experimentation expense amortization	5,558	—
Net operating loss carryforwards	2,622	975
Deferred compensation	1,410	—
Depreciation and amortization	5,002	—
Accrued expenses and other	4,687	—

Total deferred tax asset	$19,279	$2,281
Valuation allowance	(2,622)	(975)

Deferred tax asset, net of valuation allowance	$16,657	$1,306
Deferred tax liability
Depreciation and amortization	—	—
Total deferred tax liability	—	—

Net deferred tax asset	$16,657	$1,306

In connection with the shareholder exchange transaction, CSH LLC terminated as a partnership and became a wholly owned disregarded entity of the Company. As a result, the effects of noncontrolling interest will no longer apply as all of the earnings of CSH LLC will be taxable to CSG. The transaction resulted in a revaluation of the Company’s deferred tax assets and liabilities based on the changes from the net difference between the tax bases and financial reported amounts of CSG’s share of investment in CSH LLC to the net difference between the tax bases and reported amounts of the Company’s underlying assets and liabilities. As a result, a revaluation adjustment of $8.4 million as an increase to deferred tax asset was recorded at December 31, 2024.

As of December 31, 2024, the Company had tax-effected net operating loss carry forwards (“NOLs”) in non-U.S. jurisdictions of approximately $2.6 million. These losses, if unused, can be carried forward indefinitely. Due to limited operational history, a full valuation allowance has been recorded against the NOLs.

The Company’s tax returns are subject to routine examination by the Internal Revenue Service (“IRS”) and by tax authorities in various state and local and foreign jurisdictions. CSG, generally, remains open for examination beginning with the tax year ended December 31, 2021 and is no longer subject to examination for tax years prior to 2021.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits were as follows:

	Years Ended December 31,
($ in thousands)	2024	2023
Beginning balance of unrecognized tax benefit	$—	$—
Gross increases for prior year tax positions	129	—
Gross decreases for prior year tax positions		—
Gross increases for current year tax positions	221	—
Gross decreases for current year tax positions	—	—
Decreases relating to settlements with taxing authorities	—	—
Reductions resulting from a lapse of the applicable statute of limitations	—	—

Ending balance of unrecognized tax benefits	$350	$—

Interest and penalties related to uncertain tax positions are recognized as a component of income tax expense or benefit in the Consolidated Statements of Comprehensive Income (Loss). Accrued interest and penalties are included within Income tax liabilities on the Consolidated Statements of Financial Condition.

As of December 31, 2024, the Company recorded $0.1 million of interest and penalties related to uncertain tax positions. As of December 31, 2023, no unrecognized tax benefits and/or related interest and penalties were recorded. Of the balance at December 31, 2024 and December 31, 2023, approximately $0.3 million and $- million respectively, represents the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in future years. The Company does not believe that the amounts of unrecognized tax benefits will materially change within the next twelve months.

14. RISKS AND UNCERTAINTIES

The Company’s activities expose it to a number of financial risks, including market risk and credit risk. The Company seeks to manage its financial risks using various mitigating controls.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise primarily from equity price risk and changes in interest rates.

Equity Price Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Financial Statements at December 31, 2024 and 2023 at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to year-end.

With regards to its security-based swaps, it is the Company’s policy to mitigate its market risk exposure on security-based swaps through the purchase or sale of the corresponding underlying

Clear Street Group Inc.

Notes to Consolidated Financial Statements

securities. As a result, the Company is not exposed to material market risk on its security-based swaps, other than the potential operational or trading errors that may occur. The Company monitors its exposures daily to ensure that open positions remain appropriately hedged. For the years ended on December 31, 2024 and 2023, the Company recognized a net trading gain (loss) of less than $(0.1) million and less than $0.1 million, respectively, related to its net exposure to security-based swaps.

In connection with its security-based swap dealer activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and other instruments used for funding or additional hedges to mitigate the risk related to extreme adverse market moves. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder.

The Company may enter into underwriting commitments and, as a result, be subject to market risk on any committed but unsold shares issued in the offerings. The Company manages its risk exposure by limiting its participation, limiting the transaction size or through a syndication process.

Interest Rate Risk

The Company’s exposure to changes in interest rates primarily relates to its Net financing revenues earned on interest-bearing client and counterparty balances. Net financing revenues are determined by various factors such as the distribution and composition of interest-bearing balances and the spread earned on financing transactions. Because both the rates charged to clients or counterparties balances and the rates at which these balances are funded are generally indexed to the same reference rate, such as the Overnight Bank Funding Rate, increases or decreases in interest rates are not expected to proportionally increase or decrease the Company’s Net financing revenues.

The Company also has exposure to changes in interest rates related to its variable-rate revolving credit agreement (refer to Note 9, Borrowings—Revolving Credit Agreements).

Credit Risk

The Company is engaged in various trading, brokerage, FCM clearing and security-based swap dealer activities servicing a diverse group of entities. The Company’s transactions are collateralized and are primarily executed with and on behalf of brokers-dealers, banks, pension plans, governments, mutual funds, hedge funds and other financial institutions. A substantial portion of the Company’s security-based swaps transactions are executed with and on behalf of 40 Act Funds. The Company is exposed to credit risk in the event a counterparty fails to meet its contractual obligations. The majority of the Company’s concentration of its credit exposures are with customers, broker-dealers and other financial institutions located in the United States. The Company does not anticipate non-performance by customers or counterparties. If parties to the financial instruments that make up the concentration failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value to the entity, the maximum amount of loss due to credit risk is approximately the same as the total carrying amount of the financial instruments.

With regards to its security-based swap dealer activity, the Company’s exposure to credit risk associated with the non-performance of counterparties can be directly impacted by volatile securities

Clear Street Group Inc.

Notes to Consolidated Financial Statements

markets or regulatory changes, which may impair the counterparties’ ability to satisfy their obligation to the Company. The Company does not anticipate non-performance by the counterparties in the situation described.

The Company also conducts futures and options on futures contract transactions for its clients. The purchase and sale of futures contracts requires margin deposits with an FCM. The Commodity Exchange Act requires an FCM to segregate all client transactions and assets from the FCM’s proprietary activities. A client’s cash and other equity deposited with an FCM are considered commingled with all other client funds subject to the FCM’s segregation requirements. In the event of an FCM’s insolvency, recovery may be limited to the Company’s pro rata share of segregated client funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

The credit risk team, an independent function of the Company, is tasked with minimizing credit risk from the Company’s various trading, brokerage and security-based swap dealer activities. The Company’s process for managing credit risk includes the evaluation of likelihood that a counterparty defaults on its payments and obligations; assignment of internal credit ratings to all active counterparties; approval of extensions of credit and establishment of credit limits; measurement, monitoring and management of the Company’s current and potential future credit exposures; setting credit terms in legal documentation including margin terms; use of appropriate credit risk mitigants including netting; collateral and hedging; and active communication and co-operation with various stakeholders such as Trading units, Operations, Legal, Compliance and Finance.

Refer to Note 2, Significant Accounting Policies—Allowance for Credit Losses for additional information.

Off-Balance Sheet Risk

In the ordinary course of business, the Company enters into various types of off-balance sheet arrangements. The Company may be exposed to a risk of loss not reflected in the Consolidated Financial Statements when it extends credit that is collateralized by cash and securities in the customers’ accounts. This may expose the Company to significant off-balance sheet risk in the event margin requirements are insufficient to fully cover losses that clients may incur and those clients fail to satisfy their obligations. The majority of the Company’s transactions with off-balance sheet risk are short-term in duration.

With regards to the futures and options on futures contract transactions that the Company conducts for its clients, the client commodities activities are transacted either on a cash or on a margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients’ accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin deposits are not sufficient to fully cover losses that clients may incur. In the event margin deposits are not sufficient to satisfy the Company’s obligations, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client’s obligation.

Additionally, in the ordinary course of business, the Company purchases and sells securities and derivative financial instruments. If a party to a transaction fails to fulfill its contractual obligations, the Company may incur a loss if the market value of the security is different from the contract amount of

Clear Street Group Inc.

Notes to Consolidated Financial Statements

the transaction. The majority of the Company’s transactions with off-balance sheet risk are short-term in duration.

15. COMMITMENTS AND CONTINGENCIES

The nature of the Company’s business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business.

At December 31, 2024, there were no unasserted claims or assessments that the Company is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company’s financial condition.

The Company’s regulated subsidiaries are also involved, from time to time, in reviews, examinations, and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding their businesses, operations, reporting or other matters, which may result in judgments, settlements, fines, penalties, injunctions, enhanced oversight, remediation, or other relief.

16. LEASES

The Company’s leases portfolio consists of office space (real estate), which are all classified as operating leases. At December 31, 2024 and 2023, the weighted-average remaining lease terms are 5.7 years and 6.5 years, respectively. At December 31, 2024 and 2023, the weighted-average discount rate used to measure the lease liabilities is 7.0% and 6.9%, respectively.

Included in Professional fees, marketing and other expenses was rent expense of $4.5 million and $4.0 million for the years ended December 31, 2024 and 2023, respectively. Short-term rent expense was $0.6 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2023, the Company terminated an existing sub-lease as the sub-lessor went into bankruptcy and then entered into a new lease with the landlord of the same office space over the same remaining term. Related to this termination, the Company recorded a $1.8 million gain.

Future minimum lease payments under operating leases with non-cancelable lease terms, at December 31, 2024, are as follows:

($ in thousands)	Commitment
2025	$3,691
2026	3,769
2027	3,828
2028	3,504
2029 and thereafter	7,066

Total future minimum lease payments	$21,858
Less imputed interest	4,009

Total operating lease liabilities	$17,849

Cash payments included in the measurement of the leases were $3.3 million and $2.9 million for the twelve months ended December 31, 2024 and 2023, respectively.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

17. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company may engage in transactions with a controlling shareholder or its subsidiaries, with its directors and officers or with other related parties.

The Company through its subsidiary CS LLC provides clearing and execution services to affiliated entities under common control and other related parties. For the year ended on December 31, 2024, the Company earned Transaction revenues of $0.2 million and Net financing revenues of $(0.5) million. For the year ended December 31, 2023, the Company earned Transaction revenues of $2.0 million and Net financing revenues of $(0.2) million.

At December 31, 2024, the Company had recorded in the Consolidated Statement of Financial Condition $49.1 million in Receivable from customers, $1.6 million in Receivable from broker-dealers and clearing organizations, and $0.8 million in Payable to customers from transactions with these related parties. At December 31, 2023, the Company had recorded $79.1 million in Payable to customers to these related parties.

The Company also receives various services from related parties. For the year ended on December 31, 2024, the Company incurred Professional fees, marketing and other expenses of $1.6 million from transactions with these related parties. For the year ended December 31, 2023, the Company incurred Professional fees and other expenses of $1.2 million from transactions with these related parties.

At December 31, 2024, the Company had recorded in the Consolidated Statement of Financial Condition a payable of $7.8 million in Accounts payable and accrued liabilities for an unpaid tax distribution to a shareholder that was paid on February 2025.

See also Note 18, Discontinued Operations for a description of the Markets Business transaction.

18. DISCONTINUED OPERATIONS

Effective March 31, 2024 (“Effective Date”), the Company’s controlling shareholder (the “Acquirer”) acquired 100% of the common membership interests in two CSG subsidiaries, Clear Street Markets LLC and Clear Street Investments LLC, along with certain related technology and fixed assets (together the “Markets Business”). Clear Street Markets LLC is a proprietary trading firm and broker-dealer that is registered with the SEC and maintains memberships at principal United States exchanges. Clear Street Investments LLC is a non-regulated proprietary trading firm.

The Company transferred its interests in the Markets Business to the Acquirer in return for the forfeiture of 17.7 million shares of Class X common stock of CSG and the redemption by CSH LLC of an identical number of the Class A Units of CSH LLC previously held by the Acquirer in a cashless transaction. The Markets Business net assets carrying value included in the transaction amounted to $67.3 million. After the completion of the transfer of the Markets Business, the Acquirer transferred some of its holdings in the Markets Business to the VC Firm in return for 4.9 million Series B Preferred Stock of the Company. See also Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share - Redeemable Preferred Stock.

The transfer of the Markets Business met the GAAP criteria to be classified as a discontinued operation as the sale represented a strategic decision that had a major effect on the Company’s

Clear Street Group Inc.

Notes to Consolidated Financial Statements

operations and financial results. As such, the Markets Business’ results for the period from January 1, 2024 through March 31, 2024 have been presented as discontinued operations in the Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2024. This presentation was retrospectively applied for the Consolidated Statement of Financial Condition and Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2023. Since the transaction constituted a transfer of a business to the Company’s controlling shareholders, no gain or loss on disposal of discontinued operations was recognized upon the transfer of the Markets Business.

The parties entered into a Transition Services Agreement which provides that for a limited time, certain subsidiaries of the Company and the Markets Business holding company will each provide services that are needed by the other party to continue operating the business without disruption, for no consideration.

The parties also entered into a Mirror Forfeiture Agreement which pertains to 24 employees of the Markets Business who were granted share-based compensation under the equity incentive plan of CSG. The employees’ grants in CSG continue to vest after the transaction, as long as they provide services to the Markets Business. In order to mitigate the dilution to CSG shareholders upon vesting of the awards, shares of CSG held by the Markets Business owners will be automatically forfeited, based on the fair value of the grants vested.

The following table presents the composition of major classes of assets and liabilities of the discontinued operation, as included in Assets of discontinued operations and Liabilities of discontinued operations in the Consolidated Statement of Financial Condition:

	December 31,
($ in thousands)	2024	2023
Assets
Cash and cash equivalents		$493
Financial instruments owned, at fair value	—	306,695
Receivable from broker-dealers and clearing organizations	—	471,631
Other Assets	—	1,096

Total Assets	$—	$779,915

Liabilities
Financial instruments sold, not yet purchased, at fair value	—	669,897
Payable to broker-dealers and clearing organizations	—	8,325
Accounts payable and accrued liabilities	—	19,398

Total Liabilities	$—	$697,620

Clear Street Group Inc.

Notes to Consolidated Financial Statements

The components of net income from discontinued operations on the Consolidated Statement of Comprehensive Income (Loss) were as follows:

	Years Ended December 31,
($ in thousands)	2024	2023
Revenues
Net financing revenues	$31,263	$84,647
Other revenues	12	31

Net revenues	$31,275	$84,678

Expenses
Compensation and benefits	$10,218	$30,167
Transaction and market access costs, net	7,628	32,727
Technology and market data	2,500	8,543
Professional fees, marketing and other	1,578	6,343
Amortization and depreciation	101	136

Total operating expenses	$22,025	$77,916
Income tax expenses	1,208	730

Net income from discontinued operations	$8,042	$6,032

For the period from January 1, 2024 through March 31, 2024 as included in the Consolidated Statement of Comprehensive Income (Loss), the Markets Business Net financing revenues included $60.5 million net gains from trading in equity securities, $57.0 million net loss from trading in options, $16.2 million net gains from trading in futures, $4.2 million net gains from trading in swaps and net gain of $0.7 million from trading in other instruments.

The cash flows of the discontinued operation as included in the Consolidated Statements of Cash Flows were as follows:

	Years Ended December 31,
($ in thousands)	2024	2023
Cash provided by (used in) operating activities	$(3,697)	$5,298
Cash used in investing activities	—	(12)

19. SEGMENT REPORTING

The Company has a single reportable segment, which is managed on a consolidated basis by the Company’s chief operating decision maker (“CODM”). The Company’s CODM is its Chief Executive Officer. Consolidated net income is used by the CODM to compare against budgeted and prior periods results, in order to assess the performance of the business and establish company-wide objectives.

The Company’s single segment operates a modern infrastructure platform to provide access to the global capital markets. The Company provides clearing, execution, prime brokerage, stock lending, margin lending and investment banking services to hedge funds, ETFs, introducing broker dealers, traditional and alternative asset managers, family offices and individual investors.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

Since the Company is managed on a consolidated basis, there are no reconciling items between segment and the consolidated amounts reported in these Consolidated Financial Statements, including total assets and segments assets. The accounting policies of the Company’s single segment are the same as those described in the summary in Note 2—Significant Accounting Policies.

The significant expense categories are consistent with those presented on the face of the Consolidated Statements of Comprehensive Income (Loss).

For the year ended December 31, 2024 one customer accounted for $105.9 million of the Company’s net revenues. For the year ended December 31, 2023, no single customer accounted for more than 10% of the Company’s net revenue.

Geographic Information

CSG is a financial infrastructure technology company operating primarily in the U.S., with operations that are expanding in other countries, primarily the UK, Canada and Sweden in 2024 and 2023. For the years ended December 31, 2024 and 2023, less than 1% of the Company’s consolidated revenues were generated outside of the U.S. The revenues are attributed to countries based on the locations of the subsidiaries generating the revenue.

20. NET CAPITAL REQUIREMENTS

CS LLC and CS Markets are subject to Rule 15c3-1 of the Securities Exchange Act of 1934 for broker-dealers. CSD is subject to Rule 18a-1 of the Securities Exchange Act of 1934 for security-based swap dealers (“SEC Rule 18a-1”), which require the maintenance of minimum net capital. CS LLC is also subject to the CFTC’s minimum net capital rule under Regulation 1.17.

CS LLC’s regulatory capital and regulatory capital requirements at December 31, 2024 and 2023 were as follows:

	December 31,
($ in thousands)	2024	2023
Net capital	$551,615	$603,784
Required net capital	54,509	37,889
Excess net capital	497,106	565,895

CSD is required to maintain net capital equal to the greater of $20.0 million or two percent of the risk margin amount, as defined by SEC Rule 18a-1. CSD’s regulatory capital and regulatory capital requirements at December 31, 2024 and 2023 were as follows:

	December 31,
($ in thousands)	2024	2023
Net capital	$125,679	$42,078
Required net capital	25,875	20,000
Excess net capital	99,804	22,078

As discussed in Note 1, Organization and Description of Business, CS UK registered as a MIFIDPRU Investment Firm with the FCA effective October 17, 2024. CS UK’s regulatory capital and regulatory capital requirements at December 31, 2024 were as follows:

Clear Street Group Inc.

Notes to Consolidated Financial Statements

December 31,
($ in thousands)	2024
Own Funds	$34,194
Own Funds Threshold Requirement (“OFTR”)	9,877
Surplus over OFTR	24,317

CS Canada’s regulatory capital and regulatory capital requirements at December 31, 2024 and 2023 were as follows:

	December 31,
(C$ in thousands)	2024		2023
Risk Adjusted Capital (“RAC”)	C$	1,712	C$	521
Minimum RAC		250		250
Excess RAC		1,462		271

CS Market’s regulatory capital and regulatory capital requirements at December 31, 2023 were as follows:

December 31,
($ in thousands)	2023
Net capital	$23,327
Required net capital	1,000
Excess net capital	22,327

21. SUBSEQUENT EVENTS

2030 Notes

On September 17, 2025, CSH LLC closed on a $221.5 million senior unsecured note offering (the “2030 Notes”). The 2030 Notes mature on September 30, 2030, and have a fixed annual interest rate of 8.00% per annum. The interest rate is subject to adjustment based on the credit rating of the 2030 Notes. If the 2030 Notes are rated below investment grade, the interest rate increases by 1%. If the rating falls below BB- (or its equivalent), the interest rate increases by an additional 1%. If the 2030 Notes are unrated, the interest rate increases by 2% during the period in which there is no rating.

The 2030 Notes include financial covenants requiring the maintenance of specified leverage and interest coverage ratios and minimum net worth and consolidated EBITDA thresholds. The 2030 Notes also include customary affirmative and negative covenants, including limitations on indebtedness of CSH LLC’s non-regulated subsidiaries. CSH LLC has established, and is required to maintain, a funded interest reserve equal to the aggregate interest payable on the 2030 Notes over the next twelve months, which is held in a designated interest reserve account.

As part of the 2030 Notes issuances, the Company repurchased $5.0 million in aggregate principal amount of the 2025 Notes at par plus accrued interest and $13.5 million in aggregate principal amount of the 2026 Notes at a discount to par plus accrued interest.

Exercise of Right to Purchase Preferred Stock

On September 30, 2025, the VC Firm exercised the VC Firm Right to Purchase additional 0.6 million shares of Series B-1 Preferred Stock of the Company for $8.35 per share, for a total of $5.0 million.

Clear Street Group Inc.

Notes to Consolidated Financial Statements

During October 2025, the VC Firm exercised its right to purchase additional 9.0 million shares of Series B-1 Preferred Stock of the Company for $8.35 per share, for a total of $75.0 million. Following this exercise, the VC Firm has fully exercised its right.

See also Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share—Series B Preferred Stock.

Repayment of the 2025 Senior Unsecured Notes

On October 15, 2025, the date of maturity of the 2025 Notes, the Company fully repaid all amounts outstanding under the 2025 Notes.

CS LLC Revolving Line of Credit

On October 24, 2025, CS LLC entered into a Revolving Note and Cash Subordination Agreement (the “Agreement”) with a group of banks (collectively, the “Lenders”). Under the Agreement, the Lenders have committed to provide CS LLC with a revolving credit facility of up to $75.0 million during a credit period ending October 24, 2027. Amounts borrowed under the facility will bear interest at the Secured Overnight Financing Rate (SOFR) plus 4.75% (but not less than 5.75%) paid monthly, and will mature on October 24, 2028, unless accelerated in accordance with the Agreement.

The Agreement includes subordination, suspension of repayment, and regulatory capital maintenance provisions. Any repayment of principal or interest is prohibited during periods in which the broker-dealer’s net capital would fall below specified regulatory thresholds. The Agreement also contains provisions for accelerated maturity upon the occurrence of defined events of default or regulatory capital impairment. The Agreement was subject to approval by FINRA, which was obtained on October 24, 2025.

Clear Street Group Inc.

Schedule I to Consolidated Financial Statements

Schedule I. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The Condensed Statements of Financial Condition, Statements of Comprehensive Income (Loss), and Statements of Cash Flow for Clear Street Group, Inc. (“Parent Company”) are presented below:

Parent Company Only—Condensed Statements of Financial Condition

	December 31,
	2024	2023
Assets	(in thousands)
Cash and cash equivalents	$11	$153,689
Intercompany receivables	13	27,452
Other assets	189	1,118
Investments in subsidiaries	820,929	576,843
Deferred tax assets	16,657	1,306

Total Assets	$837,799	$760,408

Liabilities
Accounts payable and accrued liabilities	$400	$94
Intercompany payables	4,739	230
Income tax payable	8,018	—
Warrant liability	52,886	—

Total Liabilities	$66,043	$324

Temporary Equity - redeemable preferred Shares	$741,882	$—
Equity
Series A preferred stock ($0.00001 par value; authorized 1,400,000 shares; issued 1,400,000 shares; aggregate liquidation preference $35.0 million at December 31, 2023. Classified as Temporary Equity at December 31, 2024)	$—	$—
Series B preferred stock ($0.00001 par value; authorized 97,873,350 shares; issued 84,699,697 shares; aggregate liquidation preference $701.1 million at December 31, 2023. Classified as Temporary Equity at December 31, 2024)	—	1
Common A stock ($0.00001 par value; authorized 294,864,597 shares; issued 30,488,447 and 31,721,692 shares at December 31, 2024 and 2023, respectively)	—	—
Common X stock (zero par value; authorized 130,373,000 shares; issued zero and 130,373,000 shares at December 31, 2024 and 2023, respectively)	—	—

Clear Street Group Inc.

Schedule I to Consolidated Financial Statements

	December 31,
	2024	2023
Assets	(in thousands)
Common Z stock ($0.00001 par value; authorized 130,373,000 shares; issued 112,605,223 and zero shares at December 31, 2024 and 2023, respectively)	1	—
Additional paid-in capital	33,377	755,998
(Accumulated deficit) / Retained earnings	(3,581)	4,200
Cumulative translation adjustments	77	(115)

Total Equity	$29,874	$760,084

Total Liabilities, Temporary Equity and Stockholders’ Equity	$837,799	$760,408

Parent Company Only—Condensed Statements of Comprehensive Income (Loss)

	December 31,
	2024	2023
Revenues	(in thousands)
Interest income	$2,253	$2,411
Intercompany interest income	2,552	874
Other income	41	13

Total revenues	$4,846	$3,298
Expenses
Professional fees, marketing and other operating expenses	$881	$591

Total expenses	$881	$591

Income before equity in income (loss) of subsidiaries	$3,965	$2,707
Equity in income (loss) of subsidiaries	46,213	(8,018)

Income (loss) before income tax	$50,178	$(5,311)
Tax expense (income)	10,800	(287)

Net income (loss)	$39,378	$(5,024)
Cumulative translation adjustments	192	(111)

Comprehensive income (loss)	$39,570	$(5,135)

Parent Company Only—Condensed Statements of Cash Flows

Clear Street Group Inc.

Schedule I to Consolidated Financial Statements

	December 31,
	2024	2023
Cash Flows from Operating Activities	(in thousands)
Net income (loss)	$39,378	$(5,024)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Deferred taxes	(14,414)	(759)
Equity in income (loss) of subsidiaries	(46,213)	8,018
Distributions from subsidiaries	7,291	2,450
Changes in operating assets and liabilities:
Changes in assets—(increase) decrease:
Intercompany receivables	27,439	10,048
Other assets	1,285	87
Changes in liabilities—increase (decrease):
Accounts payable and accrued liabilities	306	52
Intercompany payables	4,510	(822)
Income tax payable	15,829	—

Net cash flows provided by operating activities	$35,411	$14,050
Cash Flows from Investing Activities
Investments in subsidiaries	$(181,395)	$(377,962)
Purchase of investments	—	(180)
Loan repaid	—	1,000

Net cash flows used in investing activities	$(181,395)	$(377,142)
Cash Flows from Financing Activities
Proceeds from the issuance of preferred stock, net of issuance costs	$19,528	$516,537
Dividends paid to preferred stockholders	(2,450)	(2,450)
Repurchase of preferred stock	(11,000)	—
Repurchase of common stock	(13,772)	—

Net cash flows (used in) provided by financing activities	$(7,694)	$514,087
Net (decrease) increase in Cash and cash equivalents	(153,678)	150,995
Cash and cash equivalents
Beginning balance	153,689	2,694

Ending balance	$11	$153,689

Restricted Net Assets of Subsidiaries

CS LLC is subject to covenants related to the Committed Facility, as described in Note 9, Borrowings—Revolving Credit Agreements. These covenants might restrict its ability to transfer net assets to the Parent Company in the form of dividend payments, loans or advances. The restricted net assets of CS LLC amounted to $625.1 million and $392.6 million as of December 31, 2024, and 2023, respectively.

Clear Street Group Inc.

Schedule I to Consolidated Financial Statements

In addition, certain of the Companies’ subsidiaries are regulated entities and might be restricted in their ability to transfer net assets to the Parent Company in the form of dividend payments, loans, or advances. Refer to Note 20, Net Capital Requirements for details.

Parent Company Guarantees

The Parent Company has issued a guarantee for the lease of its subsidiary CS LLC. The Parent Company has guaranteed the subsidiary’s compliance with and payment of all monetary obligations included within the lease. In the event CS Management fails to make full and timely payments, the lessor may seek payment from the Parent Company.

The Parent Company has also guaranteed CS UK’s obligations under a clearing membership agreement with an exchange and its obligations to a custodian bank.

Clear Street Group Inc.

Condensed Consolidated Financial Statements (Unaudited)

for the Nine Months Ended

September 30, 2025 and 2024

Clear Street Group Inc.

Condensed Consolidated Statements of Financial Condition

	September 30, 2025	December 31, 2024
	(in thousands, except shares par value and amounts)
	(unaudited)
Assets
Cash and cash equivalents	$327,392	$273,934
Cash segregated under federal and other regulations	532,387	183,081
Collateralized agreements:
Securities purchased under repurchase agreements	25,095,506	23,106,957
Securities borrowed	14,170,625	11,475,515
Securities received as collateral	3,557,112	3,471,261
Financial instruments owned, at fair value	25,635,682	15,324,573
Receivable from customers (includes $38.3 million and $49.1 million with related parties at September 30, 2025 and December 31, 2024, respectively)	2,165,755	778,127
Receivable from broker-dealers and clearing organizations (includes $18.7 million and $1.6 million with related parties at September 30, 2025 and December 31, 2024, respectively)	942,068	757,820
Goodwill	29,146	29,146
Intangible assets, net of accumulated amortization	117,574	97,371
Operating lease right-of-use assets	58,303	16,830
Deferred tax assets, net	—	16,657
Other assets	67,329	30,760

Total Assets	$72,698,879	$55,562,032

Liabilities and Equity
Liabilities
Collateralized financing:
Securities sold under repurchase agreements	$23,928,054	$23,155,357
Securities loaned	21,700,308	14,805,880
Obligation to return securities received as collateral	3,557,112	3,471,261
Financial instruments sold, not yet purchased, at fair value	17,297,037	10,334,660
Payable to customers (includes $6.4 million and $0.8 million with related parties at September 30, 2025 and December 31, 2024, respectively)	4,077,323	2,484,373
Payable to broker-dealers and clearing organizations	437,469	151,483
Notes payable, net of unamortized debt issuance costs	386,800	187,977
Operating lease liabilities	61,254	17,849
Accounts payable and accrued liabilities	183,017	128,550
Warrant liability	131,317	52,886

Total Liabilities	$71,759,691	$54,790,276

Commitments and Contingencies (Note 14)
Temporary Equity
Series A preferred stock ($0.00001 par value; authorized 1,400,000 shares; issued 960,000 and 960,000 shares at September 30, 2025 and December 31, 2024, respectively)	23,808	23,507
Series B preferred stock ($0.00001 par value; authorized 97,873,350 shares; issued 87,693,709 and 87,094,907 shares at September 30, 2025 and December 31, 2024, respectively)	732,129	718,375

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Condensed Consolidated Statements of Financial Condition

	September 30, 2025	December 31, 2024
	(in thousands, except shares par value and amounts)
	(unaudited)
Stockholders’ Equity
Common A stock ($0.00001 par value; authorized 294,864,597 shares; issued 30,339,673 and 30,488,447 shares at September 30, 2025 and December 31, 2024, respectively)	—	—
Common X stock (zero par value; authorized 130,373,000 shares; issued zero and zero shares at September 30, 2025 and December 31, 2024, respectively)	—	—
Common Z stock ($0.00001 par value; authorized 130,373,000 shares; issued 112,605,223 and 112,605,223 shares at September 30, 2025 and December 31, 2024, respectively)	1	1
Additional paid-in capital	31,871	33,377
Retained earnings (accumulated deficit)	151,860	(3,581)
Cumulative translation adjustments	(481)	77

Total Equity	183,251	29,874

Total Liabilities, Temporary Equity and Equity	$72,698,879	$55,562,032

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Condensed Consolidated Statements of Comprehensive Income

	Nine Months Ended September 30,
	2025	2024
	(in thousands, except per share amounts; unaudited)
Revenues
Net financing revenues (includes $1.9 million and $(1.0) million with related parties for the nine months ended September 30, 2025 and 2024, respectively)	$515,711	$210,558
Transaction revenues (includes $1.0 million and less than $0.1 million from related parties for the nine months ended September 30, 2025 and 2024, respectively)	267,130	90,333
Other revenues	866	990

Net Revenues	$783,707	$301,881

Expenses
Compensation and benefits	239,235	124,768
Transaction and market access costs, net	82,747	46,853
Technology and market data	49,726	28,780
Professional fees, marketing and other (includes $1.3 million and $1.3 million to related parties for the nine months ended September 30, 2025 and 2024, respectively)	50,714	28,427
Amortization and depreciation	25,664	20,404
Interest expense on borrowings	11,043	6,558

Total operating expenses	$459,129	$255,790

Operating income	$324,578	$46,091
Loss from change in fair value of warrant liability	(87,186)	—
Income from continuing operations before income tax expense	$237,392	$46,091

Income tax expense	80,196	5,386

Income from continuing operations	$157,196	$40,705

Discontinued operations:
Net income from discontinued operations	—	8,042

Net income	$157,196	$48,747

Net income attributable to noncontrolling interests	—	24,991
Net income attributable to redeemable noncontrolling interests	—	3,076

Net income attributable to Clear Street Group Inc.	$157,196	$20,680

Basic earnings per share attributable to Class A and Class Z common shares:
Basic earnings per share from continuing operations	$0.68	$0.14
Basic earnings per share from discontinued operations	—	0.03

Basic earnings per share attributable to stockholders	$0.68	$0.17
Diluted earnings per share attributable to Class A and Class Z common shares:
Diluted earnings per share from continuing operations	$0.68	$0.14
Diluted earnings per share from discontinued operations	—	0.03

Diluted earnings per share attributable to stockholders	$0.68	$0.17
Weighted-average shares used in computing per share amounts:
Basic	142,761	30,880
Diluted	229,927	115,580
Comprehensive Income
Net income available for Clear Street Group Inc.	157,196	20,680
Other comprehensive income
Cumulative translation adjustment	(558)	276

Comprehensive income available for Clear Street Group Inc.	$156,638	$20,956

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Condensed Consolidated Statements of Changes in Temporary Equity and Stockholders’ Equity

(in thousands, except share data; unaudited)	Redeemable noncontrolling interest	Series A Preferred Stock		Series B Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class X Common Stock		Class Z Common Stock		Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income	Total Stockholders’ Equity	Non- Controlling Interest	Total Equity
		Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts
Balance at December 31, 2023	$70,210	—	$—	—	$—	1,400,000	$—	84,699,697	$1	31,721,692	$—	130,373,000	$1	—	$—	$755,998	$4,200	$(116)	$760,084	$59,231	$819,315

Share-based compensation	—	—	—	—	—	—	—	—	—	389,221	—	—	—	—	—	2,964	—	—	2,964	—	2,964
Reclassification of preferred shares to mezzanine	—	1,400,000	33,870	84,699,697	698,847	(1,400,000)	—	(84,699,697)	(1)	—	—	—	—	—	—	(732,717)	—	—	(732,718)	—	(732,718)
Dividends and accretion to preferred stockholders	—	—	271	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,108)	—	(2,108)	—	(2,108)
Distributions to NCI	(38,000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of the Markets business	—	—	—	—	—	—	—	—	—	—	—	(17,718,795)	—	—	—	(2,001)	—	—	(2,001)	(65,287)	(67,288)
Common stock buy back	—	—	—	—	—	—	—	—	—	(2,221,268)	—	—	—	—	—	(13,772)	—	—	(13,772)	—	(13,772)
Other	—	—	—	—	—	—	—	—	—	—	—	(48,982)	—	—	—	(910)	—	—	(910)	—	(910)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	276	276	—	276
Net income	3,076	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	20,678	—	20,678	24,991	45,669

Balance at September 30, 2024	$35,286	1,400,000	$34,141	84,699,697	$698,847	—	$—	—	$—	29,889,645	$—	112,605,223	$1	—	$—	$9,562	$22,770	$160	$32,493	$18,935	$51,428

(in thousands, except share data; unaudited)	Redeemable noncontrolling interest	Series A Preferred Stock		Series B Preferred Stock		Series A Preferred Stock		Series B Preferred Stock		Class A Common Stock		Class X Common Stock		Class Z Common Stock		Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income	Total Stockholders’ Equity	Non- Controlling Interest	Total Equity
		Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts	Shares	Amounts
Balance at December 31, 2024	$—	960,000	$23,507	87,094,907	$718,375	—	$—	—	$—	30,488,447	$—	—	$—	112,605,223	$1	$33,377	$(3,581)	$77	$29,874	$—	$29,874

Share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,532	—	—	1,532	—	1,532
Issuance of preferred stock, net of issuance costs	—	—	—	598,802	13,754	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends and accretion to preferred stockholders	—	—	301	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,561)	—	(1,561)	—	(1,561)
Common share buy-back	—	—	—	—	—	—	—	—	—	(148,774)	—	—	—	—	—	(977)	—	—	(977)	—	(977)
Tax adjustment for Up-C termination	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,061)	—	—	(2,061)	—	(2,061)
Other	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(194)	—	(194)	—	(194)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(558)	(558)	—	(558)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	157,196	—	157,196	—	157,196

Balance at September 30, 2025	$—	960,000	$23,808	87,693,709	$732,129	—	$—	—	$—	30,339,673	$—	—	$—	112,605,223	$1	$31,871	$151,860	$(481)	$183,251	$—	$183,251

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2025	2024
	(in thousands; unaudited)
Cash Flows from Operating Activities
Net income	$157,196	$48,747
Adjustments to reconcile net income to cash provided by operating activities:
Deferred taxes	21,286	(4,580)
Depreciation of equipment and leasehold improvements	1,279	560
Amortization of intangible assets	24,385	19,844
Amortization of deferred debt issuance costs	2,220	1,371
Provision for losses on accounts receivable	800	8
Equity-based compensation	1,532	2,964
Loss from change in fair value of warrant liability	87,186	—
Foreign exchange and other items	(459)	(89)
Changes in operating assets and liabilities:
Changes in assets - (increase) decrease:
Securities purchased under repurchase agreements	(1,988,549)	(6,022,844)
Securities borrowed	(2,695,110)	(2,111,170)
Securities received as collateral	(85,850)	406,869
Financial instruments owned, at fair value	(10,311,108)	(10,458,513)
Receivable from customers	(1,387,651)	554,929
Receivable from broker-dealers and clearing organizations	(184,248)	(121,278)
Other assets	(12,201)	4,699
Changes in liabilities - increase (decrease):
Securities sold under repurchase agreements	772,697	6,465,994
Securities loaned	6,894,428	3,607,333
Obligation to return securities received as collateral	85,850	(407,131)
Financial instruments sold, not yet purchased, at fair value	6,962,377	7,948,931
Payable to customers	1,592,950	305,454
Payable to broker-dealers and clearing organizations	285,986	(184,879)
Operating lease liabilities	(430)	(1,521)
Accounts payable and accrued liabilities	55,574	45,264

Net cash flows provided by operating activities	$280,140	$100,962

Cash Flows from Investing Activities
Capitalization of internally developed software	$(45,239)	$(28,225)
Purchase of office equipment and leasehold improvements	(4,088)	(1,619)
Acquisition of intangible assets and exchange memberships and other investing activities	(1,033)	(11,418)
Cash paid for business acquisition, net of cash acquired	—	(28,710)

Net cash flows used in investing activities	$(50,360)	$(69,972)

Cash Flows from Financing Activities
Distributions to noncontrolling interest	$(7,758)	$(38,000)
Distribution of the Markets Business to noncontrolling interest holders	—	(416)
Issuance of preferred stock, net of issuance costs	5,000	—
Dividends paid to preferred stockholders	(1,260)	(1,838)
Common share buy-back	(977)	(13,772)
Proceeds from termed debt offering, net of issuance costs	216,763	—
Repayments of Notes Payable	(18,317)	—
Credit facility issuance costs	(666)	—

Net cash flows provided by (used in) financing activities	$192,785	$(54,026)

Effect of exchange rate changes on cash, cash equivalents and Cash segregated under federal and other regulations	239	—

Net increase (decrease) in Cash and cash equivalents, cash segregated under federal and other regulations and restricted cash	$422,804	$(23,036)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2025	2024
	(in thousands; unaudited)
Cash and cash equivalents, cash segregated under federal and other regulations and restricted cash
Beginning balance	$457,015	$418,787

Ending balance	$879,819	$395,751

Reconciliation of Cash and cash equivalents, cash segregated under federal and other regulations and restricted cash:
Cash and cash equivalents	$327,392	$272,738
Cash segregated under federal and other regulations	532,387	123,013
Restricted cash included in other assets	20,039	—

Total Cash and cash equivalents, cash segregated under federal and other regulations and restricted cash	$879,818	$395,751

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	1,683,804	1,797,335
Taxes	72,847	4,354
Non-cash transactions during the year
Obtaining a right-of-use asset in exchange for a lease liability	43,835	639
Distribution of the Markets business	—	(67,288)
Reclassification of warrant liability to temporary equity upon exercise	8,754	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Clear Street Group Inc. (“CSG” or the “Company”) is a Delaware company formed on December 29, 2020. CSG has adopted a holding company structure. CSG’s primary asset is its ownership of the membership interests of Clear Street Holdings LLC (“CSH LLC”), a Delaware limited liability company formed on July 1, 2019. The Company is the sole managing member of CSH LLC and controls all of the businesses and affairs of CSH LLC. Refer to Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share, for information on a transaction effected on December 31, 2024 that resulted in CSH LLC becoming a wholly-owned subsidiary of CSG. Also refer to Note 2, Significant Accounting Policies—Basis of Presentation and Consolidation, including Noncontrolling Interests, for further information on these Condensed Consolidated Financial Statements.

The Company is a financial infrastructure technology company that has built a modern, cloud-native, end-to-end infrastructure platform powered by a single real-time ledger. The Company facilitates the purchase and sale of equities, security-based swaps in equities, options, futures, and fixed income through its platform. The Company also provides margin financing to customers with equities, security-based swaps in equities, options, futures, and fixed income positions, engages in stock lending in direct support of its customer margin financing business, enters into collateralized financing arrangements, and provides investment banking services. The operations of the Company are conducted through CSH LLC’s subsidiaries and Clear Street Management LLC (“CS Management”), a Delaware limited liability company that is wholly-owned by the Company and serves as the employer of a significant portion of the Company’s U.S. employees.

On September 30, 2025, CSH LLC’s regulated broker-dealer subsidiaries were Clear Street LLC (“CS LLC”) and CS Enhanced Lending LLC (“CS Lending”) in the U.S, and Clear Street Canada (“CS Canada”). CS LLC is registered with the Securities and Exchange Commission (“SEC”), the Municipal Securities Rulemaking Board (“MSRB”), the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the Securities Investor Protection Corporation (“SIPC”). CS LLC is also a registered futures commission merchant (“FCM”) with the Commodity Futures Trading Commission (“CFTC”), a member of the National Futures Association (“NFA”) and a registered security-based swap dealer with the SEC. In addition, CS LLC is a member of various clearing organizations and exchanges in the U.S. and abroad. CS Lending is registered with the SEC and FINRA. CS Canada is a Canadian broker-dealer that is registered with the Canadian Investment Regulatory Organization (“CIRO”) and with CDS Clearing and Depository Services Inc. (“CDS”). Additional regulated subsidiaries include Clear Street Derivatives LLC (“CSD”), a security-based swap dealer, and Clear Street UK Limited (“CS UK”), which is registered as a MIFIDPRU Investment Firm with the UK Financial Conduct Authority (“FCA”), effective October 17, 2024.

As of September 30, 2025 and December 31, 2024, all of the Company’s regulated subsidiaries had capital in excess of the minimum net capital required by their respective regulators.

Discontinued Operations

Effective March 31, 2024 (“Effective Date”) the Company’s controlling shareholder (which was also a noncontrolling interest holder in CSH LLC until the Up-C structure was terminated effective December 31, 2024) acquired 100% of the common membership interests in two CSG subsidiaries, Clear Street Markets LLC (“CS Markets”) and Clear Street Investments LLC, along with certain related technology and fixed assets (together, the “Markets Business”).

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

This transaction represented a strategic shift that had a major effect on the Company’s operations and financial results. See Note 17, Discontinued Operations for additional information on the Markets Business transaction.

Business Combination

On September 30, 2024, the Company completed an acquisition of specific assets and liabilities of Fox River for total cash consideration of approximately $28.7 million. Fox River is a well-established provider of algorithmic execution solutions for buy and sell-side firms, and markets, sells, and supports such execution solutions products. Fox River has been integrated into CSG’s existing business complementing the Company’s cloud-native platform and enhancing its electronic trading capabilities.

The acquisition was accounted for as a business combination since the specific assets and liabilities acquired, along with the assembled workforce and process, met the definition of a business in accordance with ASC 805, Business Combinations. The Fox River acquisition resulted in recorded goodwill driven by a skilled workforce, a proven ability to generate new products and services to drive future revenue, and expected synergies with CSG. The following table summarizes the fair value of the consideration transferred, the assets acquired, and liabilities assumed at the date of acquisition:

($ in thousands)	Year Ended December 31,
2024
Fair value of cash consideration transferred	$28,710
Intangible assets	9,300
Other assets	1,686
Accounts payable and accrued liabilities	(1,290)

Net assets acquired	9,696

Goodwill	$19,014

The results of operations for Fox River are included in the Condensed Consolidated Financial Statements of the Company from the date of acquisition. Fox River did not generate material revenues or net income for the period ended September 30, 2025.

At the acquisition date, the Company entered into a transition services agreement (“TSA”) and a minimum payable agreement (“MPA”) for professional services with the former owners of Fox River. The TSA provides for transitional support ending no later than the two-year anniversary of the acquisition date. The MPA provides for a minimum of $10.0 million of professional services to be performed over the period ending on the four-year anniversary of the acquisition date. Both agreements were accounted for as separate transactions from the acquisition and included terms which were comparable to the market.

Corporate Simplification

On December 31, 2024, the Company’s controlling shareholder exercised its right to exchange its direct ownership interest in CSH LLC for shares in the Company. This exchange simplified the Company’s corporate structure by eliminating its Up-C structure and converting it to a more traditional structure whereby all stockholders hold their voting and economic interests directly through CSG.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

As allowed pursuant to the Exchange Agreement between the Company and its controlling shareholder dated April 13, 2022, the Company’s controlling shareholder notified the Company of its election to deliver to the Company 112,605,223 Class A Units it held in CSH LLC in exchange for the issuance by the Company to that interest holder of the same number of the Company’s Class Z Common Stock effective as of December 31, 2024. As stipulated in the Company’s Certificate of Incorporation, as in effect at such time, upon this exchange, the same number of the Company’s Class X Common Stock held by the Company’s controlling shareholder were cancelled.

As a result of the shareholder exchange transaction, CSH LLC became a wholly owned subsidiary of the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation, including Noncontrolling Interests

CSH LLC’s Operating Agreement designates CSG as the managing member of CSH LLC and assigns it the power and authority to effectively manage, and make significant operating and financial decisions on behalf of, CSH LLC. As the sole managing member of CSH LLC, the Company exerts control over the operations of CSH LLC and its subsidiaries. In accordance with ASC 810, Consolidation, the Company consolidates CS Management’s as well as CSH LLC’s consolidated financial statements and prior to the termination of the Up-C structure effective December 31, 2024, recorded the interests in CSH LLC owned by other parties, including the Company’s controlling shareholder, as noncontrolling interests. Effective upon the termination of the Up-C structure on December 31, 2024, CSH LLC became a wholly owned subsidiary of CSG and there are no longer outstanding noncontrolling interests in CSH LLC owned by other parties (see Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share). These Condensed Consolidated Financial Statements reflect the historical financial position, results of operations and cash flows of the businesses comprising CSG and its consolidated subsidiaries based on their respective historical financial statements and accounting records.

The accompanying Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) , and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding financial reporting. The Condensed Consolidated Financial Statements are presented in U.S. dollars.

These Condensed Consolidated Financial Statements are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2024. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with SEC rules and regulations. All intercompany transactions have been eliminated in accordance with U.S. GAAP. Certain reclassifications have been made to previously reported amounts to conform to the current presentation. In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the Company’s financial condition and results of operations and cash flows for the interim periods presented. The results of the nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the full year ending December 31, 2025.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Summary of Significant Accounting Policies

For a detailed discussion of the Company’s significant accounting policies, refer to Note 2, Significant Accounting Policies in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in these Condensed Consolidated Financial Statements and accompanying notes. These estimates and assumptions are based on judgments and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include valuation of certain financial instruments owned and sold, not yet purchased, both at fair value, goodwill and intangible assets, provision for losses on accounts receivable, capitalized software, equity-based compensation, warrant liability and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these Condensed Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period.

Change in Accounting Principles

In 2024, the Company voluntarily changed its annual goodwill impairment testing date from December 31st to October 1st. This is a change in accounting principle, which management believes is preferable, as the new assessment date provides for a more robust operation of controls given the additional time allotted. This change was not material to the Company’s Consolidated Financial Statements as it did not delay, accelerate, or avoid any potential goodwill impairment charge. This change has been applied prospectively from October 1, 2024 as retrospective application is deemed impracticable due to the inability to objectively determine the assumptions and significant estimates used in earlier periods without the benefit of hindsight.

Recent Accounting Pronouncements

For a detailed discussion for a summary of our significant accounting policies, refer to Note 2, Significant Accounting Policies in the Consolidated Financial Statements for the fiscal year ended December 31, 2024. There have been no significant changes in our significant accounting policies since December 31, 2024.

Accounting Pronouncements, Pending Adoption

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). This ASU improves the navigability of interim disclosure requirements, provides additional guidance on the disclosures required in interim reporting periods, and introduces a principle requiring entities to disclose events occurring since the end of the most recent annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for public business entities in interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-11 on its financial statements and related disclosures.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

3. CASH SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC and the CFTC to segregate or set aside cash and qualified securities to satisfy these regulations, which have been promulgated to protect customer assets.

At September 30, 2025 and December 31, 2024, included in Cash segregated under federal and other regulations on the Condensed Consolidated Statements of Financial Condition were $98.2 million and $175.8 million, respectively, which have been segregated in a special reserve account for the exclusive benefit of the Company’s customers, and $6.2 million and $1.2 million, respectively, in a special account for the exclusive benefit of broker-dealers. In addition, at September 30, 2025 and December 31, 2024, $426.6 million and $6.1 million of cash have been segregated under the Commodity Exchange Act, respectively, and $1.4 million and no amounts have been segregated under rule 30.7 of the CFTC, respectively.

As of September 30, 2025, $20.0 million of the Company’s cash was classified within Other assets due to restrictions on its use. Of this amount, $18.0 million was required to be maintained in an interest reserve account pursuant to the 2030 Notes (as defined herein) (as defined herein) (see Note 9, Borrowings—Notes Payable), and $2.0 million was required to be maintained in a bank account as collateral for a letter of credit issued in connection with a new lease arrangement entered into in June 2025.

4. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and Payables to broker-dealers and clearing organizations consist of the following at September 30, 2025 and December 31, 2024:

($ in thousands)	September 30,	December 31,
	2025	2024
Assets
Due from broker dealers	$25,329	$17,538
Due from clearing organizations	801,549	642,979
Securities failed to deliver	100,232	30,165
Receivable under resale agreements	14,958	38,686
Unsettled trades with clearing organizations	—	28,452

Total receivables from broker-dealers and clearing organizations	$942,068	$757,820

($ in thousands)	September 30,	December 31,
	2025	2024
Liabilities
Due to broker dealers	$46,082	$22,884
Due to clearing organizations	22,289	29,291
Securities failed to receive	107,945	29,390
Payable under resale agreements	89,412	69,918
Unsettled trades with clearing organizations	171,741	—

Total payables to broker-dealers and clearing organizations	$437,469	$151,483

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

5. FAIR VALUE MEASUREMENT

Financial Instruments Measured at Fair Value

The Company’s financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards. For a detailed discussion on financial instruments measured at fair value, refer to Note 2, Significant Accounting Policies—Fair Value of Financial Instruments, and Note 5, Fair Value Measurement, in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

For the nine months ended September 30, 2025 and 2024, there were no transfers into or out of Level 3.

A venture capital firm (the “VC Firm”) is the lead investor in the Company’s Series B Preferred Stock. The VC Firm holds a right to purchase additional shares of Series B Preferred Stock (the “VC Right to Purchase”) as provided under the investment agreement. The Company categorized the VC Right to Purchase, which is recorded in Warrant liability on the Company’s Consolidated Statements of Financial Condition, as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

The fair value of the VC Right to Purchase (see Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share—Redeemable Preferred Stock) at the reclassification date, as of December 31, 2024, and September 30, 2025 was measured by independent third-party valuation specialists using a hybrid valuation approach that considers multiple potential liquidity scenarios. In estimating the fair value of the underlying equity, the Company considered both (i) an M&A exit scenario and (ii) an initial public offering (IPO) scenario, reflecting alternative future outcomes available to market participants (“Hybrid Valuation Model”).

Under the M&A scenario, the Company applied the Options Pricing Method (OPM) which estimates the value of the Company’s equity securities by allocating the total equity value to each class of security based on its rights and preferences, assuming a liquidity event occurs at a future date. Under the IPO scenario, the Company applied the Probability-Weighted Expected Return Method (PWERM), which estimates the equity value based on the expected per-share value under an IPO event. The resulting values from each scenario were weighted based on the Company’s estimate of the relative probability of each outcome, reflecting inputs such as current market conditions, recent transaction activity, discussions with potential investors, and the Company’s progress toward a public listing. The combined weighted value was then used to estimate the fair value of the VC Right to Purchase, which was $14.62 and $5.52 per share at September 30, 2025 and December 31, 2024, respectively.

Significant unobservable inputs to the valuation included the expected time to liquidity, volatility, discount rate, probability weighting between the IPO and M&A scenarios and estimated enterprise value. Changes in these assumptions could materially affect the fair value measurement.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The significant inputs under the OPM included:

		September 30,	December 31,
		2025	2024
Expected term (in years)	OPM	0.2	1.0
Expected volatility	OPM	47.20%	31.00%
Expected dividend yield	OPM	0.00%	0.00%
Risk-free interest rate	OPM	4.02%	4.16%
Discount rate	PWERM	18.50%	16.25%

Fair value measurements for items measured at fair value on a recurring basis are summarized below at September 30, 2025 and December 31, 2024:

($ in thousands)	September 30, 2025
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Financial instruments owned
Equities	$20,223,902	$21,120	$—	$20,245,022
Listed equity options	144,190	—	—	144,190
Listed equity index options	3,585,072	—	—	3,585,072
Security-based swaps	—	598,541	—	598,541
U.S. treasury securities	1,045,266	—	—	1,045,266
Corporate Debt	16,847	—	—	16,847
Other	384	—	360	744
Securities received as collateral	3,557,112	—	—	3,557,112

Financial assets measured at fair value	$28,572,773	$619,661	$360	$29,192,794

Liabilities
Financial instruments sold, not yet purchased
Equities	$182,766	$—	$—	$182,766
Listed equity index options	11,274,890	—	—	11,274,890
Listed equity options	1,409,029	—	—	1,409,029
Security-based swaps	—	4,430,352	—	4,430,352
Obligation to return securities received as collateral	3,557,112	—	—	3,557,112
Warrant liability	—	—	131,317	131,317

Financial liabilities measured at fair value	$16,423,797	$4,430,352	$131,317	$20,985,466

($ in thousands)	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Assets
Financial instruments owned
Equities	$12,606,956	$15,000	$—	$12,621,956

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	December 31, 2024
	Level 1	Level 2	Level 3	Total Fair Value
Listed equity options	681,349	—	—	681,349
Listed equity index options	1,386,794	—	—	1,386,794
Security-based swaps	—	201,990	—	201,990
U.S. treasury securities	431,756	—	—	431,756
Other	368	—	360	728
Securities received as collateral	3,471,261	—	—	3,471,261

Financial assets measured at fair value	$18,578,484	$216,990	$360	$18,795,834

Liabilities
Financial instruments sold, not yet purchased
Equities	$121,593	$—	$—	$121,593
Listed equity index options	3,985,055	—	—	3,985,055
Listed equity options	4,199,996	—	—	4,199,996
Security-based swaps	—	2,028,016	—	2,028,016
Obligation to return securities received as collateral	3,471,261	—	—	3,471,261
Warrant liability	—	—	52,886	52,886

Financial liabilities measured at fair value	$11,777,905	$2,028,016	$52,886	$13,858,807

As of September 30, 2025, the Company held $34.8 million of equity securities with contractual sale restrictions, which lapse within 6 months from the balance sheet date. As of December 31, 2024, the Company held no equity securities with contractual sale restrictions.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Condensed Consolidated Statements of Financial Condition at September 30, 2025 and December 31, 2024. Non-financial assets and liabilities are excluded. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

($ in thousands)	September 30, 2025
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$327,392	$327,392	$327,392	$—	$—
Cash segregated under federal and other regulations	532,387	532,387	532,387	—	—
Securities purchased under repurchase agreements	25,095,506	25,095,506	—	25,095,506	—
Securities borrowed	14,170,625	14,170,625	—	14,170,625	—
Receivable from broker-dealers and clearing organizations	942,068	942,068	—	942,068	—

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	September 30, 2025
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Receivable from customers	2,165,755	2,165,755	—	2,165,755	—
Other financial assets	37,036	38,236	22,687	5,849	9,700

Total financial assets	$43,270,769	$43,271,969	$882,466	$42,379,803	$9,700

Liabilities
Securities sold under repurchase agreements	$23,928,054	$23,928,054	$—	$23,928,054	$—
Securities loaned	21,700,308	21,700,308	—	21,700,308	—
Payable to customers	4,077,323	4,077,323	—	4,077,323	—
Payable to broker-dealers and clearing organizations	437,469	437,469	—	437,469	—
Notes payable, net of unamortized issuance costs	386,800	390,504	—	390,504	—

Total financial liabilities	$50,529,954	$50,533,658	$—	$50,533,658	$—

($ in thousands)	December 31, 2024
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$273,934	$273,934	$273,934	$—	$—
Cash segregated under federal and other regulations	183,081	183,081	183,081	—	—
Securities purchased under repurchase agreements	23,106,957	23,106,957	—	23,106,957	—
Securities borrowed	11,475,515	11,475,515	—	11,475,515	—
Receivable from broker-dealers and clearing organizations	778,127	778,127	—	778,127	—
Receivable from customers	757,820	757,820	—	757,820	—
Other financial assets	16,898	17,792	2,361	7,003	8,398

Total financial assets	$36,592,332	$36,593,226	$459,376	$36,125,422	$8,398

Liabilities
Securities sold under repurchase agreements	$23,155,357	$23,155,357	$—	$23,155,357	$—
Securities loaned	14,805,880	14,805,880	—	14,805,880	—
Payable to customers	2,484,373	2,484,373	—	2,484,373	—
Payable to broker-dealers and clearing organizations	151,483	151,483	—	151,483	—
Notes payable, net of unamortized issuance costs	187,977	185,989	—	185,989	—

Total financial liabilities	$40,785,070	$40,783,082	$—	$40,783,082	$—

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

6. DERIVATIVE INSTRUMENTS

The Company does not have any derivative instruments designated as hedging instruments under ASC 815, Derivatives and Hedging. The fair value of the Company’s derivative instruments on a gross basis consisted of the following at September 30, 2025 and December 31, 2024:

($ in thousands)		September 30, 2025		December 31, 2024
Derivative Assets	Financial Statements Caption	Fair Value	Notional Value	Fair Value	Notional Value
Listed equity options	Financial instruments owned	$144,190	$8,791,258	$681,349	$28,088,199
Listed equity index options	Financial instruments owned	3,585,072	83,439,876	1,386,794	24,761,662
Security-based swaps	Financial instruments owned	598,541	1,658,794	201,990	1,447,053
Derivative Liabilities
Listed equity options	Financial instruments sold, not yet purchased	$1,409,029	$8,294,573	$4,199,996	$28,028,846
Listed equity index options	Financial instruments sold, not yet purchased	11,274,890	83,439,876	3,985,055	24,761,662
Security-based Swaps	Financial instruments sold, not yet purchased	4,430,352	1,859,704	2,028,016	7,177,941

The following table summarizes the net gain (loss) from derivative instruments, excluding any offsetting gains or losses from associated financing and economic hedging activity, for the nine months ended September 30, 2025 and 2024:

($ in thousands)		Nine Months Ended September 30,
Derivative instruments not designated as hedging instruments:	Financial Statement Caption	2025	2024
Listed equity options	Net financing revenues	$(1,726,765)	$(125,886)
Listed equity index options	Net financing revenues	(190,548)	64,507
Security-based swaps	Net financing revenues	(2,031,549)	(931,484)

Offsetting of Derivatives

The Company enters into master netting and collateral agreements with all of its security-based swap counterparties. Where legally enforceable, these master netting and collateral agreements give the Company, in the event of default by the counterparty, the right to offset receivables, including cash collateral received, and payables with the same counterparty. At September 30, 2025 and December 31, 2024, the Company had the following derivative assets and derivative liabilities under master netting and collateral agreements:

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	September 30, 2025
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the condensed consolidated statement of financial condition	Net amounts presented	Amounts not offset in the condensed consolidated statement of financial condition(2)		Net amount
				Counterparty netting	Cash collateral
Derivative assets
Security-based swaps	$598,541	$—	$598,541	$(13,958)	$(343,230)	$241,353
Derivative liabilities
Security-based swaps	$4,430,352	$—	$4,430,352	$(13,958)	$(4,014,264)	$402,130

($ in thousands)	December 31, 2024
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the condensed consolidated statement of financial condition	Net amounts presented	Amounts not offset in the condensed consolidated statement of financial condition(2)		Net amount
				Counterparty netting	Cash collateral
Derivative assets
Security-based swaps	$201,990	$—	$201,990	$(1,098)	$(200,892)	$—
Derivative liabilities
Security-based swaps	$2,028,016	$—	$2,028,016	$(1,098)	$(1,995,670)	$31,248

(1)

Includes all gross balances related to securities-based swaps balances irrespective of whether they are transacted under legally enforceable master netting and collateral agreements or whether the Company has obtained sufficient evidence of enforceability of the master netting and collateral agreement. The gross balance of derivative assets and derivative liabilities which are documented under master netting and collateral agreements for which the Company has not yet obtained sufficient evidence of legal enforceability was $598.5 million and $4,430.4 million, respectively, at September 30, 2025, and $202.0 million and $2,028.0 million, respectively, at December 31, 2024.

(2)

Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20, Balance Sheet—Offsetting, and ASC 815, Derivatives and Hedging, but which provide the Company with the legal right to offset in the event of default.

7. COLLATERALIZED AGREEMENTS AND FINANCING

The Company enters into collateralized transactions including resale agreements and repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions, obtain securities for settlement, and meet customers’ needs.

Although the Company only offsets collateralized transactions when the requirements of ASC 210-20, Balance Sheet—Offsetting, are met, substantially all of these transactions are documented

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

under industry standard master netting agreements which reduce the Company’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. In addition, the Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the table below, the amounts of collateralized transactions that are offset on the Condensed Consolidated Statements of Financial Condition and netted against financial liabilities with specific counterparties under legally enforceable master netting agreements if counterparties were to default, are presented to provide financial statements readers with the Company’s estimate of its net exposure to counterparties for these consolidated financial instruments.

($ in thousands)	September 30, 2025
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the Condensed Consolidated Statement of Financial Condition	Net amounts presented	Amounts not offset(2)	Net amount
Offsetting of Financial Assets:
Securities purchased under agreements to resell	$37,039,422	$(11,943,916)	$25,095,506	$25,044,785	$50,721
Securities borrowed	14,170,625	—	14,170,625	13,785,770	384,855
Securities received as collateral	3,557,112	—	3,557,112	3,557,112	—

Total	$54,767,159	$(11,943,916)	$42,823,243	$42,387,667	$435,576

Offsetting of Financial Liabilities:
Securities sold under agreements to repurchase	$35,871,970	$(11,943,916)	$23,928,054	$23,910,605	$17,449
Securities loaned	21,700,308	—	21,700,308	21,265,719	434,589
Obligation to return collateral	3,557,112	—	3,557,112	3,557,112	—

Total	$61,129,390	$(11,943,916)	$49,185,474	$48,733,436	$452,038

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	December 31, 2024
	Gross amounts of recognized assets/ liabilities(1)	Amounts offset in the Condensed Consolidated Statement of Financial Condition	Net amounts presented	Amounts not offset(2)	Net amount
Offsetting of Financial Assets:
Securities purchased under agreements to resell	$32,458,706	$(9,351,749)	$23,106,957	$23,051,463	$55,494
Securities borrowed	11,475,515	—	11,475,515	11,040,630	434,885
Securities received as collateral	3,471,261	—	3,471,261	3,471,261	—

Total	$47,405,482	$(9,351,749)	$38,053,733	$37,563,354	$490,379

Offsetting of Financial Liabilities:
Securities sold under agreements to repurchase	$32,507,106	$(9,351,749)	$23,155,357	$23,070,738	$84,619
Securities loaned	14,805,880	—	14,805,880	14,225,695	580,185
Obligation to return collateral	3,471,261	—	3,471,261	3,471,261	—

Total	$50,784,247	$(9,351,749)	$41,432,498	$40,767,694	$664,804

(1)	Substantially all of the gross carrying amounts of these arrangements are subject to enforceable netting agreements.
(2)

Amounts relate to master netting and collateral agreements which are not permitted to be offset on the face of the Consolidated Statement of Financial Condition in accordance with ASC 210-20, Balance Sheet—Offsetting, but which provide the Company with the legal right to offset in the event of default. This column also includes the fair value of collateral received or posted subject to enforceable credit support agreements.

Under most collateralized financing agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into collateralized financing transactions to deliver these securities to counterparties or clearing organizations to cover short positions. At September 30, 2025 and December 31, 2024, substantially all of the securities received as collateral were delivered or repledged.

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of September 30, 2025.

($ in thousands)	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$31,417,865	$4,353,321	$100,784	$—	$35,871,970
Securities loaned	20,973,773	494,581	231,954	—	21,700,308
Obligation to return securities received as collateral	—	—	—	3,557,112	3,557,112

Total	$52,391,638	$4,847,902	$332,738	$3,557,112	$61,129,390

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	Class of collateral pledged
	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$28,366,003	$117,323	$—	$28,483,326
Equities	—	21,455,482	3,557,112	25,012,594
Corporate debt securities	703,123	127,503	—	830,626
US Agency bonds and notes	6,802,844	—	—	6,802,844

Total	$35,871,970	$21,700,308	$3,557,112	$61,129,390

The below two tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2024.

($ in thousands)	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$24,759,174	$7,246,198	$403,848	$97,886	$32,507,106
Securities loaned	14,093,853	670,627	41,400	—	14,805,880
Obligation to return securities received as collateral	—	25,317	—	3,445,944	3,471,261

Total	$38,853,027	$7,942,142	$445,248	$3,543,830	$50,784,247

($ in thousands)	Class of collateral pledged
	Securities sold under repurchase agreements	Securities loaned	Obligation to return securities received as collateral	Total
U.S. Treasury bonds and notes	$24,594,242	$116,515	$—	$24,710,757
Equities	—	14,476,567	3,471,261	17,947,828
Corporate debt securities	616,526	212,798	—	829,324
US Agency bonds and notes	7,296,338	—	—	7,296,338

Total	$32,507,106	$14,805,880	$3,471,261	$50,784,247

In the normal course of business, the Company pledges securities with clearing organizations to satisfy daily margin and clearing fund requirements.

8. GOODWILL AND INTANGIBLE ASSETS

The following table presents the Company’s goodwill for the nine months ended September 30, 2025 and year ended December 31, 2024:

($ in thousands)	Amount
Goodwill balance at December 31, 2023	$10,132
Additions in 2024	19,014

Goodwill balance at December 31, 2024	$29,146
Additions in 2025	—

Goodwill balance at September 30, 2025	$29,146

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

During 2024, the Company changed its annual goodwill impairment testing date from December 31st to October 1st—refer to Note 2, Significant Accounting Policies—Change in Accounting Principle for detailed discussion. As of October 1, 2024, the Company’s annual impairment test of goodwill was completed at the reporting unit level, and no impairment charges were determined to be necessary.

The Company’s intangible assets consisted of acquired intangible assets related to past business combinations and asset purchases, capitalized software costs, and other at September 30, 2025 and December 31, 2024:

($ in thousands)	September 30, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Capitalized software	$143,904	$(43,080)	$100,824	3-5
Customer relationships	44,790	(35,537)	9,253	7-12
Acquired developed technology	11,708	(4,572)	7,136	3-5
Trade name	200	(133)	67	1.5
Other	400	(106)	294

Total	$201,002	$(83,428)	$117,574

($ in thousands)	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Useful Lives (Years)
Capitalized software	$101,395	$(27,928)	$73,467	3-5
Customer relationships	44,790	(30,849)	13,941	7-12
Acquired developed technology	11,708	(2,246)	9,462	3-5
Trade name	200	(33)	167	1.5
Other	345	(11)	334

Total	$158,438	$(61,067)	$97,371

Amortization expense relating to finite-lived intangible assets included in amortization of intangibles on the Condensed Consolidated Statements of Comprehensive Income was $24.4 million and $19.8 million for the nine months ended September 30, 2025 and 2024, respectively. The total amount charged to expense for amortization and write down of capitalized software in the Condensed Consolidated Statements of Comprehensive Income was $17.2 million and $13.7 million for the nine months ended September 30, 2025 and 2024, respectively. The total expense includes impairment charges of $0.1 million and $4.2 million for the nine months ended September 30, 2025 and 2024, respectively, due to capitalized software assets for projects that were fully abandoned by the Company and consequently had no value.

The Company expects to record amortization expense (excluding capitalized software costs of projects which have not yet been placed into service and the timing of their amortization depends on future developments) as follows over the next five years as of September 30, 2025:

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Year	Amount
($ in thousands)
Remainder of 2025	$10,378
2026	37,901
2027	27,564
2028	21,951
2029	14,788
2030	6,989

9. BORROWINGS

Revolving Credit Agreements

On December 4, 2020, CS LLC entered into a revolving credit agreement (the “Committed Facility”) with a consortium of banks which has been extended and amended annually. The Committed Facility was amended to $315.0 million in aggregate on December 2, 2023, $440.0 million in aggregate on November 12, 2024 and again to $515.0 million in aggregate on December 20, 2024. The Committed Facility consists of five borrowing bases: (i) Borrowing Base A Loan is to be used to finance the purchase and settlement of securities, (ii) Borrowing Base B Loan is to be used to fund margin deposits with the National Securities Clearing Corporation (“NSCC”), (iii) Borrowing Base C Loan is to be used to fund, under certain circumstances, customer withdrawals, (iv) Borrowing Based D Loan includes borrowings to cover Fixed Income Clearing Corporation (“FICC”) mortgage-backed securities (“MBS”) blackout periods, and (v) Borrowing Base E is to fund margin at domestic Futures/Options clearing houses. Outstanding borrowing balances under Base A are collateralized by certain firm and client collateral available to the Company.

The limits and interest rates for each of the Borrowing Bases as of September 30, 2025 are shown below:

($ in thousands)	Prior Limit	Current Limit	Interest Rate
Borrowing Base A	315,000	515,000	Overnight Base + 1.5%
Borrowing Base B	210,000	386,250	Overnight Base + 2.5%
Borrowing Base C	210,000	386,250	Overnight Base + 2.5%
Borrowing Base D	210,000	386,250	Base + 2.0%
Borrowing Base E	210,000	386,250	Base + 2.0%

In connection with the latest amendments to the Committed Facility in 2024 and 2023, CS LLC incurred issuance costs of $2.2 million and $1.2 million, respectively, which are being amortized over the term of the agreements. Included in Other assets at September 30, 2025 and December 31, 2024 were $0.4 million and $2.0 million, respectively, representing the unamortized balance of these costs. Recorded in Net financing revenues on the Condensed Consolidated Statement of Comprehensive Income for the nine months ended September 30, 2025 and 2024, was $1.7 million and $0.9 million, respectively, representing the amortization of the issuance costs.

The Committed Facility contains customary financial covenants, including affirmative and negative financial and operating covenants, and at September 30, 2025, requires CS LLC to maintain minimum Tangible Net Worth of $487.5 million, minimum Excess Net Capital of $300.0 million, and maximum of Leverage Ratio, adjusted for certain collateralized arrangements, of 9.0 (all these ratios as

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

defined in the agreement). These covenants might restrict its ability to transfer net assets to CSG, its parent company, in the form of dividend payments, loans or advances. At September 30, 2025, December 31, 2024, and the date of the filing of these Condensed Consolidated Statements of Financial Condition, CS LLC was in compliance with all of its covenants related to this agreement.

As of September 30, 2025 and December 31, 2024, CS LLC had an uncommitted credit agreement (the “Uncommitted Facility”). The agreement was amended and extended on November 12, 2024, for a total maximum amount of $200.0 million, and consisted of three borrowing bases: (i) Borrowing Base A for Margin Loans used to finance the purchase and settlement of securities and for general working capital purposes at 1.5% plus the bank’s overnight base rate, (ii) Borrowing Base B which is available up to $10.0 million of unsecured overnight loans at the bank’s prime commercial rate as in effect on such day, and (iii) Borrowing Base C which is available up to $150.0 (and up to $150.0 together with the overnight loans) for Clearinghouse Margin Loans used to finance NSCC deposit requirements and OCC excess margin deposits, at the bank’s prime commercial rate as in effect on such day. Loans made under this facility are repayable on demand. In connection with the Uncommitted Facility, the Company did not incur any issuance costs.

The Committed Facility and the Uncommitted Facility include unused commitment fees of 0.50% and 0.125% per annum, respectively, on the average daily unused portion of these facilities which are payable quarterly in arrears. Included in Professional fees, marketing and other expenses for the nine months ended September 30, 2025 and 2024, were $2.1 million and $1.2 million, respectively, representing unused line of credit fees paid to the bank.

On September 23, 2025, CS UK entered into a Revolving Credit Facility (the “UK Facility”) with a consortium of banks (collectively, the “UK Lenders”). Under the UK Facility, the UK Lenders have committed to provide CS UK with a revolving credit facility of up to $55.0 million during a credit period ending September 22, 2026. Amounts borrowed under the UK Facility will bear interest at BMO Bank N.A.’s commercial prime rate, which was 7.25% per annum, as of September 23, 2025, paid monthly. The UK Facility is subject to certain covenants, including restrictions for the UK Facility’s use and duration of any drawdowns, and financial covenants relating to CS UK’s minimum regulatory capital requirements. The UK Facility includes unused commitment fees of 0.50% per annum on the average daily unused portion of the UK Facility which are payable quarterly in arrears.

The following summarizes the Company’s revolving lines of credit carrying values and the related unamortized debt issuance costs, where applicable.

($ in thousands)	September 30, 2025
	Financing Available	Borrowing Outstanding	Deferred Debt Issuance Cost
Revolving Credit Agreement	$515,000	$—	$369
Uncommitted Credit Agreement	200,000	—	—
UK Facility	55,000	—	641

	$770,000	$—	$1,010

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	December 31, 2024
	Financing Available	Borrowing Outstanding	Deferred Debt Issuance Cost
Revolving Credit Agreement	$515,000	$—	$2,029
Uncommitted Credit Agreement	200,000	—	—

	$715,000	$—	$2,029

Notes Payable

The following summarizes the Company’s term borrowing balances outstanding, net of unamortized discount or premium and debt issuance costs, where applicable:

($ in thousands)	September 30, 2025
	Maturity Date	Interest Rate	Outstanding Principal	Deferred Debt Issuance Cost	Outstanding Borrowings, net
2025 Senior Unsecured Notes	October 2025	6.0%	45,000	—	45,000
2026 Senior Unsecured Notes	May 2026	5.875%	46,500	137	46,363
2029 Senior Unsecured Notes	October 2029	8.25%	80,000	1,326	78,674
2030 Senior Unsecured Notes	September 2030	8.0%	221,500	$4,737	216,763

Total			$393,000	$6,200	$386,800

($ in thousands)	December 31, 2024
	Maturity Date	Interest Rate	Outstanding Principal	Deferred Debt Issuance Cost	Outstanding Borrowings, net
2025 Senior Unsecured Notes	October 2025	6.0%	50,000	161	49,839
2026 Senior Unsecured Notes	May 2026	5.875%	60,000	293	59,707
2029 Senior Unsecured Notes	October 2029	8.25%	80,000	1,569	78,431

Total			$190,000	$2,023	$187,977

Issuance of 2024 Senior Unsecured Notes

On December 20, 2019, CSH LLC closed on a $25.0 million senior unsecured note offering (the “2024 Notes”). The 2024 Notes matured on December 30, 2024 and had a fixed annual interest rate of 6.5% per annum. The interest rate was contractually dependent on the Company maintaining a minimum credit rating of A- (or equivalent). If the rating of the Company would have been BBB+, BBB, or BBB-, then the interest rate would have increased by a minimum of 0.25% per annum. If the rating would have been BB+, BB, or BB- then the interest rate would have increased by a minimum of 0.75% per annum, up to a maximum of 8.5% per annum if the Company would have failed to maintain any rating. The placement agreements related to the 2024 Notes also contained customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

requirements. The 2024 Notes contained a minimum liquidity covenant requiring that, so long as any of the 2024 Notes were outstanding, the Company was not to declare or pay any cash dividends or cash distributions to any members of the Company unless, at such time, the Company had at least $25.0 million in unrestricted cash and cash equivalents. The Company fully repaid the 2024 Notes upon maturity in December 2024.

In connection with the issuance of the 2024 Notes, the Company incurred issuance costs of $0.9 million, all of which were amortized at December 31, 2024. These deferred issuance costs were amortized over the term of the 2024 Notes and were recorded in Notes payable, net of unamortized issuance costs on the Condensed Consolidated Statements of Financial Condition. For the nine months ended September 30, 2024, the Company recorded $0.1 million of amortization in Interest expense on borrowings on the Condensed Consolidated Statements of Comprehensive Income.

Issuance of 2025 Senior Unsecured Notes

On October 8, 2020, Clear Street Capital LLC (“Clear Street Capital”) issued $50.0 million in aggregate principal amount of senior unsecured notes (the “2025 Notes”). Effective December 31, 2020, CSH LLC assumed the 2025 Notes from Clear Street Capital in conjunction with Clear Street Capital’s merger with and into CSH LLC. The 2025 Notes mature on October 15, 2025, and have a fixed annual interest rate of 6.0% per annum. The interest rate is dependent on the Company maintaining a minimum credit rating of A- (or equivalent). If the rating of the Company is BBB+, BBB, or BBB-, then the interest rate will increase by a minimum of 0.25% per annum. If the rating is BB+, BB, or BB- then the interest rate will increase by a minimum of 0.75% per annum, up to a maximum of 8.0% per annum if the Company fails to maintain any rating. The 2025 Notes purchase agreement related to the 2025 Notes also contains customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2025 Notes contain a minimum liquidity covenant requiring, so long as any of the 2025 Notes are outstanding, the Company will not declare or pay any cash dividends or cash distributions to any members of the Company unless, at such time, the Company shall have at least $25.0 million in unrestricted cash and cash equivalents. Upon a change in control, as defined in the agreement, all holders of the 2025 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus accrued and unpaid interest. The 2025 Notes are redeemable by CSH LLC in an amount not less than $2.5 million in the case of a partial redemption at 100% of the principal amount prepaid, plus accrued but unpaid interest.

In connection with the placement of the 2025 Notes, the Company incurred issuance costs of $1.1 million, of which $0.0 million and $0.2 million were unamortized at September 30, 2025 and December 31, 2024, respectively. These deferred issuance costs are amortized over the term of the 2025 Notes and are recorded in Notes payable, net of unamortized issuance costs on the Condensed Consolidated Statements of Financial Condition. For the nine months ended September 30, 2025 and 2024, the Company recorded $0.2 million and $0.2 million, respectively, of amortization in Interest expense on borrowings on the Condensed Consolidated Statements of Comprehensive Income.

In connection with the issuance of its 2030 Notes, the Company early redeemed $5.0 million aggregate principal amount of the 2025 Notes at par.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Issuance of 2026 Senior Unsecured Notes

On May 6, 2021, CSH LLC closed on an additional $60.0 million senior unsecured note offering (the “2026 Notes”). The 2026 Notes mature on May 15, 2026 and have a fixed annual interest rate of 5.875% per annum. The interest rate is dependent on the Company maintaining a minimum credit rating of A- (or equivalent). If the rating of the Company is BBB+, BBB, or BBB-, then the interest rate will increase by a minimum of 0.25% per annum. If the rating is BB+, BB, or BB-, the interest rate will increase by a minimum of 0.75% per annum. If the Company fails to maintain any rating, the interest rate will increase by 2.00%. The placement agreements related to the 2026 Notes also contain customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2026 Notes contain a minimum liquidity covenant requiring, so long as any of the 2026 Notes are outstanding, the Company will not declare or pay any cash dividends or cash distributions to any members of the Company unless, at such time, the Company shall have at least $25.0 million in unrestricted cash and cash equivalents. Upon a change in control, as defined in the agreement, all holders of the 2026 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus accrued and unpaid interest. The 2026 Notes are redeemable by CSH LLC at 100% of the principal amount prepaid, plus accrued but unpaid interest.

In connection with the placement of the 2026 Notes, the Company incurred issuance costs of $1.0 million, of which $0.1 million and $0.3 million were unamortized at September 30, 2025 and December 31, 2024, respectively. These deferred issuance costs are amortized over the term of the 2026 Notes and are recorded in Notes payable, net of unamortized issuance costs on the Condensed Consolidated Statements of Financial Condition. For the nine months ended September 30, 2025 and 2024, the Company recorded $0.2 million and $0.2 million, respectively, of amortization included in Interest expense on borrowings on the Condensed Consolidated Statements of Comprehensive Income.

In connection with the issuance of its 2030 Notes, the Company early redeemed $13.5 million aggregate principal amount of the 2026 Notes at a discount to par.

Issuance of 2029 Senior Unsecured Notes

On October 23, 2024, CSH LLC closed on a $80.0 million senior unsecured note offering (the “2029 Notes”). The 2029 Notes mature on October 30, 2029 and have a fixed annual interest rate of 8.25% per annum. The interest rate is dependent on the Company maintaining a minimum credit rating of BBB- (or equivalent). If the rating of the Company is BB+ or lower, then the interest rate will increase to 9% per annum. If there is no rating, then the interest rate will increase to 10.25% per annum. CSH LLC may at its option redeem at any time all or part of the Notes, for the outstanding principal and a make-whole premium, as specified in the agreement.

The note placement agreements related to the 2029 Notes also contain customary financial covenants including maintenance of debt and interest coverage ratios and minimum net worth requirements. The 2029 Notes contain a minimum liquidity covenant requiring, so long as any of the 2029 Notes are outstanding, that CSH LLC will not declare or pay any cash dividends or cash distributions unless, at such time, is has at least $25.0 million in unrestricted cash and cash equivalents. Upon a change in control, as defined in the agreement, all holders of the 2029 Notes have the right to require CSH LLC to repurchase all their holdings for 101% of the principal amount, plus

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

accrued and unpaid interest. Until October 30, 2026, the 2029 Notes are redeemable for a make-whole payment of 104.125% of the outstanding principal redeemed plus any excess remaining scheduled payments, as defined in the 2029 Notes purchase agreement. Between October 30, 2026, and October 29, 2027, the 2029 Notes are redeemable, in whole or in part, at 104.125% of the outstanding principal redeemed, plus accrued but unpaid interest. Between October 30, 2027, and October 29, 2028, the 2029 Notes are redeemable, in whole or in part, at 102.0625% of the outstanding principal redeemed, plus accrued but unpaid interest. After October 29, 2028, the 2029 Notes are redeemable at par, plus accrued but unpaid interest.

In connection with the placement of the 2029 Notes, the Company incurred issuance costs of $1.6 million, of which $1.3 million and $1.6 million were unamortized at September 30, 2025 and December 31, 2024, respectively. These deferred issuance costs are amortized over the term of the 2029 Notes and are recorded in Notes payable, net of unamortized issuance costs on the Condensed Consolidated Statements of Financial Condition. For the nine months ended September 30, 2025, the Company recorded $0.2 million of amortization included in Interest expense on borrowings on the Condensed Consolidated Statements of Comprehensive Income.

Issuance of 2030 Senior Unsecured Notes

On September 17, 2025, CSH LLC closed on a $221.5 million senior unsecured note offering (the “2030 Notes”). The 2030 Notes mature on September 30, 2030, and have a fixed annual interest rate of 8.00% per annum. The interest rate is subject to adjustment based on the credit rating of the 2030 Notes. If the 2030 Notes are rated below investment grade, the interest rate increases by 1%. If the rating falls below BB- (or its equivalent), the interest rate increases by an additional 1%. If the 2030 Notes are unrated, the interest rate increases by 2% during the period in which there is no rating.

The 2030 Notes include financial covenants requiring the maintenance of specified leverage and interest coverage ratios and minimum net worth and consolidated EBITDA thresholds. The 2030 Notes also include customary affirmative and negative covenants, including limitations on indebtedness of CSH LLC’s non-regulated subsidiaries. CSH LLC has established, and is required to maintain, a funded interest reserve equal to the aggregate interest payable on the 2030 Notes over the next twelve months, which is held in a designated interest reserve account.

As part of the 2030 Notes issuances, the Company repurchased $5.0 million in aggregate principal amount of the 2025 Notes at par plus accrued interest and $13.5 million in aggregate principal amount of the 2026 Notes at a discount to par plus accrued interest. In connection with the placement of the 2030 Notes, the Company incurred issuance costs of $4.7 million.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

At September 30, 2025, aggregate future required minimum principal payments based on the terms of the term borrowings were as follows:

Year
($ in thousands)
Remainder of 2025	$45,000
2026	46,500
2027	—
2028	—
2029	80,000
2030	221,500

$393,000

10. TEMPORARY EQUITY, STOCKHOLDERS’ EQUITY AND EARNINGS PER SHARE

Common Stock

The Company has three classes of authorized Common Stock. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class X Common Stock and Class Z Common Stock is entitled to ten votes per share. Shares of the Company’s Common Stock generally vote together as a single class on all matters submitted to a vote of the Company’s stockholders. Class X common stock is not entitled to receive dividends or other distributions.

Issuances of Common Stock are determined at the discretion of the Company. At September 30, 2025, the total number of shares of all classes of stock which CSG had the authority to issue was 654.9 million shares, including 294.9 million shares of Class A Common Stock.

During June and July of 2024, the Company redeemed 2.2 million shares of vested Class A Common Stock from certain of the Company’s employees.

During June and July of 2025, the Company redeemed 0.1 million shares of vested Class A Common Stock from certain of the Company’s employees.

Refer to Note 11, Equity-Based Compensation, for additional information regarding the Company’s equity-based compensation plan.

Refer to Note 1, Organization and Description of Business—Corporate Simplification, for a description of the shareholder exchange transaction that resulted in the termination of the Company’s Up-C structure.

Redeemable Preferred Stock

Series A Preferred Stock

In October 2021, the Company issued 1,400,000 shares of a fixed rate reset perpetual cumulative Series A preferred stock (“Series A Preferred Stock”), for aggregate consideration of $35.0 million. In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock then-outstanding are entitled to receive an amount per share equal to

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

the sum of $25.00 per share, plus all then accrued and unpaid dividends, prior to any payment on the Company’s Series B Preferred Stock or common stock. The holders of shares of the Series A Preferred Stock have the right to elect two directors of the Company whenever dividends on the Series A Preferred Stock are in arrears for six or more Dividend Payments Dates (as defined below) and the right to a separate 2/3 vote of the Series A Preferred Stock on amendments to the Company’s certificate of incorporation that would materially adversely affect the powers, preferences, privileges, or rights of the Series A Preferred Stock. The Series A Preferred Stock have the right to vote together with other classes of the Company’s voting stock on all other matters on which stockholders generally are entitled to vote.

The holders of Series A Preferred Stock are entitled to receive dividends quarterly, commencing on January 30, 2022, (“Dividend Payment Date”) at a rate of 7.0% from the date of issuance up to, but excluding October 30, 2026 (“First Reset Date”) and thereafter, at the rate equal to the sum of the five-year treasury rate as of the most recent reset date (i.e., each date falling on the fifth anniversary of the preceding reset date) and 6.0% during each Reset Period from, and including the First Reset Date.

The Company, at its option, may redeem the Series A Preferred Stock, in whole or in part, on any Dividend Payment Date on or after the First Reset Date for $25.00 per share plus accrued but unpaid dividends, whether declared or not. Additionally, in the event of a change in control of the Company or CSH LLC prior to the First Reset Date, the Company will have the right to redeem the Series A Preferred Stock at a price of $25.50 per share plus accrued and unpaid dividends. The Series A Preferred Stock is not convertible.

Upon issuance, the Series A Preferred Stock were classified in permanent equity. However, following the Markets Business transaction (See Note 17, Discontinued Operations) the Company’s controlling shareholder became a holder of 4.9 million of Series B-1 Preferred Stock. As a result, all classes of preferred stock of the Company were reclassified from permanent equity to temporary equity, as they could become redeemable upon deemed liquidation events, which are no longer considered to be within the control of the Company. Since the Series A Preferred Stock will become redeemable by the Company after the first Reset Date, the Company accretes the changes in the redemption value using an effective interest method over the period from the date of reclassification to the earliest redemption date.

During October 2024, the Company mutually agreed with holders of 0.4 million Series A Preferred Stock to redeem them for total proceeds of $11.0 million.

For the nine months ended September 30, 2025 and 2024, the Company declared and paid $1.3 million and $1.8 million, respectively, in dividends to holders of the Series A Preferred Stock.

Series B Preferred Stock

As of September 30, 2025, the Company was authorized to issue 97.9 million shares of Series B Preferred Stock, in two series, with a par value of $0.00001 per share (“Series B Preferred Stock”). In the event of a liquidation, dissolution or winding up of the Company, the Series B Preferred Stock then-outstanding takes precedence over the Company’s common stock with respect to the payment of dividends and the distribution of assets, but is subordinated to the Series A Preferred Stock. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The Series B Preferred Stock initially converts 1:1 to common stock at any time at the option of the Holders, subject to anti-dilution adjustments. Each share of Series B Preferred Stock will automatically convert into the Company’s common stock at the then applicable conversion rate (i) in the event of a firm commitment underwritten public offering with net proceeds to the Company of not less than $100 million, or (ii) upon the written consent of the Holders.

Dividends will be paid on the Series B Preferred Stock on an as-converted basis when, as, and if paid on the common stock. Upon the initial closing of the sale of Series B Preferred Stock in April 2022, the Board of Directors of the Company included two directors who were designated by the VC Firm that was the lead investor in the Series B Preferred Stock issuance.

In 2023, the Company issued Series B-1 Preferred Stock for an aggregate amount net of issuance costs of $516.5 million, with the VC Firm as the lead investor. In connection with its investment in the Company, in December 2023 the VC Firm was also granted a right to purchase up to an aggregate of 12.0 million additional shares of the Company’s Series B-1 Preferred Stock at $8.35 per share for a total exercise price of $100.0 million during the subsequent 12 months (the “VC”).

On December 27, 2024, the VC Firm exercised the VC Right to Purchase an additional 2.4 million shares of the Company’s Series B-1 Preferred Stock at $8.35 per share for a total exercise price of $20.0 million. The Company also agreed to extend the term of the VC Right to Purchase with respect to the remaining $80.0 million for an additional 12 months. In connection with the VC Firm’s exercise, the Company incurred issuance costs of $0.5 million during 2024.

Upon issuance, the Series B preferred stock were classified in permanent equity. However, following the Markets Business transaction (See Note 17, Discontinued Operations) the Company’s controlling shareholder became a holder of 4.9 million of Series B-1 Preferred Stock. As a result, all classes of preferred stock of the Company are considered contingently redeemable, as they are redeemable upon deemed liquidation events, which are no longer considered to be within the control of the Company. Accordingly, all classes of preferred stock were reclassified from permanent equity to temporary equity on the Company’s Consolidated Statement of Financial Condition.

In a deemed liquidation event, the Series B-1 Preferred Stock are redeemable for the higher of (i) the original issue price ($8.35 per share of Series B-1 Preferred Stock, $5.79 per share of Series B-2 Preferred stock), subject to certain adjustments and (ii) an amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such deemed liquidation event, subject to certain adjustments.

The redemption provisions are not currently considered probable, as a deemed liquidation event is not considered likely to occur. Therefore, the Series B Preferred Stock amounts included in temporary equity are not subsequently adjusted.

The VC Right to Purchase was initially recognized in equity, as the ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), criteria to classify a financial instrument other than an outstanding share as a liability were assessed, as required, at inception of the instrument, and were found to not require classification as a liability. Since the VC Right to Purchase is not a mandatorily redeemable instrument, the Company made an accounting policy election not to subsequently reassess whether an instrument should be classified as an asset or liability under ASC 480. ASC 815-40 requires an issuer to reassess equity contracts at each balance sheet date, and according to management’s

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

reassessment until the term extension described below, the VC Right to Purchase continued to meet all the criteria to be classified in equity. In addition, freestanding derivative instruments that are classified in stockholders’ equity pursuant to Subtopic 815-40 are not subject to the redeemable equity guidance.

On December 27, 2024, the Company extended the term of the remaining unexercised VC Right to Purchase to December 31, 2025. The extension required the instrument to be accounted for as an extinguishment and re-issuance, which necessitated a reassessment of its classification.

Upon reassessment, the modified VC Right to Purchase was determined to be classified as a liability under ASC 480 as of the modification date, since it was deemed to be an instrument settled with another instrument that ultimately may require settlement by a transfer of assets. Accordingly, the Company reclassified the instrument at its fair value from equity to Warrant liability on the Consolidated Statement of Financial Condition. The incremental fair value created by the modification was recognized as a deemed dividend to Retained Earnings. The liability is subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

On September 30, 2025, the VC Firm exercised its right to purchase additional 0.6 million shares of Series B-1 Preferred Stock of the Company for $8.35 per share, for a total exercise price of $5.0 million.

The following tables set forth a summary of the Company’s preferred stock outstanding at September 30, 2025 and December 31, 2024.

	September 30, 2025
($ in thousands, except share data)	Shares Authorized to be Issued	Shares Issued and Outstanding	Carrying Value in Temporary Equity, Net of Issuance Cost	Issue Date	Earliest Redemption / Conversion Date	Dividend Rate in Effect	Aggregate liquidation preference
Series A	1,400,000	960,000	23,808	10/20/21	10/30/26	7.0%	24,000
Series B-1	95,466,593	85,286,952	713,717	4/13/22 -9/30/25	At any time	—	712,146
Series B-2	2,406,757	2,406,757	18,412	4/25/22	At any time	—	13,935

Total	99,273,350	88,653,709	755,937

	December 31, 2024
($ in thousands, except share data)	Shares Authorized to be Issued	Shares Issued and Outstanding	Carrying Value in Shareholder’s Equity, Net of Issuance Cost	Issue Date	Earliest Redemption / Conversion Date	Dividend Rate in Effect	Aggregate liquidation preference
Series A	1,400,000	960,000	$23,507	10/20/21	10/30/26	7.0%	$24,000
Series B-1	95,466,593	84,688,150	699,963	4/13/22 -12/27/24	At any time	—	707,146
Series B-2	2,406,757	2,406,757	18,412	4/25/22	At any time	—	13,935

Total	99,273,350	88,054,907	$741,882

Noncontrolling Interest

During the year ended December 31, 2024, the Company had an Up-C structure, where the controlling shareholder of the Company held direct ownership interests in CSH LLC. During such periods, a related party also held a preferred interest in CSH LLC. These interests were recorded on the balance sheet as noncontrolling interest and redeemable noncontrolling interest, respectively.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The redeemable preferred noncontrolling interest accrued interest at the Fed Fund rate plus 3.5% per annum starting from March 1, 2023 (Fed Fund rate plus 5% per annum until that date), and is recorded at the redemption value, which includes the interest accrued. The holder of the redeemable preferred interest had the right to require the Company to distribute the outstanding amount of preferred interest, which the Company could defer under certain circumstances. Since the redeemable preferred noncontrolling interest is currently redeemable, it is adjusted to its redemption amount at each balance sheet date. The preferred interest was fully redeemed as of December 16, 2024.

Shareholder Exchange Transaction—Termination of the Up-C Structure

On December 31, 2024, the Company’s controlling shareholder (which was also the noncontrolling interest holder in CSH LLC) exercised its right to exchange its direct ownership interest in CSH LLC for shares in the Company. This exchange simplified the Company’s corporate structure by eliminating its Up-C structure and converting it to a more traditional structure whereby all stockholders hold their voting and economic interests directly through CSG.

Refer to Note 1, Organization and Description of Business—Corporate Simplification for more details.

Earnings Per Share

Basic earnings per share is calculated utilizing net income available for common stockholders divided by the weighted average number of shares of Class A and Class Z common stock outstanding for that period.

The computation for the earnings per share is presented below (in thousands, except for per share data):

	Nine Months Ended September 30,
	2025	2024
Numerator
Net income from continuing operations	$157,196	$40,705
Less: Net income from continuing operations attributable to noncontrolling interest	—	20,153
Less: Net income from continuing operations attributable to redeemable noncontrolling interest	—	3,076
Less: dividends on Series A preferred stock	1,260	1,838
Less: accretion on Series A preferred stock	301	(342)
Less: undistributed earnings allocated to participating securities from continuing operations	59,087	11,719

Net income from continuing operations attributable to Clear Street Group Inc. shareholders for basic EPS	$96,548	$4,261

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

	Nine Months Ended September 30,
	2025	2024
Adjustment for diluted EPS
Plus: Effect of assumed conversion of vested stock options	18	—
Plus: Effect of assumed conversion of unvested share based compensation	—	—
Plus: Effect of assumed conversion of Series B Preferred Stock	58,885	11,688

Net income from continuing operations attributable to Clear Street Group Inc. shareholders for diluted EPS	$155,451	$15,949
Net income from discontinued operations, net of taxes	$—	$8,042
Less: Income attributable to participating preferred securities	—	4,838

Net income from discontinued operations attributable to Clear Street Group Inc. shareholders	$—	$3,204
Less: Net income from discontinued operations attributable to noncontrolling interest	—	2,350
Net income from discontinued operations attributable to Clear Street Group Inc shareholders for basic EPS	$—	$854
Adjustment for diluted EPS
Effect of assumed conversion of participating securities	—	—
Net income from discontinued operations attributable to Clear Street Group Inc shareholders for diluted EPS	$—	$854
Denominator:
Weighted average shares of common stock outstanding - basic
Class A	30,156,405	30,879,845
Class Z	112,605,223	—

	142,761,628	30,879,845
Weighted average ordinary share equivalents from participating convertible securities
Conversion of vested stock options	69,270	—
Conversion of unvested share based compensation	—	—
Conversion of Series B Preferred Stock	87,097,100	84,699,697

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

	Nine Months Ended September 30,
	2025	2024
Weighted average ordinary shares and ordinary share equivalent outstanding - diluted	229,927,998	115,579,542
Earnings per share attributable to Class A and Class Z common shares:
Basic earnings per share from continuing operations	$0.68	$0.14
Basic earnings per share from discontinued operations	—	0.03

Basic earnings per share attributable to stockholders	$0.68	$0.17
Diluted Earnings per share attributable to Class A and Class Z common shares:
Diluted earnings per share from continuing operations	$0.68	$0.14
Diluted earnings per share from discontinued operations	—	0.03

Diluted earnings per share attributable to stockholders(1)	$0.68	$0.17

(1)	The sum of the earnings per share amounts may not equal the totals due to rounding.

At September 30, 2025, the following instruments were contingently issuable and excluded from the computation of diluted earnings per share, as their vesting conditions were not satisfied as of September 30, 2025: 30.2 million unvested RSUs and employees’ options to purchase 9.6 million shares of Class A Common Stock. Additionally, the following instrument was excluded from the computation of diluted earnings per share, as its effect would have been anti-dilutive: VC Right to Purchase 9.0 million shares of Series B Preferred Stock.

At September 30, 2024, the following instruments were contingently issuable and excluded from the computation of diluted earnings per share, as their vesting conditions were not satisfied as of September 30, 2024: 25.4 million unvested RSUs and employees’ options to purchase 8.9 million shares of Class A Common Stock. Additionally, the following instruments were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive: the VC Right to Purchase 12.0 million of Series B Preferred Stock and redeemable preferred noncontrolling interest convertible to 3.0 million Series B convertible Preferred Stock.

11. EQUITY-BASED COMPENSATION

2021 Stock Incentive Plan

On March 18, 2021, the Company’s board of directors and stockholders approved the adoption of the Clear Street Group Inc. 2021 Stock Incentive Plan (as later amended and restated, the “2021 Stock Incentive Plan”) which provided a framework for the issuance of stock option awards and of restricted stock unit awards (“RSUs”) in CSG.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The Company grants RSUs and stock option awards pursuant to the 2021 Stock Incentive Plan for the purpose of retaining the services of certain employees, board members, and consultants of CSG (collectively, the “Participants”). The RSU and stock option awards relate to shares of Class A common stock in CSG. The RSUs time-vest in tranches over certain time periods (most commonly 4 years), as dictated in the RSU and Stock Option Issuance Agreements between the Company and each Participant. In addition to the service vesting condition, the RSUs and the vast majority of the stock options also contain a performance vesting condition, which requires a liquidity event to occur in order for the time-vested RSUs and stock options to fully vest. The performance condition was not deemed probable at any point from inception of the 2021 Stock Incentive Plan. Accordingly, no compensation expenses have been recognized for these awards for the nine months ended September 30, 2025 and 2024.

The fair value of each RSU is estimated on the grant date based on valuations of the Company’s share price performed periodically. Forfeitures are recognized as they occur. On September 30, 2025, the Company used the Hybrid Valuation Model to estimate the fair value of RSUs to be $20.81 per share, which represents an increase in value when compared to the fair value of $11.15 on December 31, 2024. 5.3 million and 6.7 million RSUs were granted to employees in the nine months ended September 30, 2025 and 2024, respectively. However the valuations are performed at specific points in time. Therefore, the fair market value of the grants on the grant dates was determined by interpolating between the common stock values derived from periodic independent third-party valuations, using an approach that considered the Company’s operating performance and prevailing market multiples of comparable companies during the intervening periods.

The Hybrid Valuation Model assumptions for determining the fair value of the RSUs at September 30, 2025 and December 31, 2024, were as follows:

	September 30, 2025	December 31, 2024
Expected term (in years)	0.75 - 2.00	2.00 - 2.50

Expected volatility	38.7% - 45.8%	39.0% - 42.5%

Expected dividend yield	0%	0%

Risk-free interest rate	3.60% - 3.75%	4.25% - 4.48%

Discount for lack of marketability	8.0% - 20.0%	13.0% - 23.0%

Other Stock Based Compensation Expenses

On April 15 2024, CSH LLC acquired certain customer contracts from T3 Trading Group LLC (“T3”) for purchase consideration paid at the closing of the transaction, along with milestone proceeds to be paid when specified revenue targets related to the customer contracts were met. As the transaction consideration had a continued employment requirement by the founder of T3, the transaction was accounted for as a compensatory arrangement. The closing purchase consideration and milestone proceeds consisted of both cash consideration and stock awards that were deemed to be equity classified. As of the transaction date, the milestone was probable of being achieved. The closing purchase consideration of $5.0 million in cash and 0.4 million Class A common stock with a grant date fair value of $2.4 million, and the milestone proceeds of $3.25 million in cash and 0.6 million Class A common stock with a grant date fair value of $3.7 million, are recognized over the requisite service periods, 6 months and 24 months, respectively, starting from the date of the transaction. Refer to the below for the assumptions utilized in the grant date fair value of the awards.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Equity Compensation Awards Activity

Stock Options

Pursuant to the 2021 Stock Incentive Plan as described above, stock options to purchase shares of Class A common stock in CSG (“Stock Option”) were granted. Each Stock Option time-vests in tranches over certain time periods (most commonly over a 4-year period), as dictated in the Stock Option Agreement with each participant, and expires no later than 10 years from the date of grant. The vast majority of the Stock Options also contain a performance vesting condition, which requires a liquidity event to occur in order for the time-vested Stock Options to fully vest.

The following table summarizes activity related to Stock Options for the nine months ended September 30, 2025 and the year ended December 31, 2024:

	Options Outstanding				Options Exercisable
	Number of Units	Weighted Average Grant Date Fair Value/ Unit	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Number of Stock Options	Weighted Average Exercise Price per Share
Stock Options
At December 31, 2023	3,546,917	$1.63	$8.35	8.54	45,312	$8.35
Granted	5,930,170	$2.87	$8.35	9.57	—	—
Exercised	—	—	—	—	—	—
Forfeited	(481,373)	$1.86	$8.35	—	—	—

At December 31, 2024	8,995,714	$2.35	$8.35	9.16	82,394	$8.35

Granted	962,375	$7.58	$10.84	9.52	—	—
Exercised	—	—	—	—	—	—
Forfeited	(258,422)	$1.23	$8.35	—	—	—

At September 30, 2025	9,699,667	$3.61	$8.60	8.58	104,582	$8.35

The fair value of the Stock Option grants in 2025 and 2024 was determined using a Black-Scholes option pricing model. On September 30, 2025, the Company used a Black-Scholes option pricing model to estimate the fair value of Stock Options to be $11.26 per option, which represents an increase in value when compared to the fair value of $5.55 on December 31, 2024. 1.0 million and 5.8 million Stock Options were granted to employees in the nine months ended September 30, 2025 and 2024, respectively, however the valuations are performed at specific points in time. Therefore, the fair market value of the grants on the grant dates was determined by using straight-line interpolation between the common stock values derived from periodic independent third-party valuations.

The option pricing model assumptions for determining the fair value of the Stock Options granted during the period ended September 30, 2025 and at December 31, 2024, were as follows:

	September 30,	December 31,
	2025	2024
Expected term (in years)	4	4
Expected volatility	61.0%-61.8%	44.3%
Expected dividend yield	— %	— %
Risk-free interest rate	3.80%-4.55%	4.33%

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Restricted Stock Units

The following is a summary of the RSUs’ activity for the nine months ended September 30, 2025 and year ended December 31, 2024:

	Number of Units	Weighted Average Grant Date Fair Value/Unit
RSUs
Outstanding at December 31, 2023	20,671,176	$5.42
Granted	7,802,538	$7.36
Forfeited	(1,861,537)	$5.61

Outstanding at December 31, 2024	26,612,177	$5.98

Granted	5,348,354	$14.47
Forfeited	(1,725,268)	$8.60

Outstanding at September 30, 2025	30,235,263	$7.61

All of the RSUs granted are non-vested as of September 30, 2025, since they only become vested upon a liquidity event of the Company.

Equity-Based Compensation Expense

For the nine months ended September 30, 2025 and 2024, the Company recognized no compensation expense related to the RSUs and Stock Options. No compensation expense will be recognized until a liquidity event is probable, at which time the Company will recognize a cumulative catch up of equity-based compensation expense equal to the portion of RSUs and Stock Options that are fully time-vested. As of September 30, 2025 and 2024, there was $265.3 million and $152.7 million of unrecognized compensation expense, respectively.

12. NET REVENUES

The following table presents the revenue of the Company disaggregated by type, as described in Note 2, Significant Accounting Policies, for the nine months ended September 30, 2025 and 2024:

($ in thousands)	Nine Months Ended September 30, 2025
	Net interest	Fair value through profit or loss	Services	Total
Net financing revenues
Customer margin financing	$40,635	$529,818	$—	$570,453
Collateralized financing	(140,340)	—	—	(140,340)
Financing trades	—	72,992	—	72,992
Other financing	12,606			12,606

Total net financing revenues	(87,099)	602,810	—	515,711

Transaction revenues, net
Commission and clearing income	—	2,742	68,816	71,558

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

($ in thousands)	Nine Months Ended September 30, 2025
	Net interest	Fair value through profit or loss	Services	Total
	Net interest	Fair value through profit or loss	Services	Total
Other fee income	—	—	79,552	79,552
Investment banking income	—	5,017	111,003	116,020

Total transaction revenues, net	—	7,759	259,371	267,130

Other revenues	—	—	866	866

Total other revenues	—	—	866	866

Total revenues	$(87,099)	$610,569	$260,237	$783,707

($ in thousands)	Nine Months Ended September 30, 2024
	Net interest	Fair value through profit or loss	Services	Total
Net financing revenues
Customer margin financing	$45,869	$239,834	$—	$285,703
Collateralized financing	(97,296)	—	—	(97,296)
Financing trades	—	11,562	—	11,562
Other financing	10,589	—	—	10,589

Total net financing revenues	(40,838)	251,396	—	210,558

Transaction revenues, net
Commission and clearing income	—	—	32,343	32,343
Other fee income	—	—	45,444	45,444
Investment banking income	—	—	12,546	12,546

Total transaction revenues, net	—	—	90,333	90,333

Other revenues	—	—	990	990

Total other revenues	—	—	990	990

Total revenues	$(40,838)	$251,396	$91,323	$301,881

For the nine months ended September 30, 2025, investment banking revenues consisted of $18.8 million of underwriting revenue and $0.8 million of M&A advisory revenue. For the nine months ended September 30, 2024, investment banking revenue consisted of $6.3 million of underwriting revenue and $6.2 million of M&A advisory revenue. The Company also generates investment banking revenue from acting as a placement agent on equity capital markets transactions, including private investment in public equity (“PIPE”) and other equity offerings. For the nine months ended September 30, 2025 and September 30, 2024, the Company had generated $96.4 million and $0.0 million from such placement agent activities, respectively.

For the nine months ended September 30, 2025, Net financing revenues include net gains of $4,530.0 million from financing trades in equity securities (including $23.9 million of dividend income and $6.5 million of dividend expense), a net loss of $(3,948.9) million from derivative assets and

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

liabilities (see Note 6, Derivative Instruments), and net gain of $21.7 million from financing trades in fixed income securities, which is included in Fair value through profit or loss in the table above.

Net financing revenues also include interest income of $1,457.3 million and interest expense of $1,597.6 million from collateralized financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $148.3 million income and $107.7 million expense from customer margin financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $15.7 million income and $3.1 million expense from other financing, and the net amount is included in Net interest in the table above.

For the nine months ended September 30, 2024, Net financing revenues include net gains of $1,243.1 million from financing trades in equity securities (including $13.2 million of dividend income and $22.4 million of dividend expense), a net loss of $(992.9) million and a net gain of $1.2 million from financing trades in derivative assets and liabilities, which is included in Fair value through profit or loss in the table above.

Net financing revenues also include interest income of $1,645.5 million and interest expense of $1,742.8 million from collateralized financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $65.9 million income and $20.0 million expense from customer margin financing, and the net amount is included in Net interest in the table above.

Net financing revenues also include $13.3 million income and less than $2.7 million expense from other financing, and the net amount is included in Net interest in the table above.

For additional information regarding credit risk, refer to Note 14, Risks and Uncertainties in the Consolidated Financial Statements for the fiscal year ended December 31, 2024.

Allowance for Credit Losses on Receivables from Customers

The Company recorded an allowance for credit losses of $3.1 million and $2.3 million as of September 30, 2025 and December 31, 2024, respectively, related to its uncollateralized receivables from customers. The Company did not record an allowance for credit losses on its collateralized financing arrangements as all positions were fully collateralized as of September 30, 2025 and December 31, 2024.

13. INCOME TAXES

Income tax expense from continuing operations was $80.2 million and $5.4 million for the nine months ended September 30, 2025 and 2024, respectively. The Company’s effective tax rate was 33.9% and 11.7% for the nine months ended September 30, 2025 and 2024, respectively.

The effective tax rate for the nine months ended September 30, 2025 was higher than the U.S. federal statutory rate of 21.0% primarily due to a permanent difference for the change in fair value of

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

warrant liability, state and local taxes and a change in the valuation allowance against foreign net operating losses. The effective tax rate for the nine months ended September 30, 2024 was lower than the U.S federal statutory rate of 21.0% primarily due to the effect of non-controlling interest partially offset by state and local taxes.

As of September 30, 2025 and December 31, 2024, the Company had a net deferred tax liability of $(6.6) million and a net deferred tax asset of $16.6 million, respectively, which were included in Accounts payable and accrued liabilities and Deferred tax assets, net, respectively, in the Condensed Consolidated Statements of Financial Condition.

Management considers all positive and negative evidence in assessing the need for, or a change in, the valuation allowance against its deferred tax assets as of each reporting date. As of September 30, 2025 and December 31, 2024, the Company recorded a valuation allowance of $9.0 million and $2.6 million, respectively, against its foreign net operating losses.

The Company is subject to taxation in the U.S. federal and various state and local and foreign jurisdictions. As of September 30, 2025, the Company is no longer subject to examination for tax years before 2021.

On July 4, 2025, H.R. 1, commonly referred to as the “One Big Beautiful Bill Act” (“OBBBA”), was signed into law. The OBBBA includes a broad range of tax reform provisions, including 100% bonus depreciation and domestic research cost expensing. Additionally, OBBBA modifies certain key provisions from the Tax Cuts and Jobs Act of 2017 and expanding certain incentives from the Inflation Reduction Act of 2022. Certain provisions of the OBBBA are effective in 2025 while others are effective for tax years beginning after 2025. ASC Topic 740 requires the effects of changes in tax rates and laws to be recognized in the period in which the legislation is enacted. While the Company is currently evaluating the impact of the OBBBA, the provisions with effective dates in 2025 do not have a material impact to the Company’s effective tax rate for the nine months ended September 30, 2025.

14. COMMITMENTS AND CONTINGENCIES

The nature of the Company’s business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business.

At September 30, 2025, there were no unasserted claims or assessments that the Company is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company’s financial condition.

The Company’s regulated subsidiaries are also involved, from time to time, in reviews, examinations, and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding their businesses, operations, reporting or other matters, which may result in judgments, settlements, fines, penalties, injunctions, enhanced oversight, remediation, or other relief.

15. LEASES

The Company’s leases portfolio consists of office space (real estate), which are all classified as operating leases. At September 30, 2025 and December 31, 2024, the weighted-average remaining

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

lease terms are 11.3 years and 5.7 years, respectively. At September 30, 2025 and December 31, 2024, the weighted-average discount rate used to measure the lease liabilities is 8.0% and 7.0%, respectively.

In June 2025, the Company entered into a new operating lease to lease an additional floor in its New York head office building for a term of 12 years, and to extend the term of its existing lease to expire concurrently with the new lease.

Included in Professional fees, marketing and other expenses was rent expense of $5.7 million and $3.3 million for the nine months ended September 30, 2025 and 2024, respectively. Short-term rent expense was $0.8 million and $0.2 million for the nine months ended September 30, 2025 and 2024, respectively.

Future minimum lease payments under operating leases with non-cancelable lease terms, at September 30, 2025, are as follows:

($ in thousands)	Commitment
Remainder of 2025	$1,105
2026	8,421
2027	6,858
2028	6,934
2029	6,372
2030 and thereafter	68,531

Total future minimum lease payments	$98,221
Less imputed interest	36,967

Total operating lease liabilities	$61,254

Cash payments included in the measurement of the leases were $3.1 million and $3.3 million for the nine months ended September 30, 2025 and year ended December 31, 2024, respectively.

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company may engage in transactions with a controlling shareholder or its subsidiaries, with its directors and officers or with other related parties.

The Company through its subsidiary CS LLC provides clearing and execution services to affiliated entities under common control and other related parties. For the nine months ended September 30, 2025, the Company earned Transaction revenues of $1.0 million and Net financing revenues of $1.9 million. For the nine months ended September 30, 2024, the Company earned Transaction revenues of less than $0.1 million and Net financing revenues of $(1.0) million.

At September 30, 2025, the Company had recorded in the Condensed Consolidated Statement of Financial Condition $38.3 million in Receivable from customers, $18.7 million in Receivable from broker-dealers and clearing organizations, and $6.4 million in Payable to customers from transactions with these related parties. At December 31, 2024, the Company had recorded in the Condensed Consolidated Statement of Financial Condition $49.1 million in Receivable from customers, $1.6 million in Receivable from broker-dealers and clearing organizations, and $0.8 million in Payable to customers from transactions with these related parties.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The Company also receives various services from related parties. For the nine months ended September 30, 2025, the Company incurred Professional fees, marketing and other expenses of $1.3 million from transactions with these related parties. For the nine months ended September 30, 2024, the Company incurred Professional fees, marketing and other expenses of $1.3 million from transactions with these related parties.

At December 31, 2024, the Company had recorded in the Condensed Consolidated Statement of Financial Condition a payable of $7.8 million in Accounts payable and accrued liabilities for an unpaid tax distribution to a shareholder that was paid on February 2025.

See also Note 17, Discontinued Operations for a description of the Markets Business transaction.

17. DISCONTINUED OPERATIONS

Effective March 31, 2024 (“Effective Date”), the Company’s controlling shareholder (the “Acquirer”) acquired 100% of the common membership interests in two CSG subsidiaries, Clear Street Markets LLC and Clear Street Investments LLC, along with certain related technology and fixed assets (together the “Markets Business”). Clear Street Markets LLC is a proprietary trading firm and broker-dealer that is registered with the SEC and maintains memberships at principal United States exchanges. Clear Street Investments LLC is a non-regulated proprietary trading firm.

The Company transferred its interests in the Markets Business to the Acquirer in return for the forfeiture of 17.7 million shares of Class X Common Stock of CSG and the redemption by CSH LLC of an identical number of the Class A Units of CSH LLC previously held by the Acquirer in a cashless transaction. The Markets Business net assets carrying value included in the transaction amounted to $67.3 million. After the completion of the transfer of the Markets Business, the Acquirer transferred some of its holdings in the Markets Business to the VC Firm in return for 4.9 million Series B Preferred Stock of the Company. See also Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share—Redeemable Preferred Stock.

The transfer of the Markets Business met the GAAP criteria to be classified as a discontinued operation since the sale represented a strategic decision that had a major effect on the Company’s operations and financial results. As such, the Markets Business’ results for the period from January 1, 2024 through March 31, 2024 have been presented as discontinued operations in the Condensed Consolidated Statement of Comprehensive Income. Since the transaction constituted a transfer of a business to the Company’s controlling shareholders, no gain or loss on disposal of discontinued operations was recognized upon the transfer of the Markets Business.

A Transition Services Agreement provides that during a limited time, certain subsidiaries of the Company and the Markets Business holding company will each provide services that are needed by the other party to continue operating the business without disruption, for no consideration.

A Mirror Forfeiture Agreement pertains to 24 employees of the Markets Business who were granted share-based compensation under the equity incentive plan of CSG. The employees’ grants in CSG continue to vest after the transaction, as long as they provide services to the Markets Business. In order to mitigate the dilution to CSG shareholders upon vesting of the awards, shares of CSG held by the Markets Business owners will be automatically forfeited, based on the fair value of the grants vested.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The components of discontinued operations were as follows:

($ in thousands)	Nine months ended September 30,
2024
Revenues
Net financing revenues	$31,263
Other revenues	12

Net revenues	31,275

Expenses
Compensation and benefits	10,218
Transaction and market access costs, net	7,628
Technology and market data	2,500
Professional fees, marketing and other	1,578
Amortization and depreciation	101

Total operating expenses	22,025
Income tax expenses	1,208

Net income from discontinued operations	$8,042

For the period from January 1, 2024 through March 31, 2024 as included in the Condensed Consolidated Statement of Comprehensive Income, the Markets Business Net financing revenues included $60.5 million net gains from trading in equity securities, $57.0 million net loss from trading in options, $16.2 million net gains from trading in futures, $4.2 million net gains from trading in swaps and net gain of $0.7 million from trading in other instruments.

The cash flows of the discontinued operation as included in the Condensed Consolidated Statements of Cash Flows were as follows:

Nine months ended September 30,
($ in thousands)	2024
Cash used in operating activities	$(3,697)
Cash provided by investing activities	—

18. SEGMENT REPORTING

The Company has a single reportable segment, which is managed on a consolidated basis by the Company’s chief operating decision maker (“CODM”). The Company’s CODM is its Chief Executive Officer (from January 2025 through January 2026, its co-Chief Executive Officers). Consolidated net income is used by the CODM to compare against budgeted and prior periods results, in order to assess the performance of the business and establish company-wide objectives.

The Company’s single segment operates a modern infrastructure platform to provide access to the global capital markets. The Company provides clearing, execution, prime brokerage, stock lending, margin lending and investment banking services to hedge funds, ETFs, introducing broker dealers, traditional and alternative asset managers, family offices and individual investors.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Since the Company is managed on a consolidated basis, there are no reconciling items between segment and the consolidated amounts reported in these Condensed Consolidated Financial Statements, including total assets and segments assets. The accounting policies of the Company’s single segment are the same as those described in the summary in Note 2, Significant Accounting Policies.

The significant expense categories are consistent with those presented on the face of the Condensed Consolidated Statements of Comprehensive Income.

19. SUBSEQUENT EVENTS

Exercise of Right to Purchase Preferred Stock

During October 2025, the VC Firm exercised the VC Right to Purchase additional 9.0 million shares of Series B-1 Preferred Stock of the Company at $8.35 per share, for a total of $75.0 million. Following this exercise, the VC Right to Purchase has been fully exercised.

See also Note 10, Temporary Equity, Stockholders’ Equity and Earnings per Share—Series B Preferred Stock.

Repayment of the 2025 Senior Unsecured Notes

On October 15, 2025, the date of maturity of the 2025 Notes, the Company fully repaid all amounts outstanding under these Notes.

CS LLC Additional Revolving Line of Credit

On October 24, 2025, CS LLC entered into a Revolving Note and Cash Subordination Agreement (the “Agreement”) with a group of banks (collectively, the “Lenders”). Under the Agreement, the Lenders have committed to provide CS LLC with a revolving credit facility of up to $75.0 million during a credit period ending October 24, 2027. Amounts borrowed under the facility will bear interest at the Secured Overnight Financing Rate (SOFR) plus 4.75% (but not less than 5.75%) paid monthly, and will mature on October 24, 2028, unless accelerated in accordance with the Agreement.

The Agreement includes subordination, suspension of repayment, and regulatory capital maintenance provisions. Any repayment of principal or interest is prohibited during periods in which the broker-dealer’s net capital would fall below specified regulatory thresholds. The Agreement also contains provisions for accelerated maturity upon the occurrence of defined events of acceleration or events of default. The Agreement was subject to approval by FINRA, which was obtained on October 24, 2025.

CS LLC Increase to Committed Facility

On November 7, 2025, CS LLC amended its Committed Facility agreement to add additional lenders and increase the amount committed by certain existing lenders, to a total $980.0 million. The calculation of interest rate on Borrowing Bases D and E, and certain financial covenants and events of default were updated. In connection with the amendment, CS LLC incurred issuance costs of $4.3 million.

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Pulse Acquisition

On November 24, 2025, CSH LLC acquired 100% of Pulse Prime Technologies Inc. (“Pulse”) pursuant to a two-step merger agreement. Pulse develops an execution management system for trading in digital assets. Total consideration at closing consisted of approximately $19.4 million worth of Class A Common Stock and $0.6 million of cash. In addition, the merger agreement provides for two contingent earn-outs of $14.7 million and $29.0 million, payable in 2027 and 2028, respectively, in Class A common stock at the then-current share price subject to caps on the maximum number of share issuable upon achievement of specified revenue targets.

Issuance of Series C Preferred Stock

In December 2025 CSG raised $65.0 million through the issuance of 1.6 million shares of Series C Preferred Stock. In January 2026, CSG raised an additional $75.3 million through the issuance of 1.9 million shares of Series C Preferred Stock. The Series C preferred Stock have seniority, conversion and dividend rights similar to the Series B preferred Stock. Each share of Series C Preferred Stock carries a liquidation preference of $40.06. Holders of the Series C Preferred Stock do not have board voting representation.

Add-On to the 2030 Notes

On January 13, 2026, CSH LLC completed an add-on issuance of $78.5 million of its 2030 Notes, increasing the outstanding principal amount to $300.0 million (see Note 9, Borrowings).

Grant to Clear Street Global Corp.

On January 19, 2026, the Company entered into a Support Services and Equity Award Agreement with its controlling shareholder, Clear Street Global Corp. (“CSGC”), for the provision of operational, managerial, strategic, consulting and other support services to the Company. In consideration for these services, the agreement provides for a grant of options to purchase up to 33.4 million shares of Class A common stock of the Company. The grant is contingent upon the completion of the IPO.

The options will be granted in 5 tranches and have an exercise price equal to the IPO price. The options will be subject to both a service condition and a market condition consisting of share-price milestones.

If an applicable share-price milestone is satisfied on or prior to the 5-year anniversary of the grant date, the service-based milestone will vest ratably on a monthly basis between the grant date and the 5-year anniversary of the grant date. If an applicable share-price milestone is satisfied on or following the 5-year anniversary of the grant date, such tranche of options will vest on the date that the share price milestone is satisfied. The share-price milestones with respect to each tranche of options will be satisfied based on the volume weighted average closing price of the Company’s Class A common stock for a period of 90 trading days.

On January 19, 2026, the Company also entered into a Restricted Stock Unit Issuance Agreement with CSGC. The agreement provides for a grant of 8,400,000 RSUs, each representing the right to receive one share of the Company’s Class A common stock. The RSUs will time-vest on the

Clear Street Group Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

six-month anniversary of the grant date, subject to CSGC’s continued service. The RSUs will also be subject to a second vesting trigger tied to the earlier of a change of control transaction or the expiration of a lock-up period following the Company’s IPO.

Boom Acquisition

On January 30, 2026 the Company entered into an agreement to acquire all outstanding equity of Ignition Holdings Limited, the parent company of Boom Securities (H.K.) Limited (“Boom Securities”) and its affiliates (the “Boom Acquisition”). The Boom Acquisition will provide the Company with its first fully licensed clearing brokerage operation in the Asia-Pacific market. The Boom Acquisition consideration is expected to equal approximately $70.0 million in cash and stock, with up to an additional $50.0 million in stock to be paid over two years post-closing subject to Boom Securities’ achievement of agreed financial and operational targets. The completion of the Boom Acquisition is subject to receipt of required regulatory approvals from the Hong Kong’s Securities & Futures Commission and satisfaction of other customary closing conditions.

23,809,524 Shares

Clear Street Group Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC

BofA Securities

Morgan Stanley

UBS Investment Bank

Clear Street

BMO Capital Markets

Barclays

RBC Capital Markets

TD Securities

Piper Sandler

CIBC Capital Markets

Regions Securities LLC

BTIG

M&T Securities

Cohen & Company Capital Markets

Hovde Group, LLC

Roberts & Ryan

Rosenblatt

Wedbush Securities

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts payable by the registrant, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the filing fee to the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Amount to be Paid
SEC registration fee	$166,378
FINRA filing fee	181,215
Listing fee	325,000
Printing expenses	850,000
Legal fees and expenses	5,186,472
Accounting fees and expenses	1,100,000
Transfer agent fees and registrar fees	8,500
Miscellaneous expenses	10,682,435

Total expenses	$18,500,000

Item 14.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its amended and restated certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The registrant’s amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, the registrant intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of the registrant’s amended and restated certificate of incorporation or amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The registrant will maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to the registrant with respect to indemnification payments that the registrant may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of the registrant’s directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 (the “Securities Act”) or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by the registrant within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by the registrant for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2023, the registrant has made issuances and sales of the following unregistered securities:

•

The registrant has granted, under its 2021 Stock Incentive Plan, stock options to purchase an aggregate of 11,011,516 shares of our Class A common stock to certain of its employees, consultants, and directors, having exercise prices ranging from $8.35 to $11.15 per share, and 23,881,253 restricted stock units to be settled in shares of Class A common stock.

•

Between February and May of 2023, the registrant issued and sold 32,490,545 shares of its Series B-1 Preferred Stock to five accredited investors at a purchase price of $8.35 per share for an aggregate purchase price of $271.3 million.

•

In December 2023, the registrant issued and sold 29,940,120 shares of its Series B-1 Preferred Stock in a private placement to one accredited investor at a purchase price of $8.35 per share for an aggregate purchase price of $250.0 million.

•	In October 2024, the registrant issued and sold an aggregate principal amount of $80.0 million of senior unsecured notes to sixteen accredited investors.

•

In December 2024, the registrant issued and sold 2,395,210 shares of its Series B-1 Preferred Stock in a private placement to one accredited investor at a purchase price of $8.35 per share for an aggregate purchase price of $20.0 million.

•

In December 2024, Global Corp. exercised its right to exchange its direct ownership interest in Clear Street Holdings LLC, the registrant’s subsidiary, for shares of the registrant. In connection with the exchange, the registrant issued 112,605,223 shares of Class B common stock to Global Corp.

•	In September 2025, the registrant issued and sold an aggregate principal amount of $221.5 million of senior unsecured notes to 36 accredited investors.

•

In September 2025, the registrant issued and sold 598,802 shares of Series B-1 Preferred Stock in a private placement to one accredited investor at a purchase price of $8.35 per share for an aggregate purchase price of $5.0 million.

•

In October 2025, the registrant issued and sold 8,982,036 shares of Series B-1 Preferred Stock in a private placement to two accredited investors at a purchase price of $8.35 per share for an aggregate purchase price of $75.0 million.

•

In November 2025, the registrant issued 1,040,974 shares of Class A common stock valued at $19.4 million to three accredited investors in connection with its acquisition of Pulse Prime Technologies Inc. (the “Pulse Acquisition”). The Pulse Acquisition was completed using a combination of cash and Class A common stock for total consideration of $20.0 million, subject to typical purchase price adjustments for working capital, cash, indebtedness and other customary adjustments.

•

In December 2025, the registrant issued and sold 1,622,568 shares of its Series C Preferred Stock in a private placement to five accredited investors at a purchase price of $40.06 per share for an aggregate purchase price of $65.0 million.

•

In January 2026, the registrant issued and sold 1,879,180 shares of its Series C Preferred Stock in a private placement to ten accredited investors at a purchase price of $40.06 per share for an aggregate purchase price of $75.3 million.

•	In January 2026, the registrant issued 8,400,000 restricted stock units to be settled in shares of Class A common stock to one accredited investor.

Unless otherwise specified above, the registrant believes these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(i) Exhibits

Exhibit Number	Description

1.1#	Form of Underwriting Agreement

3.1#	Seventh Amended and Restated Certificate of Incorporation of the registrant, as amended, as currently in effect

3.2#	Form of Eighth Amended and Restated Certificate of Incorporation of the registrant, to be in effect upon the completion of this offering

3.3#	Bylaws of the registrant, as currently in effect

3.4#	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering

5.1#	Opinion of Davis Polk & Wardwell LLP

10.1+#	Amended and Restated 2021 Stock Incentive Plan, as amended and restated effective as of December 18, 2025

10.2+#	Form of Restricted Stock Unit Issuance Agreement under the 2021 Plan

10.3+#	Form of Stock Option Agreement under the 2021 Plan

10.4+#	Form of Clear Street Group Inc. 2026 Omnibus Incentive Plan

10.5+#	Form of Option Award Agreement under the Omnibus Incentive Plan

10.6+#	Form of Employee Restricted Stock Unit Agreement under the Omnibus Incentive Plan

10.7+#	Form of Clear Street Group Inc. 2026 Employee Stock Purchase Plan

10.8+#	Non-Employee Director Compensation Policy

10.9#	Support Services and Equity Award Agreement

10.10#	Restricted Stock Unit Issuance Agreement with Global Corp.

10.11+#	Amended and Restated Employment Agreement by and between the registrant and Christopher Pento

10.12+#	Employment Agreement by and between the registrant and Edward T. Tilly

10.13+#	Amended and Restated Employment Agreement by and between the registrant and Edward T. Tilly

10.14+#	Employment Agreement by and between the registrant and Jonathan Daplyn

10.15+#	Employment Agreement by and between the registrant and John Levene

10.16+#	Separation Agreement and General Release by and between the registrant and Christopher Pento

10.17^#	Registration Rights Agreement, dated as of October 20, 2021, by and among the registrant and the investors party thereto

10.18^#	Amended and Restated Investors’ Rights Agreement, dated as of December 18, 2025, by and among the registrant and the investors party thereto.

10.19#	Form of Director and Executive Officer Indemnification Agreement

Exhibit Number	Description

10.20#	Loan Authorization Agreement, dated as of November 12, 2024, by and among Clear Street LLC and BMO Bank N.A.

10.21#	Credit Agreement, dated as of December 4, 2020, by and among Clear Street LLC, the lenders from time to time party thereto and BMO Bank N.A., as Administrative Agent, as amended on December 3, 2021, April 6, 2022, December 2, 2022, December 1, 2023, November 12, 2024, February 5, 2025 and November 7, 2025

10.22#	Credit Agreement, dated as of September 23, 2025, by and among Clear Street UK Limited, the lenders party thereto and BMO Bank N.A., as Administrative Agent

10.23^#	Revolving Note and Cash Subordination Agreement, dated as of October 24, 2025, by and among Clear Street LLC and the lenders from time to time party thereto

10.24^#	Form of Note Purchase Agreement for Clear Street Holdings LLC’s senior unsecured notes due 2026

10.25^#	Form of Note Purchase Agreement for Clear Street Holdings LLC’s senior unsecured notes due 2029

10.26^#	Form of Note Purchase Agreement for Clear Street Holdings LLC’s senior unsecured notes due 2030

10.27+#	Form of Non-Employee Director Restricted Stock Unit Agreement under the Omnibus Incentive Plan

10.28#	Form of Clear Street Global Corp. Option Award Grant

10.29+#	Advisory Agreement by and between the registrant and Christopher Pento

16.1#	Letter Regarding Change in Accountants.

21.1#	List of Subsidiaries of Clear Streep Group Inc.

23.1#	Consent of Ernst & Young LLP

23.2#	Consent of RSM US LLP

23.3#	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1#	Power of Attorney (included on signature page)

107#	Filing Fee Table

^

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

+	Indicates a management contract or compensatory plan.
#	Previously filed.

(ii) Financial statement schedules

A financial statement schedule is included in the consolidated financial statements, which form part of this registration statement, and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on February 10, 2026.

By:	/s/ Edward T. Tilly
Name: Edward T. Tilly
Title: Chief Executive Officer

POWER OF ATTORNEY

Signature	Title	Date

/s/ Edward T. Tilly Edward T. Tilly	Chief Executive Officer and Director (Principal Executive Officer)	February 10, 2026

/s/ Steven Bisgay Steven Bisgay	Chief Financial Officer (Principal Financial and Accounting Officer)	February 10, 2026

* Uriel Cohen	Executive Chairman	February 10, 2026

* Elli Ausubel	Executive Vice Chairman	February 10, 2026

* Christopher Pento	Director	February 10, 2026

* Jay Park	Director	February 10, 2026

* Matthew Roberts	Director	February 10, 2026

Douglas Engmann	Director	February 10, 2026

/s/ Kenneth A. Sicklick
Kenneth A. Sicklick
Attorney-in-fact